tyco

a vital part of your world


07042458

2006 ANNUAL REPORT

2006 FINANCIAL HIGHLIGHTS

OUR PRIORITIES:

ORGANIC GROWTH:
Focus on growing Tyco's businesses while creating shareholder value.

OPERATIONAL EXCELLENCE:
Implement initiatives to achieve best-in-class operating practices and leverage company-wide opportunities.

FINANCIAL STRENGTH & FLEXIBILITY:
Consistently achieve outstanding performance in revenues, earnings, cash flow and all other key financial metrics.

BUILDING TEAMS & CORPORATE CULTURE:
Attract and retain employees who demonstrate the highest standards of excellence, integrity and accountability.

$2.5 BILLION TO REPURCHASE

95 MILLION SHARES, REPRESENTING

4.4% OF DILUTED SHARES OUTSTANDING

SELECTED FINANCIAL DATA
(in US$ Millions Except per Share Data)

	2004	2005	2006
Net Revenue	$37,960	$39,305	$40,960
Income from Continuing Operations	2,869	3,044	4,075
Net Income	2,820	3,019	3,713
Diluted Earnings per Share from Continuing Operations	1.34	1.44	1.97
Diluted Earnings per Share	1.32	1.43	1.80
Total Assets	63,737	62,686	63,722
Total Liabilities	33,307	30,110	28,249
Shareholders' Equity	30,362	32,515	35,419



$4.5
$16.5
$3.2
$12.5
$2.9
$10.2
2004
2005
2006

DEBT & CASH
(In US$ Billions)
☐ Cash & Cash Equivalents
☐ Total Debt



$1.34
$1.44
$1.97
2004
2005
2006

DILUTED EARNINGS PER SHARE FROM CONTINUING OPERATIONS



Healthcare
1.9%
Fire & Security
2.9%
Engineered Products & Services
7.9%
Electronics
9.3%
Total Company
5.4%

ORGANIC REVENUE GROWTH*

*Organic Revenue Growth is a Non-GAAP Financial Measure. See GAAP reconciliation on inside back cover.




RECEIVED
JAN 2 5
WASH. D.C.
199
SECTION

In January 2006, Tyco announced its intent to separate the company's portfolio of diverse businesses into three independent public companies – Tyco Electronics, Tyco Healthcare and the combination of Tyco Fire & Security and Engineered Products & Services. Fiscal 2006 was a busy year for us, marked by continued revenue growth and strong cash flow. We are pleased to provide you with this summary of our fiscal 2006 performance, along with a preview of the exciting companies that will emerge from Tyco in 2007. »

From left to right:

RICHARD J. MEELIA
Chief Executive Officer
Tyco Healthcare Ltd.

EDWARD D. BREEN
Chairman and Chief Executive Officer
Tyco International Ltd.

THOMAS J. LYNCH
Chief Executive Officer
Tyco Electronics Ltd.


$7.0
$12.7
$9.6
$11.7

NET REVENUE BY SEGMENT
(In US$ Billions)

- Electronics
- Fire & Security
- Healthcare
- Engineered Products & Services

***Total* = $41.0 Billion**


$38.0
$39.3
$41.0
2004
2005
2006

TOTAL NET REVENUE
(In US$ Billions)


$11.5
$20.0
$7.0
$2.5

NET REVENUE BY REGION
(In US$ Billions)

- United States
- Europe
- Asia/Pacific
- Other Americas

Total = $41.0 Billion

Fiscal 2006 was a year of transition and continued growth for Tyco. Revenue rose more than 4 percent, from just over $39 billion in fiscal 2005 to nearly $41 billion in fiscal 2006. Net income also rose, from $3.0 billion to more than $3.7 billion. Free cash flow for the year totaled $3.7 billion.

During 2006, the company continued to return excess cash to shareholders, using $2.5 billion to repurchase 95 million shares – representing 4.4 percent of diluted shares outstanding. Tyco has repurchased nearly 220 million shares or share equivalents since August of 2004 – a 10 percent reduction of diluted shares outstanding from mid-2004 through the end of fiscal 2006.

Fiscal 2006 also marked significant progress with Tyco's multi-year Operational Excellence efforts, which include Six Sigma, strategic sourcing and working capital management. Cumulative gross savings through 2006 amounts to $2.8 billion in Six Sigma and strategic sourcing combined, with an additional $1.7 billion in working capital improvements.

As we move into 2007, we are more convinced than ever that the upcoming separation is the right move at the right time for our company, and the separation is expected to be achieved through a tax-free dividend of 100 percent of the stock of Tyco Healthcare and Tyco Electronics. Our balance sheet and cash flows are strong and scores of legacy financial and legal issues have been resolved. We are fortunate to have a great mix of businesses with market-leading positions. Looking forward, these companies are positioned to be able to move faster and more aggressively – and ultimately create more value for shareholders – by pursuing their own growth strategies as independent entities. Along with the great work that has been done by thousands of employees around the globe to strengthen these companies in the last few years, separating them now is the right way to position them for sustained long-term growth.

The combination of Tyco Fire & Security and Engineered Products & Services will continue to be known as **Tyco International**. The company is a leading global provider of electronic security, fire and safety services and products, valves and controls and other industrial products. The company will also continue to manufacture galvanized steel tubing and pipe products, as well as pre-wired armored cable and flexible conduit, for a wide variety of infrastructure markets around the world. With more than 115,000 employees, Tyco International will be organized into major business segments including: ADT Worldwide, Fire Protection Services, Flow Control, Safety Products and Electrical and Metal Products.

Tyco International has a host of significant competitive advantages, including leading market positions and powerful, highly-recognized brands; a diverse portfolio of products and services that are offered to a broad and well-established customer base; stable, recurring revenue; and strong cash flow. With a global footprint in more than 60 countries and roughly half of its fiscal 2006 net revenue generated outside the United States, Tyco International also enjoys the benefits of size and scale that few competitors can match.

Tyco Electronics is a leading global provider of engineered electronic components, network solutions and wireless systems. With 2006 revenues of $12.7 billion, the company


$254
$778
$1,127
$328
$833
$1,354
$373
$914
$1,569
2004
2005
2006

R&D AND CAPITAL EXPENDITURES
(In US$ Billions)

□ ADT Dealer Account Purchases
□ R&D
□ Capital Expenditures


$30.4
$32.5
$35.4
$16.5
$12.5
$10.2
2004
2005
2006

CAPITALIZATION
(In US$ Billions)

□ Total Shareholders' Equity
□ Total Debt

designs, manufactures and markets products for customers in industries ranging from automotive, appliances and aerospace and defense, to telecommunications, computers and consumer electronics. Tyco Electronics employs over 99,000 people worldwide – including 8,000 engineers – and offers global manufacturing, sales and customer service capabilities.

Tyco Electronics has many strengths which position the company well for the future, including its global leadership in the passive components sector, strong customer relationships, process and product technology leadership, a diverse product mix and customer base, broad and balanced geographic sales mix and an experienced management team. Upon separation, Tyco Electronics will be better positioned to pursue its own unique strategy for growth, including leveraging its size and scope to further strengthen its market leadership and market share; pursuing new opportunities in attractive and emerging markets; supplementing its current organic growth efforts with strategic acquisitions; and accelerating its new product development and research investments at a pace that is appropriate for its industries and its investors. Tyco Electronics will be even more agile – and better able to react quickly to changing industry dynamics – as a stand-alone company.

Tyco Healthcare is a global leader in developing, manufacturing and distributing medical devices and supplies, diagnostic imaging agents and pharmaceuticals for use in clinical and home settings. Tyco Healthcare's products are sold under some of the most respected brand names in the healthcare field, including United States Surgical, AutoSuture, Valleylab, Mallinckrodt, Nellcor, Puritan Bennett and Kendall. With 2006 revenue of $9.6 billion, the company has more than 43,000 employees around the world.

Going forward, Tyco Healthcare is well-positioned to capitalize on the attractive dynamics of the healthcare industry and to realize more robust growth. The upcoming separation will create an independent leading global healthcare company, which we expect to benefit from a focused and independent healthcare culture to help attract strategic partners, as well as increasing the company's access to emerging healthcare-related technologies. With market-leading positions in many markets in which the company competes, Tyco Healthcare will conduct its business through segments offering medical devices, imaging solutions, pharmaceutical products, medical supplies and retail products. Whether it is competing for talent or business, investing in its future or pursuing a more focused industry-specific growth strategy, Tyco Healthcare will have the flexibility and financial resources to thrive as an independent public entity.

Tyco International, Tyco Electronics and Tyco Healthcare. These are great companies, each with a bright future. We thank you for your continued support as we prepare them to provide the sustained, long-term growth and value we believe they can deliver going forward.

Edward D. Breen

EDWARD D. BREEN
Chairman and Chief Executive Officer
Tyco International Ltd.

BOARD OF DIRECTORS

Edward D. Breen
Chairman & CEO
Tyco International Ltd.

Adm. Dennis C. Blair
Former President & CEO
Institute for Defense Analyses

Brian Duperreault
Chairman
ACE Limited

Bruce S. Gordon
President & CEO
NAACP

Rajiv L. Gupta
Chairman, President & CEO
Rohm and Haas Company

John A. Krol
Former Chairman & CEO
E.I. du Pont de Nemours & Company

H. Carl McCall
Principal
Convent Capital, LLC

Mackey J. McDonald
Chairman & CEO
VF Corporation

Dr. Brendan R. O'Neill
Former CEO & Director
Imperial Chemical Industries PLC

Sandra S. Wijnberg
Former Senior VP & CFO
Marsh & McLennan Companies, Inc.

Jerome B. York
CEO
Harwinton Capital Corporation

SENIOR MANAGEMENT TEAM

Edward D. Breen*
Chairman
Chief Executive Officer

Christopher J. Coughlin*
Executive Vice President
Chief Financial Officer

William B. Lytton*
Executive Vice President
General Counsel

Edward C. Arditte
Senior Vice President
Strategy & Investor Relations

Carol Anthony ("John") Davidson*
Senior Vice President, Controller
& Chief Accounting Officer

*Officer of Tyco International Ltd.

John E. Evard, Jr.
Senior Vice President
Chief Tax Officer

Juergen W. Gromer
President
Tyco Electronics

Naren K. Gursahaney
President
Tyco Engineered Products & Services

Martina Hund-Mejean
Senior Vice President
Treasurer

Thomas J. Lynch
Chief Executive Officer
Tyco Electronics

Richard J. Meelia
Chief Executive Officer
Tyco Healthcare

George R. Oliver
President
Tyco Safety Products

Eric M. Pillmore
Senior Vice President
Corporate Governance

David E. Robinson
President
Tyco Fire & Security

Laurie A. Siegel
Senior Vice President
Human Resources

Shelley Stewart, Jr.
Senior Vice President, Operational
Excellence & Chief Procurement Officer

CORPORATE DATA

REGISTERED & PRINCIPAL EXECUTIVE OFFICE

Tyco International Ltd.
2nd Floor
90 Pitts Bay Road
Pembroke HM 08, Bermuda
441.292.8674

INDEPENDENT AUDITORS

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414

SHAREHOLDER SERVICES

Registered shareholders (shares held in your own name) with questions such as change of address, lost certificates, or dividend checks should contact Tyco's transfer agent at:
Mellon Investor Services LLC
480 Washington Blvd.
Jersey City, NJ 07310
800.685.4509
201.680.6578
shrrelations@mellon.com
Other shareholder inquiries may be directed to Tyco Shareholder Services at the company's registered office address.

STOCK EXCHANGES

The company's common shares are traded on the Bermuda Stock Exchange and the New York Stock Exchange under the ticker symbol TYC.

TYCO ON THE INTERNET

The 2006 Tyco Annual Report is available online through www.tyco.com. This site also contains the latest company news and information.

TRADEMARKS

All product names appearing in this document are trademarks owned by, or licensed to, the company or its subsidiaries.



Tyco International Ltd.
Second Floor
90 Pitts Bay Road
Pembroke HM 08, Bermuda
Tele: 441 292-8674
Fax: 441 295-9647

January 19, 2007

Dear Shareholder,

You are cordially invited to attend the 2007 Annual General Meeting of Shareholders of Tyco International Ltd., which will be held on March 8, 2007 at 9:00 a.m., Atlantic time, at the Fairmont Hamilton Princess Hotel, 76 Pitts Bay Road, Pembroke HM 08, Bermuda. Details of the business to be presented at the meeting can be found in the accompanying Notice of Annual General Meeting and Proxy Statement. We hope you are planning to attend the meeting. Your vote is important. Whether or not you are able to attend, it is important that your common shares be represented at the meeting. Accordingly, we ask that you please complete, sign, date and return the enclosed proxy card at your earliest convenience.

On behalf of the Board of Directors and the management of Tyco, I extend our appreciation for your continued support.

Yours sincerely,

Edward D. Breen
Chairman and Chief Executive Officer

Tyco International Ltd.
Second Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda

TYCO INTERNATIONAL LTD.

NOTICE OF 2007 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD MARCH 8, 2007

NOTICE IS HEREBY GIVEN that the 2007 Annual General Meeting of Shareholders of Tyco International Ltd. will be held on March 8, 2007 at 9:00 a.m., Atlantic Time, at the Fairmont Hamilton Princess Hotel, 76 Pitts Bay Road, Pembroke HM 08, Bermuda for the following purposes:

1. To elect the Board of Directors;

2. To re-appoint Deloitte & Touche LLP as the independent auditors and to authorize the Audit Committee of the Board of Directors to set the auditors' remuneration;

3. To consider and act on such other business as may properly come before the meeting or any adjournment thereof.

During the meeting, management also will present Tyco's audited consolidated financial statements for the fiscal year ended September 29, 2006.

This Notice of Annual General Meeting and Proxy Statement and the enclosed proxy card are first being sent on or about January 22, 2007 to each holder of record of Tyco common shares at the close of business on January 12, 2007. Only holders of record of Tyco common shares on January 12, 2007 are entitled to notice of, and to attend and vote at the Annual General Meeting and any adjournment or postponement thereof. **Whether or not you plan to attend the meeting, please complete, sign, date and return the enclosed proxy card to ensure that your common shares are represented at the meeting.** Tyco shareholders of record who attend the meeting may vote their common shares personally, even though they have sent in proxies.

By Order of the Board of Directors,



William B. Lytton
Executive Vice President and General Counsel

January 19, 2007

PLEASE PROMPTLY COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD. THE PROXY IS REVOCABLE AND IT WILL NOT BE USED IF YOU: GIVE WRITTEN NOTICE OF REVOCATION TO THE SECRETARY AT TYCO INTERNATIONAL LTD., SECOND FLOOR, 90 PITTS BAY ROAD, PEMBROKE HM 08, BERMUDA PRIOR TO THE VOTE TO BE TAKEN AT THE MEETING; LODGE A LATER-DATED PROXY; OR ATTEND AND VOTE PERSONALLY AT THE MEETING.

2007 Proxy Statement

TABLE OF CONTENTS

INFORMATION ABOUT THIS PROXY STATEMENT AND THE ANNUAL GENERAL MEETING

Questions and Answers About Voting Your Common Shares

Why did I receive this Proxy Statement?

Tyco has sent this Notice of Annual General Meeting and Proxy Statement, together with the enclosed proxy card or voting instruction card, because Tyco's Board of Directors is soliciting your proxy to vote at the Annual General Meeting on March 8, 2007. This Proxy Statement contains information about the items being voted on at the Annual General Meeting and important information about Tyco. Tyco's 2006 Annual Report to Shareholders and Annual Report on Form 10-K for the fiscal year ended September 29, 2006, which includes the audited consolidated financial statements of Tyco for the fiscal year ended September 29, 2006, are enclosed with or have been sent in advance of these materials.

Tyco has sent these materials to each person who is registered as a holder of its common shares in its register of shareholders (such owners are often referred to as "holders of record") as of the close of business on January 12, 2007, the record date for the Annual General Meeting. Any Tyco shareholder as of the record date who does not receive a copy of this Notice of Annual General Meeting and Proxy Statement, together with the enclosed proxy card or voting instruction card, may obtain a copy at the Annual General Meeting or by contacting Tyco at (441) 298-9732.

Tyco has requested that banks, brokerage firms and other nominees who hold Tyco common shares on behalf of the owners of the common shares (such owners are often referred to as "beneficial shareholders" or "street name holders") as of the close of business on January 12, 2007 forward these materials, together with a proxy card or voting instruction card, to those beneficial shareholders. Tyco has agreed to pay the reasonable expenses of the banks, brokerage firms and other nominees for forwarding these materials.

Finally, Tyco has provided for these materials to be sent to persons who have interests in Tyco common shares through participation in the company share funds of the Tyco retirement savings plans and employee share purchase plans. These individuals are not eligible to vote directly at the Annual General Meeting. They may, however, instruct the trustees of these plans how to vote the common shares represented by their interests. The enclosed proxy card will also serve as voting instructions for the trustees of the plans.

Who is entitled to vote?

Each holder of record of Tyco common shares on January 12, 2007, the record date for the Annual General Meeting, is entitled to attend and vote at the Annual General Meeting. A poll will be taken on each proposal to be put to the Annual General Meeting.

How many votes do I have?

Every holder of a common share on the record date will be entitled to one vote per share for each director to be elected at the Annual General Meeting and to one vote per share on each other matter presented at the Annual General Meeting. On January 12, 2007, there were 1,976,314,29? common shares outstanding and entitled to vote at the Annual General Meeting.

What proposals are being presented at the Annual General Meeting?

Tyco intends to present proposals numbered one and two for shareholder consideration and voting at the Annual General Meeting. These proposals are for:

- Election of the Board of Directors;
- Re-appointment of Deloitte & Touche LLP as the independent auditors and authorization of the Audit Committee of the Board to set the auditors' remuneration.

Other than matters incident to the conduct of the Annual General Meeting, Tyco does not know of any business or proposals to be considered at the Annual General Meeting other than those set forth in this Proxy Statement. If any other business is proposed and properly presented at the Annual General Meeting, the proxies received from our shareholders give the proxy holders the authority to vote on the matter at their discretion.

How do I attend the Annual General Meeting?

All shareholders are invited to attend the Annual General Meeting. For admission to the Annual General Meeting, shareholders of record should bring the admission ticket attached to the enclosed proxy card to the Registered Shareholders check-in area, where their ownership will be verified. Those who have beneficial ownership of common shares held by a bank, brokerage firm or other nominee should come to the Beneficial Owners check-in area. **To be admitted, beneficial owners must bring account statements or letters from their banks or brokers showing that they own Tyco common shares.** Registration will begin at 8:00 a.m. Atlantic Time and the Annual General Meeting will begin at 9:00 a.m. Atlantic Time.

How do I vote?

You can vote in the following ways:

- ***By Mail:*** If you are a holder of record, you can vote by marking, dating and signing your proxy card and returning it by mail in the enclosed postage-paid envelope. If you hold your common shares in street name, you can vote by following the instructions on your voting instruction card.

- *At the Annual General Meeting:* If you are planning to attend the Annual General Meeting and wish to vote your common shares in person, we will give you a ballot at the meeting. Shareholders who own their common shares in street name are *not* able to vote at the Annual General Meeting unless they have a proxy, executed in their favor, from the holder of record of their shares.

Even if you plan to be present at the Annual General Meeting, we encourage you to complete and mail the enclosed card to vote your common shares by proxy.

What if I return my proxy or voting instruction card but do not mark it to show how I am voting?

Your common shares will be voted according to the instructions you have indicated on your proxy or voting instruction card. If you sign and return your proxy card or voting instruction card but do not indicate instructions for voting, your common shares will be voted: "FOR" the election of all nominees to the Board of Directors named on the proxy card; "FOR" proposal two; and with respect to any other matter which may properly come before the Annual General Meeting, at the discretion of the proxy holders.

May I change or revoke my vote after I return my proxy or voting instruction card?

You may change your vote in one of three ways at any time before it is exercised:

- Notify our Secretary in writing before the Annual General Meeting that you are revoking your proxy;
- Submit another proxy card (or voting instruction card if you hold your common shares in street name) with a later date; or
- If you are a holder of record, or a beneficial holder with a proxy from the holder of record, vote in person at the Annual General Meeting.

What does it mean if I receive more than one proxy or voting instruction card?

It means you have multiple accounts at the transfer agent and/or with banks and stockbrokers. Please vote all of your common shares. Beneficial shareholders sharing an address who are receiving multiple copies of the proxy materials, Annual Report and Form 10-K will need to contact their broker, bank or other nominee to request that only a single copy of each document be mailed to all shareholders at the shared address in the future. In addition, if you are the beneficial owner, but not the record holder, of Tyco's common shares, your broker, bank or other nominee may deliver only one copy of the Proxy Statement, Annual Report and Form 10-K to multiple shareholders who share an address unless that nominee has received contrary instructions from one or more of the shareholders. Tyco will deliver promptly, upon written or oral request, a separate copy of the Proxy Statement, Annual Report and Form 10-K to a shareholder at a shared address to which a single copy of the documents was delivered. Shareholders who wish to receive a separate copy of the Proxy Statement, Annual Report and Form 10-K, now or in the future, should submit their request to Tyco by telephone at (441) 298-9732 or by submitting a written request to Tyco Shareholder Services, Tyco International Ltd., Second Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda.

What constitutes a quorum?

The presence, in person or by proxy, of the holders of a majority of the common shares outstanding and entitled to vote at the Annual General Meeting constitutes a quorum for the conduct of business.

What vote is required in order to approve each proposal?

The affirmative vote of a majority of the common shares represented and voting at the Annual General Meeting is required for election of directors, the re-appointment of Tyco's independent auditors and authorization of the Audit Committee of the Board of Directors to set the auditors' remuneration. Pursuant to Bermuda law, (i) common shares which are represented by "broker non-votes" (*i.e.*, common shares held by brokers which are represented at the Annual General Meeting but with respect to which the broker is not empowered to vote on a particular proposal) and (ii) common shares which abstain from voting on any matter, are not included in the determination of the common shares voting on such matter, but are counted for quorum purposes.

How will voting on any other business be conducted?

Other than matters incident to the conduct of the Annual General Meeting, we do not know of any business or proposals to be considered at the Annual General Meeting other than those set forth in this Proxy Statement. If any other business is proposed and properly presented at the Annual General Meeting, the proxies received from our shareholders give the proxy holders the authority to vote on the matter at their discretion.

Who will count the votes?

Mellon Investor Services will act as the inspector of election and will tabulate the votes.

Returning Your Proxy Card

Tyco shareholders should complete and return the proxy card as soon as possible. In order to assure that your proxy is received in time to be voted at the meeting, the proxy card must be completed in accordance with the instructions on it and received at any one of the addresses set forth below by the times (being local times) and dates specified:

In Bermuda:

by 5:00 p.m. on March 7, 2007 by hand or mail at:

Tyco International Ltd.
Second Floor, 90 Pitts Bay Road
Pembroke HM 08, Bermuda

In the United States:

by 7:00 a.m. on March 8, 2007 by mail at:

Tyco International Ltd.
c/o Mellon Investor Services
P.O. Box 3510
South Hackensack, NJ 07606-9247
United States of America

In the United Kingdom:

by 5:00 p.m. on March 7, 2007 by hand or mail at:

Tyco International Ltd.
c/o Tyco Holdings (UK) Limited
Law Department
7th Floor
Broadgate West
9 Appold Street
London EC2A 2AP
United Kingdom

In Australia:

by 5:00 p.m. on March 7, 2007 by hand or mail at:

Tyco International Ltd.
c/o Tyco International Pty. Limited
Unit 38, 38 South Street,
Rydalmere NSW 2116
Australia

If your common shares are held in street name, you should return your proxy card or voting instruction card in accordance with the instructions on that card or as provided by the bank, brokerage firm or other nominee who holds Tyco common shares on your behalf.

OVERVIEW

On January 13, 2006, the Company announced that its Board of Directors approved a plan to separate the Company into three separate, publicly traded companies: Tyco Healthcare, one of the world's leading diversified healthcare companies; Tyco Electronics, the world's largest passive electronic components manufacturer; and a combination of Tyco Fire and Security and Engineered Products and Services, a global business with leading positions in residential and commercial security, fire protection and industrial products and services (the "Proposed Separation"). After thorough reviews of strategic options, the Board of Directors believes that this strategy is the best way to position our market-leading companies for sustained growth and value creation.

Consummation of the Proposed Separation is subject to certain conditions, including final approval by the Tyco Board of Directors, receipt of necessary tax rulings, required opinions of counsel, the filing and effectiveness of registration statements with the Securities and Exchange Commission ("SEC") and the completion of any necessary debt refinancings. Approval by the company's shareholders is not required as a condition to the consummation of the Proposed Separation. Tyco has received a private letter ruling from the Internal Revenue Service ("IRS") regarding the U.S. federal income tax consequences of the Proposed Separation, noting it will qualify as tax-free. Tyco expects to file registration statements in connection with the Proposed Separation during January 2007. Following the Proposed Separation, Tyco's shareholders will own 100% of the equity in all three companies through tax-free stock dividends.

In 2006, corporate governance in the area of executive compensation has received greater attention, both by governmental regulators and shareholders. Even though the changes to disclosure rules relating to executive compensation policies, practices and procedures will be effective for the Company's 2008 Annual General Meeting, the Compensation and Human Resources Committee Report in this year's proxy statement incorporates many of the principles of the recently amended rules.

CORPORATE GOVERNANCE

Corporate Governance Principles

The Board of Directors (the "Board") has adopted governance principles to provide guidelines for Tyco (or the "Company") and the Board to implement effective corporate governance practices. The governance principles are summarized below, and the full text of the governance principles is posted on the Company's website at *www.tyco.com*. We will also provide a copy of the governance principles to shareholders upon request.

Mission of the Board of Directors

The mission of the Board is to promote the long-term health and growth of Tyco in the interest of its shareholders and to set an ethical "tone at the top." To this end, the Board provides management with strategic guidance, and also ensures that management adopts and implements procedures designed to promote both legal compliance and the highest standards of honesty, integrity and ethics throughout the organization.

Board Responsibilities

The Board's responsibilities include:

- Reviewing and approving management's strategic business plans and operating performance;
- Reviewing and approving financial plans, objectives and actions, including significant capital allocations and expenditures;
- Monitoring management's execution of corporate plans and objectives;
- Advising management on significant decisions and reviewing and approving major transactions;
- Recommending director candidates for election to shareholders;

- Appraising the Company's major risks and overseeing that appropriate risk management and control procedures are in place;
- Selecting, monitoring, evaluating, compensating and, if necessary, replacing, the Chief Executive Officer and other senior executives, and maintaining management development and succession plans;
- Determining the Chief Executive Officer's compensation, and approving senior executives' compensation, based on performance in meeting pre-determined standards and objectives;
- Determining that procedures are implemented to promote compliance with laws and regulations, and setting an ethical "tone at the top";
- Determining that procedures are in place to promote integrity and candor in the audit of Tyco's financial statements and operations, and in all financial reporting and disclosure activities; and
- Designing and assessing the effectiveness of its own governance practices and procedures.

Board Risk Management

The Board is responsible for appraising the company's major risks, for determining that appropriate risk management and control procedures are in place, and for overseeing that senior executives take appropriate steps to manage or mitigate all major risks. Members of the Board conduct regular site visits to business locations to assess risks and evaluate the Company's control procedures.

Board Organization

The business of the Company is managed under the direction of the Board for the benefit of the shareholders. The Board delegates its authority to management for managing the everyday affairs of the Company. The Board requires that senior management review major actions and initiatives with the Board prior to implementation.

The Board consists of a substantial majority of independent directors who meet a stringent definition of independence. The independent directors of the Board, acting in executive session, annually elect a Lead Director to serve as chair of the Nominating and Governance Committee. The Lead Director, among other things, sets the Board agendas with Board and management input, facilitates communications among directors, works with the Chief Executive Officer to provide an appropriate information flow to the Board and chairs an executive session of the independent directors at each formal Board meeting. The Board also maintains two other standing committees—the Audit Committee and the Compensation and Human Resources Committee. All three committees are entirely composed of independent directors. Assignments to, and chairs of, the committees are recommended by the Nominating and Governance Committee and selected by the Board. All committees report on their activities to the Board at each regular Board meeting.

To ensure effective discussion and decision making, while at the same time having a sufficient number of independent directors for its three committees, between ten and thirteen directors generally serve for annual terms. Shareholders have the authority to set the number of directors at the annual general meeting, and the directors have the authority to fill any vacancy that may arise between Annual General Meetings. The Nominating and Governance Committee reviews the Board's organization annually and recommends appropriate changes to the Board.

The Company believes the positions of Chairman of the Board and Chief Executive Officer ("Chairman/CEO") should be held by the same person, unless circumstances dictate otherwise. The Company has adopted a counterbalancing governance structure, including:

- A designated Lead Director;
- A substantial majority of independent directors;
- Annual election of directors by a majority of votes cast at the Annual General Meeting;
- Committees entirely composed of independent directors; and

- Established governance guidelines.

Board Operation

The Board meets at least six times annually and committee meetings are normally held in conjunction with Board meetings. Additional Board meetings are held throughout the year, as may be necessary, to advise management and consider matters affecting the Company's operations. Frequent Board meetings are critical not only for timely decisions but also for directors to be well informed about Tyco's current operations and issues. One of these meetings is scheduled in conjunction with the Company's Annual General Meeting. Board members are required to attend the Annual General Meeting. The Lead Director, in consultation with the Chairman/CEO, is responsible for setting meeting agendas with input from the other directors. An executive session of independent non-executive directors, chaired by the Lead Director, is held at each formal meeting of the Board. Strategic planning and succession planning sessions are held annually at a regular Board meeting.

The Chairman/CEO and committee chairs are responsible for conducting meetings and informal consultations in a manner that encourages informed, meaningful, and probing deliberations. Presentations at Board meetings are concise and focused and include adequate time for discussion and decision-making. Directors receive the agenda and materials for meetings in advance. Directors may ask for additional information from, or meet with, senior management at any time.

The Board's intent is for directors to attend all regularly scheduled Board and committee meetings in person. Decisions by the Board and its committees are recorded in the minutes of their meetings, and copies of the minutes are forwarded to all directors after each Board and committee meeting for review, comment, and adoption.

Board Advisors

Consistent with their respective charters, the Board and its committees may retain their own advisors as they determine necessary to carry out their responsibilities.

Board Self-Evaluation

The Nominating and Governance Committee coordinates an annual evaluation process by the directors of the Board's performance and procedures, including an evaluation of individual directors. This self-evaluation leads to a full Board discussion of the results. The evaluation process includes the following:

- Solicitation of Committee and Board performance assessments from each director using written appraisals followed by individual interviews;
- Informal discussion with the Lead Director and each director as part of the evaluation;
- Review of the qualifications and performance of all Board members in connection with their renomination to the Board;
- The Nominating and Governance Committee, the Audit Committee, and the Compensation and Human Resources Committee each conduct an annual self-evaluation of their performance and procedures, including the adequacy of their committee charters; and
- In concluding its self-evaluation, the Board meets in executive session to review and discuss the annual evaluation results.

Board Compensation and Share Ownership

Non-employee director compensation consists of a cash retainer and an award of deferred stock units. A majority of the directors' annual compensation is provided as equity. This component reflects the Board's belief that director compensation should be tied to the performance of Tyco's common shares. The Compensation and Human Resources Committee, jointly with the Nominating and Governance Committee, periodically reviews the directors' compensation and recommends changes as appropriate. In addition, the compensation consultant independently engaged by the Compensation and

Human Resources Committee provides advice and benchmarking data regarding director compensation for the Board's ultimate consideration. To promote alignment of the Board with shareholder interests, the Board's governance principles provide that directors are required to own, at a minimum, Tyco stock or stock units equal to three times their annual cash retainer within three years of joining the Board. Once a director satisfies the minimum stock ownership amount, the director will remain qualified, regardless of market fluctuations, under the governance principles as long as the director does not sell any stock. As of October 2, 2006, all of the non-employee directors have met the Company's stock ownership guidelines. Directors who are also Tyco employees receive no additional compensation for serving as a director.

Director Service

Directors are elected by an affirmative vote of a majority of the votes cast by shareholders at the annual meeting and serve for one-year terms. Any nominee for director who does not receive a majority of votes cast from the shareholders is not elected to the Board.

Directors must resign from the Board at the Annual General Meeting following their 72nd birthday. The Nominating and Governance Committee is responsible for coordinating the annual board self-evaluation process which leads to a review of all directors. Where necessary, the Nominating and Governance Committee will take action to remove a director for poor performance. Removal of a director requires unanimous Board approval, but does not require the approval of the director whose removal is sought. Directors must inform the Nominating and Governance Committee of any significant change in their employment or professional responsibilities. In the event of a significant change, directors must offer to resign from the Board. This allows for discussion with the Nominating and Governance Committee to determine if it is in the Company's interest for the director to continue on the Board.

The Board's governance principles limit committee chairs and Lead Director to service in their respective roles for no more than five years. When the Chairman/CEO steps down, he simultaneously will resign from the Board, unless the Board decides that his continued service on the Board is in the best interests of the Company.

Director Orientation and Education

Tyco has a formal orientation program for new directors, which includes information on Tyco's mission, values, governance, compliance, and business operations. An annual continuing education program is provided to incumbent directors, which includes a review of Tyco's Guide to Ethical Conduct. Directors are also encouraged to take advantage of outside continuing education relating to their duties as a director and to subscribe to appropriate professional publications at the Company's expense.

Other Directorships and Conflicts

In order to provide sufficient time for informed participation in Board activities, non-executive directors, who are employed as the CEO of a publicly traded company, are required to limit their external directorships of other public companies to not more than two. Non-executive directors, who are otherwise fully employed, are required to limit their external directorships of other public companies to three; and non-executive directors, who are not fully employed, are required to limit their external directorships of other public companies to five. Current positions in excess of these limits may be maintained if the Board determines that continued service would not impair the director's service on the Company's Board. Furthermore, the Chairman/CEO may serve on no more than two other public company boards.

The Nominating and Governance Committee must be notified of any invitations extended to directors, the Chairman/CEO and other Company senior executives to serve on an outside board of directors and assess the potential conflicts of interest and impact on the Company.

Charitable Contributions

Our governance principles require that the Board approve all charitable donations by Tyco to organizations associated with a director. The amount of any such donation is limited to an amount that is less than one percent of that organization's annual charitable receipts and is less than one percent of Tyco's total annual charitable contributions. Any matching donation by Tyco to organizations associated with a director is limited to an amount that is no greater than the amount contributed by the director and is required to be made in a manner consistent with Tyco's employee matching gift program.

Independence of Nominees for Director

The Board has determined that all of the nominees standing for election at the 2007 Annual General Meeting, other than the Chief Executive Officer, are independent of the Company. All nominees have no material relationship with the Company, either directly or as a partner, shareholder or affiliate of an organization that has a relationship with the Company. The Board has made this determination based on the following:

- Independent directors are: Dennis C. Blair; Brian Duperreault; Bruce S. Gordon; Rajiv L. Gupta; John A. Krol; H. Carl McCall; Mackey J. McDonald; Brendan R. O'Neill,; Sandra S. Wijnberg; and Jerome B. York;
- Other than Edward D. Breen, no nominee for director is a current or former officer or employee of the Company or its subsidiaries or affiliates, who served in that capacity within the last five years;
- Other than Mr. Breen, due solely to the fact that he is an employee of the Company, no nominee for director has any current or prior material relationships with the Company aside from his or her directorship that could affect his or her judgment;
- No nominee for director has an immediate family member who is an officer of the Company or its subsidiaries or has any current or past material relationship with the Company;
- No nominee for director, other than Mr. Breen and Ms. Wijnberg, has worked for, consulted with, been retained by, or received anything of substantial value from the Company aside from his or her compensation as a director;
- No nominee for director is, or was within the past five years, employed by the independent auditor for the Company;
- No executive officer of the Company serves on either the board of directors or the compensation committee of any corporation that employs either a nominee for director or a member of the immediate family of any nominee for director;
- No nominee for director is an executive officer of any entity which the Company's annual sales to or purchases from exceeded one percent of either entity's annual revenues for the last fiscal year;
- No nominee for director serves as a director, trustee, executive officer or similar position of a charitable or non-profit organization to which the Company or its subsidiaries made charitable contributions or payments in fiscal 2006, in excess of one percent of the organization's charitable receipts or the Company's charitable donations; and
- No nominee for director works for, consults with, or is retained by another publicly traded company on whose board of directors the Company's Chief Executive Officer or other senior management serves.

Guide to Ethical Conduct

We have adopted the Tyco Guide to Ethical Conduct, which applies to all employees, officers, and directors of Tyco. The Guide to Ethical Conduct meets the requirements of a "code of ethics" as defined by Item 406 of Regulation S-K and applies to our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, as well as all other employees, as indicated above. The Guide to

Ethical Conduct also meets the requirements of a code of business conduct and ethics under the listing standards of the New York Stock Exchange ("NYSE"). The Guide to Ethical Conduct is posted on our website at *www.tyco.com* under the heading "Our Commitment—Governance." We will also provide a copy of the Guide to Ethical Conduct to shareholders upon request. We disclose any amendments to the Guide to Ethical Conduct, as well as any waivers for executive officers or directors, on Form 8-K and on our website at *www.tyco.com* under the heading "Our Commitment—Governance—Governance Changes."

Communications with the Board of Directors

The Board has established a process for shareholders to communicate with members of the Board, including the Lead Director and all non-management directors as a group. If you have any concern, question or complaint regarding our compliance with any policy or law, or would otherwise like to contact the Board, you can reach the Board via email at *directors@tyco.com*. A direct link to this email address can be found on our website at *www.tyco.com* under the headings "Our Commitment—Governance—Contact Tyco Board." Inquiries can be submitted anonymously and confidentially.

All inquiries are received and reviewed by the Corporate Ombudsman, who prepares a report for the Board summarizing all items received that become cases requiring investigation. The Corporate Ombudsman then directs cases most properly addressed by other departments, such as customer service or accounts payable, to those departments and follows up with the assigned case owner to ensure that the cases are addressed in a timely manner. Any inquiry that presents a matter relevant to accounting, audit or internal controls, or similar issues, is presented in greater detail in the report to the Board, along with the status of any actions taken to address the matter. The Board or, in the case of accounting, audit or internal controls matters, the Audit Committee, then has the opportunity to discuss these inquiries, internally and with the Corporate Ombudsman, and directs any additional action it determines is necessary or appropriate. All matters remain on the Board report until they have been resolved.

In connection with the 2004 Annual General Meeting, the Board recommended that shareholders vote for a shareholder proposal on environmental reporting. The proposal, which was approved by shareholders, requested that the Company report by October 31, 2005 on the following items: a description of the Company's environmental management system; an analysis of the Company's toxic releases from major facilities; and plans for reduction of toxins (particularly toxins that are persistent or bioaccumulative). In response, the Company prepared and published the Tyco Environmental, Health and Safety 2005 Report, as approved by the Board in September 2005. The Company has more recently published a 2006 version of the Environmental, Health and Safety Report. These reports are available to the public on the Company's website at *www.tyco.com* under the heading "Our Commitment—Environment, Health & Safety."

Shareholder Rights

On March 24, 2004, shareholders approved the adoption of the Amended and Restated Bye-laws of Tyco which provided additional shareholder protections, adopted standards closer to those provided under the General Corporation Law of Delaware, and aligned provisions with prevailing public company practice. As part of these Bye-laws, shareholders approved a Bye-law provision that requires the Board of Directors to obtain the affirmative vote of at least 66⅔% of the shareholders entitled to vote on the relevant record date in order to adopt a shareholder rights plan. As of the date of this proxy, the Company does not have a shareholder rights plan, commonly referred to as a "poison pill." Furthermore, the Bye-laws allow that any action required or permitted to be taken at an annual or special general meeting of the Company may be taken without a meeting and without prior notice, if a resolution in writing setting forth the action is signed by or on behalf of all the shareholders of the Company.

Policy on Director/Executive Officer Loans

In accordance with the Sarbanes-Oxley Act and Company policy, the Company does not directly or indirectly, including through any subsidiary, extend or maintain credit, arrange for the extension of credit, or renew an extension of credit, in the form of a personal loan, for any director or executive officer or equivalent thereof.

COMPENSATION OF NON-EMPLOYEE DIRECTORS

Fiscal 2006 Compensation

The fiscal 2006 compensation package for non-employee directors consisted of an annual retainer of $80,000 and Deferred Stock Units ("DSU"s) with a value at grant of $120,010. The Lead Director and the Chair of the Audit Committee received an additional fee of $20,000 and the Chairs of the Compensation and Human Resources Committee and the Nominating and Governance Committee each received an additional fee of $15,000, in recognition of the responsibilities required in these roles. In addition, as approved by the Board in July 2003, any member of a special committee of the Board receives meeting fees in an amount up to $1,500 per day for each special committee meeting that he or she attends. A director who is also an employee receives no additional remuneration for services as a director.

The amount of cash retainer, Lead Director and Chair fees and special meeting fees each Board member received during fiscal 2006 are summarized in the table below. In addition, the table below lists the date each current Board member received DSU grants during fiscal 2006 and the fair market value at the time the DSUs were granted. DSUs are vested upon grant and are payable in the form of Tyco common shares within 30 days following termination of service as a Board member.

For fiscal year 2006, directors received their DSU grant on the first business day of the fiscal year.

Fiscal Year 2006 Board Retainer and Fees

Director	Annual Retainer	Lead/Chair Retainer	Qualified Meeting Fees	DSU Grant		
				Date	DSUs Granted	Value
Dennis C. Blair[7]	$80,000			10/3/2005	4,241	$120,010
Brian Duperreault	$80,000			10/3/2005	4,241	$120,010
Bruce S. Gordon	$80,000			10/3/2005	4,241	$120,010
Rajiv L. Gupta	$80,000			10/3/2005	4,241	$120,010
John A. Krol[7]	$80,000	$35,000[2]	$24,000[5]	10/3/2005	4,241	$120,010
H. Carl McCall[7]	$80,000		$18,000[5]	10/3/2005	4,241	$120,010
Mackey J. McDonald	$80,000	$15,000[3]		10/3/2005	4,241	$120,010
Brendan R. O'Neill[1]	$80,000			10/3/2005	4,241	$120,010
Sandra S. Wijnberg[6][7]	$80,000		$18,750[5]	10/3/2005	4,241	$120,010
Jerome B. York	$80,000	$20,000[4]		10/3/2005	4,241	$120,010

(1) The cash remuneration for Dr. O'Neill is paid in British sterling converted from U.S. dollars using the conversion rate on the day prior to the payment date.

(2) Mr. Krol served as both the Lead Director and the Chair of the Nominating and Governance Committee.

(3) Mr. McDonald served as the Chair of the Compensation and Human Resources Committee.

(4) Mr. York served as the Chair of the Audit Committee.

(5) During fiscal year 2006, the Board formed a Special Committee of Directors to oversee director recruiting and governance formation for Tyco Healthcare and Tyco Electronics resulting from the Proposed Separation of the Company into three, separate public companies.

(6) Ms. Wijnberg received a retainer in the amount of $20,000 in connection with her agreement to serve as a director of Tyco Electronics Ltd. upon completion of the Company's Proposed Separation.

[7] During fiscal year 2006, the company made matching charitable contributions under the Company's Employee Gift Matching Program for the following director charitable contributions in the following matching amounts: Mr. Blair—$1,000; Mr. Krol—$10,000; Mr. McCall—$2,200; Ms. Wijnberg—$15,000.

Director Deferred Compensation Plan

Under the Director Deferred Compensation Plan ("Deferred Compensation Plan"), each non-employee director may make an election to defer some or all of his or her cash remuneration for that year. Under the Deferred Compensation Plan, an unfunded deferred compensation bookkeeping account is established for each director who elects to defer cash remuneration otherwise payable during the year. The director may choose the deemed investment of amounts credited to his/her deferred compensation account into the Interest Income Measurement Fund or the U.S. Equity Index Commingled Measurement Fund. Earnings and/or losses on the Measurement Funds mirror the investment results of funds available under the Company's 401(k) retirement savings and investment plans. Each director may elect to receive a distribution of the amounts credited to his or her deferred compensation account in a lump sum cash payment either at termination from the Board or at a future date that is at least five years following the year it is deferred. Any unpaid balances will be distributed to a director upon the later of his or her attainment of age 70 and his or her termination from the Board. Mr. McDonald deferred his director fees for the first quarter of fiscal year 2006, but did not defer fees during calendar year 2006.

Fiscal 2007 Compensation

In July 2006, the Compensation and Human Resources Committee independently retained consulting firm to conduct a review of the current Board compensation structure and benchmarks relative to the compensation for the directors of our peer companies. Based on the results of the review, the Board decided not to change director compensation for fiscal 2007. The annual cash retainer for fiscal 2007 remains at $80,000. The Lead Director and Chair of the Audit Committee will each receive an additional annual fee of $20,000 and the Chairs of the Compensation and Human Resources Committee and the Nominating and Governance Committee will each receive an additional annual fee of $15,000, in recognition of the responsibilities required in these roles. All retainers and fees are payable quarterly and are pro-rated if the director begins or ends Board service during the quarter.

In addition to the cash retainers and fees, on October 2, 2006, each director received a grant of DSUs under the 2004 Stock and Incentive Plan with a value of $120,013 based on the average fair market value of a common share for the 60 calendar day period immediately preceding the grant date. The value per share was $26.38 and each Board member was credited with 4,549 DSUs. Under the terms of the grant agreements, each DSU is vested when granted and will be payable in the form of Tyco common shares within 30 days following termination of service as a Board member. Dividend equivalents are credited to each Board member's DSU account at the same time and in the same amount as dividends that are paid to shareholders on common shares and increase the number of DSUs in a director's account based on the fair market value of a common share on the dividend payment date.

PROPOSAL NUMBER ONE—ELECTION OF DIRECTORS

Upon the recommendation of the Nominating and Governance Committee, the Board has nominated for election at the 2007 Annual General Meeting a slate of 11 nominees, 10 of whom are currently serving on the Board. The nominees are Ms. Wijnberg, Admiral Blair, Dr. O'Neill and Messrs. Breen, Duperreault, Gordon, Gupta, Krol, McCall, Stavropoulos and York. Biographical information regarding each of the 11 nominees is set forth below. The election of directors will take place at the Annual General Meeting. Election of each director requires the affirmative vote of a majority of the votes cast by the holders of common shares represented at the Annual General Meeting in person or by proxy. Shareholders are entitled to one vote per share for each of the 11 directors to be elected. Tyco is not aware of any reason why any of the nominees will not be able to serve if elected. Each of the directors elected will serve until the 2008 Annual General Meeting and until their successors, if any, are elected and qualified.

Current Directors Nominated for Re-Election

Dennis C. Blair—Admiral Blair (U.S. Navy, Ret.), age 59, joined our Board in March 2003. From November 2003 to September 2006, Admiral Blair was President and Chief Executive Officer of The Institute for Defense Analyses, a federally-funded research and development center. Admiral Blair retired as Commander in Chief of the U.S. Pacific Command in 2002 after more than 30 years of service in the armed forces. Previously, as Vice Admiral, Admiral Blair was Director of the Joint Staff and Associate Director of Central Intelligence for Military Support. Admiral Blair graduated from the U.S. Naval Academy and holds a Master's degree from Oxford University.

Edward D. Breen—Mr. Breen, age 50, has been our Chairman/Chief Executive Officer since July 2002. Prior to joining Tyco, Mr. Breen was President and Chief Operating Officer of Motorola from January 2002 to July 2002; Executive Vice President and President of Motorola's Networks Sector from January 2001 to January 2002; Executive Vice President and President of Motorola's Broadband Communications Sector from January 2000 to January 2001; Chairman, President and Chief Executive Officer of General Instrument Corporation from December 1997 to January 2000; and, prior to December 1997, President of General Instrument's Broadband Networks Group. Mr. Breen also serves as a director of Comcast Corporation.

Brian Duperreault—Mr. Duperreault, age 59, joined our Board in March 2004. Mr. Duperreault has served as Chairman of ACE Limited, an international provider of a broad range of insurance and reinsurance products, since October 1994. He also served as Chief Executive Officer of ACE Limited from October 1994 through May 2004, and as its President from October 1994 through November 1999. Prior to joining ACE, Mr. Duperreault had been employed with American Insurance Group ("AIG") since 1973 and served in various senior executive positions with AIG and its affiliates from 1978 until September 1994, most recently as Executive Vice President, Foreign General Insurance and, concurrently, as Chairman and Chief Executive Officer of AIU Insurance ("AIU") from April 1994 to September 1994. Mr. Duperreault was President of AIU from 1991 to April 1994, and Chief Executive Officer of AIG affiliates in Japan and Korea from 1989 until 1991. Mr. Duperreault serves as a member of the board of directors of The American Institute for CPCU—Insurance Institute of America, a member of the Boards of Trustees of Saint Joseph's University, King Edward VII Hospital Trust and the Board of Overseers of the School of Risk Management of St. John's University, a director of the Bank of N.T. Butterfield & Son Limited, Chairman of the Centre on Philanthropy, and Chairman of Bermuda Institute of Ocean Sciences, Chairman of the International Insurance Society and Director of the Bermuda Monetary Authority.

Bruce S. Gordon—Mr. Gordon, age 60, joined our Board in January 2003. In August 2005, Mr. Gordon became President and Chief Executive Officer of the NAACP. Until his retirement in December 2003, Mr. Gordon was the President of Retail Markets at Verizon Communications, Inc., a provider of wireline and wireless communications. Prior to the merger of Bell Atlantic Corporation and GTE, which formed Verizon in July 2000, Mr. Gordon fulfilled a variety of positions at Bell Atlantic Corporation, including Group President, Vice President, Marketing and Sales, and Vice President, Sales. Mr. Gordon graduated from Gettysburg College and received a M.S. from Massachusetts Institute of Technology. Mr. Gordon also serves as a director and member of the Audit Committee of CBS Corporation.

Rajiv L. Gupta—Mr. Gupta, age 61, joined our Board in March 2005. Mr. Gupta has served as Chairman, President and Chief Executive Officer of Rohm and Haas Company, a worldwide producer of specialty materials, from 1999 to the present. Previously, he served as Vice Chairman of Rohm and Haas Company from 1998 to 1999, Director of the Electronic Materials business from 1996 to 1999, and Vice President and Regional Director of the Asia-Pacific Region from 1993 to 1998. Mr. Gupta holds a B.S. degree in mechanical engineering from the Indian Institute of Technology, a M.S. in operations research from Cornell University and a M.B.A. in finance from Drexel University. Mr. Gupta also is a director of The Vanguard Group.

John A. Krol—Mr. Krol, age 70, joined our Board in August 2002. Mr. Krol was the Chairman and Chief Executive Officer of E.I. du Pont de Nemours & Company, where he spent his entire career until his retirement in 1998. E.I. du Pont de Nemours is a global research and technology-based company serving worldwide markets, including food and nutrition, health care, agriculture, fashion and apparel, home and construction, electronics and transportation. Mr. Krol also serves as a director of ACE Limited, MeadWestvaco Corporation and Milliken & Company, a private company and is on the Advisory Board of Bechtel Corporation. Mr. Krol graduated from Tufts University where he received a B.S. and M.S. in chemistry. Mr. Krol is the Lead Director of the Board and Chair of the Company's Nominating and Governance Committee.

H. Carl McCall—Mr. McCall, age 71, joined our Board in March 2003. Mr. McCall has served as a principal of Convent Capital, LLC, a financial advisory firm, since April 2004. Mr. McCall served as Comptroller of the State of New York from 1993 until November 2002, when he became the Democratic nominee for Governor of the State of New York. Prior to his position as Comptroller, Mr. McCall was a Vice President of Citicorp for eight years. He has also served as President of the New York City Board of Education, a U.S. ambassador to the United Nations, Commissioner of the Port Authority of New York and New Jersey, Commissioner of the New York State Division of Human Rights and was elected to three terms as New York State Senator. Mr. McCall received a Bachelor's degree from Dartmouth College and a Master's of divinity degree from Andover-Newton Theological School. Mr. McCall serves as a director and member of the Audit Committee of New Plan, a real estate investment corporation and Ariel Mutual Fund.

Brendan R. O'Neill—Dr. O'Neill, age 58, joined our Board in March 2003. Dr. O'Neill was Chief Executive Officer and director of Imperial Chemical Industries PLC ("ICI"), a manufacturer of specialty products and paints, until April 2003. Dr. O'Neill joined ICI in 1998 as its Chief Operating Officer and Director, and was promoted to Chief Executive Officer in 1999. Prior to Dr. O'Neill's career at ICI, he held numerous positions at Guinness PLC, including Chief Executive of Guinness Brewing Worldwide Ltd, Managing Director International Region of United Distillers, and Director of Financial Control. Dr. O'Neill also held positions at HSBC Holdings PLC, BICC PLC and the Ford Motor Company. He has an M.A. from the University of Cambridge and a Ph.D. in chemistry from the University of East Anglia, and is a Fellow of the Chartered Institute of Management Accountants (U.K.). Dr. O'Neill is a director of Rank Group Plc, Endurance Specialty Holdings Ltd., Aegis Group Plc and Watson Wyatt & Company Holdings. He serves on the Audit Committees of Aegis Group Plc and Rank Group Plc.

William S. Stavropoulos—Mr. Stavropoulos, age 67, has been nominated to join our Board. Mr. Stavropoulos was the Chairman, President and Chief Executive Officer of Dow Chemical

Company, where he spent his entire career until his retirement in 2006. Mr. Stavropoulos began his career at Dow as a research chemist and business manager, later assuming operating roles of increasing regional and global responsibility. Mr. Stavropoulos graduated from Fordham University with a B.S. in pharmaceutical chemistry and from the University of Washington with a Ph.D. in medicinal chemistry. Mr. Stavropoulos also serves as a director of BellSouth Corporation, Chemical Financial Corporation, Fidelity Group Mutual Funds, Maersk Corporation and NCR Corporation.

Sandra S. Wijnberg—Ms. Wijnberg, age 50, joined our Board in March 2003. Until her resignation in April 2006, Ms. Wijnberg was the Senior Vice President and Chief Financial Officer at Marsh & McLennan Companies, Inc., a professional services firm with insurance and reinsurance brokerage, consulting and investment management businesses. Before joining Marsh & McLennan Companies, Inc. in January 2000, Ms. Wijnberg served as a Senior Vice President and Treasurer of Tricon Global Restaurants, Inc. and held various positions at PepsiCo, Inc., Morgan Stanley Group, Inc. and American Express Company. Ms. Wijnberg is a graduate of the University of California, Los Angeles and received an M.B.A. from the University of Southern California.

Jerome B. York—Mr. York, age 68, joined our Board in November 2002. Since 2000, Mr. York has been Chief Executive Officer of Harwinton Capital Corporation, a private investment company that he controls. From 2000 to 2003, he was the Chairman, President and Chief Executive Officer of MicroWarehouse, Inc. a computer reseller, and prior to that he was the Vice Chairman of Tracinda Corporation from 1995 to 1999, Chief Financial Officer of IBM Corporation from 1993 to 1995 and held various positions at Chrysler Corporation from 1979 to 1993. Mr. York graduated from the United States Military Academy, and received an M.S. from the Massachusetts Institute of Technology and an M.B.A. from the University of Michigan. Mr. York also serves as a director of Apple Computer, Inc. and is a member of Apple's Audit Committee. Mr. York is the Chair of the Company's Audit Committee.

The Board recommends that shareholders vote FOR the election of all 11 nominees for Director.

COMMITTEES OF THE BOARD

During fiscal 2006, the Board met fifteen times. All of our directors attended over 75% of the meetings of the Board and the committees on which they served in fiscal 2006. The Board's governance principles provide that Board members are expected to attend each annual general meeting. At the 2006 Annual General Meeting, all of the current Board members were in attendance.

The Board maintains three standing committees: Audit, Compensation and Human Resources, and Nominating and Governance. Assignments to, and chairs of, the committees are recommended by the Nominating and Governance Committee and selected by the Board. All committees report on their activities to the Board at each regular Board meeting.

The Lead Director, among other things, sets the Board agendas with Board and management input, facilitates communication among directors, works with the Chief Executive Officer to provide an appropriate information flow to the Board, and chairs an executive session of the independent directors at each formal Board meeting.

Audit Committee. The Audit Committee monitors the integrity of Tyco's financial statements, the independence and qualifications of the independent auditors, the performance of Tyco's internal auditors and independent auditors, Tyco's compliance with legal and regulatory requirements and the effectiveness of Tyco's internal controls. The Audit Committee is also responsible for retaining, subject to shareholder approval, evaluating, setting the remuneration of, and, if appropriate, recommending the termination of Tyco's independent auditors. The Audit Committee has been established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. The Audit Committee operates under a charter approved by the Board. The charter is posted on Tyco's website at *www.tyco.com*. and we will provide a copy of the charter to shareholders upon request. The Audit Committee held fifteen meetings during fiscal 2006. The members of the Audit Committee are Messrs. Duperreault, Gordon and York and Dr. O'Neill, each of whom is independent under NYSE listing standards for audit committee members. Mr. York is the Chair of the Committee. The Board has determined that Messrs. Duperreault and York and Dr. O'Neill are audit committee financial experts.

Compensation and Human Resources Committee. The Compensation and Human Resources Committee reviews and approves compensation and benefits policies and objectives, determines whether Tyco's officers, directors and employees are compensated according to these objectives, and carries out the Board's responsibilities relating to the compensation of Tyco's executives. The Compensation and Human Resources Committee operates under a charter approved by the Board. The charter is posted on Tyco's website at *www.tyco.com* and we will provide a copy of the charter to shareholders upon request. The Compensation and Human Resources Committee held seven meetings during fiscal 2006. The members of the Compensation and Human Resources Committee are Admiral Blair and Messrs. Gupta and McDonald, each of whom is independent under NYSE listing standards. Mr. McDonald is the Chair of the Committee.

Nominating and Governance Committee. The Nominating and Governance Committee is responsible for identifying individuals qualified to become Board members, recommending to the Board the director nominees for the Annual General Meeting of shareholders, developing and recommending to the Board a set of corporate governance principles, and playing a general leadership role in Tyco's corporate governance. In addition, the Nominating and Governance Committee also oversees our environmental, health and safety management system. The Nominating and Governance Committee operates under a charter approved by the Board. The charter is posted on Tyco's website at *www.tyco.com* and we will provide a copy of the charter to shareholders upon request. The Nominating and Governance Committee held eight meetings during fiscal 2006. The members of the Nominating and Governance Committee are Ms. Wijnberg and Messrs. Krol and McCall, each of whom is independent under NYSE listing standards. Mr. Krol is the Chair of the Committee.

Nomination of Directors

As provided in its charter, the Nominating and Governance Committee will consider nominations submitted by shareholders. The Nominating and Governance Committee, in accordance with the Board's governance principles, seeks to create a Board that is as a whole strong in its collective knowledge and has a diversity of skills and experience with respect to accounting and finance, management and leadership, vision and strategy, business operations, business judgment, crisis management, risk assessment, industry knowledge, corporate governance and global markets. When the Committee reviews a potential new candidate, the Committee looks specifically at the candidate's qualifications in light of the needs of the Board and the Company at that time, given the then-current mix of director attributes.

General criteria for the nomination of director candidates include:

- The highest ethical standards and integrity;
- A willingness to act on and be accountable for Board decisions;
- An ability to provide wise, informed and thoughtful counsel to top management on a range of issues;
- A history of achievement that reflects superior standards for themselves and others;
- Loyalty and commitment to driving the success of the Company;
- An ability to take tough positions while at the same time working as a team player; and
- Individual backgrounds that provide a portfolio of experience and knowledge commensurate with the Company's needs.

The Company also strives to have all directors, other than the Chief Executive Officer, be independent. In addition to having such directors meet the NYSE definition of independence, the Board has set its own more vigorous standard of independence. The Committee must also ensure that the members of the Board as a group maintain the requisite qualifications under NYSE listing standards for populating the Audit, Compensation and Human Resources and Nominating and Governance Committees. In November 2005, the Board governance principles were amended to limit the number of other public company boards of directors on which a non-executive director can serve to no more than two for directors who are employed as CEO of a publicly traded company, no more than three for directors who are otherwise fully employed and no more than five for directors who are not fully employed. A director currently serving on boards in excess of these limits may continue to serve, provided the Board determines that doing so would not impair the director's service on the Company's Board. Directors must also resign from the Board at the annual general meeting of shareholders following their 72nd birthday.

To recommend a nominee, a shareholder should write to Tyco's Secretary at Tyco's registered address, 90 Pitts Bay Road, Pembroke HM 08, Bermuda. Any such recommendation must include:

- the name and address of the candidate;
- a brief biographical description, including his or her occupation for at least the last five years, and a statement of the qualifications of the candidate, taking into account the qualification requirements set forth above; and
- the candidate's signed consent to serve as a director if elected and to be named in the proxy statement.

The recommendation must also include documentary evidence of ownership of Tyco common shares if the shareholder is a beneficial owner, as well as the date the shares were acquired, as required by the Company's Amended and Restated Bye-Laws.

To be considered by the Nominating and Governance Committee for nomination and inclusion in the Company's proxy statement for the 2008 Annual General Meeting of Shareholders, shareholder recommendations for director must be received by Tyco's Secretary no later than September 26, 2007. Once the Company receives the recommendation, the Company will deliver a questionnaire to the candidate that requests additional information about the candidate's independence, qualifications and other information that would assist the Nominating and Governance Committee in evaluating the candidate, as well as certain information that must be disclosed about the candidate in the Company's proxy statement, if nominated. Candidates must complete and return the questionnaire within the time frame provided to be considered for nomination by the Nominating and Governance Committee.

The Nominating and Governance Committee currently employs a third party search firm to assist the Committee in identifying candidates for director. The Committee also receives suggestions for director candidates from Board members. Ten of our nominees for director are current members of the Board. In evaluating candidates for director, the Committee uses the qualifications described above, and evaluates shareholder candidates in the same manner as candidates from all other sources. Based on the Nominating and Governance Committee's evaluation of the current directors, each nominee was recommended for election.

Executive Officers

In addition to Mr. Breen, Tyco's Chief Executive Officer who also serves as Chairman of the Board and whose biographical information is set forth above, the executive officers of Tyco are:

Christopher J. Coughlin—Mr. Coughlin, age 54, has been our Executive Vice President and Chief Financial Officer since March 2005. Prior to joining Tyco, Mr. Coughlin served as Chief Operating Officer at Interpublic Group. He joined Interpublic from Pharmacia Corporation, where he was Chief Financial Officer for six years. Previously, he held the same position at Nabisco Holdings, where he also served as President of Nabisco International, and at Sterling Winthrop, a pharmaceutical company. Mr. Coughlin also serves as a director of The Dun & Bradstreet Corporation.

William B. Lytton—Mr. Lytton, age 58, has been our Executive Vice President and General Counsel since September 2002. Prior to joining Tyco, Mr. Lytton was Senior Vice President and General Counsel for International Paper Company from January 1999 to September 2002; and Vice President and General Counsel for International Paper from 1996 to 1999.

Juergen W. Gromer—Dr. Gromer, age 62, has been President of Tyco Electronics since April 1999 and became President and Vice Chair of Tyco Electronics in January 2006. Dr. Gromer was Senior Vice President, Worldwide Sales and Service, of AMP Incorporated (acquired by Tyco in April 1999) from 1998 to April 1999; President, Global Automotive Division, and Corporate Vice President of AMP from 1996 to 1998; and Vice President and General Manager of various divisions of AMP from 1990 to 1996.

Naren K. Gursahaney—Mr. Gursahaney, age 45, has been President of Tyco Engineered Products and Services since January 2006. Mr. Gursahaney joined Tyco in 2003 as Senior Vice President of Operational Excellence and became the President of Tyco Flow Control in the Tyco Engineered Products and Services segment in January 2005. Prior to joining Tyco, Mr. Gursahaney was the President & Chief Executive Officer of GE Medical Systems-Asia. During his ten year tenure at GE, Mr. Gursahaney held senior leadership positions in services, marketing and information management within the Medical Systems and Power Systems divisions and also worked at GE's corporate headquarters as the staff executive for the vice chairman and manager of business development. Prior to GE, Mr. Gursahaney spent four years with Booz Allen & Hamilton in Cleveland, Ohio and worked as an engineer for Westinghouse Electric Corporation in Baltimore, Maryland and Ashdod, Israel.

Thomas J. Lynch—Mr. Lynch, age 51, has been Chief Executive Officer of Tyco Electronics since January 2006 and was previously President of Tyco Engineered Products and Services since joining Tyco in September 2004. Prior to joining Tyco, Mr. Lynch was at Motorola where he was Executive Vice President and President and Chief Executive Officer, Personal Communications Sector since August 2002; Executive Vice President and President, Integrated Electronic Systems Sector from January 2001 to August 2002; Senior Vice President and General Manager, Satellite & Broadcast Network Systems, Broadband Communications Sector from February 2000 to January 2001; and Senior Vice President and General Manager, Satellite & Broadcast Network Systems, of General Instrument Corporation from May 1998 to February 2000.

Richard J. Meelia—Mr. Meelia, age 57, has been Chief Executive Officer of Tyco Healthcare since January 2006 and was, prior to that, President of Tyco Healthcare since 1995. Mr. Meelia is a director of Haemonetics, a manufacturer of blood processing equipment.

David E. Robinson—Mr. Robinson, age 47, has been President of Tyco Fire and Security Services since March 2003, and prior to that was President of Tyco Plastics and Adhesives from November 2002. Prior to joining Tyco, Mr. Robinson was Executive Vice President of Motorola and President of Motorola's Broadband Communications Sector from January 2001 to June 2002; Senior Vice President of Motorola and General Manager, Digital Network Systems, for Motorola's Broadband Communications Sector from January 2000 to January 2001; Senior Vice President and General Manager for General Instrument Corporation from April 1998 to January 2000; and Vice President and General Manager, Digital Network Systems for General Instrument Corporation from November 1995 to April 1998.

Edward C. Arditte—Mr. Arditte, age 51, has been our Senior Vice President, Strategy and Investor Relations since February 2006, and prior to that was Senior Vice President, Investor Relations from May 2003. Prior to joining Tyco, Mr. Arditte was at BancBoston Capital, the private equity investment arm of FleetBoston Financial, where he served as Chief Financial Officer since January 2002. Prior to serving as the Chief Financial Officer of BancBoston Capital, Mr. Arditte spent over 15 years at Textron Inc., a corporation with global operations in a diverse set of industrial businesses. During his tenure at Textron, Mr. Arditte held a number of positions of increasing responsibility, including Vice President and Treasurer, Vice President Investor Relations and Risk Management; Vice President Communications and Risk Management; and Vice President, Finance and Business Development at the Textron Fastening Systems Group.

Carol Anthony ("John") Davidson—Mr. Davidson, age 51, has been our Senior Vice President, Controller and Chief Accounting Officer since January 2004. Prior to joining Tyco, Mr. Davidson was at Dell Inc., where he served as Vice President, Audit, Risk and Compliance. While at Dell he also served in other senior capacities, including Chief Compliance Officer, Vice President and Corporate Controller and Vice President of Internal Audit. He joined Dell in 1997 from Eastman Kodak Company, where he worked 16 years in a variety of financial, accounting and auditing positions of increasing responsibility.

John E. Evard, Jr.—Mr. Evard, Jr., age 60, has been our Senior Vice President and Chief Tax Officer since December 2002. Prior to joining Tyco, Mr. Evard was Vice President, Tax of United Technologies Corporation from August 2000. Prior to joining United Technologies, Mr. Evard held a number of positions at CNH Global N.V. and its predecessor company, Case Corp., including Senior Vice President, Corporate Development, and General Tax Counsel from December 1989 to August 2000.

Martina Hund-Mejean—Ms. Hund-Mejean, age 46, has been our Senior Vice President and Treasurer since December 2002. Prior to joining Tyco, Ms. Hund-Mejean served as Senior Vice President and Treasurer at Lucent Technologies, Inc. from November 2000 to December 2002. Prior to joining Lucent, she spent 12 years at General Motors where she held various positions of ascending importance, including most recently Assistant Treasurer from 1998 to 2000.

Eric M. Pillmore—Mr. Pillmore, age 53, has been our Senior Vice President of Corporate Governance since August 2002. Prior to joining Tyco, Mr. Pillmore was Senior Vice President, Chief Financial Officer and Secretary of Multilink Technology Corporation from July 2000 to August 2002. From April 2000 to May 2000, Mr. Pillmore was Senior Vice President of Finance and Chief Financial Officer of McData Corporation. From January 2000 to April 2000, Mr. Pillmore was Senior Vice President of Finance and Director of Motorola's Broadband Communications Sector. From December 1997 to January 2000, Mr. Pillmore was Chief Financial Officer of General Instrument Corporation.

Laurie A. Siegel—Ms. Siegel, age 50, has been our Senior Vice President, Human Resources since January 2003. Ms. Siegel was at Honeywell International from 1994 to 2002, where she held various positions in the Human Resources function. After leading the compensation organization from 1994 to 1997, she served as Corporate Vice President of Human Resources until 1999. Thereafter, she served as Vice President of Human Resources in the Aerospace and Specialty Materials divisions. Ms. Siegel is a director of Embarq Corporation.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of shares of common stock beneficially owned as of October 2, 2006, by each current director, nominee for director, executive officer named in the Summary Compensation Table under "Executive Officer Compensation" and the directors and executive officers of the Company as a group.

Beneficial Owner	Title	Number of Common Shares Beneficially Owned[1]
Dennis C. Blair	Director	38,951[3][4]
Edward D. Breen	Chairman and Chief Executive Officer	8,995,995[2][3][4]
Christopher J. Coughlin	Executive Vice President and Chief Financial Officer	351,668[2][4]
Brian Duperreault	Director	16,978[3]
Bruce S. Gordon	Director	40,951[3][4]
Juergen W. Gromer	President—Tyco Electronics	2,768,397[2][4]
Rajiv L. Gupta	Director	14,815[3][5]
John A. Krol	Lead Director	52,861[3][4]
Thomas J. Lynch	Chief Executive Officer—Tyco Electronics	572,834[2][4]
William B. Lytton	Executive Vice President and General Counsel	1,238,621[2][3][4]
H. Carl McCall	Director	38,951[3][4]
Mackey J. McDonald	Director	40,451[3][4]
Brendan R. O'Neill	Director	38,951[3][4]
William S. Stavropoulos	Nominee for Director	—
Sandra S. Wijnberg	Director	38,951[3][4]
Jerome B. York	Director	73,951[3][4]
All current directors and executive officers as a group (24 persons)		21,286,663[6]

(1) The number shown reflects the number of common shares owned beneficially as of October 2, 2006, based on information furnished by the persons named, public filings and Tyco's records. A person is deemed to be a beneficial owner of common shares if he or she, either alone or with others, has the power to vote or to dispose of those common shares. Except as otherwise indicated below and subject to applicable community property laws, each owner has sole voting and sole investment authority with respect to the shares listed. To the extent indicated in the notes below, common shares beneficially owned by a person include common shares of which the person has the right to acquire beneficial ownership within 60 days after October 2, 2006. All amounts shown are 1.01% of the outstanding common shares. There were 2,097,015,887 Tyco common shares outstanding as of October 2, 2006.

(2) Includes shares of restricted common stock as follows: Mr. Breen, 620,000; Mr. Coughlin, 215,000; Mr. Lynch, 223,000; and Mr. Lytton, 164,000. Also includes 184,000 restricted stock units held by Dr. Gromer.

(3) Includes vested DSUs as follows: Admiral Blair, 18,951; Mr. Breen, 1,191,585; Mr. Duperreault, 15,092; Mr. Gordon, 18,951; Mr. Gupta, 10,815; Mr. Krol, 18,951; Mr. Lytton, 154,620;

Mr. McCall, 18,951; Mr. McDonald, 18,951; Dr. O'Neill, 18,951; Ms. Wijnberg, 18,951; and Mr. York, 18,951. Distribution of the DSUs will occur upon (i) the termination of the individual from the Company or the Company's Board of Directors (other than for cause) or (ii) a change in control of the Company. Upon such termination or change in control, as the case may be, the Company will issue the number of Tyco common shares equal to the aggregate number of vested DSUs credited to the individual, including DSUs received through the accrual of dividend equivalents.

(4) Includes the maximum number of shares these individuals can acquire beneficial ownership upon the exercise of stock options that are currently vested or will vest before December 1, 2006 as follows: Admiral Blair, 20,000; Mr. Breen, 7,150,000; Mr. Coughlin, 116,668; Mr. Gordon, 20,000; Dr. Gromer, 2,365,309; Mr. Krol, 24,110; Mr. Lynch, 343,334; Mr. Lytton, 915,001; Mr. McCall, 20,000; Mr. McDonald, 20,000; Dr. O'Neill, 20,000; Ms. Wijnberg, 20,000; and Mr. York, 20,000.

(5) Includes 4,000 shares owned by Mr. Gupta's spouse.

(6) Includes 9,700 shares held indirectly as to which voting and/or investment power is shared with or controlled by another person and as to which voting beneficial ownership is not disclaimed.

The following table sets forth the information indicated for persons or groups known to the Company to be beneficial owners of more than 5% of the outstanding common shares.

Name and Address of Beneficial Owner	Number of Common Shares Beneficially Owned	Percentage of Common Stock Outstanding on September 29, 2006
Davis Selected Advisers LP[1] 2949 East Elvira Road, Suite 101 Tucson, Arizona 85706	123,511,482	5.89%
Capital Research and Management Company[2] 333 South Hope Street Los Angeles, CA 90071	209,517,980	10.3%

(1) The amount shown for the number of common shares over which Davis Selected Advisers LP ("Davis") exercised investment discretion and the following information was provided by Davis pursuant to a Form 13F dated November 30, 2006, for the quarter ended September 30, 2006. Separately, Davis reported the number of common shares beneficially owned as of December 31, 2005, on its Schedule 13G/A dated February 15, 2006, as 5,793,774 representing 5.06% of the Company's common shares outstanding. Because the number of shares reported on the Schedule 13G/A does not represent the reported percentage of ownership in the Company's common stock, the company has applied Regulation S-K Item 403, Instruction 3, in determining the number of common shares beneficially owned.

(2) The amount shown for the number of common shares beneficially owned and the following information was provided by Capital Research and Management Company pursuant to a Schedule 13G/A dated February 10, 2006, indicating beneficial ownership as of January 31, 2006. Capital Research and Management Company is an investment advisor registered under Section 203 of the Investment Advisor Act of 1940 and has indicated that it has sole dispositive power with respect to the 209,517,980 common shares as a result of acting as an investment advisor to various investment companies. The amount indicated includes 3,908,480 common shares resulting from the assumed conversion of $85,000,000 principal amount of the Tyco International Group S.A. 3.125% Series B Senior Convertible Debentures due 2023 held by Capital Research and Management Company.

EXECUTIVE OFFICER COMPENSATION

Summary Compensation Table

The table below presents the annual and long-term compensation for services in all capacities to Tyco and its subsidiaries for the periods shown for Tyco's Chief Executive Officer and the other four most highly compensated executive officers of Tyco during fiscal 2006 (the "Named Officers"). No executive officer who would otherwise have been includable in this table on the basis of compensation for fiscal 2006 terminated employment or otherwise ceased to serve as an executive officer during the fiscal year.

		Annual Compensation			Long Term Compensation		
Name & Principal Position	Year	Salary ($)	Bonus ($)	Other Compensation(2) ($)	Restricted Stock Awards(6) ($)	Shares Underlying Stock Options	All Other Compensation(7) ($)
Edward D. Breen	2006	$1,625,000	$1,625,000	$296,558[3]	$7,540,000	500,000	$252,870
Chairman & CEO	2005	$1,570,617	$1,485,088	$186,407[4]	$5,728,000	600,000	$336,339
	2004	$1,540,000	$3,120,000	$271,936[5]	$5,559,000	600,000	$242,483
Christopher J. Coughlin	2006	$ 750,000	$ 950,000	$ 96,203[3]	$3,335,000	250,000	$ 80,047
Executive Vice President & CFO[8]	2005	$ 429,807	$ 490,598	$ 35,000[4]	$3,573,200	350,000	$ 24,160
	2004	—	—	—[5]	—	—	—
William B. Lytton	2006	$ 687,487	$ 700,000	$220,889[3]	$2,291,000	161,000	$127,599
Executive Vice President &	2005	$ 675,000	$ 616,883	$213,413[4]	$1,611,000	250,000	$167,046
General Counsel	2004	$ 662,500	$1,350,000	$211,037[5]	$1,111,800	250,000	$123,274
Juergen Gromer[1]	2006	$1,067,480	$1,308,304	—[3]	$2,291,000	161,000	—
President and Vice Chairman	2005	$ 998,372	$ 399,588	—[4]	$1,611,000	250,000	—
Tyco Electronics	2004	$ 999,575	$1,999,149	—[5]	$1,667,700	275,000	—
Thomas Lynch	2006	$ 703,039	$1,000,000	$100,488[3]	$1,972,000	140,000	$125,339
Chief Executive Officer	2005	$ 675,000	$ 697,343	$121,474[4]	$1,253,000	200,000	$109,231
Tyco Electronics	2004	$ 10,345	—	—[5]	$3,579,600	415,000	—

(1) Dr. Gromer's salary and bonus are paid in Euros, with one-third of his salary attributable to his employment status with Tyco Electronics in Germany, and two-thirds attributable to his employment status with Tyco Electronics Logistics AG in Switzerland. For purposes of the above table, Dr. Gromer's salary and bonus have been converted from Euros to U.S. dollars ("USD") as follows: for fiscal 2006, the September 29, 2006 conversion rate of 1 Euro to 1.2711 USD was used; for fiscal 2005, the September 30, 2005 conversion rate of 1 Euro to 1.2058 USD was used; and for fiscal 2004, the September 30, 2004 conversion rate of 1 Euro to 1.2319 USD was used.

(2) Other Annual Compensation includes the cost of providing various perquisites and other personal benefits if the amount exceeds $50,000 in the aggregate in any year, and the indicated footnotes list items that individually comprise more than 25% of this value. Other Annual Compensation also includes all tax or tax gross-up payments.

(3) The value of perquisites provided to Dr. Gromer was less than $50,000 during fiscal 2006. The value shown in the table for fiscal 2006 includes the calculated incremental cost to the Company for Messrs. Breen, Coughlin, and Lytton for their personal use of Company aircraft in the amounts of $189,000, $26,203 and $109,837; respectively which amounts reflect an increase in the variable cost per block hour for use of Company aircraft. The amounts shown in the table for Messrs. Breen, Coughlin, Lytton and Lynch, also include cash perquisite allowances of $52,500, $70,000, $68,748 and $69,375, respectively, under the Company's executive flexible perquisite allowance program. The actual flexible perquisite allowance to Mr. Lytton was offset for the use of a Company leased vehicle in the amount of $10,260. The amounts shown in the table for Messrs. Breen, Lytton and Lynch, include gross-ups in the amount of $55,058, $42,304 and $30,354 respectively, on universal life insurance and supplemental disability premium payments. In 2006, the Company paid $1,132 for costs related to the sale of Mr. Lynch's residence in fiscal year 2005. Mr. Lynch was provided a benefit under the Company's relocation policy and the cost is considered taxable income to Mr. Lynch and resulted in an estimated gross up cost of $759.

(4) The value of perquisites provided to Dr. Gromer was less than $50,000 during fiscal 2005. The value shown in the table for fiscal 2005 includes the calculated incremental cost to the Company for Messrs. Breen and Lytton for their personal use of Company aircraft in the amounts of $131,805 and $105,477 respectively. The amounts shown in the table for Messrs. Coughlin, Lytton and Lynch also include cash perquisite allowances of $35,000, $67,500 and $67,500, respectively,

under the Company's executive flexible perquisite allowance program. The actual flexible perquisite allowance payment made to Mr. Lytton was offset for the use of Company leased vehicles in the amount of $23,416. The amounts shown in the table for Messrs. Breen and Lytton include gross-ups in the amount of $54,602 and $40,436 respectively, on universal life insurance and supplemental disability premium payments. Mr. Lynch received a gross-up of $53,974 on his relocation benefit.

(5) The value of perquisites provided to Dr. Gromer was less than $50,000 during fiscal 2004. The value shown in the table for fiscal 2004 includes the calculated incremental cost to the Company for Messrs. Breen and Lytton for their personal use of Company aircraft in the amounts of $122,500 and $94,830, respectively. In fiscal 2004, Mr. Breen and Mr. Lytton each received certain additional compensation and related tax gross-ups in the amount of $70,300 and $9,773, respectively, as provided in their employment contracts, for reimbursement of the difference between the 2003 New York tax obligation and the resident state tax obligation that would have been due had they worked at the Princeton, New Jersey office location during the 2003 period. The related tax gross-up for this New York tax reimbursement equaled $44,795 for Mr. Breen and $6,677 for Mr. Lytton. The amounts shown in the table for Mr. Lytton also include cash perquisite allowances of $66,250, under the Company's executive flexible perquisite allowance program. The actual flexible perquisite allowance payment made to Mr. Lytton was offset for the use of Company leased vehicles in the amount of $23,416. The amounts shown in the table for Messrs. Breen and Lytton include gross-ups in the amount of $34,341 and $33,507 respectively, on universal life insurance and supplemental disability premium payments.

(6) Amounts set forth in the stock award column represent the grant-date value ($29 per share) of time-based restricted stock and performance based stock units ("PSUs") that were granted to Messrs. Breen, Coughlin, Lytton, Gromer and Lynch on November 22, 2005. These shares are cliff vested at the end of three years. Shares held by Messrs. Breen, Coughlin, Lytton and Lynch receive dividends and have voting rights. Due to local country tax laws, Dr. Gromer's award was in the form of restricted stock units ("RSUs") (i.e., no shares will be issued to him until the date of vesting). RSUs and PSUs do not have voting rights nor do they receive dividends or dividend equivalents.

The value of all restricted shares and units, performance stock units and/or vested and unvested DSUs held by the Named Officers on September 29, 2006 is based a price of $27.96 per Tyco common share, which represents the average of the high and low share prices on the NYSE on September 29, 2006, and is as follows: Mr. Breen—$56,243,916, which includes 500,000 restricted shares, 120,000 PSUs and 1,391,585 DSUs; Mr. Coughlin—$6,011,400, which includes 160,000 restricted shares and 55,000 PSUs; Mr. Lytton—$8,908,615, which includes 128,000 restricted shares, 36,000 PSUs and 154,620 DSUs; Dr. Gromer—$13,291,177, which includes 439,364 RSUs and 36,000 PSUs; and Mr. Lynch—$6,235,080, which includes 192,000 restricted shares and 31,000 PSUs. DSUs are a contractual obligation to receive shares in the future, thus the value of all vested and unvested units are included in this total. The September 29, 2006 values set forth in DSUs include the value of dividend equivalents. As previously disclosed on Form 8-K, Tyco's Board of Directors awarded performance share awards to certain senior management employees, including the Company's named executive officers and Senior Officers, effective November 22, 2005. The awards vest on the third anniversary of the grant date and the number of shares awarded are based on the attainment of certain performance metrics over the three-year period. In conjunction with the announcement of the Proposed Separation of the Company into three publicly-traded companies, Tyco's Compensation and Human Resources Committee approved an amendment to the November 22, 2005 performance share awards, effective July 13, 2006 and contingent on the successful completion of the Proposed Separation, which provides that one-third of the awards will be based on the attainment of certain performance metrics through the end of Fiscal Year 2006 and will continue to vest on the third anniversary of the grant date with the original grant term. The remaining two-thirds of the awards will vest on the third anniversary of the grant date, without regard to the attainment of the performance metrics.

(7) The amounts shown in the table for fiscal 2006 reflect Tyco contributions made on behalf of the Named Officers under Tyco's qualified defined contribution plan and accruals on behalf of the Named Officers under the non-qualified supplemental savings and retirement plan (also a defined contribution plan) as follows:

Name	Company Matching Contribution (qualified plan)	Company Contribution (non-qualified plan)
Edward D. Breen	$11,000	$144,515
Christopher J. Coughlin	$11,000	$ 46,030
William B. Lytton	—	$ 54,115
Juergen W. Gromer	—	—
Thomas J. Lynch	$10,000	$ 56,398

As of September 30, 2006, the total account balance for Messrs. Breen, Coughlin, Lytton and Lynch under the Company's qualified and non-qualified contribution plans was $1,070,404, $138,330, $240,696 and $793,457 respectively. The amount shown in the table for fiscal 2006 for Messrs. Breen, Lytton and Lynch also includes taxable payments on their behalf of universal life insurance premiums of $50,405, $32,279, and $24,918, respectively. The amount shown in the table for fiscal 2006 for Messrs. Breen, Coughlin, Lytton and Lynch also includes taxable payments on their behalf of long-term disability insurance and excess disability insurance premiums of $31,522, $1,807, $20,350, and $11,916 respectively. The amount shown in the table for fiscal 2006 for Messrs. Breen, Coughlin, Lytton and Lynch, also includes payments on behalf of them and their spouses of extended care insurance premiums of $15,428, $21,210, $20,855 and $20,974, respectively. The amount in the table for Mr. Lynch includes a relocation benefit in the amount of $1,133.

(8) Mr. Coughlin's reported bonus for fiscal year 2005 includes a sign-on bonus of $100,000.

Option Grants in Last Fiscal Year

The following table shows all grants of stock options to the Named Officers during fiscal 2006 under the Tyco International Ltd. 2004 Stock and Incentive Plan.

Named Officer	No. of Securities Underlying Options Grant	Percentage of Total Options Granted to Employees in Fiscal Year[1]	Exercise Price ($/Share)[2]	Expiration Date	Grant Date Present Value ($)[4]
Edward D. Breen	500,000	4.64%	$29	11/21/2015	$4,678,850
Christopher J. Coughlin	250,000	2.32%	$29	11/21/2015	$2,339,425
William B. Lytton	161,000	1.50%	$29	11/21/2015	$1,506,590
Juergen Gromer	107,333	1.00%	$29	5/21/2016[3]	$1,004,390
	53,667	0.50%	$29	11/21/2015	$ 502,200
Thomas Lynch	140,000	1.30%	$29	11/21/2015	$1,310,078

(1) Represents the percentage of all options granted in fiscal 2006 under the Tyco International Ltd. 2004 Stock and Incentive Plan.

(2) Options were granted at an exercise price equal to the fair market value of Tyco common shares on the date of grant. The options vest one-third per year on each anniversary of the grant date. Except as indicated for Dr. Gromer, options have a ten-year term, subject in certain cases to earlier expiration following termination of employment.

(3) Represents the two-thirds portion of Dr. Gromer's total option grants that are made with respect to his Swiss employment services.

(4) Pursuant to SEC rules, the amounts report reflect a grant date present value calculated using the Black-Scholes option-pricing model, which is a method of calculating the hypothetical value of options on the date of grant. The following assumptions were used in calculating the Black-Scholes values: expected time of exercise of five years; risk-free interest rate of 4.20%; assumed annual volatility of underlying Tyco International common shares of 34%; and dividend yield on Tyco International common shares of 1.4%. The interest rate represents the yield of a zero coupon U.S. government bond on the grant date with a maturity date similar to the expected life of the option. The assumed annual volatility was calculated based on ten years of historical Tyco International share price movements and the grant date implied volatility rates for exchange traded options on Tyco International shares. The dividend yield is based on the most recent dividend payment prior to grant by Tyco International and the grant date price of Tyco International common shares.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table summarizes the exercise of options on Tyco International common shares by the Named Officers during the fiscal year ended September 29, 2006 and the number and value of unexercised options on Tyco International common shares held by such officers as of the end of the fiscal year.

Name	Number of Shares Acquired On Exercise	Value Realized	No. of Securities Underlying Unexercised Options at Fiscal Year End		Value of Unexercised, In-the Money Options Held at Fiscal Year End[1]	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Edward D. Breen	*	*	7,150,000	1,900,000	$117,638,000	$14,368,000
Christopher J. Coughlin	*	*	116,668	483,332	*	*
Willam B. Lytton	*	*	915,001	410,999	$ 9,476,086	$ 13,750
Juergen Gromer	450,000	$5,486,685	2,365,309	419,332	$ 855,350	$ 15,125
Thomas Lynch	*	*	343,334	411,666	*	*

(1) Based on the price of $27.96, which is the average of the high and low prices of Tyco common shares on the NYSE on September 29, 2006.

Retirement Plans

Messrs. Breen, Lytton and Dr. Gromer participate in defined benefit retirement plans ("pension plans") maintained by Tyco or a subsidiary, as described below.

As part of his employment agreement, Mr. Breen is provided with a Supplemental Retirement Benefit. Commencing at age 60, or upon his retirement if after age 60, Mr. Breen will receive a monthly annuity based upon 50% of the highest average of the sum of his monthly base salary and actual annual bonus (spread equally over the bonus period for which it is paid) from Tyco during any consecutive 36-month period within the 60-month period prior to his termination. This monthly annuity is offset by any benefits provided under a defined benefit plan maintained by any prior employer and his benefits attributable to the company match under Tyco's 401(k) and supplemental defined contribution plans, increased at a specified interest rate. One-half of the monthly amount will continue to his surviving spouse in the event of his death. Mr. Breen's normal retirement date is at age 60. Retirement benefits are available at an earlier age but would be reduced by 0.25% for each month or partial month that he commences payment of the benefit prior to age 60 and an additional 0.25% each month or partial month prior to age 60 if his termination of employment is voluntary without good reason or for cause (as such terms are defined in his employment agreement). Subject to certain limitations, Mr. Breen may elect to receive the actuarial equivalent of his annuity in the form of a lump sum payment or installments. Mr. Breen recently made an election to receive payment in the form of a lump sum to commence at the later of (i) termination of employment or (ii) attainment of age 60 in accordance with transition rules to recently enacted tax legislation.

The following table shows the estimated annualized benefits payable under the terms of Mr. Breen's agreement for the compensation and years of credited service shown, assuming that benefits are paid in the form of a life and 50% survivor annuity upon normal retirement at age 60.

	Years of Credited Service and Related Estimated Annual Benefits Payable Upon Normal Retirement		
Compensation	5	10	15
$3,250,000	$1,625,000	$1,625,000	$1,625,000
$3,350,000	$1,675,000	$1,675,000	$1,675,000
$3,450,000	$1,725,000	$1,725,000	$1,725,000
$3,550,000	$1,775,000	$1,775,000	$1,775,000
$3,650,000	$1,825,000	$1,825,000	$1,825,000
$3,750,000	$1,875,000	$1,875,000	$1,875,000
$3,850,000	$1,925,000	$1,925,000	$1,925,000
$3,900,000	$1,950,000	$1,950,000	$1,950,000

Mr. Breen is currently age 50 and has four years of service. The amounts in the table shown above would be reduced by Mr. Breen's prior employer offset of $55,000 per year at normal retirement and the amounts attributable to the company match in Tyco's defined contribution plans as described above. Mr. Breen's pension benefit, as well as his prior employer offset, vest ratably each month over his first five years of service; he was 83% vested as of September 30, 2006. Upon a change of control, Mr. Breen's benefit becomes fully vested and is paid out immediately.

As part of his employment agreement, Mr. Lytton is provided with a Supplemental Retirement Benefit. Commencing at age 62, or upon his retirement if after age 62, Mr. Lytton will receive a monthly annuity based upon the product of 6.25% multiplied by his years of service with Tyco, multiplied by the highest average of the sum of his monthly base salary and actual annual bonus (spread equally over the bonus period for which it is paid) from Tyco during any consecutive 36-month period within the 60-month period prior to his termination. This monthly annuity is offset by any benefits provided under a defined benefit plan maintained by his immediately preceding employer and his benefits attributable to the company match under Tyco's 401(k) and supplemental defined contribution plans, adjusted to reflect any earnings. Mr. Lytton's normal retirement date is at age 62; retirement benefits are available at an earlier age but would be reduced by 0.25% for each month or partial month that the benefit commences prior to age 62. Subject to certain limitations, Mr. Lytton may elect to receive the actuarial equivalent of his annuity in the form of a lump sum payment or other annuity form. Mr. Lytton recently made an election to receive payment in the form of a lump sum upon termination of employment in accordance with transition rules to recently enacted tax legislation.

The following table shows the estimated annualized benefits payable under the terms of Mr. Lytton's agreement for the compensation and years of credited service shown, assuming that benefits are paid in the form of a life annuity upon normal retirement at age 62.

	Years of Credited Service and Related Estimated Annual Benefits Payable Upon Normal Retirement		
Compensation	**5**	**10**	**15**
$1,400,000	$ 437,500	$ 875,000	$1,312,500
$1,650,000	$ 515,625	$1,031,250	$1,546,875
$1,900,000	$ 593,750	$1,187,500	$1,781,250
$2,150,000	$ 671,875	$1,343,750	$2,015,625
$2,400,000	$ 750,000	$1,500,000	$2,250,000
$2,650,000	$ 828,125	$1,656,250	$2,484,375
$2,900,000	$ 906,250	$1,812,500	$2,718,750
$3,150,000	$ 984,375	$1,968,750	$2,953,125
$3,400,000	$1,062,500	$2,125,000	$3,187,500
$3,650,000	$1,140,625	$2,281,250	$3,421,875
$3,900,000	$1,218,750	$2,437,500	$3,656,250

Mr. Lytton is currently age 58 and has four years of service. The amounts in the table shown above would be reduced by any amounts attributable to benefits provided under a defined benefit plan maintained by his immediately preceding employer (vesting ratably each month over eight years) and the amounts attributable to the company match in Tyco's defined contribution plans as described above. Mr. Lytton's pension benefit vests ratably each month over his first five years of service; he was 80% vested as of September 30, 2006. Upon a change of control, Mr. Lytton's benefit becomes fully vested and is paid out immediately.

All eligible employees of Tyco Electronics paid in Germany are entitled to receive retirement benefits from Tyco. Tyco has established a pension benefit plan solely for this purpose. Dr. Gromer, as an employee of Tyco Electronics in Germany, is entitled to receive from Tyco upon retirement at age 65, a defined pension benefit that is determined primarily based on his annual base salary as of three years prior to the date of his retirement, and his years of service with Tyco at the time of his retirement.

The following table sets forth the estimated annual benefits payable under the pension plan for the annualized monthly salary as of three years prior to retirement and the years of credited services specified in the table. Under the pension plan, no more than a maximum of 30 years of credited service may be recognized for benefit accrual purposes.

Annualized Monthly Salary as of Three Years Prior to Retirement	Years of Credited Service and Related Estimated Annual Benefits Payable Upon Retirement				
	15	20	25	30	35
$ 944,617	$ 354,110	$ 495,991	$ 648,819	$ 812,492	$ 812,492
$1,272,993	$ 494,397	$ 688,195	$ 895,486	$1,116,269	$1,116,269
$1,601,368	$ 639,199	$ 884,900	$1,145,873	$1,422,121	$1,422,121
$1,929,745	$ 788,520	$1,086,081	$1,399,925	$1,730,052	$1,730,052
$2,258,121	$ 942,356	$1,291,736	$1,657,638	$2,040,057	$2,040,057
$2,586,497	$1,100,710	$1,501,870	$1,919,013	$2,352,140	$2,352,140
$2,914,872	$1,263,581	$1,716,480	$2,184,053	$2,666,298	$2,666,298
$3,243,249	$1,430,968	$1,935,568	$2,452,756	$2,982,536	$2,982,536
$3,571,625	$1,602,872	$2,159,130	$2,725,124	$3,300,848	$3,300,848
$3,900,000	$1,779,293	$2,387,170	$3,001,151	$3,621,236	$3,621,236

Converted form Euro using a conversion ratio of 1.27013 USD to 1 EUR.

The annual benefits shown in the table assume the employee would receive his retirement benefits under the pension benefits plan in the form of a straight life annuity upon normal retirement at age 65. The retiree is required to pay medical and long-term care insurance, as well as taxes from the benefit provided under the pension benefits plan. In addition to this pension, at September 30, 2006, Dr. Gromer had accrued a taxable pension payable at retirement by an insurance company in the amount of 3,386 EUR annually.

The compensation of Dr. Gromer covered by the pension benefits plan is his base salary amount excluding statutory payments for Christmas and vacation pay. Dr. Gromer's current covered compensation is EUR 743,717.

As of September 29, 2006, for purposes of calculating benefits accrued under the pension plan, Dr. Gromer has 28 years and 9 months of credited service with Tyco.

Employment, Retention and Severance Agreements

Tyco has entered into employment agreements with Messrs. Breen and Lytton. Tyco Electronics Logistics AG, a subsidiary of the Company, has entered into an employment agreement with Dr. Gromer. Mr. Coughlin and Mr. Lynch do not have employment agreements, but participate in the Tyco International (US) Inc. Severance Plan for U.S. Officers and Executives and the Tyco International (US) Inc. Change in Control Severance Plan for Certain U.S. Officers and Executives.

Employment Agreement with Edward D. Breen

Our employment agreement with Mr. Breen is dated as of July 25, 2002 and is filed as an exhibit to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002. The agreement provides for Mr. Breen to serve as our President, Chief Executive Officer and Chairman for an initial term of three years and, thereafter, for additional successive terms of one year each unless terminated by us or Mr. Breen at the end of the initial term or any additional term. Under the agreement, Mr. Breen is entitled to an annual base salary of at least $1,500,000 and is eligible to earn an annual bonus of at least 100% of his base salary, subject to Tyco's satisfaction of pre-established, objective financial performance criteria to be determined by the Board.

The agreement provides the following terms for certain stock awards Mr. Breen received when he joined the Company: (i) all awards are subject to the terms and conditions of the long-term incentive plan; (ii) upon a change in control of Tyco, all of the awards vest in full and are exercisable for their full term and upon hire become immediately payable; (iii) upon termination of Mr. Breen's employment due to death or disability, all of the awards fully vest and options remain exercisable for one year; and (iv) upon termination of Mr. Breen's employment by Tyco for reasons other than cause or disability, or upon termination by Mr. Breen with good reason, all awards vest in full and the options remain exercisable for the remainder of their term notwithstanding the termination of employment, and the deferred stock units granted upon hire become immediately payable. Cause, disability, change in control and good reason are each defined in the agreement.

Mr. Breen is also entitled to participate in all of our employee benefit plans available to senior executives at a level commensurate with his position, and to have premium payments made with respect to a universal insurance policy with a death benefit of at least $1,000,000 and accidental death and dismemberment insurance of at least $2,000,000, supplemental retirement benefits (as described under the "Retirement Plans" section above), certain tax gross-up payments, including a gross-up for relocation expenses, a gross-up for New York City or New York State taxes incurred due to temporary assignment or the performance of his duties and a full gross-up payment for any excise taxes he must pay as a result of receiving compensation that is contingent upon a change in control, and certain relocation, travel and other perquisites.

In the event that Mr. Breen's employment is terminated by Tyco other than for cause or disability or upon termination by Mr. Breen for good reason, then, provided that Mr. Breen executes a general release in favor of Tyco in the form provided in the agreement, Tyco is obligated to pay Mr. Breen a lump sum of three times his base salary and target annual bonus (or, if higher, his most recent annual bonus), as well as a pro rata portion of any annual bonus for the year in which such termination occurs, and to offer him continued participation in our health and welfare plans for a period of three years. If Mr. Breen is unable to continue participating in Tyco's health and welfare plans, we are required to reimburse the amount Mr. Breen pays for individual coverage, up to two times the amount we would have paid to provide the benefits if Mr. Breen had been an employee, with a tax gross-up on the amount of such reimbursement. "Good reason" includes any termination by the executive during the 30-day period immediately following the first anniversary of the date of a change in control or the breach of representations made by Tyco, if such breach has a material adverse impact on Tyco. The agreement restricts Mr. Breen from soliciting Tyco's managerial employees and customers or competing with Tyco during the term of his employment and for a period of one year following termination. Both Tyco and Tyco International (US) Inc. or its successors have agreed, pursuant to the agreement, to indemnify Mr. Breen to the fullest extent permitted by law and under Tyco's Bye-laws.

On January 13, 2006, Tyco announced that its Board has approved a plan to separate the Company into three separate, publicly traded companies—Tyco Healthcare, Tyco Electronics and a combination of Tyco Fire & Security and Engineered Products and Services. In connection with the Proposed Separation, Mr. Breen delivered a letter to the Board waiving any and all claims that any change in position, authority, duties or responsibilities contemplated by and directly resulting from the Proposed Separation constitutes "Good Reason" under Section 7(e)(i) of the Employment Agreement or a transfer of employment from the Company to an affiliate of the Company in connection with such transactions constitutes a termination of employment for purposes of the Employment Agreement. The Proposed Separation is not deemed a change in control of Tyco.

Employment Agreement with William B. Lytton

Our employment agreement with Mr. Lytton is dated as of September 30, 2002 and is filed as an exhibit to our Annual Report on Form 10-K for the fiscal year ended September 30, 2002. On September 30, 2004, the agreement was amended to make several administrative changes. A copy of the amendment is filed as an exhibit to our Annual Report on Form 10-K for the fiscal year ended September 30, 2004. The agreement provides for Mr. Lytton to serve as our Executive Vice President and General Counsel for an initial term of two years and, thereafter, for additional successive terms of one year each unless the agreement is terminated by Tyco or Mr. Lytton at the end of the initial term or any additional term. Under the agreement, as amended, Mr. Lytton is entitled to an annual base salary of at least $675,000. Mr. Lytton is eligible to earn an annual bonus of at least 100% of his base salary, subject to Tyco's satisfaction of pre-established, objective financial performance criteria to be determined by the Board.

Mr. Lytton is also entitled to participate in all of our employee benefit plans available to senior executives at a level commensurate with his position, and to receive supplemental retirement benefits and certain relocation, travel and tax gross-up benefits. He also receives an annual allowance of 10% of his base salary, not to exceed $70,000, under our Flexible Perquisite Plan for U.S. Executives, payable quarterly, to be used to cover items not otherwise covered under our benefit programs or expense reimbursement policies.

In the event that Mr. Lytton's employment is terminated by Tyco other than for cause or by Mr. Lytton for good reason, then, provided that Mr. Lytton executes a general release in favor of Tyco in the form provided in the agreement, Tyco is obligated to pay Mr. Lytton a lump sum of two times his base salary and target annual bonus (or, if higher, his most recent annual bonus), as well as a pro rata portion of any annual bonus for the year in which such termination occurs, to credit him with two additional years of service for purposes of calculating his supplemental retirement benefits, to offer him continued participation in our health and welfare plans for a period of three years, and to permit him to exercise his vested options for a period of three years. In the event that Mr. Lytton's employment is terminated in connection with or following a change in control (as defined in the agreement), then Tyco is obligated to pay Mr. Lytton a lump sum of three times his base salary and target annual bonus (or, if higher, his most recent annual bonus), to provide him a gross-up payment for any excise taxes he must pay as a result of receiving compensation that is contingent upon a change in control, to credit him with three additional years of service for purposes of calculating his supplemental retirement benefits, and to vest all of his outstanding equity awards, with options remaining exercisable for their full term. "Good reason" includes any termination by the executive during the 30-day period immediately following the 15-month anniversary of the date of a change in control or the breach of representations made by Tyco if such breach has a material adverse impact on Tyco. The agreement restricts Mr. Lytton from soliciting Tyco's employees and customers or competing with Tyco during the term of his employment and for a period of one year following termination. Both Tyco and Tyco International (US) Inc. have agreed, pursuant to the agreement, to indemnify Mr. Lytton to the fullest extent permitted by law and under Tyco's Bye-laws. As of the date of this filing, Mr. Lytton has not waived his right to "Good Reason" termination as provided in his employment agreement. The Proposed Separation is not deemed a change in control of Tyco.

Employment Agreement with Juergen Gromer

Tyco Electronics Logistics AG ("TELAG"), a Swiss company that is the Company's European logistics and distribution subsidiary for the Electronics segment, entered into an employment agreement with Dr. Gromer effective October 1, 1999, which is filed as an exhibit to our Annual Report on Form 10-K for the fiscal year ended September 30, 2003. The agreement provides for Dr. Gromer to serve as Chairman and CEO of TELAG for an indefinite term, which can be terminated as of the end of any calendar month upon six months' notice. Both Dr. Gromer and TELAG also have the right to terminate the agreement for good cause. Under the agreement, Dr. Gromer is entitled to annual compensation, to be determined each year by agreement with the Tyco Board. If the parties cannot agree on a compensation package in any year, Dr. Gromer's compensation will remain unchanged for the following year. Dr. Gromer is entitled to four weeks of vacation each year. Any unused vacation time may be taken in the following year; otherwise, it is forfeited. Dr. Gromer is entitled to reimbursement for expenses and fulfillment of his German social security contributions in accordance with company policies. As a condition to the contract, Dr. Gromer is required to comply with Tyco

Electronics' policies regarding non-competition, confidentiality and intellectual property, and has entered into separate agreements on these matters. Dr. Gromer's agreement is subject to Swiss law. The Proposed Separation is not deemed a change in control of Tyco.

On March 22, 2006, Dr. Gromer and the Company entered into a Retention Agreement providing Dr. Gromer with a monetary benefit equal to two times his annual base salary and target bonus in exchange for Dr. Gromer's continued service under his current agreement with TELAG for a period of no less than two years after the closing of the Proposed Separation of the Company.

Participation in Tyco International (US) Inc. Severance Plan for U.S. Officers and Executives by Christopher Coughlin and Thomas Lynch

Messrs. Coughlin and Lynch each participate in the Tyco International (US) Inc. Severance Plan for U.S. Officers and Executives (the "Severance Plan"), which is filed as an exhibit to our Annual Report on Form 10-K for the fiscal year ended September 30, 2004. Under the Severance Plan, upon involuntary termination of employment (other than for cause, disability or death), provided that the executive executes a general release in favor of Tyco, the company is required to pay the Executive's base salary and target bonus for 24 months (which bonus may be payable in installments or a lump sum as determined by the administrator of the plan). In addition, the executive could be eligible for a pro-rated annual bonus for the year in which his employment terminates, in our discretion under the bonus plan. The Executive would also receive: (i) continued vesting of his outstanding stock options for 12 months and 12 months to exercise vested stock options (unless a longer period is provided in his option agreements); (ii) continuation of health and dental benefits for 24 months at active employee rates; and (iii) in our discretion, outplacement services for up to 12 months. Any unvested restricted stock and restricted stock units are forfeited. As a condition of receiving the foregoing benefits, the plan requires the executive to agree to covenants providing for the confidentiality of our information, one year noncompetition, two years of nonsolicitation of our employees and customers, and non-disparagement. "Cause" is defined as substantial failure or refusal to perform duties and responsibilities of the executive's job, violation of fiduciary duty, conviction of a felony or misdemeanor, dishonesty, theft, violation of our rules or policy, or other misconduct that has or could have a serious and detrimental impact on Tyco and its employees.

Messrs. Coughlin and Lynch are also entitled to benefits under the Tyco International (US) Inc. Change in Control Severance Plan for Certain U.S. Officers and Executives. This program replaces the benefits under the Tyco International (US) Inc. Severance Plan for U.S. Officers and Executives described above, or any other severance arrangement (other than certain individually-negotiated arrangements, such as those described above for Messrs. Breen and Lytton), in the case of certain terminations of employment in connection with a change in control of Tyco. Upon termination of the Executive's employment by Tyco or a subsidiary for any reason other than cause (as defined in the plan), disability, or death, or upon resignation by the Executive within 180 days following an event that constitutes good reason (as defined in the plan), in each case occurring within 60 days before or two years after a change in control of Tyco, the Executive is entitled to the following under the Plan: (i) in the case of Mr. Coughlin 2.99 times, and in the case of Mr. Lynch two times, his (a) annual base salary, and (b) annual target bonus, (ii) continued participation for 36 months under Tyco's medical, dental and health care reimbursement account plans as in effect on the date of termination of employment (or generally comparable coverage and subject to payment of premiums applicable to active employees); (ii) pro-rated annual bonus for the year in which the termination of employment occurs; (iii) full vesting of all stock options; (iv) continued exercisability of all stock options for the greater of the period set forth in each option agreement covering such options, or 12 months following termination of employment, but in no event beyond the original expiration date of the option; (v) full vesting of time-based restricted stock; (vi) full vesting of performance-based restricted stock subject to the plan administrator's determination that applicable performance requirements have been or would be attained; and (vii) in Tyco's discretion, up to 12 months of outplacement services. Cash severance benefits are paid in a single lump sum payment following the Executive's execution of a general release of claims. The Executive also must agree to non-competition, confidentiality and non-solicitation provisions, and benefits may be cancelled or recovered if he does not comply with those provisions or violates the release of claims. In the event that payments to the executive would be subject to Internal Revenue Code Section 4999 excise taxes as a result of the change in control, the Executive's benefits would be reduced to the maximum amount payable without triggering excise tax liability, but only if the Executive's after-tax benefits applying the reduction exceed his after-tax benefits without the reduction. The Proposed Separation is not deemed a change in control of Tyco.

Equity Compensation Plan Information

The following table provides information as of September 29, 2006 with respect to Tyco's common shares issuable under its equity compensation plans:

EQUITY COMPENSATION PLAN INFORMATION as of September 29, 2006

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders			
2004 Stock & Incentive Plan[1]	51,755,204	$31.43	160,657,713
LTIP[2]	28,195,141	$33.41	—
1994 Restricted Stock Plan[4]	225,674	—	—
ESPP[5]	—	—	9,426,335
Subtotal	80,176,019	—	170,084,048
Equity compensation plans not approved by security holders			
LTIP II[3]	45,114,700	$33.23	—
SAYE[6]	1,364,749	$23.89	6,829,222
Irish Bonus Plan[5]	—	—	1,171,975
Subtotal	46,479,449	—	8,001,197
Total	126,655,468	—	178,085,245

(1) The Tyco International Ltd. 2004 Stock and Incentive Plan provides for the award of stock options, restricted shares and other equity and equity-based awards to Board members, officers and non-officer employees. Amount shown under shares outstanding includes 89,635 DSUs, 47,735 DSUs credited to DSU accounts due to dividend equivalents earned on each DSU account, 1,250 miscellaneous stock award shares, 8,284,131 restricted shares and 1,709,760 restricted stock units. Amount shown under shares available reflects the aggregate shares available under LTIP, LTIP II and the 2004 Stock and Incentive Plan. Shares available under LTIP and LTIP II in March 2004 were rolled into the 2004 Stock and Incentive Plan as of the inception of the Plan.

(2) The Tyco International Ltd. Long Term Incentive Plan ("LTIP") allows for the grant of stock options and other equity or equity-based grants to Board members, officers and non-officer employees. Amounts shown exclude 8,694,553 outstanding stock options assumed in connection with acquisitions at a weighted-average exercise price of $44.75. No additional options may be granted under those assumed plans. Amount shown includes 1,783,667 DSUs, 7,229 DSUs credited to DSU accounts due to dividend equivalents earned on each DSU account, 34,600 promissory shares and 7,500 restricted shares. Promissory shares are used for employees in countries that

require taxes to be paid at grant, rather than at vesting. The shares will be issued at vesting. Under the terms of the 2004 Stock and Incentive Plan, adopted in March 2004, no additional options, equity or equity-based grants will be made under the LTIP. The shares granted under the LTIP will be issued at vesting under the 2004 Stock and Incentive Plan.

(3) LTIP II allows for the grant of stock options and other equity or equity-based grants to employees who are not officers of Tyco. Under this plan, non-officer employees or former employees of Tyco or a subsidiary could receive: (i) options to purchase Tyco common shares; (ii) stock appreciation rights; (iii) awards payable in cash, common shares, other securities or other property, based on the achievement of performance goals; (iv) dividend equivalents, consisting of a right to receive payments equivalent to dividends declared on Tyco common shares; and (v) other stock-based awards as determined by the Compensation and Human Resources Committee. The exercise price of options and stock appreciation rights would generally be fair market value on the date of grant, but could be lower in certain circumstances. No individual could receive awards for more than 12,000,000 shares in any calendar year. Terms and conditions of awards were determined by the Committee. Awards could be deferred, and could be payable in any form the Committee determined, including cash, Tyco common shares, other securities or other property. The Committee may modify awards in recognition of unusual or nonrecurring events, including a change of control. Under the terms of the 2004 Stock and Incentive Plan, adopted in March 2004, no additional options, equity or equity-based grants will be made under the LTIP II. The shares granted under the LTIP II will be issued at vesting under the 2004 Stock and Incentive Plan.

(4) The 1994 Restricted Stock Ownership Plan for Key Employees ("1994 Restricted Stock Plan") provides for the issuance of restricted stock grants to officers and non-officer employees. The 1994 Restricted Stock Plan expired in November 2004, thus no additional grants of restricted stock will be made under this plan as of November 2004.

(5) This table includes an aggregate of 10,598,310 shares available for future issuance under the Tyco Employee Stock Purchase Plan ("ESPP") and the Tyco International (Ireland) Employee Share Scheme ("Irish Bonus Plan"), which represents the number of remaining shares registered for issuance under these two plans. All of the shares delivered to participants under the ESPP and Irish Bonus Plan are purchased in the open market. The Irish Bonus Plan is a profit sharing plan for employees of Irish subsidiaries of the Company. Upon the achievement of pre-established budget targets, eligible participants receive a bonus payment in the form of common shares of the Company, or, if the participant elects, in cash. In addition, eligible participants can elect to have a portion of their salary withheld to purchase additional shares, up to a maximum of the lesser of the 7.5% of annual salary or the amount of annual bonus paid in shares. In addition, the value of the shares received as bonus and purchased with withheld salary cannot exceed €12,700. Bonuses paid in shares and the portion of salary used to purchase additional shares are not subject to income tax, provided the shares are held for the periods described below. All shares received by the employee are held by a trustee on behalf of the employee, and cannot be sold or transferred for at least two years. Shares sold or transferred after two years but before three years from receipt are subject to income tax. The shares received or purchased under the plan receive dividends, which are distributed by the trustee on an annual basis.

(6) The Tyco International Ltd. UK Savings Related Share Option Plan ("SAYE") is a UK Inland Revenue approved plan for UK employees pursuant to which employees may be granted options to purchase shares at the end of three years of service at a 15% discount off the market price at time of grant. Employees make monthly contributions that are, at the election of the employee, used for the purchase price or returned to the employee. The total amount of shares that may be purchased at the end of the three years of service is equal to the total of the monthly contributions, plus a tax-free bonus amount equal to a multiple of the aggregate amount of monthly contributions, divided by the option price. An option will generally be exercisable only during the period of six months following the three-year period. The plan is administered by the Company's International Benefits Oversight Committee, appointed by the Compensation and Human Resources Committee. The International Benefits Oversight Committee, among other things, determines when to grant options and sets the option price.

BOARD COMPENSATION AND HUMAN RESOURCES COMMITTEE REPORT ON EXECUTIVE COMPENSATION

Committee Membership and Duties

The Compensation and Human Resources Committee of the Board of Directors (the "Committee") is responsible for the Company's executive compensation strategies, structure, policies and programs. It reviews, analyzes and approves the design of executive compensation programs and the compensation of Tyco's Senior Executives (as defined herein), including officers subject to the reporting requirements of Section 16 of the Securities Exchange Act of 1934, and executive officers reporting directly to the CEO ("Senior Officers"). The Committee submits its recommendations regarding compensation for Senior Officers to the independent directors of the Board for review and approval.

The Committee annually prepares this report on executive compensation for inclusion in the proxy statement. The recently amended SEC executive compensation disclosure requirements will be incorporated in the 2008 Annual General Meeting's proxy statement, the year in which the new rules become effective with respect to the Company. Nevertheless, we have endeavored to reflect many of the principles of the amended rules in this report.

The Committee's charter reflects its responsibilities for executive compensation strategies, programs and decisions. The Committee and the Board review the charter at least annually, making revisions as appropriate. Pursuant to its charter, the Committee's duties and responsibilities also include evaluation of the performance of the Chief Executive Officer and review of individual performance of other Senior Officers and senior executives; establishment and oversight of officer stock retention and ownership guidelines; and review of management succession planning and of the Company's human resources strategies. As part of its regular oversight of compensation policies and practices, the Committee periodically reviews any contractual commitments or plans which may result in payments to executives, including existing executive contracts, change in control arrangements, severance plans and potential severance obligations, and executive retirement benefit obligations, as discussed below.

During fiscal 2006, the Committee has also been closely involved in review and oversight of human resources issues, strategies and decisions related to the Proposed Separation.

The Committee's membership is determined by the Board and is composed entirely of independent directors. During fiscal 2006, its members were Mackey J. McDonald (Chair), Dennis C. Blair, George W. Buckley, and Rajiv L. Gupta. George W. Buckley resigned from the Board on December 7, 2005 after assuming a new CEO role. There were seven formal meetings of the Committee in fiscal 2006. In addition, Committee action was required regularly during the course of the year to review and approve compensation actions in connection with staffing the senior leadership teams of each of the new public companies being formed as a result of the Proposed Separation.

Overview of Compensation Philosophy and Programs

Our compensation philosophy and strategy is intended to align reward levels closely with achievement of business performance objectives and creation of shareholder value, to attract and retain the most talented and effective employees and management, and to enhance our corporate governance processes. Accordingly, key objectives of the Company's compensation philosophy are to:

- Reward superior performance at competitive levels;
- Be simple, transparent and easy to communicate;
- Support our talent strategy by permitting the flexibility required to differentiate based on individual performance and potential; and

• Provide an appropriate balance of risk and reward.

We expect the design and implementation of compensation programs to support and reinforce the Tyco corporate values that have been broadly communicated by the Chief Executive Officer and other senior leaders throughout the Company—Integrity, Excellence, Teamwork and Accountability—and to link annual incentive opportunities to business performance.

The Committee has independently engaged the compensation consultant, Watson Wyatt, to advise the Committee in the development of the Company's compensation programs and practices. In addition, as appropriate, the Committee looks to the executive compensation group in the Company's human resources department to support the Committee in its work. While the Committee values input and advice from these sources, it exercises its independent judgment in reaching its decisions. We are cognizant of the competitive environment in which we must compete for superior executive talent and seek to maintain a compensation strategy that is competitive in the industries in which we do business. We also expect Tyco executives to achieve financial and strategic goals and consistently raise their performance bar. In evaluating compensation program design and authorizing bonus or equity grant pools under these programs, the Committee takes into account many factors, such as total compensation opportunity, total compensation related expense, percentage of net income allocated to compensation related costs, and share usage. In setting compensation ranges and determining individual executive compensation within those ranges, the Committee has reviewed the total compensation of each Senior Officer and any employee whose base salary is, or will as a result of a proposed compensation action be, $350,000 or more ("Senior Executive"). During 2006, we revised the threshold base salary for Senior Executives requiring Committee review and approval to $400,000, but retained the $350,000 threshold with respect to compensation actions related to future post-Separation executives of the new public companies.

In reaching its compensation decisions or, in the case of Senior Officers, its recommendations to the Board, the Committee undertakes a detailed review of both total compensation and each compensation element, relative to competitive benchmark data derived from a combination of available proxy data, market surveys and analysis and recommendations presented by our outside compensation consultant. We also take into consideration our evaluation of the scope, complexity and degree of challenge of each role, and the performance of each such individual. We are committed to hiring and retaining the best executive talent and paying competitively, when such pay is merited by performance, and to retaining, developing and motivating talented executives.

Each year, the Committee reviews the Company's key executive compensation programs to assure alignment between the interests of executives and shareholders and the external competitiveness of the total compensation opportunities. The Committee determines what, if any, changes are appropriate in the compensation programs of the Company. During 2006, in addition to the Committee's critical review of 2006 annual incentive payouts and equity grants, the Committee conducted an in-depth review of all Senior Officer and Senior Executive employment agreements (including potential severance obligations under such agreements). During 2006, the Committee also reviewed existing stock ownership and retention guidelines, change in control arrangements, severance plans, executive retirement benefit obligations, and aircraft usage policy. The Tyco International (U.S.) Severance Plan for U.S. Officers and Executives and the Tyco International (U.S.) Inc. Change in Control Severance Plan for Certain U.S. Officers and Executives provide basic severance levels between 1.0 and 2.99 times annual cash compensation, with no provision for automatic reimbursement of any tax under IRC Section 280G with respect to any change in control benefits (except as otherwise provided under a pre-existing employment agreement). Executive retirement and deferred compensation programs were completely restructured in 2005 to provide a new Supplemental Savings and Retirement Plan, which in effect, gives executives an opportunity for retirement savings and matching Company contributions which for non-executive employees is provided only under the Company's Retirement Savings and Investment Plan (a tax-qualified 401(k) plan). This program is the only available executive retirement or deferred compensation arrangement available to U.S. executives (except as otherwise provided under a pre-existing employment agreement). The Corporate aircraft policy applies strict rules, limitations and approval protocols for use of corporate aircraft. Based on its evaluation of materials presented, the Committee concluded that such plans and arrangements, most of which were adopted after 2002, remain appropriate and competitive.

During 2006, in accordance with the Committee's charter, an internal audit was conducted of compensation practices, including appropriate documentation of compensation actions, compliance with the Company's Delegation of Authority and other compensation related control processes. The audit, performed by the internal audit function, which reports directly to the Audit Committee, provides an additional measure of control over compensation matters outside of the Company's management structure. The audit confirmed that compensation practices were in line with all external requirements and internal guidelines and demonstrated significant process improvements over the past three years. The Committee reviewed control process improvements implemented in response to audit recommendations. This internal audit was in addition to the audit and opinion of our independent auditor of our compliance with Sarbanes-Oxley control requirements.

Elements of Compensation

To assure the appropriate mix of risk and reward and focus on both short and long term Company performance, we have established three basic components to Tyco's executive compensation program: base salary, annual incentive bonus and long term equity based compensation. The weighting of variable, performance based compensation relative to fixed compensation increases for more senior level executives to link their compensation opportunity with business performance.

Base Salary Base salary is generally designed to be competitive with comparable positions in peer group companies. However, each executive's actual salary varies based on the complexity and unique challenges of his or her position, individual skills, experience, background and performance. Benchmark data for corporate executive salaries are also taken into consideration in determining periodic merit increase levels. Base salaries are reviewed at least annually with the Committee and adjusted at 12 to 24 month intervals, depending on competitive salary positioning. During the fiscal year, the Committee reviewed all Senior Officer salaries.

Annual Incentive Bonus Annual incentive awards reflect a combination of three key elements: individual target bonus percentages, level of attainment of business performance targets, and individual results and behaviors. Individual annual incentive bonus targets are set within ranges determined by "Career Band"—a system that differentiates reward eligibility and levels based on scope and complexity of an employee's role. These ranges are designed to reflect competitive conditions and to assure that a significant portion of executives' annual cash compensation is performance based.

Each executive has a target bonus percentage expressed as a percentage of base salary, but actual bonus opportunity ranges from 0% to 200% of target depending on performance against pre-established, objectively determined goals. Bonus targets for Senior Officers range from 65% to 100% of base salary. At the beginning of each fiscal year, the Board reviews and approves an Annual Operating Plan for the Company as a whole and for each business segment. The Committee then reviews and assesses performance goals and approves the proposed design of the annual incentive bonus program and of specific annual incentive goals for each performance measure under the plan. These goals include minimum performance thresholds that must be met to earn any incentive compensation, as well as performance levels required to achieve maximum payouts. Maximum payout levels are intended to be available only for achievement of business performance significantly exceeding target levels.

In fiscal year 2006, annual incentive bonus opportunities for executives in the corporate headquarters were based on the overall performance of Tyco, using Company earnings per share ("EPS") and total Company free cash flow ("FCF") as the performance measures. Annual incentive bonus opportunity for segment presidents was based upon the Committee's assessment of the respective segment's financial performance, evaluated using earnings before interest and taxes ("EBIT") and segment FCF, with a portion of the annual incentive bonus based on the overall EPS and performance of Tyco, using total Company EPS and FCF, as described above. In addition, certain businesses were authorized by the CEO to incorporate a "Key Performance Measure," such as revenue growth, that reflected business needs and objectives of a particular segment or business unit.

Following determination of year-end results, the Committee assesses proposed bonus pools against Company performance and approves appropriate adjustments, if any, reflecting factors such as unforeseeable obstacles or windfalls, changes in business strategies that impacted performance relative to pre-established goals for the year, or one-time events not reflected in the annual business plan. Adjustments are generally few, and minor. After review, the Committee approves bonus pools based on calculated business results and adjustments. Calculated awards may be adjusted up or down by up to 25% based on behaviors as measured against the Tyco values and on individual performance, provided that such adjustments do not, in the aggregate, increase the calculated bonus pools. This practice encourages differentiation and rewards the highest achievers. The Committee then reviews individual bonus awards for Senior Officers and Senior Executives. The Committee reviews and approves Senior Executive bonuses and, after review, recommends Board approval of Senior Officer bonuses.

For fiscal 2006, as a result of the Proposed Separation, the Committee approved payment of bonuses at target for employees at the Company's corporate headquarters, other than Senior Officers, but including Senior Executives, subject to +/- 25% individual performance adjustments.

Annual incentive awards, other than for Senior Officers, are made pursuant to the terms of the Tyco International Annual Incentive Plan ("AIP"). Annual incentive awards for Senior Officers are determined under the 2004 Stock and Incentive Plan ("2004 SIP"). Maximum individual awards equal to a specified percentage of Net Income are approved by the Board at the start of the fiscal year, with the actual amount of their awards determined after the end of the fiscal year, by exercise of negative discretion of the Board, to align actual awards with award levels under the Annual Incentive Plan. For fiscal year 2006, the Board approved payment of bonuses at target to Senior Officers at corporate headquarters, subject to individual performance adjustment and to the approved maximum award levels.

Long Term Incentive Compensation: Tyco's long term incentive program is designed to ensure that executives have a continuing stake in the long term success of the Company and to encourage executives to focus on multi-year performance goals that will enhance the value of the Company's stock. The long term incentive program is also designed to create powerful individual retention incentives.

During 2006, the Committee continued to focus on structuring its equity-based incentive compensation programs to align executive interests with creation of shareholder value. The Committee worked with its outside compensation consultant in evaluating appropriate measures that correlate with shareholder value and considering plan design modifications that would enhance the long term incentive program's reliance on such measures. For fiscal 2006, Tyco's long-term, equity based compensation program consisted of a mix of stock options, restricted stock (or restricted units in certain countries) and, for designated executives, Performance Stock Units tied to the performance measures identified by the Committee. Stock options generally permit an executive to purchase a share of Tyco stock at the stated exercise price, which is the fair market value, defined under the 2004 SIP as the average of the high and low share price on the date of grant. Thus, executives will realize gains from their options only if the Company's stock appreciates in value after the options are granted. Options vest ratably over a multi-year period (typically three years) and have a ten year term to exercise while in active employment, while restricted stock and RSUs granted in fiscal 2006 and prior years "cliff" vest fully after three years. Under the 2004 SIP, unvested options and restricted shares (or restricted units) and performance stock units are forfeited if an executive voluntarily leaves the Company other than due to retirement or disability. The program's design reflects the Committee's conviction that use of a multi-year vesting schedule for equity awards encourages executive retention and emphasizes long-term growth, and that payment of a significant portion of executives' compensation in Tyco equity provides management with a powerful incentive to increase shareholder value over the long term.

Individual stock option and restricted stock and unit awards reflect position and individual contribution, taking into account equity-based compensation levels for executives in comparable positions at other large diversified companies. The Committee determines long-term incentive award ranges and approves appropriate individual Senior Executive awards within these ranges in the exercise of its discretion, considering these criteria. The Committee reviews Senior Officer recommendations and submits its grant recommendations to the Board for approval. Equity awards made as part of the regular annual grant are made as of the date set by the Committee, after which individual award documents are distributed to grantees. Annual grant dates have not differed for Senior Officers relative to other executives. The Committee's policy is to grant options at fair market value and re-pricing of stock options is not permitted under the 2004 SIP.

The Company's consistent practice in recent years has been to authorize a pool of shares available for annual equity grants. Starting in fiscal year 2006, annual grant dates were changed from March to November, to facilitate establishment of long term performance goals, if applicable, early in the fiscal year. In fiscal year 2006, the Committee determined the number of shares authorized for annual grant based on a number of factors, including: (i) target grant ranges recommended by the outside compensation consultant to the Committee, (ii) the 6 month average share price; (iii) the mix of options and full value shares; and (iv) the anticipated equity related expense, total annual share usage or "run-rate", which the Committee has kept below 1% of shares outstanding for the past 3 years, and overhang levels. Following the annual grant planning and nomination process, final recommendations within the total authorized share limits are presented to the Committee for review and approval.

For fiscal year 2006, the Committee approved a grant of Performance Stock Units under a new Performance Share Program for designated senior level executives, in lieu of a portion of time vested stock options, and time vested restricted equity grants. The number of Performance Stock Units to be paid out in shares of Tyco common stock at the end of the performance cycle of October 1, 2005 to September 30, 2008 is based on the achievement of approved performance goals. Twenty percent of named executive officer Performance Stock Unit awards contain the performance feature for fiscal year 2006. Performance Stock Unit goals are based on the Company achieving certain return on invested capital and organic revenue growth goals. The Committee assigned a 25% weighting to the organic revenue growth goal and a 75% weighting to the return on invested capital goal. Payments under the Performance Share Program could vary from 0% to 200% of the target awards based on the level of achievement of the financial goals. Goals for this program were carefully set using a number of internal and external benchmarks and we considered these goals to be challenging to achieve.

After announcement of the Proposed Separation, the Committee approved an amendment to the Performance Unit awards, contingent on the successful completion of the Separation. The amendment provides that one-third of the awards will be based on the attainment of performance goals through the end of Fiscal Year 2006 (but will continue to vest on the third anniversary of the grant date per the original grant terms), and that the remaining two-thirds of the awards will vest at target on the third anniversary of the grant date, without regard to the attainment of the performance goals. The Committee determined attainment of 3-year Tyco-wide performance goals was no longer practicable as a result of the Proposed Separation.

Stock Ownership Guidelines

In 2003, the Board established stock retention and ownership guidelines for all Senior Officers. These guidelines generally require Senior Officers to retain at least 75% of "earned equity awards" until their required ownership levels have been attained, and, thereafter, to retain 25% of subsequently earned equity awards for a minimum period of three years after such awards are earned. The ownership level for the Chairman and CEO is ten times base salary. Required ownership levels for other Senior Officers, which may be achieved over a period of time, vary by position and range from two to six times base salary. Senior Officers have either met their target ownership levels or are making good progress towards obtaining these levels, depending on their length of service with the Company. "Earned equity awards" include vested and unvested restricted stock and units, and shares obtained upon option exercise. Both are net of shares withheld or sold to cover the cost of exercise and required minimum tax withholding. During 2006, the Committee reviewed the Stock Ownership and Retention Guidelines ("the Guidelines") and determined that ownership levels, although significantly higher for certain positions than those of peer companies, should be retained. Acting jointly with the Nominating and Governance Committee, during 2006 the Committee approved inclusion of unvested restricted shares in determining compliance with the Guidelines.

Tax Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code imposes a limit of $1 million on the amount of compensation that may be deducted by Tyco with respect to the Chief Executive Officer and any of the other four most highly compensated officers. However, this limitation does not apply to compensation that qualifies as "performance-based" under federal tax law. It is the Committee's policy to have compensation payable to our executive officers qualify as performance-based and to be deductible for federal income tax purposes, unless there are valid compensatory reasons for paying non-deductible amounts, such as the recruitment and retention of key employees. We have endeavored to structure our plans so that annual bonuses, stock options and performance share awards should be fully deductible. DSUs are paid following an executive's termination of employment when the deduction limits of Internal Revenue Code Section 162(m) do not apply (including the anticipated conversion of performance based stock units to time-based awards upon the Proposed Separation of the Company).

Separation of the Company

The focus of the Committee expanded after Board approval of the Proposed Separation of the Company to include review of human resource strategies and progress related to the separation.

During 2006 the Committee approved a retention program to be put into place for selected employees who were critical to successful completion of the Proposed Separation or maintenance of essential corporate stewardship functions, and who were significant retention risks. Target retention awards ranged from 25% of base pay to 200% of base pay. None of the Named Executive Officers other than Juergen Gromer (whose retention award was not under the Separation related retention program) received a retention award. Payment of retention bonuses is contingent on successful completion of the Proposed Separation.

The Committee has regularly reviewed information concerning the progress in each of the key human resources work areas related to the Proposed Separation, including proposed organization structure and reporting relationship, staffing levels, compensation costs, projected stock plan dilution and overhang for the new companies and unvested equity value for new company management post-separation. To help the Committee track separation progress, the Committee has regularly reviewed a "Separation Scorecard", reflecting detailed goals and separation related progress in the areas of staffing, compensation, total compensation costs and, equity conversion. To assure that costs associated with executive compensation are reasonable and appropriate, the Committee has reviewed each compensation action for new hires and individuals promoted into new public company roles, who will either become officers or will have base salaries of $350,000 or more.

Officer Compensation

The Summary Compensation table on page [25] reports the bonus amounts for Messrs. Breen, Coughlin and Lytton, reflecting payments based on the performance of the Company's 2006 EPS and free cash flow goals. The amount awarded to Mr. Coughlin was 25% above his target award, reflecting his expanded leadership responsibilities related to the Proposed Separation and his exceptional performance in his role as CFO. This amount remained below the maximum determined by the Board at the start of fiscal 2006. The amount awarded to Dr. Gromer reflects a cash payment based 80% on the performance of the Company's Electronics segment and 20% on the performance of Tyco overall during fiscal 2006. Mr. Lynch reflects a cash payment based 22% on the performance of the Company's Engineered Products and Services segment for the three month period of the fiscal year that he was President of that segment, 58% on the performance of the Company's Electronics segment for the nine months that he served as CEO of that segment, and 20% on the performance of Tyco overall during fiscal 2006.

Also, in December 2006, the Committee's compensation consultant conducted a historical pay-for-performance analysis that examined the Company's alignment of pay for performance practices relative to peer group companies. The analysis included a comparison with respect to the following:

- historical realizable pay (cash compensation and current value of in-the-money stock options and restricted stock) value;
- historical realizable pay relative to pay opportunity (grant value of stock options and restricted stock);
- historical financial performance; and
- compensation sharing ratios (compensation realizable as a percentage of specific financial measures).

Overall, the analysis demonstrated that pay for the CEO and other named executive officers is correlated with financial performance.

In addition, the Committee has reviewed tally sheets for each Senior Officer, containing information similar to that required under the amended executive compensation rules.

Chief Executive Officer Compensation

The Compensation and Human Resources Committee and the Nominating and Governance Committee jointly reviewed the performance of our Chief Executive Officer. This evaluation includes use of a CEO scorecard introduced in 2003. The scorecard reviewed elements of personal performance such as leadership, business acumen, selection and development of people, and adherence to principles of corporate governance. In addition, an independent consultant conducted a review of Mr. Breen's leadership behaviors and effectiveness, and provided detailed feedback to Mr. Breen. The results of the CEO performance evaluation process are used by the Board in determining CEO compensation.

For fiscal 2006, Mr. Breen did not receive an increase to his annual salary, consistent with the Company's practice of extending intervals for senior executive salary adjustments. His resulting annualized salary is $1,625,000. Consistent with the decision to award Annual Performance Bonuses at target to Senior Officers at Tyco corporate headquarters, Mr. Breen earned a fiscal 2006 Annual Incentive of $1,625,000. Design of the CEO, equity awards has been an evolving process. Mr. Breen's initial grant reflected both the high level of risk and buy-out of forfeited value from his prior employer. The initial equity grant covered both 2002 and 2003. In 2004 and 2005, the Committee considered the relatively high level of equity value held by the CEO to be a significant factor in deciding to award premium priced options. For 2006, the form of Mr. Breen's grant was conformed to other senior officers with the inclusion of Performance Stock Units. Thus, in November 2005, the Committee awarded Mr. Breen 140,000 shares of restricted stock, 120,000 Performance Stock Units and 500,000 stock options. The restricted stock granted to Mr. Breen vests on the third anniversary of the grant, while the options granted to Mr. Breen vest in equal installments over a three-year period, with exercise prices per share of $29.00, the fair market price at the date of grant. The Performance Stock Units will vest on the third anniversary of the grant date, with one third of the granted units converting to vested restricted shares based on the Company's actual achievement of the performance goals for fiscal year 2006, and the remaining two-thirds of the granted units will convert to vested restricted shares on a 1-for-1 basis. The average price of Tyco common shares in fiscal 2006 was $26.92.

Under Mr. Breen's leadership as the Company's Chief Executive Officer, the Company increased its organic revenue growth, generated strong cash flow and further strengthened its balance sheet in 2006. In addition to the progress made toward achieving the Proposed Separation, the company also continued to refine its business mix with three acquisitions in targeted growth markets in Healthcare and the disposition of the Printed Circuit Group business in Electronics. Also, the Company recently received a rating of 10 out of 10 from Governance Metrics International on the Company's corporate governance, reflecting Mr. Breen's and the Company's continued commitment to the highest possible corporate governance standards. During fiscal 2006, Mr. Breen met his goals of establishing an effective program management office to assure the successful separation of Tyco into three separate companies; maintaining adequate company-wide control environment and integrating Sarbanes-Oxley processes across the three businesses; defining optimum future company structures to support all three stand alone businesses; staffing the critical functional organizations of the three businesses with effective public company capabilities and realizing sourcing savings of $275 million ($37 million above plan).

During 2006, the Committee reviewed a full tally sheet analysis prepared by its compensation consultant of the CEO's total compensation, including pension values and severance payments under various scenarios. Based on the performance of the Company and the unique challenges that it faced during fiscal 2006, the CEO's performance evaluation and the Committee's total CEO compensation review, the Committee considers Mr. Breen's level of total compensation, including severance and all pension values, appropriate, and continues to value his outstanding leadership of the Company.

Certain Other Executive Officers

The remaining four Named Officers are Christopher J. Coughlin, Executive Vice President and Chief Financial Officer, William B. Lytton, Executive Vice President and General Counsel, Juergen Gromer, President and Vice Chairman of Tyco Electronics and Thomas Lynch, Chief Executive Officer, Tyco Electronics. The details of the compensation for these individuals are described in the tables and footnotes above.

Summary

We are guided by the principle that the Company's total compensation program must not only promote our shareholder's long term value growth, but also be competitive, support our overall strategy and objectives, and provide significant rewards for outstanding financial performance while establishing clear consequences for under-performance. The Annual Incentive Plan takes into account Tyco's overall performance, as well as segment and business unit objectives. Annual bonus and long-term awards take into account not only objective financial goals, but also individual performance goals and behaviors that reinforce our core values, including accountability and the highest standards of corporate governance.

Submitted by the Compensation and Human Resources Committee:

Mackey J. McDonald, Chair
Dennis C. Blair
Rajiv L. Gupta

December 8, 2006

Compensation Committee Interlocks and Insider participation

None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our Compensation and Human Resources Committee. In addition, none of our executive officers serves as a member of the compensation committee of any entity that has one or more of its executive officers serving as a member of our Board of Directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In fiscal 2006, there were no transactions with companies where our directors were employed and served as officers that exceeded one percent of the gross revenue of any of these entities or of the Company, which is the threshold set forth in the Company's governance principles. The Company offers a relocation program for employees who relocate at the Company's request and, in appropriate circumstances, to new employees who relocate in connection with their employment by the Company. Our program covers the cost, either through direct payment or reimbursement, for most of the reasonable expenses associated with relocation, including, but not limited to, disposition of current residence, home finding, home purchase/lease acquisition, temporary living, a miscellaneous allowance equal to one month's salary, and transportation and storage of household goods. In addition, the relocation program provides a tax gross-up on the taxable portion of certain amounts received by or paid on behalf of the employee under the program.

For our executives, the relocation program includes a buyout provision for the pre-move residence. Tyco has engaged a relocation company to manage the home sale process. The relocation company purchases the home either at an appraised market value or at the value offered by a bona fide third-party purchaser. The relocation company then resells the home. The Company is responsible for any costs associated with the subsequent maintenance and sale of the home, including the payment of a service fee to the relocation company. In 2006, the Company paid $1,132 for costs related to the sale of Mr. Lynch's residence in fiscal year 2005. The benefit was provided under the Company's relocation policy and the cost is considered taxable income to Mr. Lynch and the estimated gross up cost is $759.

SHAREHOLDER RETURN PERFORMANCE PRESENTATION

Set forth below is a graph comparing the cumulative total shareholder return on Tyco common shares against the cumulative total return of the S&P 500 Index and the Dow Jones US Industrial Diversified Index, assuming investment of $100 on September 30, 2001, including re-investment of dividends. The graph below shows the cumulative total return as of the fiscal years ended September 30,, 2002, 2003, 2004, 2005 and 2006.



TYCO INTERNATIONAL LTD.
S & P 500
DOW JONES INDUSTRIAL-DIVERSIFIED
DOLLARS
160
140
120
100
80
60
40
20
0
9/01
9/02
9/03
9/04
9/05
9/06

	9/01	9/02	9/03	9/04	9/05	9/06
Tyco International Ltd.	100.00	31.07	45.15	67.87	62.44	63.43
S&P 500	100.00	79.51	98.91	112.63	126.43	140.08
Dow Jones US Industrial Diversified	100.00	70.41	88.88	109.54	112.15	120.16

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires Tyco's officers and directors and persons who beneficially own more than ten percent of Tyco's common shares to file reports of ownership and changes in ownership of such common shares with the SEC and NYSE. These persons are required by SEC regulations to furnish Tyco with copies of all Section 16(a) forms they file. As a matter of practice, Tyco's administrative staff assists Tyco's officers and directors in preparing initial reports of ownership and reports of changes in ownership and files those reports on their behalf. Based on Tyco's review of the copies of such forms it has received, as well as information provided and representations made by the reporting persons, Tyco believes that all of its officers, directors and beneficial owners of more than ten percent of its common shares complied with Section 16(a) during Tyco's fiscal year ended September 30, 2006, except for an error in the withholding of common shares to discharge the tax liability incurred upon the vesting of restricted shares in Mr. Meelia's account which occurred on March 7, 2006. A miscalculation by UBS of the necessary number of shares to be withheld resulted in the withholding of additional shares not reported on the Form 4 filed on March 9, 2006. An amended Form 4 for this transaction was subsequently filed on March 20, 2006.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board is composed of four directors, each of whom the Board has determined meets the independence and experience requirements of the NYSE. The Audit Committee operates under a revised charter approved by the Board in September 2005, which is posted on our website. As more fully described in its charter, the Audit Committee oversees Tyco's financial reporting process on behalf of the Board. Management has the primary responsibility for the financial statements and the reporting process, assures that the Company develops and maintains adequate financial controls and procedures, and monitors compliance with these processes. Tyco's independent auditors are responsible for performing an audit in accordance with auditing standards generally accepted in the United States to obtain reasonable assurance that Tyco's consolidated financial statements are free from material misstatement and expressing an opinion on the conformity of the financial statements with accounting principles generally accepted in the United States. The internal auditors are responsible to the Audit Committee and the Board for testing the integrity of the financial accounting and reporting control systems and such other matters as the Audit Committee and Board determine.

In this context, the Audit Committee has reviewed the consolidated financial statements for the fiscal year ended September 29, 2006, and has met and held discussions with management, the internal auditors and the independent auditors concerning the consolidated financial statements, as well as the report of management and the independent auditor's opinion thereon regarding the Company's internal control over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002. Management represented to the Committee that Tyco's consolidated financial statements were prepared in accordance with generally accepted accounting principles. The Committee discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, as amended by Statement of Auditing Standards No. 90 (Audit Committee Communications).

In addition, the Committee has discussed with the independent auditors the auditors' independence from Tyco and its management, including the matters in the letter from the independent auditors required by the Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees).

Based upon the Committee's review and discussions referred to above, the Committee recommended that the Board include Tyco's audited consolidated financial statements in Tyco's Annual Report on Form 10-K for the fiscal year ended September 29, 2006 filed with the Securities and Exchange Commission.

Submitted by the Audit Committee,

Jerome B. York, Chair
Brian Duperreault
Bruce S. Gordon
Brendan R. O'Neill

December 7, 2006

PROPOSAL NUMBER TWO—RE-APPOINTMENT OF INDEPENDENT AUDITORS AND AUTHORIZATION OF THE AUDIT COMMITTEE TO SET THEIR REMUNERATION

In accordance with Section 89 of the Companies Act 1981 of Bermuda, Tyco's shareholders have the authority to appoint Tyco's independent auditors and to authorize the Audit Committee to set the auditors' remuneration. Appointment of the independent auditors and authorization of the Audit Committee to set their remuneration requires the affirmative vote of a majority of the votes cast by the holders of common shares represented at the Annual General Meeting in person or by proxy. The Audit Committee and the Board recommend that shareholders reappoint Deloitte & Touche LLP as Tyco's independent auditors to serve until the 2008 Annual General Meeting and authorize the Audit Committee of the Board to set their remuneration.

Representatives of Deloitte & Touche LLP are expected to be at the Annual General Meeting and they will be available to respond to appropriate questions.

The Audit Committee and the Board recommend that shareholders vote FOR the appointment of Deloitte & Touche LLP and the authorization of the Audit Committee to set their remuneration.

The audit report of Deloitte & Touche LLP for fiscal 2006 and 2005 on the Company's consolidated financial statements as of and for the years ended September 30, 2006 and 2005, did not contain any adverse opinion or disclaimer of opinion, nor were the reports qualified or modified as to uncertainty, audit scope or accounting principles, except that the opinion included explanatory paragraphs relating to the Company's adoption of new accounting pronouncements during 2006 and to a change of its measurement date for its pension and post retirement plans from September 30 to August 31.

Audit and Non-Audit Fees

Aggregate fees for professional services rendered for Tyco by Deloitte & Touche LLP as of and for the fiscal years ended September 29, 2006 and September 30, 2005 are set forth below. The aggregate fees included in the Audit category are fees billed for the fiscal years for the audit of Tyco's annual financial statements and review of financial statements and statutory and regulatory filings or engagements. The aggregate fees included in each of the other categories are fees billed in the fiscal years. (All references to "$" in this Proxy Statement are to United States dollars.)

	Fiscal Year 2006 (in millions)	Fiscal Year 2005 (in millions)
Audit Fees	$ 90.2	$80.0
Audit-Related Fees	$ 11.6	$ 2.2
Tax Fees	$ 9.2	$10.1
All Other Fees	$ 0.0	$ 1.3
Total	$111.0	$93.6

Audit Fees for the fiscal years ended September 29, 2006 and September 30, 2005 were for professional services rendered for the audits of the consolidated financial statements of the Company, the 2006 audit of management's assessment of internal control, quarterly review of the financial statements included in Tyco's Quarterly Reports on Form 10-Q, consents, comfort letters, international filings and other assistance required to complete the year-end audit of the consolidated financial statements.

Audit-Related Fees as of the fiscal year ended September 29, 2006 were primarily related to work performed on the anticipated Proposed Separation of the company into three separate legal entities. Audit related fees for the fiscal year ended September 30, 2005 were for assurance and related services associated with acquisition/divestiture due diligence and carve-out audits.

Tax Fees as of the fiscal years ended September 29, 2006 and September 30, 2005 were for tax compliance services.

All Other Fees as of the fiscal year ended September 30, 2005 were for project management, internal audit support services and support for non-financial systems software.

None of the services described above was approved by the Audit Committee under the de minimus exception provided by Rule 2-01(c)(7)(i)(C) under Regulation S-X.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

In March 2004, the Audit Committee adopted a pre-approval policy that provides guidelines for the audit, audit-related, tax and other permissible non-audit services that may be provided by the independent auditors. The policy identifies the guiding principles that must be considered by the Audit Committee in approving services to ensure that the auditors' independence is not impaired. The policy provides that the Corporate Controller will support the Audit Committee by providing a list of proposed services to the Committee, monitoring the services and fees pre-approved by the Committee, providing periodic reports to the Audit Committee with respect to pre-approved services, and ensuring compliance with the policy.

Under the policy, the Audit Committee annually pre-approves the audit fee and terms of the engagement, as set forth in the engagement letter. This approval includes approval of a specified list of audit, audit-related and tax services. Any service not included in the specified list of services must be submitted to the Audit Committee for pre-approval. All services may not extend for more than 12 months, unless the Audit Committee specifically provides for a different period. The independent auditor may not begin work on any engagement without confirmation of Audit Committee pre-approval from the Corporate Controller or his or her delegate.

In accordance with the policy, the Chair of the Audit Committee has been delegated the authority by the Committee to pre-approve the engagement of the independent auditors when the entire Committee is unable to do so. The Chair must report all such pre-approvals to the Audit Committee at the next Committee meeting.

OTHER MATTERS

Costs of Solicitation

The cost of solicitation of proxies will be paid by Tyco. Tyco has engaged MacKenzie Partners, Inc. as the proxy solicitor for the Annual General Meeting for an approximate fee of $9,500. In addition to the use of the mails, certain directors, officers or employees of Tyco may solicit proxies by telephone or personal contact. Upon request, Tyco will reimburse brokers, dealers, banks and trustees, or their nominees, for reasonable expenses incurred by them in forwarding proxy materials to beneficial owners of common shares.

Presentation of Financial Statements

In accordance with Section 84 of the Companies Act 1981 of Bermuda, Tyco's audited consolidated financial statements for the fiscal year ended September 29, 2006 will be presented at the Annual General Meeting. These statements have been approved by Tyco's directors. There is no requirement under Bermuda law that these statements be approved by shareholders, and no such approval will be sought at the Annual General Meeting.

Registered and Principal Executive Offices

The registered and principal executive offices of Tyco are located at Second Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda. The telephone number there is (441) 298-9732.

Shareholder Proposals for the 2008 Annual General Meeting

In accordance with the rules established by the SEC, as well as under the provisions of the Amended and Restated Bye-laws, any shareholder proposal submitted pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act") intended for inclusion in the Proxy Statement for next year's Annual General Meeting of shareholders must be received by Tyco no later than September 26, 2007. Such proposals should be sent to Tyco's Secretary at Second Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda. To be included in the Proxy Statement, the proposal must comply with the requirements as to form and substance established by the SEC and the Amended and Restated Bye-laws, and must be a proper subject for shareholder action under Bermuda law.

A shareholder may otherwise propose business for consideration or nominate persons for election to the Board in compliance with U.S. federal proxy rules, Bermuda law and other legal requirements, without seeking to have the proposal included in Tyco's proxy statement pursuant to Rule 14a-8 under the Exchange Act. Bermuda law provides that only Tyco shareholders holding not less than 5% of the total voting rights or 100 or more registered Tyco shareholders together may require a proposal to be submitted to an Annual General Meeting. Generally, notice of such a proposal must be deposited at the registered office of Tyco not less than six weeks before the date of the meeting, unless the meeting is subsequently called for a date six weeks or less after the notice has been deposited. Under Rule 14a-4 under the Exchange Act, proxies may be voted on matters properly brought before a meeting under these procedures in the discretion of the Chairman without additional proxy statement disclosure about the matter unless Tyco is notified about the matter at least 45 days before the first anniversary of the date on which this proxy statement is first mailed to shareholders and the proponents otherwise satisfy the requirements of Rule 14a-4. The deadline under Rule 14a-4 for next year's meeting is December 7, 2007.

United States Securities and Exchange Commission Reports

Copies of our Annual Report on Form 10-K for the fiscal year ended September 29, 2006, as filed with the SEC (without exhibits), are available to shareholders free of charge on our website at *www.tyco.com* or by writing to Attn: Tyco Shareholder Services, Tyco International Ltd., 90 Pitts Bay Road, Second Floor Pembroke HM 08, Bermuda.

General

The enclosed proxy is solicited on behalf of Tyco's Board. Unless otherwise directed, proxies held by the Chief Executive Officer or Chief Financial Officer will be voted at the Annual General Meeting (or an adjournment or postponement thereof), FOR the election of all 11 nominees to the Board of Directors named on the proxy card and FOR the re-appointment of the independent auditors and authorizing the Audit Committee of the Board to set their remuneration and AGAINST the shareholder proposal on executive compensation. If any matter other than those described in this Proxy Statement properly comes before the Annual General Meeting, or with respect to any adjournment or postponement thereof, the Chief Executive Officer or Chief Financial Officer will vote the common shares represented by such proxies in accordance with his discretion.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended September 29, 2006

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

001-13836
(Commission File Number)

TYCO INTERNATIONAL LTD.
(Exact name of registrant as specified in its charter)

Bermuda	**98-0390500**
(Jurisdiction of Incorporation)	(IRS Employer Identification No.)

Second Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda
(Address of registrant's principal executive office)

441-292-8674
(Registrant's telephone number)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Name of each exchange on which registered**
Common Shares, Par Value $0.20	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III or this Form 10-K or any amendment to this Form 10-K ☐.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act (check one): Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of voting common shares held by nonaffiliates of registrant was approximately $54,132,579,729 as of March 31, 2006.

The number of common shares outstanding as of December 6, 2006 was 1,988,853,457.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement filed within 120 days of the close of the registrant's fiscal year in connection with the registrant's 2007 annual general meeting of shareholders are incorporated by reference into Part III of this Form 10-K.

See pages 78 to 84 for the exhibit index.

TABLE OF CONTENTS

PART I

Item 1. Business

General

Tyco International Ltd. ("we," "Tyco" or the "Company") is a diversified manufacturing and service company that, through its subsidiaries:

- designs, manufactures and distributes electrical and electronic components and related solutions;
- designs, manufactures, installs, monitors and services electronic security and fire protection systems;
- designs, manufactures and distributes medical devices and supplies, imaging agents, pharmaceuticals and adult incontinence and infant care products; and
- designs, manufactures, distributes and services engineered products, including industrial valves and controls, as well as steel tubular goods, and provides consulting, engineering and construction management and operating services.

Tyco International Ltd., which is organized under the laws of Bermuda, was created as a result of the July 1997 acquisition of Tyco International Ltd., a Massachusetts corporation, by ADT Limited, a public company organized under the laws of Bermuda, at which time ADT Limited changed its name to Tyco International Ltd.

Unless otherwise indicated, references in this Annual Report to 2006, 2005 and 2004 are to Tyco's fiscal year ended September 29, 2006, September 30, 2005 and September 30, 2004, respectively.

Strategy

As previously reported in our periodic filings, on January 13, 2006, the Company announced that its Board of Directors approved a plan to separate the Company into three separate, publicly traded companies—Tyco Healthcare, one of the world's leading diversified healthcare companies; Tyco Electronics, the world's largest passive electronic components manufacturer; and a combination of Tyco Fire and Security and Engineered Products and Services, a global business with leading positions in residential and commercial security, fire protection and industrial products and services (the "Proposed Separation"). After thorough reviews of strategic options with our Board of Directors, we believe that this strategy is the best way to position our market-leading companies for sustained growth and value creation.

Consummation of the Proposed Separation is subject to certain conditions, including final approval by the Tyco Board of Directors, receipt of certain tax rulings, necessary opinions of counsel, the filing and effectiveness of registration statements with the Securities and Exchange Commission ("SEC") and the completion of any necessary debt refinancings. Approval by the Company's shareholders is not required as a condition to the consummation of the Proposed Separation. Tyco has received an initial private letter ruling from the Internal Revenue Service ("IRS") regarding the U.S. federal income tax consequences of the Proposed Separation noting it will qualify for favorable tax treatment. Tyco expects to file Registration Statements in connection with the Proposed Separation during the second quarter of 2007. Following the Proposed Separation, Tyco's shareholders will own 100% of the equity in all three companies through tax-free stock dividends.

We are also focused on growing profitability within each of these companies so that each may be well positioned for long-term growth as independent businesses. Following the Proposed Separation, we expect that all three companies will be dividend-paying companies. As we prepare for the Proposed Separation, we remain committed to returning excess cash to shareholders and will complete the remainder of the $2.0 billion share repurchase program that was approved by the Board of Directors in May 2006.

We are a high-quality, low-cost producer and provider in each of the markets we serve. We promote our leadership positions by investing in existing businesses and developing new markets. Our business strategy focuses on enhancing internal growth and operational efficiency primarily through new product innovation, increased market share, and continued geographic expansion. We have implemented and will continue to implement additional Six Sigma initiatives across our businesses to achieve best-in-class operating practices. We also remain committed to being a leader in corporate governance so that we can maintain the respect and confidence of our shareholders, employees, suppliers and customers as well as the financial community.

Over the past several years, the Company has engaged in a series of restructuring programs through which we have made our operations more efficient, including exiting certain non-core businesses or business lines and streamlining general operations. During 2006, we completed the sale of our Plastics and Adhesives segment and entered into a definitive agreement to sell the Printed Circuit Group ("PCG") business, a business of the Electronics segment. As such, the operations of the Plastics and Adhesives segment and PCG are reflected as discontinued operations in the Consolidated Financial Statements.

To further improve operating efficiency, during the first quarter of 2007, we have launched a restructuring program across all segments including the corporate organization which will streamline some of the businesses and reduce our operational footprint. We expect to incur charges of approximately $600 million over the next two years, of which $500 million is expected to be incurred in 2007. We expect that the total cash expenditures for this program will be approximately $450 million, of which $250 million is expected in 2007. We believe this restructuring program will strengthen our competitive position over the long term.

Segments

See Note 23 to the Consolidated Financial Statements for certain segment and geographic financial data relating to our business.

I. Electronics

Tyco is the world's leading supplier of passive electronic components. With 2006 net revenue of $12.7 billion, our Electronics businesses comprise 31% of our consolidated net revenue. In 2005 and 2004, net revenue totaled $11.8 billion or 30% of our consolidated net revenue and $11.4 billion or 30% of our consolidated net revenue, respectively. The group's products and services include:

- designing, engineering and manufacturing electronic/electrical connector systems, fiber optic components, wireless devices including private radio systems and radar sensors, heat shrink products, circuit protection devices, magnetic devices, wire and cable, relays, sensors, touch screens, identification and labeling products, power systems and components, electronic modules, application tooling, switches and battery assemblies.

Tyco Electronics consists of four business units: Electronic Components, Wireless, Power Systems and Submarine Telecommunications.

With the exception of Submarine Telecommunications, these businesses design, manufacture and market a broad range of electronic, electrical and electro-optic passive and active devices and a number of interconnection systems and connector-intensive assemblies, as well as wireless products including radar sensors, global positioning satellite systems components, private radio systems, silicon and gallium arsenide semiconductors and microwave sub-systems. These products have potential uses wherever an electronic, electrical, computer or telecommunications system is involved. Products are sold under the

AMP, AGASTAT, AXICOM, AUGAT, CRITCHLEY, DULMISON, ELO-TOUCH SYSTEMS, M/A-COM, RAYCHEM and TYCO ELECTRONICS trade names, among others.

Sales and marketing are done via direct sales and distributors to customers including original equipment manufacturers and their subcontractors, utilities, government agencies, value-added resellers and those who install, maintain and repair equipment. In 2006, the group's direct sales represented 85% of net revenue while the remaining net revenue was via distributors. Their customers are found in the automotive, communications equipment manufacturing, telecommunications service, computer, aerospace, military, household appliance, industrial machinery and equipment, instrumentation, consumer electronics, energy and networking industries. In total, these businesses serve over 250,000 customers located in over 150 countries and maintain a strong local presence in the geographic areas in which they operate, including the Americas, Europe, Middle East, Africa and the Asia-Pacific region.

Tyco Submarine Telecommunications is a leading provider of services for undersea fiber optic networks. Tyco Submarine Telecommunications' products and services include designing, manufacturing and installing undersea cable communications systems and servicing and maintaining major undersea cable networks.

Tyco Electronics operates in highly competitive markets. The competition experienced across product lines from other companies ranges in size from large, diversified manufacturers to small, highly specialized manufacturers. Competition is on the basis of breadth of product offering, product innovation, price, quality and service.

II. Fire and Security

Tyco is the world's leading provider of both electronic security services and fire protection contracting and services. With 2006 net revenue of $11.7 billion, our Fire and Security businesses comprise 28% of our consolidated net revenue. In 2005 and 2004, net revenue totaled $11.5 billion or 29% of our consolidated net revenue and $11.5 billion or 30% of our consolidated net revenue, respectively. The group's principal products and services include:

- designing, manufacturing, installing, monitoring and servicing electronic security systems for residential, commercial and government customers; and
- designing, manufacturing, installing and servicing a broad line of fire detection suppression systems for commercial and government market segments.

Tyco Fire and Security consists of two business units: Worldwide Electronic Security Services and Worldwide Fire Protection Contracting and Services.

Worldwide Electronic Security Services

We are the world's leading provider of electronic security services, which includes the monitoring of burglar alarms, fire alarms, medical alert systems, and other activities where around-the-clock monitoring and response are required. We offer regular inspection and maintenance services to ensure that systems will function properly and can be upgraded as technology or risk profiles change. We are also a leading supplier of electronic security product solutions to the retail, commercial and government markets, offering anti-theft, video surveillance, access control, electronic asset protection and security management systems, products and services. These and other security services are provided principally through our ADT operating companies.

Electronically monitored security systems are tailored to our customers' specific needs and involve the installation of devices designed for intrusion detection and access control, as well as reaction to various occurrences or conditions, such as movement, fire, smoke, flooding, environmental conditions, industrial processes and other hazards. These detection devices are connected to microprocessor-based control panels, which communicate to one of our monitoring centers (located remotely from the customer's premises) where alarm and supervisory signals are received and recorded. In most systems, control panels can identify the nature of the alarm and the areas within a building where the sensor was activated. Depending upon the type of service for which the subscriber has contracted, monitoring center personnel respond to alarms by relaying appropriate information to the local fire or police departments, notifying the customer or taking other appropriate action, such as dispatching employees to the customer's premises. In some instances, the customer may monitor the system at its own premises or the system may be connected to local fire or police departments.

Whether systems are monitored by the customer at its premises or connected to one of our monitoring centers, we usually provide support and maintenance through service contracts. Systems installed at customers' premises may be owned by us or by our customers.

We market our electronic security services to commercial and residential customers through both a direct sales force and an authorized dealer network. A separate national accounts sales force services large commercial customers. We also utilize advertising, the Internet and direct mail to market our services.

We provide residential and commercial electronic security services primarily in North America, Latin America, Europe, South Africa and the Asia-Pacific region. Our commercial customers include financial institutions, industrial and commercial businesses, federal, state and local governments, retailers, and health care and educational facilities. Our customers are often prompted to purchase security systems by their insurance carriers, which may offer lower insurance premium rates if a security system is installed or require that a system be installed as a condition to coverage. Some municipalities are requiring verification as a prerequisite for police response to intrusion alarms. It has been our experience that the majority of commercial and residential monitoring contracts are renewed after their initial terms. In general, relocations account for the largest number of residential discontinuances while business closures comprise the largest single factor impacting commercial contract attrition.

We are also the leader in anti-theft systems. The majority of the world's leading retailers use our systems to protect against shoplifting and employee theft. We manufacture these SENSORMATIC electronic article surveillance systems and generally sell them through our direct sales force in North and South America, Europe and the Asia-Pacific region. A growing trend in the loss protection industry is for security labels to be applied to goods at the point of manufacture. In most cases, we sell these labels directly to the manufacturers or their packaging agents.

We also develop and distribute a full line of access control and video surveillance systems, which are sold through direct and distributor/integrator channels. These products range from access control systems designed for small businesses to integrated solutions used by some of the world's largest global enterprises.

We manufacture certain alarm, detection and activation devices and central monitoring station equipment both for installation by us and for sale to other installers. We also outsource some of the electronic components we install.

The security business in North America is highly competitive, with a number of major firms and some 10,000 smaller regional and local companies. Similarly, Tyco competes with several national companies and several thousand regional and local companies in Europe, Asia-Pacific, Latin America and South Africa.

Worldwide Fire Protection Contracting and Services

We design, fabricate, install and service automatic fire sprinkler systems, fire alarm and detection systems and special hazard suppression systems in buildings, industrial plants and off-shore installations, as well as respiratory systems and other life-saving devices. Tyco's fire protection businesses utilize a worldwide network of sales offices, operating globally under various trade names including SIMPLEXGRINNELL, WORMALD, DONG BANG, ANSUL, SCOTT, SABRE and TYCO.

We install fire protection systems in both new and existing buildings. Our fire protection systems are purchased by owners, construction engineers and mechanical or general contractors. In recent years, the retrofitting of existing buildings has grown as a result of legislation mandating the installation of fire protection systems, especially in hotels, healthcare facilities, educational establishments and other buildings accessible to the general public. We continue to focus on system maintenance and inspection, which have become more significant parts of our business.

The majority of the fire suppression systems installed by Tyco are water-based. However, we are also the world's leading provider of custom designed special hazard fire protection systems which incorporate specialized extinguishing agents such as foams, dry chemicals and gases, in addition to spill control products designed to absorb, neutralize and solidify spills of hazardous materials. These systems are often especially suited to fire protection in certain manufacturing, power generation, petrochemical, offshore oil exploration, transportation, data processing, telecommunications, commercial food preparation, mining and marine applications.

We manufacture and distribute SCOTT and SABRE breathing systems for use by firefighters and other first responders and for industrial applications. Military forces from various countries use our breathing apparatus and more than one million U.S. firefighters rely on our SCOTT AIR-PAK brand of self-contained breathing apparatus. SCOTT and SABRE products are sold globally through a network of distributors and are subject to government funding availability. SCOTT is considered the world leader in respiratory protection innovation for first responders.

In Asia and Europe, Tyco designs, installs and maintains integrated systems which monitor and manage urban traffic control systems, as well as lighting, ventilation, fire detection, surveillance and traffic control for bridges, tunnels, railways and mines.

A significant portion of the mechanical components (and, in North America, a high proportion of the pipe) used in our fire protection systems are purchased from Tyco Engineered Products and Services. We use computer-aided-design technology that reduces the time required to design systems for specific applications and coordinates the fabrication and delivery of system components.

Competition in the fire protection contracting business varies by region. In North America, Tyco competes with thousands of smaller contractors on a regional or local basis for the installation of fire protection, alarm and detection systems. In Europe, Tyco competes with many regional or local contractors on a country-by-country basis. In Australia, New Zealand and Asia, we compete with a few large fire protection contractors, as well as with many smaller regional or local companies. Tyco competes for fire protection systems contracts primarily on the basis of price, service and quality.

III. Healthcare

Tyco is a global leader in the medical products industry. With 2006, 2005 and 2004 net revenue of $9.6 billion, $9.5 billion and $9.1 billion, respectively, our Healthcare businesses comprised 24% of our consolidated net revenue in each year. The group's products include:

- a wide variety of medical devices and supplies, including laparoscopic instruments, sutures and surgical staplers, electro-surgical instruments, pulse oximeters, ventilators, needles and syringes, wound care products, incontinent care products, and products for vascular therapy;
- home use portable liquid oxygen systems, sleep disorder diagnostic systems and sleep therapy systems;
- imaging reagents, delivery systems, and nuclear diagnostic agents;

- bulk and unit dose pharmaceuticals; and
- retail brand adult incontinence care, infant care and feminine hygiene products.

Tyco Healthcare consists of three business units: Medical Devices & Supplies, Pharmaceuticals and Retail.

Medical Devices & Supplies

Medical Devices & Supplies consists of five primary divisions: Medical, Surgical, Respiratory, Imaging and International.

Medical

The Medical Division manufactures and markets a broad range of wound care products, needles and syringes, sharps disposables, vascular therapy products, electrodes, operating room kits and trays, urological care products, enteral feeding products, incontinence care products, and nursing care products. These products are marketed via a combination of direct sales representatives and third-party distributors to hospitals, surgi-centers, alternate care facilities and homes worldwide.

The Medical Division consists of many market-leading brands such as KERLIX and CURITY wound care dressings, WINGS adult incontinence products, SCD compression devices, T.E.D. anti-embolism stockings, MONOJECT MAGELLAN safety needles and syringes, KANGAROO enteral feedings systems, DEVON O.R. surgical kits, and MEDI-TRACE diagnostic and monitoring electrodes.

Surgical

The Surgical Division develops, manufactures and markets a broad spectrum of widely recognized surgical products that are used around the world in operating rooms, emergency rooms, surgi-centers and physician offices.

U.S. Surgical is a market leader in innovative wound closure products and advanced surgical devices. Its Auto Suture business offers a complete line of surgical devices and laparoscopic instruments for general and specialty procedures. The SYNETURE business is the evolution of U.S. Surgical/ Davis & Geck from a product-driven suture organization to one focused on clinical solutions for wound closure with advanced suture and biosurgery therapies. Valleylab is a leading manufacturer and marketer of a wide array of electro-surgical, ultrasonic and radiation ablation devices. Among its leading brand names are VALLEYLAB, the FORCE FX electro-surgical generator, the LIGASURE vessel occlusion system and the COOL-TIP RF (radio frequency) system.

Respiratory

The Respiratory Division develops, manufactures and markets an extensive line of products and services that monitor oxygen saturation levels in the blood (pulse oximetry), help facilitate and monitor anesthesia, diagnose and treat respiratory disease, and provide life support for critically ill patients. These products are sold around the world under the NELLCOR and PURITAN BENNETT brands and are used in the hospital and the home.

NELLCOR continues to drive advancements in pulse oximetry technology with the introduction of the OXIMAX pulse oximetry system. For critically ill patients or for those undergoing surgery, the MALLINCKRODT endotracheal and SHILEY tracheostomy tubes are industry leaders. PURITAN BENNETT is known around the world for its critical care ventilators and the HELIOS portable liquid oxygen system for respiratory impaired patients.

Imaging

The Imaging Division is devoted to improving the diagnostic sciences of X-ray, magnetic resonance imaging (MRI) and nuclear medicine. By developing, manufacturing, and marketing contrast agents, radiopharmaceuticals and delivery systems, Mallinckrodt Imaging helps enhance the utility and quality of images obtained via these procedures. Mallinckrodt's Imaging Division partners with radiologists, cardiologists and nuclear medicine physicians to improve the quality of diagnosis in multiple disease states through well known branded diagnostic pharmaceuticals, including OPTIRAY X-ray contrast media, OPTIMARK MRI contrast media, thallium, technetium, TECHNESCAN MAG3 radiopharmaceutical and NeutroSpec. The MALLINCKRODT family of imaging products is sold into hospitals, radiopharmacies and alternate site imaging centers throughout the world.

International

The International Division is responsible for the marketing, distribution and export of all Tyco Healthcare Group products (excluding Pharmaceuticals and Retail products) outside of the United States. The International Division markets directly to hospitals and medical professionals, as well as through independent distributors with a worldwide presence. Although the mix of product lines offered varies from country to country, its operations are organized primarily into four geographic regions: Europe/Middle East/Africa, Japan, the Asia-Pacific region and Latin America.

Pharmaceuticals

The Mallinckrodt Pharmaceutical Division is comprised of three businesses—Bulk Pharmaceuticals (active pharmaceutical ingredients), Dosage Pharmaceuticals and Specialty Chemicals. The Bulk Pharmaceuticals business is the largest producer of both medicinal narcotics and acetaminophen worldwide. Ninety-five percent of these products are used within the pharmaceutical industry to manufacture dosage form drugs. The Dosage Pharmaceuticals business has four distinct divisions: generic narcotic pharmaceuticals, branded central nervous systems products, addiction treatment products and contract pharmaceutical manufacturing for third parties. These products are sold to major wholesalers and drug store chains primarily in the United States. The Specialty Chemicals business includes a wide array of specialty chemicals targeted at research and development and analytical laboratories; process materials used to manufacture biopharmaceuticals; and specialty chemicals used to manufacture semiconductor chips, many of which are sold under the J.T. BAKER name in the United States.

Retail

The Retail Division is the industry leader for retail brand adult incontinent care, infant care and feminine hygiene products within continental North America. This division develops, manufactures and markets a wide variety of retail brand products for the North American retail markets supplying a broad majority of retail mass merchandisers, food stores and drug stores. Through our "first-to-market" approach, the Retail Division helps retailers such as Wal-Mart, Target, Kroger, Albertson's, CVS, Loblaw, Dollar General and Family Dollar manage their categories and build their own store brand presence with the high-quality products consumers demand.

Tyco Healthcare's competitors include Johnson & Johnson, Becton Dickinson and C.R. Bard, among others, and competition is based on breadth of product offerings, quality of product, service and price.

IV. Engineered Products and Services

Tyco is the world's leading manufacturer of industrial valves and controls. With 2006 net revenue of $7.0 billion, our Engineered Products and Services businesses comprise 17% of our consolidated net revenue. In 2005 and 2004, net revenue totaled $6.5 billion or 17% of our consolidated net revenue and $6.0 billion or 16% of our consolidated net revenue, respectively. The group's products and services include:

- manufacturing and servicing industrial, commercial, water and wastewater valves and related devices, as well as providing other engineered products solutions;
- manufacturing steel pipe and tubular goods, security fence products and electrical raceway products, including steel conduit, pre-wired armored cable, flexible conduit, steel support systems and fasteners, cable tray and cable ladder;
- providing a broad range of consulting, engineering and construction management and operating services for water, wastewater, environmental, transportation and infrastructure markets; and
- manufacturing and distributing fire sprinkler devices, valves, pipe fittings and couplings used in commercial, residential and industrial fire protection systems.

Tyco Engineered Products and Services is comprised of three business units: Flow. Control and Fire & Building Products, Electrical & Metal Products and Infrastructure Services.

Flow Control and Fire & Building Products

Flow Control

Tyco Flow Control manufactures both standard and highly specialized valves in a wide variety of configurations, body types, materials, pressure ratings and sizes. It also manufactures related equipment, instrumentation and products such as valve actuators, gauges, positioners, valve control systems and vapor control products, as well as a full line of thermal heat tracing products, specialty heaters and related products and turnkey installation services. These products are manufactured in Tyco Flow Control's facilities located in North America, Europe, South America and the Asia-Pacific region. Tyco Flow Control's products are used in various applications including power generation, chemical, petrochemical, oil and gas, water distribution, wastewater, commercial irrigation, mining, food and beverage, and other industrial process applications. Tyco Flow Control also provides engineering, design, inspection, maintenance, repair and commissioning services for flow control and heat tracing applications.

Tyco's valves and related products are sold under many trade names, including, among others, KEYSTONE, GRINNELL, VANESSA, CROSBY, ANDERSON GREENWOOD, TYCO THERMAL CONTROLS and TRACER. Tyco Flow Control sells valves and related products in most geographic areas directly through its internal sales force and in some geographic areas through a network of independent distributors and manufacturers' representatives. The valve industry is highly fragmented and we compete against a number of international, national and local manufacturers as well as against specialized manufacturers on the basis of price, delivery, breadth of product line and specialized product capability.

Fire & Building Products

Tyco Fire & Building Products manufactures and sells a wide variety of products to fire protection contractors and fabricators of fire protection systems. These products include a complete line of fire sprinkler devices, specialty valves, plastic pipe and pipe fittings and ductile iron pipe couplings. Tyco Fire & Building Products manufactures these products in the United States, United Kingdom, Germany, China and Malaysia and sells them under the TYCO, GEM, STAR, CENTRAL, GRINNELL and CENTRAL SPRAYSAFE brand names. In North America, a complete line of steel sprinkler pipe is manufactured by Tyco Electrical & Metal Products (Allied Tube & Conduit), thus enabling Tyco to offer a complete line of fire protection systems and services. Tyco Fire & Building

Products also produces a complete line of specialty fastening products for the building industry that are manufactured in the United Kingdom under the trade names of LINDAPTER and ANCON and metal framing and support products that are manufactured in the United Kingdom and Germany.

Tyco Fire & Building Products sells fire protection products in North America, Central America, South America and the Asia-Pacific region through a network of company-owned distribution facilities as well as through independent distributors. In Europe and the Middle East, we operate a number of company-owned distribution facilities which stock and sell a full line of fire protection, mechanical and building products. Competition for the sale of fire products is based on price, delivery, breadth of product line and specialized product capability. The principal competitors are specialty products manufacturing companies based in the United States, with other smaller competitors in Europe and Asia.

Electrical & Metal Products

Tyco Electrical & Metal Products manufactures steel tubing and related products in North America and Brazil. Its products include steel electrical conduit, pre-wired armored cable, flexible electrical conduit, metal framing systems, cable tray and cable ladder and related products utilized in the construction, industrial and original equipment markets. In North America, the Allied Tube & Conduit ("Allied") business is the leading manufacturer of steel electrical conduit, and our AFC Cable Systems division is the leading manufacturer of steel and aluminum pre-wired armored cable. The Georgia Pipe business manufactures plastic conduit. Allied manufactures metal framing and support systems and electrical cable tray and cable ladders in North America and sells them under the POWERSTRUT, UNISTRUT and T.J. COPE trade names. In addition, Allied manufactures and distributes welded steel tubular products in North America. In Brazil, tube is manufactured and sold under the trade names of FREFER and DINACO. These businesses serve a wide spectrum of customers and applications ranging from automotive, fire protection, security and safety containment, recreational equipment, commercial construction and traffic control systems. Electrical & Metal Products competes with multiple national and international competitors on the basis of price, availability and breadth of product line.

Infrastructure Services

Tyco Infrastructure Services provides a broad range of environmental, consulting and engineering services through its EARTH TECH business. Earth Tech's principal services consist of a full-spectrum of water, wastewater, environmental and hazardous waste management services. Earth Tech also provides infrastructure and transportation design and construction services for institutional, civic, commercial and industrial clients; design, construction management, project financing and facility operating services for water and wastewater treatment facilities for municipal and industrial clients; and transportation engineering and consulting. Earth Tech operates through a network of offices in North America, Europe, South America and the Asia-Pacific region. Earth Tech competes with a number of international, national, regional and local companies on the basis of price and the breadth and quality of services.

Backlog

See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations for information relating to our backlog.

Research and Development

Tyco-sponsored research and development expense by segment for the years ended September 29, 2006, September 30, 2005 and September 30, 2004 is as follows ($ in millions):

	2006	2005	2004
Electronics	$504	$454	$441
Healthcare	263	232	209
Fire and Security	122	119	101
Engineered Products and Services	25	28	27
	$914	$833	$778

Approximately 6,200 full-time scientists, engineers and other technical personnel were engaged in our product research and development activities as of September 29, 2006.

Research activity at Electronics focuses specifically on new product development and a continuous expansion of technical capabilities. Healthcare focuses on technologies to complement existing product lines and applying expertise to refine and successfully commercialize such products and technologies and on acquiring rights to new products. Research activity in Fire and Security relates mostly to the design of fire and intrusion alarm products, video and access control products, as well as products related to electronic article surveillance. Engineered Products and Services focuses on improvements in hydraulic design, which controls the motion of fluids, resulting in new fire protection devices and flow control products.

Raw and Other Purchased Materials

We are a large buyer of steel in the United States. We are also a large buyer of other commodities, including, resin, copper, brass, gold, paper, pulp and cotton. Certain of the components used in the Fire Protection business, principally certain valves and fittings, are purchased for installation in fire protection systems or for distribution. Materials are purchased from a large number of independent sources around the world. There have been no shortages in materials which have had a material adverse effect on our businesses. However, significant increases in certain raw material costs may have an adverse impact on costs and operating margins. We enter into long-term supply contracts, using fixed or variable pricing to manage our exposure to potential supply disruptions.

Patents and Trademarks

We own a portfolio of patents, which principally relate to electrical and electronic products, healthcare products, fire protection devices, electronic security systems, flow control products, tubing and building and cable products. We also own a portfolio of trademarks and are a licensee of various patents and trademarks. Patents for individual products extend for varying periods according to the date of patent filing or grant and the legal term of patents in the various countries where patent protection is obtained. Trademark rights may potentially extend for longer periods of time and are dependent upon national laws and use of the marks. All capitalized product names throughout this document are trademarks owned by, or licensed to, the Company or its subsidiaries. Although these have been of value and are expected to continue to be of value in the future, in the opinion of management the loss of any single patent or trademark would not materially affect the conduct of the business in any of our segments.

Employees

Tyco employed 238,200 people at September 29, 2006, of which 86,900 are employed in the United States and 151,300 are outside the United States. We have collective bargaining agreements with labor unions covering 38,800 employees at certain of our North American, European and Asia-Pacific businesses. We believe that our relations with the labor unions are generally good.

Environmental Matters

We are subject to numerous foreign, federal, state and local environmental protection and health and safety laws governing, among other things, the generation, storage, use and transportation of hazardous materials; emissions or discharges of substances into the environment; and the health and safety of our employees. The cost of compliance with environmental laws, however, has not had, and based on current information and applicable laws, is not expected to have, a material adverse effect upon our capital expenditures, earnings or competitive position.

Certain environmental laws assess liability on current or previous owners or operators of real property for the cost of removal or remediation of hazardous substances at their properties or at properties at which they have disposed of hazardous substances. In addition to cleanup actions brought by governmental authorities, private parties could bring personal injury or other claims due to the presence of, or exposure to, hazardous substances. We have received notification from the United States Environmental Protection Agency and from state environmental agencies that conditions at a number of sites where we and others disposed of hazardous substances require cleanup and other possible remedial action and may require that we reimburse the government or otherwise pay for the cost of cleanup of those sites and/or for natural resource damages. We have projects underway at a number of current and former manufacturing facilities to investigate and remediate environmental contamination resulting from past operations.

Given uncertainties regarding the extent of the required cleanup, the interpretation of applicable laws and regulations and alternative cleanup methods, the ultimate cost of cleanup at disposal sites and manufacturing facilities is difficult to predict. Based upon our experience, current information and applicable laws, we believe that it is probable that we would incur remedial costs in the range of approximately $124 million to $406 million. As of September 29, 2006, we believe that the best estimate within this range is approximately $184 million, of which $34 million is included in accrued expenses and other current liabilities and $150 million is included in other long-term liabilities on the Consolidated Balance Sheets. In view of our financial position and reserves for environmental matters of $184 million, we believe that any potential payment of such estimated amounts will not have a material adverse effect on our financial position, results of operations or cash flows.

Available Information

Tyco is required to file annual, quarterly and special reports, proxy statements and other information with the SEC. Investors may read and copy any document that Tyco files, including this Annual Report on Form 10-K, at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549. Investors may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at *http://www.sec.gov* that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, from which investors can electronically access Tyco's SEC filings.

Our Internet website is *www.tyco.com*. We make available free of charge on our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, reports filed pursuant to Section 16 and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials to the Securities and Exchange Commission. In addition, we have posted the charters for our Audit Committee, Compensation and Human Resources Committee, and Nominating and Governance Committee, as well as our Board Governance Principles and Guide to Ethical Conduct, on our website under the heading "Our Commitment—Governance." These charters and principles are not incorporated in this report by reference. We will also provide a copy of these documents free of charge to shareholders upon request.

Item 1A. Risk Factors

You should carefully consider the risks described below before investing in our publicly traded securities. The risks described below are not the only ones facing us. Our business is also subject to the risks that affect many other companies, such as competition, technological obsolescence, labor relations, general economic conditions, geopolitical events and international operations. Additional risks not currently known to us or that we currently believe are immaterial also may impair our business operations and our liquidity.

Risks Relating to the Proposed Separation

The cost to complete the transaction could be significant.

Management estimates that the total net economic cost to complete the Proposed Separation is expected to approximate $1.0 billion and that the corresponding income statement charges would be larger than net economic cost. However, actual costs could exceed that estimate and could have a material adverse effect on our results of operations and cash flows.

We may be unable to complete the transaction.

There is no guarantee that the Proposed Separation will be finalized. Completion of the Proposed Separation is subject to a number of factors and conditions, including:

- changes in business, political and economic conditions in the U.S. and in other countries in which the Company currently operates;
- changes in governmental regulations and policies and actions of regulatory bodies;
- changes in operating performance of the Company;
- required changes to existing financings, and changes in credit ratings, including those that may result from the Proposed Separation;
- the Company's ability to obtain the financing necessary to consummate the Proposed Separation; and
- the Company's ability to satisfy certain conditions precedent, including final approval by the Tyco Board of Directors, receipt of certain tax rulings, necessary opinions of counsel and the filing and effectiveness of registration statements with the SEC.

Increased demands on our management team as a result of the Proposed Separation could distract management's attention from operating the business.

Management expects to file Registration Statements in connection with the Proposed Separation during the second quarter of 2007. The complexity of the transaction will require a substantial amount of management and operational resources, as well as the use of several cross-functional project teams. Our business or results of operations may be adversely affected during the transition period.

Each of the independent companies resulting from the completion of the Proposed Separation may be unable to achieve some or all of the benefits that we expect will be achieved from the separation transactions.

Each of the independent companies may not be able to achieve the full strategic and financial benefits we expect will result from the separation of two of Tyco's segments into independent companies or such benefits may be delayed or may not occur at all. For example, there can be no assurance that analysts and investors will regard the corporate structures of each of the independent companies as more clear and simple than the current Tyco corporate structure or place a greater value on the sum of each of the independent companies as compared to Tyco.

If certain internal restructuring transactions and the distribution relating to the Proposed Separation are determined to be taxable for U.S. federal income tax purposes, we and our shareholders that are subject to U.S. federal income tax could incur significant U.S. federal income tax liabilities.

We anticipate that certain internal restructuring transactions will be undertaken in preparation for the Proposed Separation. These transactions are complex and could cause us to incur significant tax liabilities. We have an initial private letter ruling regarding these transactions and the distribution from the IRS noting that they qualify for favorable tax treatment. We have also requested or may request supplemental rulings regarding these transactions and, in addition, we expect to obtain an opinion of tax counsel confirming the favorable tax treatment of these transactions. The ruling and the opinion rely or will rely on certain facts, assumptions, representations and undertakings, from us regarding the past and future conduct of our businesses and other matters. If any of these are incorrect or not otherwise satisfied, then we and our shareholders may not be able to rely on the ruling or the opinion and could be subject to significant tax liabilities. Notwithstanding the ruling and the opinion, the IRS could determine on audit that the distribution or the internal restructuring transactions should be treated as taxable transactions if it determines that any of these facts, assumptions, representations or undertakings are not correct or have been violated, or if the distributions should become taxable for other reasons, including as a result of significant changes in stock ownership after the distribution.

Risks Relating to Actions of Tyco's Former Senior Corporate Management

Pending litigation could have a material adverse effect on our liquidity and financial condition.

As a result of actions taken by our former senior corporate management, Tyco, some members of our former senior corporate management, current and former members of our Board of Directors and our current Chief Executive Officer, former Chief Financial Officer and current General Counsel are named defendants in a number of purported class actions alleging violations of certain disclosure provisions of the federal securities laws. Tyco, certain of our current and former employees, some members of our former senior corporate management and some former members of the Board of Directors of Tyco International (US), Inc. also are named as defendants in several ERISA class actions. We are generally obligated to indemnify our directors and officers and our former directors and officers who are also named as defendants in some or all of these matters to the extent required by Bermuda law. In addition, our insurance carriers may decline coverage, or our coverage may be insufficient to cover our expenses and liability, in some or all of these matters. We are unable at this time to estimate what our ultimate liability in these matters may be, and it is possible that we will be required to pay judgments or settlements and incur expenses, in excess of any insurance coverage, in aggregate amounts that would have a material adverse effect on our financial position, results of operations or cash flows. At this time, it is not possible to estimate the amount of loss or probable losses, if any, that might result from an adverse resolution of these matters.

Continued scrutiny resulting from ongoing governmental investigations may have an adverse effect on our business.

We and others have received subpoenas and requests from the SEC, the United States Department of Labor, the General Service Administration and others seeking the production of voluminous documents in connection with various investigations into our governance, management, operations, accounting and related controls. Certain current and former employees in Fire and Security received subpoenas from the SEC's Division of Enforcement seeking testimony related to past accounting practices regarding the ADT dealer connect fees. As previously reported in our periodic filings, these practices have been discontinued. The United States Department of Labor is investigating Tyco and the administrators of certain of our benefit plans. At this time, we cannot predict when these investigations will be completed, nor can we predict what the results of these investigations may be. It is possible that we will be required to pay material fines, consent to injunctions on future conduct, lose the ability to conduct business with government instrumentalities (which in turn could negatively impact our business with non-governmental customers) or suffer other penalties, each of which could have a material adverse effect on our business. We cannot provide assurance that the effects and results of these or other investigations will not be material and adverse to our business, financial condition, results of operations or cash flows.

Examinations and audits by tax authorities, including the IRS, could result in additional tax payments for prior periods.

The Company and its subsidiaries' income tax returns are periodically examined by various tax authorities. In connection with such examinations, tax authorities, including the United States IRS, have raised issues and proposed tax adjustments. We are reviewing and contesting certain of the proposed tax adjustments. Amounts related to these tax adjustments and other tax contingencies that management has assessed as probable and estimable have been recorded through the income tax provision, equity or goodwill, as appropriate. The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations. We recognize potential liabilities and record tax liabilities for anticipated tax audit issues in the United States and other tax jurisdictions based on our estimate of whether, and the extent to which, additional income taxes will be due. These tax liabilities are reflected net of related tax loss carryforwards. We adjust these liabilities in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities.

In connection with the IRS audits for the years 1997 through 2000, the Company submitted to the IRS proposed adjustments to its 1997 through 2000 U.S. federal income tax returns. During 2006, the IRS accepted substantially all of the proposed adjustments. These adjustments did not have a material impact on the financial condition, results of operations or cash flows of the Company.

During 2006, the Company has developed amendments to U.S. federal income tax returns for additional periods. On the basis of previously accepted amendments, the Company has determined that acceptance of these adjustments is probable and accordingly has recorded them in the Consolidated Financial Statements. Such adjustments did not have a material impact on the Company's financial condition, results of operations or cash flows.

Material adverse legal judgments, fines, penalties or settlements could adversely affect our financial health and prevent us from fulfilling our obligations under our outstanding indebtedness.

We estimate that our available cash and our cash flow from operations will be adequate to fund our operations and service our debt for the foreseeable future. In making this estimate, we have not assumed the need to make any material payments in connection with our pending litigation or investigations. Any material adverse legal judgments, fines, penalties or settlements arising from our pending investigations and litigation could require additional funding. If such developments require us to obtain additional funding, we cannot provide assurance that we will be able to obtain the additional funding that we need on commercially reasonable terms or at all, which could have a material adverse effect on our results of operations and cash flows.

Such an outcome could have important consequences to you. For example, it could:

- require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes, including debt reduction or dividend payments;
- increase our vulnerability to general adverse economic and industry conditions;
- limit our flexibility in planning for, or reacting to, changes in our businesses and the industries in which we operate;
- restrict our ability to introduce new technologies or exploit business opportunities;
- make it more difficult for us to satisfy our payment obligations with respect to our outstanding indebtedness; and
- increase the difficulty and/or cost to us of refinancing our indebtedness.

Additional negative publicity may adversely affect our business.

As a result of actions taken by our former senior corporate management, Tyco was the subject of continuing negative publicity focusing on these actions. This negative publicity contributed to significant declines in the prices of our publicly traded securities in 2002 and brought increased regulatory scrutiny upon us. Additional negative publicity related to former senior corporate management's actions could have a material adverse effect on our results of operations and cash flows and the market price of our publicly traded securities.

Our senior corporate management team is required to devote significant attention to matters arising from actions of prior management.

We replaced our senior corporate executives with a new team during 2002 through 2004, and all of the former members of our Board of Directors determined not to stand for reelection in March 2003. A new Board of Directors was elected at our annual general meeting of shareholders in March 2003. We cannot provide assurance that this major restructuring of our Board of Directors and senior management team, and the accompanying distractions related to matters arising from the actions of prior management will not adversely affect our results of operations.

Risks Relating to Our Businesses

Cyclical industry and economic conditions have affected and may continue to adversely affect our financial condition and results of operations.

Our operating results in some of our segments are affected adversely by the general cyclical pattern of the industries in which they operate. For example, demand for the products and services of Fire and Security and Engineered Products and Services is significantly affected by levels of commercial construction and consumer and business discretionary spending. Also, the electronic components business within Electronics is heavily dependent on the end markets it serves and therefore can be affected by the demand patterns of these markets, which could impact the margins in this business. This cyclical impact can be amplified because some of our businesses purchase products from other of our businesses. For example, Fire and Security purchases certain products sold by Engineered Products and Services. Therefore, a drop in demand for our fire prevention products due to lower new residential or office construction or other factors can cause a drop in demand for certain of our products sold by Engineered Products and Services.

Our operations expose us to the risk of material environmental liabilities, litigation and violations.

We are subject to numerous foreign, federal, state and local environmental protection and health and safety laws governing, among other things:

- the generation, storage, use and transportation of hazardous materials;
- emissions or discharges of substances into the environment; and
- the health and safety of our employees.

There can be no assurances that we have been or will be at all times in compliance with environmental and health and safety laws. If we violate these laws, we could be fined, criminally charged or otherwise sanctioned by regulators.

Certain environmental laws assess liability on current or previous owners or operators of real property for the cost of removal or remediation of hazardous substances at their properties or at properties at which they have disposed of hazardous substances. In addition to cleanup actions brought by governmental authorities, private parties could bring personal injury or other claims due to the presence of, or exposure to, hazardous substances.

We have received notification from the United States Environmental Protection Agency and from state environmental agencies, that conditions at a number of sites where we and others disposed of hazardous substances require cleanup and other possible remedial action and may require that we reimburse the government or otherwise pay for the cost of cleanup of those sites and /or for natural resource damages. We have projects underway at a number of current and former manufacturing facilities to investigate and remediate environmental contamination resulting from past operations. These projects relate to a variety of activities, including:

- radioactive materials decontamination and decommissioning;
- solvent, metal and other hazardous substance contamination cleanup; and

- oil spill equipment upgrades and replacement.

These projects involve both remediation expenses and capital improvements. In addition, we remain responsible for certain environmental issues at manufacturing locations previously sold by us.

The ultimate cost of cleanup at disposal sites and manufacturing facilities is difficult to predict given uncertainties regarding the extent of the required cleanup, the interpretation of applicable laws and regulations and alternative cleanup methods. Based upon our experience, current information and applicable laws, we believe that it is probable that we would incur remedial costs (including asset retirement obligations of $111 million) of approximately $295 million, of which $34 million is included in accrued expenses and other current liabilities and $261 million is included in other long-term liabilities on the Consolidated Balance Sheets. Environmental laws are complex, change frequently and have tended to become more stringent over time. While we have budgeted for future capital and operating expenditures to maintain compliance with such laws, we cannot provide assurance that our costs of complying with current or future environmental protection and health and safety laws, or our liabilities arising from past or future releases of, or exposures to, hazardous substances will not exceed our estimates or adversely affect our financial condition and results of operations or that we will not be subject to additional environmental claims for personal injury or cleanup in the future based on our past, present or future business activities.

We may be required to recognize additional impairment charges.

Pursuant to accounting principles generally accepted in the United States, we are required to periodically assess our goodwill, intangibles and other long-lived assets to determine if they are impaired. Disruptions to our business, end market conditions and protracted economic weakness, unexpected significant declines in operating results of reporting units, divestitures, the Proposed Separation plan and market capitalization declines may result in additional charges for goodwill and other asset impairments. Future impairment charges could substantially affect our reported earnings in the periods of such charges. In addition, such charges would reduce our consolidated net worth and our shareholders' equity, increasing our debt-to-total-capitalization ratio. Such reduction in consolidated net worth and increase in debt as a percentage of total capitalization could result in a default under our credit facilities.

Foreign currency exchange rate, commodity price and interest rate fluctuations may adversely affect our results.

We are exposed to a variety of market risks, including the effects of changes in foreign currency exchange rates, commodity prices and interest rates. See Part II Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Our net revenue derived from sales in non-U.S. markets for 2006 was 51.2% of our total net revenue, and we expect revenue from non-U.S. markets to continue to represent a significant portion of our net revenue. Therefore, when the U.S. Dollar strengthens in relation to the foreign currencies of the countries where we sell our products, such as the Euro, our U.S. Dollar reported revenue and income will decrease. Changes in the relative values of currencies occur from time to time and may, in some instances, have a significant effect on our results of operations. Our financial statements reflect recalculations of items denominated in non-U.S. currencies to U.S. Dollars, our functional currency.

We are a large buyer of steel in the United States. We are also a large buyer of other commodities, including resin, copper, brass, gold, paper, pulp and cotton. Volatility in the prices of these commodities could increase the costs of our products and services. We may not be able to pass on these costs to our customers and this could have a material adverse effect on our results of operations and cash flows.

We monitor these exposures as an integral part of our overall risk management program. In some cases, we purchase hedges or enter into contracts to insulate our results of operations from these fluctuations. Nevertheless, changes in currency exchange rates, commodity prices and interest rates may have a material adverse effect on our results of operations and financial condition.

We are named as a defendant to a variety of litigation in the course of our business that could cause a material adverse effect on our results of operations and financial condition.

In the ordinary course of business, we are named as a defendant in a significant amount of litigation, including litigation alleging the infringement of intellectual property rights, litigation alleging anti-competitive behavior and product liability litigation. In certain circumstances, patent infringement and anti-trust laws permit successful plaintiffs to recover treble damages. In addition, our Healthcare business is subject to regulation and potential litigation. The defense of these lawsuits may divert our management's attention, and we may incur significant expenses in defending these lawsuits. In addition, we may be required to pay damage awards or settlements, or become subject to injunctions or other equitable remedies, that could cause a material adverse effect on our financial condition and results of operations.

Our Healthcare business is subject to extensive regulation by the government and failure to comply with those regulations could have a material adverse effect on our results of operations and financial condition.

The United States Food and Drug Administration regulates the approval, manufacturing and sale and marketing of many of our healthcare products. Failure to comply with current Good Manufacturing Practices and other applicable regulations and quality assurance guidelines could lead, and have led, to temporary manufacturing shutdowns, product recalls, product shortages or delays in product manufacturing. Efficacy or safety concerns, an increase in trends of adverse events in the marketplace, and/or manufacturing quality issues with respect to our products could lead to product recalls, withdrawals or declining sales.

Our ADT business may experience higher rates of customer attrition, which may reduce our future revenue and has caused us to change the useful life of accounts, increasing our depreciation and amortization expense.

Attrition rates for customers in our Worldwide Electronic Security Services business were 13.8%, 14.8% and 15.1% on a trailing 12-month basis as of September 29, 2006, September 30, 2005 and 2004, respectively. Although the attrition rate has been declining, if attrition rates were to trend upward, ADT's recurring revenue and results of operations will be adversely affected. Tyco amortizes the costs of ADT's contracts and related customer relationships purchased through the ADT dealer program based on the estimated life of the customer relationships. Internally generated residential and commercial account pools are similarly amortized. If the attrition rates were to rise Tyco may be required to accelerate the amortization of the costs which could cause a material adverse effect on our financial condition, results of operations and cash flows.

Our reputation and our ability to do business may be impaired by improper conduct by any of our employees or agents or those of our subsidiaries.

Tyco and its subsidiaries operate in many parts of the world that have experienced governmental corruption to some degree, including, but not limited to, Asia, India, Latin America and Europe. Tyco's policy mandates strict compliance with the United States Foreign Corrupt Practices Act, as amended, and local laws prohibiting corrupt payments to government officials. Nonetheless, we cannot provide assurance that our internal control policies and procedures will always protect us from reckless or criminal acts committed by our employees that would violate U.S. and/or foreign laws, including the laws governing payments to government officials. Such improper actions could subject the Company to civil or criminal penalties, including substantial monetary fines, as well as disgorgement of profits or other monies, against us or our subsidiaries and could damage our reputation and, therefore, our ability to do business.

From time to time Tyco obtains or receives information alleging improper conduct of Tyco employees, agents, and/or distributors, including conduct involving potentially improper payments to foreign government officials. Tyco's policy is to investigate that information and respond appropriately, including, if warranted, taking remedial control measures and reporting its findings to relevant law enforcement authorities.

Covenants in our debt instruments may adversely affect us.

Our bank credit agreements contain financial and other covenants, such as a limit on the ratio of debt to earnings before interest, taxes, depreciation and amortization, minimum levels of net worth, and limits on incurrence of liens. Our outstanding indentures contain customary covenants including limits on negative pledges, subsidiary debt and sale/leaseback transactions.

Although we believe none of these covenants are presently restrictive to our operations, our ability to meet the financial covenants can be affected by events beyond our control, and we cannot provide assurance that we will meet those tests. A breach of any of these covenants could result in a default under our credit agreements or indentures. Upon the occurrence of an event of default under any of our credit facilities or indentures, the lenders or trustees could elect to declare all amounts outstanding thereunder to be immediately due and payable and terminate all commitments to extend further credit. If the lenders or trustees accelerate the repayment of borrowings, we cannot provide assurance that we will have sufficient assets to repay our credit facilities and our other indebtedness. Acceleration of any obligation under any of our material debt instruments will permit the holders of our other material debt to accelerate their obligations. See "Liquidity and Capital Resources—Capitalization".

Downgrades of our debt ratings would adversely affect us.

Certain downgrades by Moody's and S&P may increase our cost of capital and make it more difficult for us to obtain new financing.

Risks Relating to Our Jurisdiction of Incorporation

Legislation and negative publicity regarding Bermuda companies could increase our tax burden and affect our operating results.

Legislation Relating to Government Contracts

We continue to assess the potential impact of various U.S. federal and state legislative proposals that would deny government contracts to U.S. companies that move their corporate location abroad. The legislative proposals could cover the 1997 acquisition of Tyco International Ltd., a Massachusetts corporation, by ADT Limited (a public company that had been located in Bermuda since the 1980's with origins dating back to the United Kingdom since the early 1900's), as a result of which ADT changed its name to Tyco International Ltd. and became the parent to the Tyco group.

In addition, the U.S. federal government and various other states and municipalities have proposed or may propose legislation that would deny government contracts to U.S. companies that move their corporate location abroad. We are unable to predict with any level of certainty the likelihood or final form in which any such proposed legislation might become law, the nature of regulations that may be promulgated under any future legislative enactments, or the financial impact such enactments and increased regulatory scrutiny may have on our business.

Tax Legislation

The United States Congress has in the past considered legislation affecting the tax treatment of U.S. companies that have undertaken certain types of expatriation transactions. In October 2004, the United States Congress enacted such legislation, which did not, however, retroactively apply to the 1997 acquisition of Tyco International Ltd. by ADT Limited. Legislation passed by the U.S. Senate on November 18, 2005 would modify parts of the American Jobs Creation Act of 2004, but would not retroactively apply to the 1997 acquisition of Tyco International Ltd. by ADT Limited. We expect various U.S. Treasury Department studies to be released and tax proposals to be introduced in the United States Congress in the future and cannot provide assurance that these proposals would not have adverse effects on Tyco if enacted. Such adverse effects could include substantially reducing the tax benefits of our corporate structure, materially increasing our tax burden or otherwise adversely affecting our business.

Negative Publicity

There is continuing negative publicity regarding, and criticism of, U.S. companies' use of, or relocation to, offshore jurisdictions, including Bermuda. As a Bermuda company, this negative publicity could harm our reputation and impair our ability to generate new business if companies or government agencies decline to do business with us as a result of the negative public image of Bermuda companies or the possibility of our customers receiving negative media attention from doing business with a Bermuda company.

Bermuda law differs from the laws in effect in the United States and may afford less protection to holders of our securities.

We are organized under the laws of Bermuda. It may not be possible to enforce court judgments obtained in the United States against us in Bermuda based on the civil liability provisions of the U.S. federal or state securities laws. In addition, there is some doubt as to whether the courts of Bermuda would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers based on the civil liabilities provisions of the U.S. federal or state securities laws or hear actions against us or those persons based on those laws. We have been advised that the United States and Bermuda do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any U.S. federal or state court based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be enforceable in Bermuda.

As a Bermuda company, Tyco is governed by the Companies Act 1981 of Bermuda, which differs in some material respects from laws generally applicable to United States corporations and shareholders, including, among others, differences relating to interested director and officer transactions, shareholder lawsuits and indemnification. Likewise, the duties of directors and officers of a Bermuda company are generally owed to the company only. Shareholders of Bermuda companies do not generally have a personal right of action against directors or officers of the company and may only exercise such rights of action on behalf of the company in limited circumstances. Under Bermuda law, a company may also agree to indemnify directors and officers for any personal liability, not involving fraud or dishonesty, incurred in relation to the company. Thus, holders of Tyco securities may have more difficulty protecting their interests than would holders of securities of a corporation incorporated in a jurisdiction of the United States.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our operations are conducted in facilities throughout the world aggregating approximately 107 million square feet of floor space, of which approximately 58 million square feet are owned and approximately 49 million square feet are leased. These facilities house manufacturing, distribution and warehousing operations, as well as sales and marketing, engineering and administrative offices.

Fire and Security operates through a network of offices located in North America, Central America, South America, Europe, the Middle East, the Asia-Pacific region and South Africa. Our Fire and Security manufacturing facilities are located in North America, Europe and Asia-Pacific region. The group occupies approximately 18 million square feet, of which 4 million square feet are owned and 14 million square feet are leased.

Electronics has manufacturing facilities in North America, Central and South America, Europe, Asia and Australia. The group occupies approximately 31 million square feet, of which 20 million square feet are owned and 11 million square feet are leased.

Healthcare has manufacturing facilities in North America, Europe, the Middle East and Asia. The group occupies approximately 22 million square feet, of which 13 million square feet are owned and 9 million square feet are leased.

Engineered Products and Services has manufacturing facilities, warehouses and distribution centers throughout North America, Europe, the Asia-Pacific region and Central and South America. The group occupies approximately 36 million square feet, of which 21 million square feet are owned and 15 million square feet are leased.

In the opinion of management, our properties and equipment are in good operating condition and are adequate for our present needs. We do not anticipate difficulty in renewing existing leases as they expire or in finding alternative facilities. See Note 18 to Consolidated Financial Statements for a description of our lease obligations.

Item 3. Legal Proceedings

Securities Class Actions

As previously reported in our 2005 Form 10-K, Tyco and certain of our former directors and officers have been named as defendants in over 40 securities class actions. Most of the securities class actions have now been transferred to the United States District Court for the District of New Hampshire by the Judicial Panel on Multidistrict Litigation for coordinated or consolidated pretrial proceedings. On January 28, 2003, a consolidated securities class action complaint was filed in these proceedings. On January 7, 2005, the Company answered the plaintiffs' consolidated complaint. On January 14, 2005, lead plaintiffs made a motion for class certification, which the Company opposed on July 22, 2005. On July 5, 2005, the Company moved for revision of the Court's October 14, 2004 order in light of a change in law, insofar as the order denied the Company's motion to dismiss the consolidated complaint for failure to plead loss causation. On December 2, 2005, the Court denied the Company's motion. On April 4, 2006 plaintiffs filed a partial motion for summary judgment that was denied without prejudice to its later renewal. On June 12, 2006, the Court entered an order certifying a class "consisting of all persons and entities who purchased or otherwise acquired Tyco securities between December 13, 1999 and June 7, 2002, and who were damaged thereby, excluding defendants, all of the officers, directors and partners thereof, members of their immediate families and their legal representatives, heirs, successors or assigns, and any entity in which any of the foregoing have or had a controlling interest." On June 26, 2006, Tyco filed a petition for leave to appeal the class certification order to the United States Court of Appeals for the First Circuit. Separately, on September 22, 2006, the United States Court of Appeals for the First Circuit denied Tyco's petition. On July 6, 2006, the lead plaintiffs filed in the United States District Court for the District of New Hampshire a motion for a permanent injunction against prosecution of the class action styled *Brazen v. Tyco International Ltd.* that was certified by the Circuit Court for Cook County, Illinois. On October 26, 2006, the Court denied Plaintiffs' motion for injunction release without prejudice.

As previously reported in our periodic filings, a class action complaint, *Ezra Charitable Trust v. Tyco International Ltd.*, was filed in the United States District Court for the Southern District of Florida on May 28, 2003. The Judicial Panel on Multidistrict Litigation transferred the action to the United States District Court for the District of New Hampshire. Thereafter, the Company moved to dismiss the complaint. On December 22, 2004, plaintiff moved to amend the complaint. The proposed amendment asserts causes of action under Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder against Tyco International Ltd. and Edward Breen, our current Chief Executive Officer, and seeks to add as defendants David FitzPatrick, our former Chief Financial Officer, and PricewaterhouseCoopers LLP, our former independent auditors. As against defendants Breen and FitzPatrick, the complaint asserts a cause of action under Section 20(a) of the Securities Exchange Act of 1934. On March 25, 2005, the United States District Court for the District of New Hampshire granted plaintiff's motion to amend. Plaintiff filed an amended complaint that day. On March 28, 2005, the Court denied defendants' motion to dismiss the original complaint, without prejudice to the defendants' ability to move against the amended complaint. On April 25, 2005, defendants moved to dismiss the consolidated amended class action complaint. On September 2, 2005, the United States District Court for the District of New Hampshire entered a Memorandum and Order dismissing the amended complaint. On October 18, 2005, plaintiff filed a notice to appeal in the United States District Court for the District of New Hampshire. On September 27, 2006, the United States

Court of Appeals for the First Circuit affirmed the District Court's dismissal of the amended class action complaint.

As previously reported in our periodic filings, an action entitled *Hess v. Tyco International Ltd., et al.,* was filed on June 3, 2004 in the Superior Court of the State of California for the County of Los Angeles against certain of our former directors and officers, our former auditors and Tyco. On October 25, 2006, the Court lifted its previous order staying the case during the pendency of a related arbitration to which Tyco was not a party. Now that the stay has been lifted, Tyco intends to ask the Court to dismiss the action.

As previously reported in our periodic filings, the United States District Court for the District of New Jersey granted one plaintiff's motion for appointment as lead plaintiff in *Stumpf v. Tyco International Ltd.*, an action originally filed on July 28, 2003 and *O'Loughlin v. Tyco International Ltd.*, an action originally filed on September 26, 2003. On December 13, 2004, lead plaintiff Mark Newby filed a consolidated securities class action complaint purporting to represent a class of purchasers of TyCom securities between July 26, 2000 and December 17, 2001. Plaintiff names as defendants Tyco International Ltd., TyCom, Ltd., Goldman Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith, Incorporated and Citigroup Inc., (the "Underwriters") along with certain former Tyco and TyCom executives. The complaint asserts causes of action under Sections 11 and 15 of the Securities Act of 1933 and under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder against Tyco, TyCom, Goldman Sachs, Merrill Lynch, Citigroup and certain former Tyco and TyCom executives. The complaint alleges the TyCom registration statement and prospectus relating to the sale of TyCom securities were inaccurate, misleading and failed to disclose facts necessary to make the registration statement and prospectus not misleading. Further, the complaint alleges the defendants violated securities laws by making materially false and misleading statements and omissions concerning, among other things, executive compensation, Tyco's and TyCom's finances and TyCom's business prospects. On February 18, 2005, the Company moved to dismiss the consolidated securities class action complaint. On September 2, 2005, the United States District Court for the District of New Hampshire granted in part and denied in part the Company's motion to dismiss. The Court granted the Company's motion to dismiss allegations that the TyCom registration statement and prospectus were misleading to the extent that they failed to disclose alleged looting of Tyco by former senior executives, accounting fraud, analyst conflicts and the participation by James Brennan in the offering, because plaintiffs failed to plead that those alleged omissions were disclosed during the class period, with a resultant drop in the value of TyCom stock. However, the Court denied the Company's motion to dismiss with respect to other allegations. On September 19, 2005, plaintiff filed a motion for reconsideration of the Court's September 2, 2005 ruling with respect to Goldman Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith, Incorporated and Citigroup Inc. On January 6, 2006, the Court held that the Goldman Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith, Incorporated and Citigroup Inc. should remain in the case on the claim concerning TyCom's business prospects, but that the Section 11 claim related to alleged looting of Tyco by former senior executives was dismissed as to both the Tyco defendants and the Underwriters because the affirmative defense of lack of loss causation was apparent on the face of the complaint. On January 13, 2006, Tyco International Ltd. and TyCom answered the consolidated securities class action complaint. On March 8, 2006, the plaintiff filed a motion for class certification. That motion has been fully briefed and is still pending.

As previously reported in our periodic filings, on November 27, 2002 the State of New Jersey, on behalf of several state pension funds, filed a complaint, *New Jersey v. Tyco*, in the United States District Court for the District of New Jersey against Tyco, our former auditors and certain of our former officers and directors. On February 11, 2005, plaintiffs filed a Second Amended Complaint against Tyco, our former auditors, and certain of our former directors and officers. As against all defendants, the amended complaint asserts causes of action under Section 10(b) of the Securities Exchange Act of

1934 and Rule 10b-5 promulgated thereunder, for common law fraud, aiding and abetting common law fraud, conspiracy to commit fraud and negligent misrepresentation. Claims are asserted against the individual defendants under Section 20(a) of the Securities Exchange Act of 1934, Section 15 of the Securities Act of 1933, Section 24(d) of the New Jersey Uniform Securities Law, Sections 421-B:25(II) & (III) of the New Hampshire Uniform Securities Law, and for breaches of fiduciary duties. Claims are also asserted against certain of the individual defendants under Section 20A of the Securities Exchange Act of 1934, and for violation of the New Jersey RICO statute; against Tyco under Section 12(a)(2) of the Securities Act of 1933, Section 24(c) of the New Jersey Uniform Securities Law, and for violation of, aiding and abetting violation of, and vicarious liability under the New Jersey RICO statute; against Tyco and certain of the individual defendants under Section 14(a) of the Securities Act of 1933 and Rule 14a-9 promulgated thereunder, and for conspiracy to violate the New Jersey RICO statute; against Tyco, our former auditors, and certain of the individual defendants under Section 11 of the Securities Act of 1933, and for violation of, and conspiracy to violate the New Jersey RICO statute; and against our former auditors and certain of the individual defendants for aiding and abetting violation of the New Jersey RICO statute. Finally, claims are asserted against the individual defendants and our former auditors for aiding and abetting the individual defendants' breaches of fiduciary duties. The Second Amended Complaint asserts that the defendants violated the securities laws and otherwise engaged in fraudulent acts by making materially false and misleading statements and omissions concerning, among other things, the following: unauthorized and improper compensation of certain of our former executives; their improper use of our funds for personal benefit and their improper self-dealing in real estate. On June 10, 2005, the Company moved to dismiss in part the Second Amended Complaint, which motion remains pending before the Court.

As previously reported in our periodic filings, the Company appealed to the United States Court of Appeals for the First Circuit the decision of the United States District Court for the District of New Hampshire to remand *Brazen v. Tyco International Ltd.* to the Circuit Court for Cook County, Illinois and *Hromyak v. Tyco International Ltd.*, *Goldfarb v. Tyco International Ltd.*, *Mandel v. Tyco International Ltd.*, *Myers v. Tyco International Ltd.*, *Rappold v. Tyco International Ltd.*, and *Schuldt v. Tyco International Ltd.* to the Circuit Court for Palm Beach County, Florida. Plaintiffs moved to dismiss the Company's appeal. On December 29, 2004, the United States Court of Appeals for the First Circuit granted plaintiffs' motion and dismissed the Company's appeal. On April 28, 2005, the Company moved in the Circuit Court for Palm Beach County, Florida to stay and to strike the class allegations in *Goldfarb*, *Mandel*, *Myers*, *Rappold*, and *Schuldt*. Also on April 28, 2005, the Company moved in the Circuit Court for Palm Beach County, Florida to dismiss *Hromyak*. On July 8, 2005, the Court granted in part and denied in part the motion to stay and to strike the class allegations in *Goldfarb*, *Mandel*, *Myers*, *Rappold*, and *Schuldt*. On August 23, 2005, the Circuit Court granted Tyco's motion to dismiss *Hromyak*. The *Hromyak* plaintiffs filed a notice of appeal on September 20, 2005 and briefing has been completed. On December 6, 2006, the Florida District Court of Appeal affirmed the dismissal.

As previously reported in our periodic filings, on March 10, 2005, plaintiff Lionel I. Brazen filed an amended class action complaint in the Circuit Court for Cook County, Illinois purporting to represent a class of purchasers who exchanged shares of Mallinckrodt, Inc. common stock for shares of Tyco common stock pursuant to the Joint Proxy Statement and Prospectus, and the Registration Statement in which it was included, in connection with the October 17, 2000 merger of Tyco and Mallinckrodt, Inc. Plaintiff names as defendants Tyco International Ltd., and certain former Tyco executives and asserts causes of action under Section 11, 12(a)(2) and 15 of the Securities Act of 1933. The amended class action complaint alleges that the defendants made statements in the Registration Statement and the Joint Proxy Statement and Prospectus that were materially false and misleading and failed to disclose material adverse facts regarding the business and operations of Tyco. On April 21, 2005, the Company moved in the Circuit Court for Cook County, Illinois to dismiss or stay or, in the alternative, to strike the class allegations. On July 22, 2005, the Court denied the Company's motion. Also, on July 22, 2005, the Court granted the motion to dismiss individual defendants Michael A.

Ashcroft, Joshua M. Berman, Richard S. Bodman, John F. Fort, III, Stephen W. Foss, James S. Pasman Jr., W. Peter Slusser and Frank E. Walsh, Jr. On August 2, 2005, Tyco filed a motion for a finding pursuant to Supreme Court Rule 308(a), which was denied on August 16, 2005. On August 19, 2005, Tyco filed an interlocutory appeal of the Circuit Court for Cook County Illinois' July 22, 2005 memorandum and order. On December 27, 2005, the Appellate Court of Illinois, First Judicial District, denied Tyco's interlocutory appeal. On January 31, 2006, the Company filed a petition for leave to appeal the decision of the appellate court, but that petition was denied. On January 6, 2006, the plaintiff filed a renewed motion for class certification which was granted. On February 14, 2006, Tyco filed its answer to the complaint. On July 5, 2006, plaintiffs filed a partial motion for summary judgment which was denied on November 8, 2006. On November 22, 2006, plaintiffs filed a motion to reconsider the denial of their motion for summary judgment. Briefing is ongoing.

As previously reported in our periodic filings, on April 29, 2005, an action was filed against Tyco in the United States District Court for the Southern District of Florida, *Stevenson v. Tyco International Ltd., et. al.* Plaintiff names as additional defendants our current Chief Executive Officer, Edward Breen, our former Chief Financial Officer, David FitzPatrick, our current Executive Vice President and General Counsel, William Lytton, current members of Tyco's Board of Directors including Dennis Blair, Bruce Gordon, John Krol, Carl McCall, Mackey McDonald, Brendan O'Neill, Sandra Wijnberg, and Jerome York, as well as former members of Tyco's Board of Directors, including Michael Ashcroft, Joshua Berman, Richard Bodman, John Fort, Steven Foss, Wendy Lane, James Pasman, Peter Slusser and Joseph Welch. The complaint asserts causes of action under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. The complaint alleges that defendants made material misrepresentations that resulted in artificially deflated stock prices. The Judicial Panel on Multidistrict Litigation has transferred this action to the United States District Court for the District of New Hampshire.

On January 31, 2003 a civil action was filed in the United States District Court for the District of New Jersey, *Cirella v. Tyco International et al.* Plaintiff names as defendants Tyco International Ltd., Dennis Kozlowski, Mark H. Swartz and Mark A. Belnick. Plaintiff Philip M. Cirella alleges that he was a shareholder in CIT who received common shares of Tyco when it acquired CIT in 2000, and later purchased additional Tyco shares with Marguerite Cirella. Plaintiffs assert a cause of action against all defendants for violation of Section 10(b) and Rule 10b-5 of the Securities Exchange Act of 1934 and a cause of action against the individual defendants for violation of Section 20(a) of the Exchange Act. The complaint alleges that the defendants failed to disclose related-party transactions, including the following: providing interest free loans, forgiving personal loans, purchasing personal properties, using company funds to purchase personal items, selling individual Tyco shares while concealing information from investors, and failing to disclose an ongoing criminal investigation of Kozlowski, all of which resulted in an artificially inflated share price. Plaintiffs seek compensatory damages and costs against all defendants and punitive exemplary damages against the individual defendants. The Judicial Panel on Multidistrict Litigation has transferred the action to the United States District Court for the District of New Hampshire.

As previously reported in our periodic filings, an action was filed on January 20, 2004 in the United States District Court for the Southern District of New York, *Ballard v. Tyco International Ltd., et al.* Plaintiffs are former AMP shareholders who received Tyco stock in connection with Tyco's merger with AMP. Plaintiffs name as defendants Tyco International Ltd., PricewaterhouseCoopers LLP, former officers L. Dennis Kozlowski, Mark Swartz, Mark Belnick and former directors Frank Walsh and Michael Ashcroft. The complaint asserts causes of action under Sections 10(b), 14(a) and 20(a) of the Securities Exchange Act of 1934, Sections 11 and 12 (a)(2) of the Securities Act of 1933, common law fraud and negligent misrepresentation. The complaint seeks an award of compensatory and exemplary damages. On March 15, 2004, the Judicial Panel on Multidistrict Litigation transferred *Ballard* to the United States District Court for the District of New Hampshire. On June 10, 2004, the Court entered an order consolidating *Ballard* with the Securities Action. On July 12, 2004, the Company moved to dismiss the complaint. On July 19, 2004, plaintiffs moved for reconsideration of the consolidation order. On April 22, 2005, the Court granted PricewaterhouseCoopers LLP's motion to dismiss. On July 11, 2005, the Court denied the Company's motion to dismiss. On July 12, 2005, the Court granted plaintiffs' motion for reconsideration. On August 5, 2005, the Company answered the plaintiffs' complaint.

As previously reported in our periodic filings, plaintiff moved to remand *Davis v. Kozlowski*, an action originally filed on December 9, 2003, from the United States District Court for the District of New Hampshire back to the Circuit Court of Cook County, Illinois. On March 17, 2005, the United States District Court for the District of New Hampshire granted plaintiff's motion to remand and denied defendants' motion to dismiss. On March 31, 2005, the Company moved for reconsideration of the Court's remand order. On July 17, 2006, the Court entered an order granting Tyco's motion to dismiss on the grounds that all of plaintiff's claims were preempted by federal law. The motion to dismiss was granted without prejudice to plaintiff's right to file another action in state court asserting claims that are not preempted by federal law.

As previously reported in our periodic filings, a complaint, *Sciallo v. Tyco International Ltd., et al.*, was filed on September 30, 2003 in the United States District Court for the Southern District of New York. The plaintiffs purport to be former executives of U.S. Surgical who traded their U.S. Surgical stock options for Tyco International, Ltd. stock options when Tyco acquired U.S. Surgical on October 1, 1998. Plaintiffs name as defendants Tyco International Ltd. and certain former Tyco directors and executives. The complaint asserts causes of action under Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder, for common law fraud and negligence, and violation of New York General Business Law Section 349, which prohibits deceptive acts and practices in the conduct of any business. The complaint alleges that defendants made materially false and misleading statements and omissions concerning, among other things, Tyco's financial condition and accounting practices. The Judicial Panel on Multidistrict Litigation has transferred this action to the United States District Court for the District of New Hampshire.

As previously reported in our periodic filings, a complaint was filed on September 2, 2004 in the Court of Common Pleas for Dauphin County, Pennsylvania, *Jasin v. Tyco International Ltd., et. al.* This *pro se* plaintiff named as additional defendants Tyco International (US) Inc., L. Dennis Kozlowski, our former Chairman and Chief Executive Officer, Mark H. Swartz, our former Chief Financial Officer and Director and Juergen W. Gromer, currently President of Tyco Electronics. Plaintiff's complaint asserts causes of action under Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder, as well as Section 11 of the Securities Act of 1933. Claims against Messrs. Kozlowski, Swartz and Gromer are also asserted under Section 14(a) of the Securities Exchange Act of 1934 and Rule 14a-9 promulgated thereunder and Section 20A of the Securities Exchange Act of 1934, as well as Sections 11, 12(a)(2) and 15 of the Securities Act of 1933. Plaintiff also asserts common law fraud, negligent misrepresentation, unfair trade practice, breach of contract, breach of the duty of good faith and fair dealing and violation of Section 1-402 of the Pennsylvania Securities Act of 1972. Tyco has removed the complaint to the United States District Court for the Middle District of Pennsylvania. The Judicial Panel on Multidistrict Litigation transferred this action to the United States District Court for the District of New Hampshire. The plaintiff has moved to vacate the conditional transfer order.

As previously reported in our periodic filings, the Judicial Panel on Multidistrict Litigation was notified that *Hall v. Kozlowski* may be an action that should be transferred to the United States District Court for the District of New Hampshire. Thereafter, the Judicial Panel on Multidistrict Litigation transferred the action to the United States District Court for the District of New Hampshire. On March 16, 2005, Tyco International (US) Inc. answered plaintiff's amended complaint.

Shareholder Derivative Litigation

As previously reported in our periodic filings, an action was filed on June 7, 2002 in the Supreme Court of the State of New York, *Levin v. Kozlowski*, alleging that the individually named defendants breached their fiduciary duties, committed waste and mismanagement and engaged in self-dealing in connection with Tyco's accounting practices, individual board members' use of funds, and the financial disclosures of certain mergers and acquisitions. It is further alleged that certain of the individual defendants converted corporate assets for their own use. Plaintiffs seek money damages. Plaintiffs agreed to stay that action pending the resolution of the federal derivative action, which was dismissed by the United States District Court for the District of New Hampshire on October 14, 2004; and the appeal from that ruling was voluntarily dismissed on May 19, 2005. On June 14, 2005, the plaintiffs resumed the *Levin* action. On September 22, 2005, the Company filed a motion to dismiss the derivative complaint. On November 14, 2006, the Supreme Court of the State of New York dismissed the complaint with prejudice.

ERISA Litigation and Investigation

As previously reported in our periodic filings, Tyco and certain of our current and former employees, officers and directors, have been named as defendants in eight class actions brought under the Employee Retirement Income Security Act. Two of the actions were filed in the United States District Court for the District of New Hampshire and the six remaining actions were transferred to that court by the Judicial Panel on Multidistrict Litigation. All eight actions have been consolidated in the District Court in New Hampshire. The complaints purported to bring claims on behalf of the Tyco International (US) Inc. Retirement Savings and Investment Plans and the participants therein. On January 12, 2005, the United States District Court for the District of New Hampshire denied, without prejudice, the Company's motion to dismiss certain additional individual defendants from the action. On January 20, 2005, Plaintiffs filed a motion for class certification. On January 27, 2005, the Company answered the plaintiffs' consolidated complaint. Also, on January 28, 2005, the Company and certain individual defendants filed a motion for reconsideration of the Court's January 12, 2005 order, insofar as it related to the Tyco International (US) Inc. Retirement Committee. On May 25, 2005, the Court denied the motion for reconsideration. On July 11, 2005, the Company and certain individual defendants opposed plaintiffs' motion for class certification. On August 15, 2006, the Court entered an order certifying a class "consisting of all Participants in the Plans for whose individual accounts the Plans purchased and/or held shares of Tyco Stock Fund at any time from August 12, 1998 to July 25, 2002." On August 29, 2006, Tyco filed a petition for leave to appeal the class certification order to the United States Court of Appeals for the First Circuit. On November 13, 2006, the Court denied Tyco's petition.

In addition, Tyco and certain of our current and former executives have received requests from the United States Department of Labor for information concerning the administration of the Tyco International (US) Inc. Retirement Savings and Investment Plans. The current focus of the Department's inquiry concerns losses allegedly experienced by the plans due to investments in our shares. The Department of Labor has authority to bring suit on behalf of the plans and their participants against those acting as fiduciaries to the plans for recovery of losses and additional penalties, although it has not informed us of any intention to do so.

Tyco Litigation Against Former Senior Management

Tyco International, Ltd. v. L. Dennis Kozlowski, United States District Court, Southern District of New York, No. 02-CV-7317, filed September 12, 2002, Amended April 1, 2003. As previously reported in our periodic filings, we filed a civil complaint against our former Chairman and Chief Executive Officer for breach of fiduciary duty and other wrongful conduct. The Company amended that complaint on April 1, 2003. The amended complaint alleges that the defendant misappropriated millions of dollars from our Key Employee Loan Program and relocation program; awarded millions of dollars in unauthorized bonuses to himself and certain other Tyco employees; engaged in improper self-dealing real estate transactions involving our assets; and conspired with certain other former Tyco employees in committing these acts. The amended complaint alleges causes of action for breach of fiduciary duty, fraud, unjust enrichment, breach of contract, conversion, constructive trust, and other wrongful conduct. The amended complaint seeks recovery for all of the losses suffered by us as a result of the former Chairman and Chief Executive Officer's conduct, and of all remuneration, including restricted and unrestricted shares and options, obtained by Mr. Kozlowski during the course of this conduct. The Judicial Panel on Multidistrict Litigation transferred this action to the United States District Court for the District of New Hampshire. On October 6, 2003, Mr. Kozlowski filed a motion to dismiss or stay the case and compel arbitration, which was denied on March 16, 2004, with one exception relating to the arbitration of a claim asserting the fraudulent inducement of Mr. Kozlowski's retention agreement. On April 9, 2004, Mr. Kozlowski filed an Answer, Affirmative Defenses and Counterclaims, seeking amounts allegedly due pursuant to his purported retention agreement, life insurance policies, and other arrangements. Tyco filed its Reply to the Counterclaims on April 29, 2004. Discovery in this and the other affirmative cases is proceeding.

Mr. Kozlowski was tried on criminal charges in New York County. The first criminal trial resulted in a mistrial declared on April 2, 2004. The retrial of Mr. Kozlowski began on January 18, 2005 and concluded on June 17, 2005, when the jury returned verdicts. Of the thirty-one counts submitted to it, which were similar to certain of the claims alleged in the Company's affirmative action described above, the jury found Mr. Kozlowski guilty on all charges of grand larceny, conspiracy and securities fraud, and all but one count of falsification of business records. On September 19, 2005, Mr. Kozlowski was sentenced to a term of imprisonment of eight and one-third years to twenty-five years, and ordered to pay an individual fine of $70 million and restitution, jointly and severally with Mr. Swartz, to Tyco of $134 million within one year. On September 19, 2005, Mr. Kozlowski filed a notice of appeal from his conviction and on October 3, 2006 filed a brief in support of his appeal. Tyco has initiated the process of collecting the restitution payment owed to it, and on November 17, 2006, the Supreme Court of the State of New York ordered $98 million to be released from an escrow account under the supervision of the Manhattan District Attorney to Tyco on January 2, 2007.

Tyco International, Ltd. v. Mark H. Swartz, United States District Court, Southern District of New York, No. 03-CV-2247 (TPG), filed April 1, 2003. As previously reported in our periodic filings, we filed an arbitration claim against Mark H. Swartz, our former Chief Financial Officer and director, on October 7, 2002. As a consequence of Mr. Swartz's refusal to submit to the jurisdiction of the American Arbitration Association, we filed a civil complaint against him on April 1, 2003, for breach of fiduciary duty and other wrongful conduct. The action alleges that the defendant misappropriated millions of dollars from our Key Employees Loan Program and relocation program; approved and implemented awards of millions of dollars of unauthorized bonuses to himself and certain other Tyco employees; awarded millions of dollars in unauthorized payments to himself; engaged in improper self dealing real estate transactions involving our assets; and conspired with certain other former Tyco employees in committing these acts. The complaint alleges causes of action for breach of fiduciary duty, fraud, unjust enrichment, conversion, and constructive trust, and other wrongful conduct. The action seeks recovery for all of the losses suffered by us as a result of the former Chief Financial Officer and director's conduct, and all remuneration, including restricted and unrestricted shares and options, obtained by Mr. Swartz's during the course of this conduct. The Judicial Panel on Multidistrict Litigation transferred this action to the United States District Court for the District of New Hampshire. Mr. Swartz moved to dismiss Tyco's complaint and to compel arbitration of the parties' respective claims. The court denied Swartz's motion and he has appealed the court's decision to the United States Court of Appeals for the First Circuit. His appeal was heard on December 8, 2004. The First Circuit affirmed the District Court's decision on September 7, 2005. Discovery in this and the other affirmative cases is proceeding.

Mr. Swartz was tried on criminal charges in New York County. The first criminal trial resulted in a mistrial declared on April 2, 2004. The retrial of Mr. Swartz began on January 18, 2005 and concluded on June 17, 2005, when the jury returned verdicts. Of the thirty-one counts submitted to it, which were similar to certain of the claims alleged in the Company's affirmative action described above, the jury found Mr. Swartz guilty on all charges of grand larceny, conspiracy and securities fraud, and all but one count of falsification of business records. On September 19, 2005, Mr. Swartz was sentenced to a term of imprisonment of eight and one-third years to twenty-five years, and ordered to pay an individual fine of $35 million and restitution, jointly and severally with Mr. Kozlowski, to Tyco of $134 million within one year. On September 19, 2005, Mr. Swartz filed a notice of appeal from his conviction and on October 3, 2006 filed a brief in support of his appeal. On October 27, 2006, Mr. Swartz paid restitution to the Company in the amount of $38 million.

Tyco International, Ltd. v. L. Dennis Kozlowski and Mark H. Swartz, United States District Court Southern District of New York, No. 02-CV-9705, filed December 6, 2002. As previously disclosed in our periodic filings, we filed a civil complaint against our former Chairman and Chief Executive Officer and former Chief Financial Officer and Director pursuant to Section 16(b) of the Securities and Exchange Act of 1934 for disgorgement of short-swing profits from prohibited transactions in our common shares believed to exceed $40 million. The action seeks disgorgement of profits, interest, attorney's fees and costs. The Judicial Panel on Multidistrict Litigation has transferred this action to the United States District Court for the District of New Hampshire. On October 6, 2003, Messrs. Kozlowski and Swartz moved to dismiss the claims against them based upon the statute of limitations. On March 16, 2004, Judge Barbadoro in the District of New Hampshire granted the defendants' motion to dismiss in part with leave for Tyco to file an amended complaint. Tyco filed an amended complaint on May 14, 2004. The defendants moved to dismiss certain claims in the amended complaint on June 28, 2004. The defendants' motion to dismiss was denied on April 21, 2005. The defendants' motion to extend time to answer the complaint until thirty days after the conclusion of deliberations in the criminal trial was granted on May 17, 2005. Both defendants' filed their answers on July 18, 2005.

Tyco International Ltd. v. Frank E. Walsh, Jr., United States District Court, Southern District of New York, No. 02-CV-4633, filed June 17, 2002. As previously reported in our periodic filings, we filed a civil complaint against a former director for breach of fiduciary duty and related wrongful conduct involving a $20 million payment in connection with a 2001 acquisition by Tyco. The action alleges causes of action for restitution, breach of fiduciary duty and inducing breach of fiduciary duty, conversion, unjust enrichment, and a constructive trust, and seeks recovery for all of the losses suffered by us as a result of the defendant director's conduct. On December 17, 2002, Mr. Walsh paid $20 million in restitution to Tyco, which was deposited by the Company in January 2003, as a result of a plea bargain agreement with the New York County District Attorney. Our claims against Mr. Walsh are still pending. The Judicial Panel on Multidistrict Litigation transferred this action to the United States District Court for the District of New Hampshire. Discovery in this and the other affirmative cases is proceeding.

Tyco International Ltd. v. Mark A. Belnick, No. 02-CV-4644 (SWK), *filed June 17, 2002.* As previously reported in our periodic filings, we filed a civil complaint against our former Executive Vice President and Chief Corporate Counsel for breach of fiduciary duty and other wrongful conduct. On October 21, 2002, in a related proceeding, Mr. Belnick commenced an arbitration proceeding in New York County, New York. On October 7, 2005, the Company and Mr. Belnick entered into a settlement agreement that resolved all claims each party had previously asserted against the other.

Tyco International Ltd. v. AIG Life of Bermuda Ltd. (formerly known as American General Life of Bermuda Ltd.); L. Dennis Kozlowski; and Butterfield Trust (Bermuda) Limited, Index No. 2006: No. 82, filed on March 6, 2006 (amended April 6, 2006). We filed a civil complaint in the Supreme Court of Bermuda against our former Chief Executive Officer and others with respect to an insurance policy on the life of the former Chief Executive Officer issued by AIG Life of Bermuda Ltd. and held in trust by Butterfield Trust (Bermuda) Limited, seeking declarations that Tyco was entitled to the premiums, proceeds and value of the policy. On September 27, 2006, Tyco, Mr. Kozlowski and the other parties entered into a confidential settlement that resolved the claims in this action, with a portion of the disputed funds placed in escrow pending the resolution of the additional claims including those in the Multidistrict Litigation actions currently pending before the District Court for the District of New Hampshire.

Subpoenas and Document Requests From Governmental Entities

As previously disclosed in our periodic filings, we and others have received various subpoenas and requests from the SEC, the United States Department of Labor, the General Service Administration and others seeking the production of voluminous documents in connection with various investigations into our governance, management, operations, accounting and related controls. We are cooperating with these investigations and are complying with these requests.

Certain current and former employees in Fire and Security received subpoenas from the SEC's Division of Enforcement seeking testimony related to past accounting practices for the ADT dealer connect fees. As previously reported in our periodic filings, these practices have been discontinued.

The United States Department of Labor served document subpoenas on Tyco and Fidelity Management Trust Company for documents concerning the administration of the Tyco International (US) Inc. Retirement Savings and Investment Plans. The current focus of the Department's inquiry concerns the losses allegedly experienced by the plans due to investments in our stock. The Department of Labor has authority to bring suit on behalf of the plans and their participants against those acting as fiduciaries to the plans for recovery of losses and additional penalties, although it has not informed us of any intention to do so. The Company is continuing to cooperate with the Department's investigation.

As previously disclosed, in November 2004, we received an order from the SEC to report facts and circumstances involving our participation, if any, in the United Nations Oil for Food Program governing sales of Iraqi oil. On January 10, 2005 and November 8, 2005, we responded to the Order and provided information concerning transactions under the United Nations Oil for Food Program. On January 31, 2006, we received a Subpoena from the SEC to produce additional documents and information related to the participation of three of our businesses in the Oil for Food Program. The SEC notified the Company on June 7, 2006 that it was dismissing Tyco from the SEC's investigation of the United Nations Oil for Food Program.

On January 27, 2006, we received from the New Jersey Division of Criminal Justice Office of the Attorney General a subpoena to produce documents concerning, among other things, former employees, the use of certain chemicals, and the filing of reports under state and federal environmental reporting laws at the same New Jersey facility sold by Tyco in 2000. The subpoena seeks information for the period from January 1987 to December 2000. We have provided information in response to the subpoena and will continue to cooperate fully with the investigators.

Intellectual Property and Antitrust Litigation

As previously disclosed in our periodic filings, we are a party to a number of patent infringement and antitrust actions that may require us to pay damage awards. Tyco has assessed the status of these matters and has recorded liabilities related to certain of these matters where appropriate.

Mallinckrodt, Inc. ("Mallinckrodt") and Nellcor Puritan Bennett, Inc. ("Nellcor"), plaintiffs/counter-defendants v. Masimo Corporation ("Masimo") et al., defendants/counter-claimants, is a consolidated patent infringement action filed on June 19, 2000 in the United States District Court for the Central District of California. Nellcor is a subsidiary of Tyco. Nellcor alleges that Masimo infringed one Nellcor patent related to pulse oximeters, which are medical devices used to measure blood oxygen levels in patients, and Masimo alleges that Nellcor infringed four Masimo patents related to pulse oximeters. Trial in the action commenced on February 18, 2004. On March 16, 2004, the jury returned a liability finding that Nellcor willfully infringed the four Masimo patents and that Masimo did not infringe the one Nellcor patent. On March 26, 2004, the jury awarded Masimo $135 million in damages for Nellcor's alleged infringement through December 31, 2003. After hearing post-trial motions, the district court issued an order on July 14, 2004 which (i) denied Masimo's request to impose an injunction on the sale of pulse oximeters; (ii) reversed the jury finding of patent infringement for one of the four patents at issue; (iii) ruled that a second patent was unenforceable due to Masimo's inequitable conduct in seeking the patent; and (iv) overturned the jury finding that the infringement was "willful." On August 6, 2004, the district court entered final judgment that included additional damages of $30 million for Nellcor's alleged infringement from January 1, 2004 through May 31, 2004. Nellcor asserts that Masimo infringes a second Nellcor patent (U.S. Patent No. 4,934,372—the "372 patent"). On April 8, 2005, the United States Court of Appeals for the Federal Circuit issued a decision in Nellcor's favor that reversed the district court's summary judgment finding of no infringement regarding the 372 patent claim against Masimo. The Court of Appeals remanded Nellcor's 372 patent claim to the district court for further proceedings. The district court has not yet scheduled trial in the 372 case.

Nellcor appealed the jury's infringement finding on the remaining two Masimo patents to the United States Court of Appeals for the Federal Circuit. On September 7, 2005, the Court of Appeals issued a decision on the appeal that was adverse to Nellcor. In particular, the Court of Appeals: (1) affirmed the infringement finding against Nellcor on two patents; (2) reversed the district court's ruling of non-infringement of a third patent; and (3) reversed the district court's ruling not to enter an injunction and directed the district court to issue an injunction. The Court of Appeals also: (1) affirmed the district court's ruling that Nellcor's infringement was not willful, which precluded Masimo from seeking up to treble damages; and (2) affirmed the district court's ruling that one of Masimo's patents was unenforceable due to Masimo's inequitable conduct in seeking the patent. The Company has assessed the amount of potential additional damages and interest accruing from the date of entry of final judgment to the present. Accordingly, during the fiscal quarter ending September 30, 2005, Tyco recorded a pre-tax charge of $277 million related to this matter and does not expect to incur material losses beyond the amount accrued.

On January 17, 2006, Tyco International Ltd., and its subsidiaries Tyco International (US) Inc., Tyco Healthcare Group LP, Mallinckrodt, Inc., and Nellcor Puritan Bennett, Inc. (collectively "Nellcor") entered into a Settlement Agreement and Release of Claims with Masimo Corporation and Masimo Laboratories, Inc. (the "Settlement") related to the consolidated patent infringement action.

Under the terms of the Settlement, Tyco on behalf of Nellcor, paid Masimo a total of $330 million on January 19, 2006, which represents $265 million in damages in the patent case for sales through January 31, 2006 (after which the infringing products will no longer be sold) and $65 million as an advance royalty for oximetry sales including Nellcor's new 06 technology products from February 1, 2006 through December 31, 2006. The Settlement does not resolve the Masimo antitrust lawsuit or the related consumer antitrust class lawsuits described below. Under the terms of the Settlement, Nellcor receives from Masimo a covenant not to sue on the Nellcor 06 products as well as a termination of all pending patent litigation with Masimo. In March 2011, Nellcor has the option to terminate Masimo's covenant not to sue and the obligation to pay future royalties on Nellcor's current products as well as any next-generation products. In addition, Nellcor shall discontinue making, offering to sell, selling or shipping any products that the court found infringed on the patents held by Masimo, but will continue to provide service and sensors for the previously sold products.

Masimo Corporation v. Tyco Healthcare Group LP ("Tyco Healthcare") and Mallinckrodt, Inc. is a separate lawsuit filed on May 22, 2002 also pending in the United States District Court for the Central District of California. Tyco Healthcare and Mallinckrodt are subsidiaries of Tyco. In this lawsuit, Masimo alleges violations of antitrust laws against Tyco Healthcare and Mallinckrodt in the markets for pulse oximeter products. Masimo alleges that Tyco Healthcare and Mallinckrodt used their market position to prevent hospitals from purchasing Masimo's pulse oximetry products. Masimo seeks injunctive relief and monetary damages, including treble damages. Trial in this case began on February 22, 2005. The jury returned its verdict on March 21, 2005, and awarded Masimo $140 million in damages. The damages are automatically trebled under the antitrust statute to an award of $420 million. If ultimately successful, Masimo's attorneys are entitled to an award of reasonable fees and costs in addition to the verdict amount. The district court held a hearing on June 28, 2005 regarding post-trial motions.

On March 22, 2006, the district court issued its Memorandum of Decision regarding the post-trial motions. In the Memorandum, the district court (i) vacated the jury's liability findings on two business practices; (ii) affirmed the jury's liability finding on two other business practices; (iii) vacated the jury's damage award in its entirety; and (iv) ordered a new trial on damages. The district court held the new trial on the damages on October 18 and 19, 2006. After post-trial briefing, the district court will issue its decision regarding the amount of damages to be awarded.

Tyco has assessed the status of this matter and has concluded that it is more likely than not that the jury's decision will be overturned, and, further, Tyco intends to vigorously pursue all available means to achieve such reversal. Accordingly, no provision has been made in the Consolidated Financial Statements with respect to this damage award.

Beginning on August 29, 2005 with *Natchitoches Parish Hospital Service District v. Tyco International, Ltd.*, twelve consumer class actions have been filed against *Nellcor* in the United States District Court for the Central District of California. The remaining eleven actions are *Allied Orthopedic Appliances, Inc. v. Tyco Healthcare Group LP, and Mallinckrodt Inc.* filed on August 29, 2005, *Scott Valley Respiratory Home Care v. Tyco Healthcare Group LP, and Mallinckrodt Inc.* filed on October 27, 2005, *Brooks Memorial Hospital et al v. Tyco Healthcare Group LP* filed on October 18, 2005, *All Star Oxygen Services, Inc. et al v. Tyco Healthcare Group, et al* filed on October 25, 2005, *Niagara Falls Memorial Medical Center, et al v. Tyco Healthcare Group LP* filed on October 28, 2005, *Nicholas H. Noyes Memorial Hospital v. Tyco Healthcare and Mallinckrodt* filed on November 4, 2005, *North Bay Hospital, Inc. v. Tyco Healthcare Group, et al* filed on November 15, 2005, *Stephen Skoronski v. Tyco International, Ltd., et al* filed on November 21, 2005, *Abington Memorial Hospital v. Tyco Int'l Ltd.; Tyco Int'l (US) Inc.; Mallinckrodt In.; Tyco Healthcare Group LP* filed on November 22, 2005, *South Jersey Hospital, Inc. v. Tyco International, Ltd., et al* filed on January 24, 2006 and *Deborah Heart and Lung Center v. Tyco International, Ltd., et al* filed on January 27, 2006. In all twelve complaints the putative class representatives, on behalf of themselves and others, seek to recover overcharges they allege they paid for pulse oximetry products as a result of anticompetitive conduct by Nellcor in violation of the federal antitrust laws. The Company will respond to these complaints and intends to vigorously defend the actions.

As previously reported in the Company's periodic filings, *Applied Medical Resources Corp. ("Applied Medical") v. United States Surgical ("U.S. Surgical")* is a patent infringement action that was filed in the United States District Court for the Central District of California in April 1999 in which U.S. Surgical, a subsidiary of Tyco, is the defendant. In February 2002, the district court held that U.S. Surgical's VERSASEAL universal seal system, contained in certain surgical trocar and access devices manufactured by U.S. Surgical, infringed certain of the plaintiff's patents. The district court entered a permanent injunction against U.S. Surgical based upon infringement of one of the three patents involved in the suit. The United States Court of Appeals for the Federal Circuit affirmed the district court's permanent injunction ruling in September 2003 for the VERSASEAL product, which is no longer on the market. In October 2003, the district court ruled in U.S. Surgical's favor, holding that two other patents involved in the case were invalid. A trial on damages for the earlier infringement ruling in the district court concluded on July 27, 2004. The jury awarded Applied Medical $44 million in damages and returned a finding that the earlier infringement was willful, giving the district court discretion to enhance those damages to up to treble the damages awarded to Applied Medical by the jury. On October 1, 2004, the district court issued post-trial rulings that denied U.S. Surgical's motion to set aside the jury's finding on willfulness and granted Applied Medical's motion for enhanced damages, enhancing the jury's damages award by 25%, or $11 million. On January 27, 2005, the district court awarded Applied Medical $10 million in costs, prejudgment interest and attorneys' fees. Thus, Applied Medical's total award was $65 million. U.S. Surgical appealed the damages award and the willfulness finding to the Court of Appeals for the Federal Circuit. On January 24, 2006, the Court of Appeals issued a decision affirming the award to Applied Medical. On February 17, 2006, Tyco, on behalf of U.S. Surgical, paid Applied Medical $66 million which includes post-judgment interest accrued during the appeal. Tyco previously recorded a liability of $66 million related to this matter.

On July 31, 2003, Applied Medical filed another patent infringement suit against U.S. Surgical in the United States District Court for the Central District of California. The complaint alleges that U.S. Surgical's VERSASEAL Plus trocar product infringes Applied Medical's U.S. Patent No. 5,385,553. Applied Medical seeks injunctive relief and unspecified monetary damages, including enhanced damages for alleged willful infringement. Applied Medical filed a motion for a preliminary injunction, which the district court denied on December 23, 2003. On February 7, 2005, the district court granted U.S. Surgical's motion for summary judgment. Applied Medical appealed the summary judgment ruling. On May 15, 2006, the United States Court of Appeals for the Federal Circuit issued a decision on the appeal vacating the district court's grant of summary judgment and remanding the case for further proceedings. The district court has scheduled trial in this case for July 10, 2007.

Environmental Litigation

As previously disclosed, we have been in discussions with the U.S. Environmental Protection Agency and the New Jersey Department of Environmental Protection regarding historic environmental compliance issues at a facility sold by Tyco in 2000. In a letter dated February 10, 2006, the U.S. Environmental Protection Agency proposed a penalty of $1,750,000 for alleged violations at this facility. The Company has discussed this matter in detail with the Environmental Protection Agency and is seeking a negotiated resolution.

Commercial Litigation

Sensormatic v. Winner and Bagnara, Inc. is a franchise dispute for which Sensormatic originally filed a complaint in 1999 in the United States District Court for the Western District of Pennsylvania seeking declaratory relief. On June 28, 2004, the district court entered a stipulated judgment fixing the amount of the defendant's past damages and commissions for royalties allegedly owed under the franchise agreement in the amount of $28 million, plus $5 million in pre-judgment interest, and the entry of an injunction requiring Sensormatic to tender the franchise to the defendant. The judgment stayed the imposition and payment of these damages and injunctive relief until resolution of an appeal of the district court's underlying rulings on liability to the United States Court of Appeals for the Third Circuit. On June 29, 2004, Sensormatic filed its Notice of Appeal to the court of appeals. On August 31, 2005, the appellate court affirmed the district court judgment. A request for re-hearing before the entire Third Circuit was denied. No further appeals have been taken and the judgment was satisfied on October 20, 2005. The Company does not expect to incur material losses beyond what has already been accrued and paid.

Asbestos Matters

As previously reported in our periodic filings, Tyco and some of its subsidiaries are named as defendants in personal injury lawsuits based on alleged exposure to asbestos-containing materials. The majority of these cases have been filed against subsidiaries in Healthcare and Engineered Products and Services. Each case typically names between dozens to hundreds of corporate defendants. The Company will continue to vigorously defend these lawsuits and the Company has not suffered an adverse verdict in a trial court proceeding related to asbestos claims. When appropriate, the Company settles claims. However, the total amount paid in any year to settle and defend all asbestos claims has been immaterial. As of September 29, 2006 there were approximately 15,500 asbestos liability cases pending against the Company and our subsidiaries.

Other Matters

Earth Tech v. City of Phoenix is a contract dispute arising from Earth Tech's contract with the City of Phoenix, Arizona for expansion of the City's 91st Avenue Waste Water Treatment Plant. On December 21, 2005, Earth Tech filed a lawsuit against the City of Phoenix in the Maricopa County Superior Court alleging $3 million in damages plus interest for the City's failure to pay dewatering and computer systems costs related to the 91st Avenue project. After the City rejected Earth Tech's administrative claim against the City, Earth Tech filed and served a First Amended Complaint upon the City of Phoenix. In its First Amended Complaint, Earth Tech alleged eighteen causes of action and requested the following: (i) a recovery of at least $73 million for the value of the services performed by Earth Tech in connection with the contract; (ii) a rescission of the contract; (iii) an equitable adjustment of the Contract price for additional dewatering services and the Computer Control System; and (iv) costs for demobilization and termination of the contract. The City of Phoenix filed a Motion to Dismiss rather than filing an answer to the First Amended Complaint on May 18, 2006. The Court granted the City's Motion to Dismiss without prejudice on September 19, 2006 allowing Earth Tech 30 days to file a Second Amended Complaint. Earth Tech filed its Second Amended Compliant against the City of Phoenix on September 25, 2006.

On December 29, 2005, the City of Phoenix filed a lawsuit against Earth Tech, Inc., its surety, Federal Insurance Company and other unnamed parties in the Maricopa County Superior Court, *The City of Phoenix v. Earth Tech, Inc., Federal Insurance Company and John Does 1-50.* The lawsuit is in connection with the City of Phoenix's termination on August 12, 2005 of Earth Tech's contract with the City of Phoenix, Arizona for expansion of the City's 91st Avenue Waste Water Treatment Plant. The City alleges the following causes of action: (i) Earth Tech breached its Pre-Construction Services and Construction Management at Risk Contracts; (ii) Earth Tech did not properly, reasonably or timely manage, supervise or inspect the work under the Contracts; (iii) Federal Insurance breached the terms and conditions of the performance bond; and (iv) Federal Insurance failed to investigate the City's Bond Claims. The City requested unspecified general, consequential, incidental, special and liquidated damages plus interest as its relief. On February 8, 2006, Earth Tech filed a Motion to Dismiss the City's Complaint in which Federal Insurance Company joined. The Court denied Earth Tech's Motion to Dismiss on September 25, 2006. The City of Phoenix filed an Amended Complaint against Earth Tech and Federal Insurance on September 25, 2006. In the Amended Complaint, the City of Phoenix alleged damages of $128 million.

The Presiding Judge of Maricopa County Superior Court on July 11, 2006 consolidated all of the pending lawsuits related to this dispute on the Court's complex litigation docket.

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The number of registered holders of Tyco's common shares at December 6, 2006 was 46,148.

Tyco common shares are listed and traded on the New York Stock Exchange ("NYSE") and the Bermuda Stock Exchange under the symbol "TYC." The following table sets forth the high and low closing sales prices of Tyco common shares as reported by the NYSE, and the dividends paid on Tyco common shares, for the quarterly periods presented below.

	Year Ended September 29, 2006			Year Ended September 30, 2005		
	Market Price Range			Market Price Range		
Quarter	High	Low	Dividend Per Common Share	High	Low	Dividend Per Common Share
First	$ 29.58	$ 25.71	$0.1000	$36.27	$29.78	$0.0125
Second	31.04	24.80	0.1000	36.37	33.18	0.1000
Third	28.50	25.78	0.1000	34.44	28.53	0.1000
Fourth	27.99	25.23	0.1000	30.96	27.00	0.1000
			$0.4000			$0.3125

Dividend Policy

We may from time to time enter into financing agreements that contain financial covenants and restrictions, some of which may limit the ability of Tyco to pay dividends. Future dividends on our common shares, if any, will be at the discretion of our Board of Directors and will depend on, among other things, our results of operations, cash requirements and surplus, financial condition, contractual restrictions and other factors that the Board of Directors may deem relevant. On December 9, 2004, the Board of Directors approved an increase in the quarterly dividend on our common shares from $0.0125 to $0.10 per share. Following the Proposed Separation, we expect that all three companies will be dividend-paying companies, however, such payments will be at the discretion of each company's Board of Directors.

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under Publicly Announced Plans or Programs
7/1/06–7/28/06	4,900,000	$27.36	4,900,000	—
7/29/06–9/1/06	13,364,600	$26.04	13,364,600	—
9/2/06–9/29/06	5,439,200	$26.35	5,439,200	—

The transactions described in the table above represent the repurchase of common shares on the NYSE as part of the $2.0 billion share repurchase program approved by the Board of Directors in May 2006. The average price paid per share is calculated by dividing the total cash paid for the shares by the total number of shares repurchased. Approximately $659 million remained outstanding under this share repurchase program at September 29, 2006. The Company, through an affiliate, also acquires shares from certain employees in order to satisfy employee tax withholding requirements in connection with the vesting of restricted shares. Approximately 31,000 shares were acquired in these vesting-related transactions outside of the share repurchase program during the quarter ended September 29, 2006.

Item 6. Selected Financial Data

The following tables sets forth selected consolidated financial data of Tyco. This data is derived from Tyco's consolidated financial statements for the five years ended September 29, 2006, September 30, 2005, 2004, 2003 and 2002, respectively. The selected financial information for each of the periods presented below has been restated to reflect the revisions discussed in Note 1 to the Consolidated Financial Statements. This selected financial data should be read in conjunction with Tyco's Consolidated Financial Statements and related notes included elsewhere in this Annual Report as well as the section of this Annual Report titled Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

	2006[1]	2005[2][3] (Restated)	2004[2][4] (Restated)	2003[2][5][6] (Restated)	2002[2][7] (Restated)
		(in millions, except per share data)			
Consolidated Statements of Income Data:					
Net revenue	$40,960	$ 39,305	$ 37,960	$ 33,853	$ 32,686
Income (loss) from continuing operations	4,075	3,044	2,869	840	(3,023)
Net income (loss)	3,713	3,019	2,820	921	(9,233)
Basic earnings (loss) per share:					
Income (loss) from continuing operations	2.03	1.51	1.43	0.42	(1.52)
Net income (loss)	1.85	1.50	1.41	0.46	(4.64)
Diluted earnings (loss) per share:					
Income (loss) from continuing operations	1.97	1.44	1.34	0.42	(1.52)
Net income (loss)	1.80	1.43	1.32	0.46	(4.64)
Cash dividends per share[8]	0.40	0.31	0.05	0.05	0.05
Consolidated Balance Sheets Data (End of Period):					
Total assets	$63,722	$ 62,686	$ 63,737	$ 63,047	$ 65,525
Long-term debt	9,365	10,599	14,518	18,059	16,506
Shareholders' equity	35,419	32,515	30,362	26,419	24,106

[1] Income from continuing operations for the year ended September 29, 2006 includes a charge of $100 million related to the Voluntary Replacement Program, which is included in cost of sales. Also included are $169 million of separation costs, a net gain on divestitures of $44 million, net restructuring charges of $26 million, of which $6 million are included in cost of sales, long-lived asset impairment charges of $7 million, the write-off of purchased in-process research and development of $63 million, $161 million of incremental stock option charges required under Statement of Financial Accounting Standards ("SFAS") No. 123R, "*Share-Based Payment*," $72 million of income related to a settlement with a former executive and $48 million of income resulting from a reduction in our estimated workers' compensation liabilities primarily due to favorable claims experience. Net income includes a $127 million favorable adjustment related to prior year tax reserves on legacy matters. Net income also includes a $348 million loss, net of income taxes, from discontinued operations as well as a $14 million loss, net of income taxes, related to the cumulative effect adjustment recorded in conjunction with the adoption of Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 47, "*Accounting for Conditional Asset Retirement Obligations—an Interpretation of FASB Statement No. 143*" (see Note 9 to the Consolidated Financial Statements).

[2] The Consolidated Income Statement Data for the years ended September 30, 2005, 2004, 2003 and 2002 have been restated to reflect additional compensation expense of $24 million ($13 million after-tax), $85 million ($59 million after-tax), $84 million ($59 million after-tax) and $75 million ($53 million after-tax), respectively, in both income from continuing operations as well as net income. This restatement is related to the review of prior period stock option grant practices and equity plan compliance (see Note 1 to the Consolidated Financial Statements).

[3] Income from continuing operations for the year ended September 30, 2005 includes a net gain on divestitures of $271 million, of which a charge of $3 million is included in cost of sales, net restructuring charges of $6 million, of which $1 million is included in cost of sales, long-lived asset impairment charges of $6 million, a $277 million charge related to a patent dispute in the Healthcare segment, a $70 million charge related to certain former executives' employment, a $50 million charge related to an SEC enforcement action, a loss of $1,013 million related to the retirement of debt, a $109 million of income related to a court-ordered restitution award as well as $4 million charge related to the write-down of an investment. Net income also includes a $46 million loss, net of income taxes, from discontinued operations as well as a

$21 million gain, net of income taxes, related to a cumulative effect adjustment recorded in conjunction with the change in measurement date for pension and post retirement benefit plans (see Note 9 to the Consolidated Financial Statements).

(4) Income from continuing operations for the year ended September 30, 2004 includes a charge of $116 million related to divestitures, net restructuring charges of $210 million, of which $6 million is included in cost of sales, charges for the impairment of long-lived assets of $52 million, and a loss of $284 million related to the retirement of debt. Net income also includes a $49 million loss, net of income taxes, from discontinued operations.

(5) In 2003, Tyco consolidated variable interest entities in accordance with the transition provisions of Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46, "*Consolidation of Variable Interest Entities*." As a result, Tyco recorded a cumulative effect adjustment of $75 million, net of income taxes.

(6) Income from continuing operations for the year ended September 30, 2003 includes net restructuring credits of $68 million, charges for the impairment of long-lived assets of $825 million, charges for the impairment of goodwill of $245 million, additional changes in estimates $361 which arose from the Company's intensified internal audits and detailed controls and operating reviews, a charge of $91 million for a retroactive incremental premium on prior period directors and officers insurance, a loss related to the retirement of debt of $128 million and a charge of $87 million related to the write-down of certain investments. Net income also includes $156 million of income, net of income taxes, from discontinued operations.

(7) Loss from continuing operations for the year ended September 30, 2002 includes net restructuring and other charges of $1,791 million, of which $732 million is included in cost of sales, charges of $3,307 million for the impairment of long-lived assets, goodwill impairment charges of $1,344 million, and a charge for the write-off of purchased research and development of $18 million. In addition, loss from continuing operations for the year ended September 30, 2002 includes a loss on investments of $271 million, a net gain on divestiture of $24 million and $30 million of income relating to the retirement of debt. Net loss also includes a $6,210 million loss, net of income taxes, from discontinued operations.

(8) On December 9, 2004, the Board of Directors approved an increase in the quarterly dividend on our common shares from $0.0125 to $0.10 per share. As a result, in 2005, Tyco paid a quarterly cash dividend of $0.0125 per common share in the first quarter of 2005 and $0.10 per common share thereafter. Prior to 2005, Tyco paid a quarterly cash dividend of $0.0125 per common share for all periods presented.

The following table reflects our pro forma disclosures made in accordance with SFAS No. 123, "*Accounting for Stock-Based Compensation*," for the years ended September 30, 2005, 2004, 2003 and 2002 restated to reflect the revisions discussed in Note 1 to the Consolidated Financial Statements.

	2005 (Restated)	2004 (Restated)	2003 (Restated)	2002 (Restated)
	(in millions, except per share data)			
Net income, as reported	$3,019	$2,820	$ 921	$(9,233)
Add: Employee compensation expense for share options included in reported net income, net of income taxes	23	66	67	53
Less: Total employee compensation expense for share options determined under fair value method, net of income taxes	(169)	(264)	(367)	(454)
Net income, pro forma	$2,873	$2,622	$ 621	$(9,634)
Earnings per share:				
Basic—as reported[1]	$ 1.50	$ 1.41	$0.46	$ (4.64)
Basic—pro forma	1.43	1.31	0.31	(4.85)
Diluted—as reported[2]	1.43	1.32	0.46	(4.64)
Diluted—pro forma	1.37	1.24	0.32	(4.85)

(1) Prior to the restatement, basic EPS was reported as $1.51, $1.44, $0.49 and $(4.62) in 2005, 2004, 2003 and 2002, respectively.

(2) Prior to the restatement, diluted EPS was reported as $1.43, $1.35, $0.49 and $(4.62) in 2005, 2004, 2003 and 2002, respectively.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations including the effects of the restatement described in Note 1 to the Consolidated Financial Statements should be read together with the Selected Financial Data and our Consolidated Financial Statements and the related notes included elsewhere in this Annual Report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements due to many factors, including but not limited to those under the headings "Risk Factors" and "Forward-Looking Information."

Introduction

The Consolidated Financial Statements include the consolidated accounts of Tyco International Ltd., a company organized under the laws of Bermuda, and its subsidiaries (hereinafter collectively referred to as "we," the "Company" or "Tyco") and have been prepared in United States dollars, in accordance with accounting principles generally accepted in the United States ("GAAP").

The Company operates in the following business segments:

- Electronics designs, manufactures and distributes electrical and electronic components and related solutions;
- Fire and Security designs, manufactures, installs, monitors and services electronic security and fire protection systems;
- Healthcare designs, manufactures and distributes medical devices and supplies, imaging agents, pharmaceuticals and adult incontinence and infant care products; and
- Engineered Products and Services designs, manufactures, distributes and services engineered products, including industrial valves and controls, as well as steel tubular goods, and provides consulting, engineering and construction management and operating services.

The operating results of the Tyco Global Network ("TGN") business are presented within Corporate through the date of its disposal in the third quarter of 2005.

Restatement

Review of Prior Period Stock Option Grant Practices

Following publicity in 2006 regarding the granting of stock options at a number of companies, the Company initiated an internal review of its historical stock option grant practices to determine whether the Company's stock option award actions were appropriately governed and were accurately reflected in the Company's financial statements. The Company's Internal Audit staff, which reports directly to the Audit Committee of the Board of Directors, began a review of the Company's equity incentive plan practices and associated approvals over the period October 1999 through June 2006. In addition to its review of plan administration, the Internal Audit staff performed detailed audit procedures on more than 95% of share options granted through the regular and off-cycle grants during this period. The audit procedures covered 100% of named executive officers and Section 16 officers and directors. The Company's review included an evaluation of grant authorizations, an assessment of the appropriate measurement dates under Accounting Principles Board ("APB") Opinion No. 25, "*Accounting for Stock Issued to Employees*," and the application of appropriate equity pricing methodology.

The Company has determined that between October 1999 and 2002, there were several grants for which complete documentation was not available. As such, validation of the appropriate measurement date under APB Opinion No. 25 was difficult to determine with precision. For such grants, the Company determined an appropriate measurement date in reliance upon all available evidence and consideration of alternatives, including the communication date to grantees for all grants, to establish a reasonable date upon which equity recipients and share awards were known, fixed and ready to be communicated to employees. To the extent the Company was able to conclude that grant date lists were fixed and ready to be communicated to employees, the measurement date was considered to be the grant date. However, in many instances, the measurement date the Company used was the date that the equity award was communicated to the recipient.

The Company has concluded that errors relating to the Company's stock option accounting primarily resulted from: (a) incomplete documentation to enable application of accounting principles under APB Opinion No. 25; (b) the unintentional misapplication of generally accepted accounting principles; and (c) the absence of adequate control procedures in 1999 through early 2002 designed to ensure equity recipients and share awards were fixed and certain prior to the legal grant date.

The amount of aggregate compensation expense related to this item, which the Company should have recorded in prior periods, is $252 million pre-tax and $173 million after-tax, relating to grants awarded prior to the end of 2002. None of this amount relates to 2006, $17 million pre-tax ($8 million after-tax) relates to 2005 and $66 million pre-tax ($46 million after-tax) relates to 2004, as awards vested over the relevant vesting periods. Had the Company used the communication date as the measurement date in all instances, the difference in the amount recorded would not have been material to any period or in the aggregate.

Review of Equity Plan Compliance

Separately, the Company identified an error related to the recognition of compensation expense under the Company's employee stock purchase program in the United Kingdom. The aggregate compensation expense related to this item which the Company should have recorded in 2002-2005 is $29 million pre-tax and $20 million after-tax. None of this amount relates to 2006, $7 million pre-tax ($5 million after-tax) relates to 2005 and $19 million pre-tax ($13 million after-tax) relates to 2004.

Effect of Restatement

Taken together, these prior period errors result in an aggregate understatement of compensation expense of $281 million pre-tax and $193 million after-tax. Based on the findings of the items discussed above, the Company has restated its reported results for prior periods to reflect the impact of additional stock-based compensation expense in Corporate. The impact by year is as follows ($ in millions):

	2006	2005	2004	2003	2002	2001 and Prior	Total
Pre-tax impact	—	$24	$85	$84	$75	$13	$281
After-tax impact	—	$13	$59	$59	$53	$ 9	$193

The impact on the Consolidated Statements of Income for the years ended September 30, 2005 and 2004, and the Consolidated Balance Sheet as of September 30, 2005, as a result of the above restatement, is summarized in the tables below. There was no impact on total cash flows from operating, investing or financing activities within the Consolidated Statements of Cash Flows for the years ended September 30, 2005 and 2004. The amounts previously reported are derived from the

Form 10-K for the year ended September 30, 2005 filed on December 9, 2005 and have been reclassified for the effects of discontinued operations.

	Years Ended September 30,	
	2005	2004
	($ in millions)	
Operating income, as previously reported	$5,792	$5,231
Adjustments:		
Prior Period Stock Option Grant Practices	(17)	(66)
Equity Plan Compliance	(7)	(19)
Decrease	(24)	(85)
Operating income, as restated	$5,768	$5,146
Operating Margins:		
As previously reported	14.7%	13.8%
As restated	14.7%	13.6%

	Net Income		Accumulated Earnings
	Years Ended September 30,		At October 1,
	2005	2004	2003
	($ in millions)		
As previously reported	$3,032	$2,879	$2,961
Adjustments:			
Prior Period Stock Option Grant Practices	(8)	(46)	(119)
Equity Plan Compliance	(5)	(13)	(2)
Decrease[1]	(13)	(59)	(121)
As restated	$3,019	$2,820	$2,840

(1) The impact of the restatement described above on accumulated earnings was $59 million, $53 million, and $9 million for 2003, 2002 and 2001 and prior, respectively.

	Years Ended September 30,			
	2005		2004	
	Amounts Previously Reported	As Restated	Amounts Previously Reported	As Restated
	($ in millions, except per share data)			
Consolidated Statements of Income Data:				
Selling, general and administrative expenses	$ 8,205	$ 8,229	$ 8,097	$ 8,182
Operating income	5,792	5,768	5,231	5,146
Income from continuing operations before income taxes and minority interest	4,189	4,165	4,080	3,995
Income taxes	(1,123)	(1,112)	(1,138)	(1,112)
Income from continuing operations	3,057	3,044	2,928	2,869
Income before cumulative effect of accounting change	3,011	2,998	2,879	2,820
Net income	$ 3,032	$ 3,019	$ 2,879	$ 2,820
Basic earnings per share:				
Income from continuing operations	$ 1.52	$ 1.51	$ 1.46	$ 1.43
Income before cumulative effect of accounting change	1.50	1.49	1.44	1.41
Net income	$ 1.51	$ 1.50	$ 1.44	$ 1.41
Diluted earnings per share:				
Income from continuing operations	$ 1.45	$ 1.44	$ 1.37	$ 1.34
Income before cumulative effect of accounting change	1.42	1.42	1.35	1.32
Net income	$ 1.43	$ 1.43	$ 1.35	$ 1.32

	As of September 30, 2005	
	Amounts Previously Reported	As Restated
	($ in millions)	
Consolidated Balance Sheet Data:		
Assets		
Other assets	$ 5,225	$ 5,290
Total Assets	$62,621	$62,686
Liabilities and Shareholders' Equity		
Contributed surplus, net	$15,249	$15,507
Accumulated earnings[1]	7,993	7,800
Total Shareholders' Equity	32,450	32,515
Total Liabilities and Shareholders' Equity	$62,621	$62,686

[1] The impact of the restatement described above on accumulated earnings as of September 30, 2004 and October 1, 2003 was a decrease of $180 million and $121 million, respectively.

Overview

As previously reported in our periodic filings, on January 13, 2006, the Company announced that its Board of Directors approved a plan to separate the Company into three separate, publicly traded companies—Tyco Healthcare, one of the world's leading diversified healthcare companies; Tyco Electronics, the world's largest passive electronic components manufacturer; and a combination of Tyco Fire and Security and Engineered Products and Services, a global business with leading positions in residential and commercial security, fire protection, and industrial products and services (the "Proposed Separation"). After thorough reviews of strategic options with our Board of Directors, we believe that this strategy is the best way to position our market-leading companies for sustained growth and value creation.

Following the Proposed Separation, Tyco's shareholders will own 100% of the equity in all three companies through tax-free stock dividends. Each company will have its own independent Board of

Directors and strong corporate governance standards. We expect to file Registration Statements in connection with the Proposed Separation during the second quarter of 2007.

In connection with the Proposed Separation, the Company continues to estimate that the net economic cost to complete the transaction is expected to approximate $1.0 billion, largely for tax restructuring, debt refinancing, professional services and employee-related costs. Depending on prevailing market conditions through the date of the Proposed Separation, the Company anticipates that the corresponding income statement charges would be larger than net economic cost to complete the Proposed Separation. The difference between the income statement charges and the estimated net economic cost is expected to result from costs to retire, refinance or reassign debt, as well as non-cash charges. During 2006, the Company incurred $169 million of costs related to the Proposed Separation primarily related to legal, accounting and consulting work associated with executing the transaction.

Consummation of the Proposed Separation is subject to certain conditions, including final approval by the Tyco Board of Directors, receipt of certain tax rulings, necessary opinions of counsel, the filing and effectiveness of registration statements with the Securities and Exchange Commission ("SEC") and the completion of any necessary debt refinancings. Approval by the Company's shareholders is not required as a condition to the consummation of the Proposed Separation. Tyco has received an initial private letter ruling from the Internal Revenue Service ("IRS") regarding the U.S. federal income tax consequences of the Proposed Separation noting it will qualify for favorable tax treatment.

We are focused on growing profitability within each of these companies before and after the Proposed Separation, so that each may be well positioned for long-term growth as independent entities. Following the Proposed Separation, we expect that all three companies will be dividend-paying companies. As we prepare for the Proposed Separation, we remain committed to returning excess cash to shareholders. During 2006, we repurchased 95 million of our common shares for $2.5 billion under our share repurchase programs. We completed the $1.5 billion share repurchase program previously approved by the Board of Directors with the repurchase of 45 million of our common shares for $1.2 billion and we repurchased an additional 50 million of our common shares for $1.3 billion under the new $2.0 billion share repurchase program approved by the Board of Directors in May 2006. We have $659 million remaining on the $2.0 billion share repurchase program which we expect to complete prior to the Proposed Separation.

During 2006, holders of Tyco International Group S.A., a wholly-owned subsidiary of the Company organized under the laws of Luxembourg ("TIGSA") Series A 2.75% convertible senior debentures due 2018 with a 2008 put option converted $1.2 billion of these debentures into 54 million Tyco common shares and redeemed the remaining $1 million principal amount outstanding with cash. Additionally, we utilized $1.0 billion in cash for a scheduled repayment of public notes and terminated one of our synthetic lease facilities for a total cash payment of $203 million, reducing principal debt and minority interest by $191 million and $10 million, respectively. In October 2006, we exercised our right to buy five cable laying sea vessels that were previously included under an off-balance sheet leasing arrangement for $280 million.

During 2006, we completed the sale of our Plastics and Adhesives segment. Our Plastics, Adhesives and Ludlow Coated Products businesses were sold for net proceeds of $882 million and the A&E Products Group was sold for net proceeds of $2 million. During 2006, the Company also recorded a $30 million receivable due from the purchaser of the Plastics, Adhesives and Ludlow Coated Products businesses based on the decline of average resin prices during fiscal year 2006, as contemplated in the definitive sale agreement. This amount is payable to Tyco no later than January 2007. Additionally, we entered into a definitive agreement to sell Printed Circuit Group ("PCG"), a Tyco Electronics business and leading manufacturer of high-technology printed circuit boards for the military, aerospace and commercial markets, for $226 million. This transaction was completed on October 27, 2006 and a gain on sale of approximately $45 million is expected. As such, the operations of our Plastics and Adhesives segment and PCG business are reflected as discontinued operations in all periods presented. Details related to the Company's divestiture program and the related discontinued operations are discussed in "Discontinued Operations and Divestitures." We are continuing to assess the strategic fit of our various businesses and are considering additional divestitures where businesses do not align with our long term vision.

To further improve operating efficiency, during the first quarter of 2007, we have launched a restructuring program across all segments including the corporate organization which will streamline some of the businesses and reduce our operational footprint. We expect to incur charges of approximately $600 million over the next two years, of which $500 million is expected to be incurred in 2007. We expect that the total cash expenditures for this program will be approximately $450 million, of which $250 million is expected in 2007. We believe this restructuring program will strengthen our competitive position over the long term.

Operating Results

Net revenue and net income for the years ended September 29, 2006, and September 30, 2005 and 2004, as restated, was as follows ($ in millions):

	2006	2005 (Restated)	2004 (Restated)
Revenue from product sales	$33,146	$ 31,533	$ 29,886
Service revenue	7,814	7,772	8,074
Net revenue	$40,960	$ 39,305	$ 37,960
Operating income	$ 5,474	$ 5,768	$ 5,146
Interest income	134	123	91
Interest expense	(713)	(815)	(956)
Other expense, net	(11)	(911)	(286)
Income from continuing operations before income taxes and minority interest	4,884	4,165	3,995
Income taxes	(799)	(1,112)	(1,112)
Minority interest	(10)	(9)	(14)
Income from continuing operations	4,075	3,044	2,869
Loss from discontinued operations, net of income taxes	(348)	(46)	(49)
Income before cumulative effect of accounting change	3,727	2,998	2,820
Cumulative effect of accounting change, net of income taxes	(14)	21	—
Net income	$ 3,713	$ 3,019	$ 2,820

Net revenue increased $1.7 billion, or 4.2%, for 2006 as compared to 2005, as a result of growth in all segments, led by Electronics and Engineered Products and Services. Foreign currency exchange rates and the impact of acquisitions and divestitures negatively impacted 2006 revenue growth by $326 million and $125 million, respectively.

Operating income decreased $294 million, or 5.1%, for 2006 while operating margin decreased 1.3 percentage points to 13.4%. Operating income for 2006 was unfavorably impacted by charges of $426 million, consisting of separation costs of $169 million; incremental stock option charges of $161 million as required under Statement of Financial Accounting Standards ("SFAS") No. 123R, "*Share-Based Payment*," charges of $63 million related to purchased in-process research and development and net restructuring and impairment charges of $33 million, of which $6 million is included in cost of sales. Operating income for 2006 also included net gains and impairments on divestitures of $44 million, $72 million of income related to a settlement with a former executive and

$48 million of income resulting from a reduction in our estimated workers' compensation liabilities primarily due to favorable claims experience. In addition, foreign currency exchange rates negatively affected operating income by $52 million.

Net revenue increased $1.3 billion, or 3.5%, for 2005 as compared to 2004, which resulted from growth in all segments. Foreign currency exchange rates favorably affected 2005 by $873 million while the impact of divestitures and acquisitions negatively impacted the period by $689 million.

Operating income increased $622 million, or 12.1%, for 2005 while operating margin increased 1.1 percentage point to 14.7%. Operating income for 2005 was favorably impacted by the gain on the sale of the TGN business of $301 million. In addition, the year was unfavorably impacted by charges related to an adverse decision by the United States Court of Appeals for the Federal Circuit on a patent dispute in the Healthcare segment of $277 million, a charge related to an SEC enforcement action of $50 million and a charge relating to former executives' employment of $70 million. Foreign currency exchange rates favorably affected operating income by $142 million.

Results by Geographic Area

Net revenue by geographic area for the years ended September 29, 2006, September 30, 2005 and 2004 was as follows ($ in millions):

	2006	2005	2004
Net revenue:			
United States	$19,985	$19,298	$19,254
Other Americas	2,494	2,202	2,103
Europe	11,498	11,407	10,830
Asia-Pacific	6,983	6,398	5,773
Net revenue[1]	$40,960	$39,305	$37,960

[1] Revenue from external customers is attributed to individual countries based on the reporting entity that records the transaction.

Segment Results

The segment discussions that follow describe the significant factors contributing to the changes in results for each segment included in continuing operations.

Electronics

Net revenue, operating income and operating margin for Electronics for the years ended September 29, 2006, September 30, 2005 and 2004 were as follows ($ in millions):

	2006	2005	2004
Revenue from product sales	$12,515	$11,620	$10,921
Service revenue	209	154	450
Net revenue	$12,724	$11,774	$11,371
Operating income	$ 1,808	$ 1,849	$ 1,744
Operating margin	14.2%	15.7%	15.3%

Net revenue for Electronics increased $950 million or 8.1% in 2006 as compared to 2005, including a 7.7% increase in product revenue. The increase in net revenue reflects broad-based volume growth across most customer end markets, especially premise wiring, industrial machinery and equipment, consumer electronics, communications equipment manufacturing and communication service provider markets. These increases were partially offset by the impact of unfavorable changes in foreign currency exchange rates of $148 million.

Operating income and operating margin for 2006 decreased as compared to 2005 due primarily to increased material costs of $306 million, incremental stock option charges of $40 million required under SFAS No. 123R and negative changes in foreign currency exchange rates of $23 million. Additionally, operating income for 2006 included net restructuring, divestiture and impairment charges of $16 million, of which $6 million is reflected in cost of sales, as compared to net restructuring and other credits of $10 million in 2005, discussed below. Operating income for 2006 also includes $3 million related to the Proposed Separation.

Net revenue for Electronics increased $403 million or 3.5% in 2005 as compared to 2004, including a 6.4% increase in product revenue. The increase in net revenue was driven primarily by sales to the automotive, aerospace and defense, consumer electronics, power utilities, communications equipment manufacturing and communication service provider markets. In addition, revenue increased substantially due to favorable changes in foreign currency exchange rates of $291 million. These increases were partially offset by the impact of the divestiture of the Electrical Contracting Services business of $353 million.

Operating income and operating margin for 2005 increased as compared to 2004 due primarily to increased sales volume, cost savings initiatives and favorable changes in foreign currency exchange rates of $57 million. These increases were partially offset by an 80 basis point impact of increased commodity costs. Additionally, operating income for 2005 included net restructuring and other credits of $10 million, as compared to net restructuring, divestiture and impairment charges of $20 million in 2004.

Fire and Security

Net revenue, operating income and operating margin for Fire and Security for the years ended September 29, 2006, September 30, 2005 and 2004 were as follows ($ in millions):

	2006	2005	2004
Revenue from product sales	$ 5,426	$ 5,299	$ 5,343
Service revenue	6,227	6,204	6,104
Net revenue	$11,653	$11,503	$11,447
Operating income	$ 1,190	$ 1,216	$ 899
Operating margin	10.2%	10.6%	7.9%

Net revenue for Fire and Security increased $150 million or 1.3% in 2006 as compared to 2005, including a 2.4% increase in product revenue. Revenue from product sales includes sales and installation of security, fire protection and other systems. Net revenue increased due to growth in Worldwide Fire Protection Contracting and Services primarily related to electrical and mechanical contracting as well as growth in the North American and international markets in our Worldwide Electronic Security Services. These increases were offset by the impact of acquisitions and divestitures of $117 million, unfavorable changes in foreign currency exchange rates of $60 million, and a decrease in sales of breathing and fire detection products within Safety Products.

Operating income decreased $26 million in 2006 over the prior year primarily as a result of lower margins, increased investments in selling and marketing and a decline in European recurring monitoring revenues within Worldwide Electronic Security Services. Results for the current period included net restructuring, impairment and divestiture charges of $11 million as compared to net restructuring, impairment and divestiture charges of $28 million in 2005. Operating income for 2006 was favorably impacted by cost savings related to operational excellence initiatives and prior year restructuring programs. In addition, 2006 operating income was unfavorably impacted by $2 million related to the Proposed Separation as well as incremental stock option charges of $35 million required under SFAS No. 123R.

Attrition rates for customers in our Worldwide Electronic Security Services business decreased to 13.8% on a trailing twelve-month basis for 2006, as compared to 14.8% for 2005 and 15.1% in 2004.

Net revenue for Fire and Security remained relatively level during 2005 as compared to 2004 as the decrease in product revenue was offset by an increase in service revenue. Revenue from product sales includes sales and installation of security, fire protection and other systems. Net revenue increased due to favorable changes in foreign currency exchange rates of $274 million and, to a lesser extent, increased sales volume of breathing and intrusion products at Tyco Safety Products as well as growth in our European fire services business. These increases were offset by the impact of divestitures of $315 million and decreased sales at our security business in Europe.

Operating income increased $317 million in 2005 over the prior year. Results for the current period included net restructuring, impairment and divestiture charges of $28 million as compared to net restructuring, impairment and divestiture charges of $264 million in 2004. Operating income for 2005 was also favorably impacted by foreign currency exchange rates of $26 million as well as cost savings related to operational excellence initiatives and prior year restructuring programs. These cost reductions were partially offset by increased investment in sales and marketing.

Healthcare

Net revenue, operating income and operating margin for Healthcare for the years ended September 29, 2006, September 30, 2005 and 2004 were as follows ($ in millions):

	2006	2005	2004
Revenue from product sales	$9,579	$9,477	$9,040
Service revenue	62	66	70
Net revenue	$9,641	$9,543	$9,110
Operating income	$2,200	$2,286	$2,365
Operating margin	22.8%	24.0%	26.0%

Net revenue for Healthcare increased $98 million or 1.0% in 2006 as compared to 2005. This increase was largely driven by the International and Surgical divisions within Medical Devices & Supplies as a result of strong growth across the majority of geographic regions in surgical sales including laparoscopy, ablation and vessel sealing, and to a lesser extent, sutures. Also contributing to the revenue increase was volume growth in Bulk Pharmaceuticals (active pharmaceutical ingredients) and Retail, with growth primarily driven by new product sales and distribution, growth in Latin America, as well as favorable economic trends and strategic promotional efforts in key markets. These increases were partially offset by the adverse impact of voluntary product recalls in Imaging and lower volume sales within Respiratory, in addition to the negative changes in foreign currency exchange rates of $93 million.

Operating income and operating margin decreased $86 million and 1.2 percentage points, respectively, as compared to 2005. The increased volume in Medical Devices & Supplies, discussed above, was more than offset by unfavorable manufacturing performance primarily in Respiratory and Imaging, as a result of lower volumes and higher expenses primarily associated with voluntary product recalls, as well as weakness in Retail of $40 million. Also contributing to the decrease in operating income, although to a lesser extent, was additional investments in research and development and selling expenses. Operating income was adversely impacted by a charge of $63 million related to purchased in-process research and development, incremental stock option charges required under SFAS No. 123R of $37 million, $2 million of charges related to the Proposed Separation and a $31 million negative impact related to foreign currency exchange rates. Additionally, operating income for 2006 included a gain on divestiture of $48 million, primarily relating to a sale of a business within Medical Devices and Supplies.

Net revenue for Healthcare increased $433 million or 4.8% in 2005 as compared to 2004. This increase resulted primarily from growth in existing businesses and, to a lesser extent, favorable changes in foreign currency exchange rates of $141 million. Growth in Healthcare's underlying businesses was principally driven by increased revenue within Medical Devices & Supplies which was largely the result of increased sales volume in the International division, primarily in Europe, due to a sales force investment and sales growth in vessel sealing, laparoscopy, and stapling. Increased sales at the Surgical division within Medical Devices & Supplies also strongly contributed, due to enhanced contracting with group purchasing organizations, increased acceptance of Laparoscopic Gastric By-Pass procedures and increased adoption of LigaSure device. Pharmaceuticals also contributed to the increase in revenue, although to a lesser extent. These increases were partially offset by decreased sales in Retail primarily due to a difficult competitive environment and customer consolidations.

The decreases in operating income and operating margin in 2005 as compared to 2004 were due primarily to a $277 million charge recorded in the fourth quarter of 2005, associated with the adverse decision by the United States Court of Appeals for the Federal Circuit on a previously disclosed legal matter. (Refer to Note 18 to the Consolidated Financial Statements for further discussion.) This charge, combined with declines in the Retail division as a result of the competitive environment mentioned above as well as increased material and transportation costs, was offset by substantial increases from other divisions, specifically the International and Surgical divisions within Medical Devices & Supplies as well as within Pharmaceutical. Increases in these divisions were due to strong sales growth as mentioned above, combined with a favorable product mix. Also positively impacting the segment were reduced administrative expenses at the segment level, as well as favorable foreign exchange rates of $41 million.

Engineered Products and Services

Net revenue, operating income and operating margin for Engineered Products and Services for the years ended September 29, 2006, September 30, 2005 and 2004 were as follows ($ in millions):

	2006	2005	2004
Revenue from product sales	$5,625	$5,137	$4,582
Service revenue	1,317	1,319	1,425
Net revenue	$6,942	$6,456	$6,007
Operating income	$ 676	$ 672	$ 620
Operating margin	9.7%	10.4%	10.3%

Net revenue for Engineered Products and Services increased $486 million or 7.5% in 2006 as compared to 2005. The increase in net revenue was largely driven by Flow Control as a result of strong project volume in the Pacific Region and favorable market conditions in Asia and North America, as well as increased selling prices in Electrical & Metal Products due to higher costs of copper. To a lesser extent, Tyco Fire & Building Products experienced growth in the industrial and commercial construction markets and increased price realization. The above increases in revenue were partially offset by a decrease at Infrastructure Services as a result of a strategic decision to be more selective in bidding for new projects, which has resulted in fewer but more profitable projects, and unfavorable changes in foreign currency exchange rates of $25 million.

Operating income remained relatively level in 2006 as compared to 2005. Both the revenue growth at Flow Control and Fire & Building Products, as well as favorable copper spreads in Electrical &

Metal Products and higher margin projects at Infrastructure Services contributed positively to operating income in 2006. Offsetting this growth was a $100 million charge relating to the Voluntary Replacement Program for certain sprinkler heads (see Note 16 to the Consolidated Financial Statements) and incremental stock option charges of $17 million required under SFAS No. 123R.

Net revenue for Engineered Products and Services increased $449 million or 7.5% in 2005 as compared to 2004. The increase in net revenue was largely driven by increased selling prices in Electrical & Metal Products due to higher costs of steel and other raw materials. In addition, Flow Control and, to a lesser extent, Tyco Fire & Building Products experienced growth in the industrial and commercial construction markets. Favorable changes in foreign currency exchange rates of $167 million also contributed to the increase in revenue. The above increases in revenue were partially offset by a decrease at Infrastructure Services as a result of a strategic decision to be more selective in bidding for new projects, which has resulted in fewer but more profitable projects.

The increases in operating income and operating margin in 2005 as compared to 2004 were due primarily to increased volume and demand within the industrial and commercial markets, along with the impact of operational excellence initiatives, cost reductions from prior period restructuring programs and favorable changes in foreign currency exchange rates of $21 million. These increases more than offset the impact of higher raw material costs. Additionally, 2005 operating income includes $4 million of net restructuring, impairment and divestiture charges as compared to the $62 million of net restructuring, impairment and divestiture charges in 2004.

Corporate

Corporate net revenue was $29 million and $25 million in 2005 and 2004, respectively, which related to the TGN business which was sold in the third quarter of 2005. Corporate expense was $400 million, $255 million and $482 million in 2006, 2005 and 2004, respectively. Corporate expense for 2006 includes $162 million related to the Proposed Separation and incremental stock option charges of $32 million required under SFAS No. 123R. Corporate expense also includes income related to a settlement with a former executive of $72 million as well as $48 million of income resulting from a reduction in our estimated workers' compensation liabilities primarily due to favorable claims experience. Operating income for 2005 and 2004 has been restated to reflect additional compensation expense of $24 million and $85 million, respectively, related to the review of prior period stock option grant practices and equity plan compliance. See Note 1 to the Consolidated Financial Statements.

Corporate expense for 2005 includes a $301 million gain on the sale of the TGN business and TGN operating losses of $54 million. In addition, corporate expenses for 2005 included a $50 million charge representing the fines and penalties that the Company paid to resolve the matters raised in the SEC investigation that commenced in June 2002, as well as a $70 million charge for estimated legacy contingencies related to former executives' employment.

Corporate expense for 2004 includes net charges of $14 million, which consists of charges for the impairment of long-lived assets of $8 million and net restructuring charges of $6 million primarily attributable to severance related to the relocation of the corporate headquarters. Expense also included $73 million of operating losses related to the TGN.

Interest Income and Expense

Interest income was $134 million in 2006, as compared to $123 million and $91 million in 2005 and 2004, respectively.

Interest expense was $713 million in 2006, as compared to $815 million in 2005 and $956 million in 2004. The decrease in interest expense in 2006 is primarily driven by lower debt balances, partially offset by the impact of higher interest rates on our interest rate swap program as compared to 2005.

The decrease in interest expense in 2005 over 2004 is primarily the result of lower debt balances, partially offset by the impact of higher interest rates on our interest rate swap program compared to 2004. The weighted-average rates of interest on total debt outstanding during 2006, 2005 and 2004 were 5.9%, 5.6% and 5.2%, respectively.

Other Expense, Net

During 2006, other expense, net consisted primarily of a loss relating to the write-down of certain investments to their net realizable value.

During 2005, other expense, net included a loss on the retirement of debt. The Company repurchased $1,241 million principal amount of its outstanding 2.75% convertible senior debentures for $1,823 million and $750 million principal amount of its outstanding 3.125% convertible senior debentures for $1,147 million. These repurchases resulted in a $1,013 million loss on the retirement of debt, including the write-off of unamortized debt issuance costs.

Also during 2005, other expense, net included income of $109 million related to a court-ordered restitution award. On September 12, 2002, indictments were filed in the Supreme Court of the State of New York against Mr. L. Dennis Kozlowski, our former Chairman and Chief Executive Officer, and Mr. Mark H. Swartz, our former Chief Financial Officer and director (together, the "Defendants"), alleging enterprise corruption, fraud, conspiracy, grand larceny, falsifying certain business records and other crimes. On June 17, 2005, a jury convicted the Defendants on 22 of 23 counts in the indictment. On September 19, 2005, the Defendants were sentenced in New York State Supreme Court to serve eight and one third years to twenty five years in prison and to make joint restitution to the Company in the amount of $134 million, resulting from the larceny convictions.

The restitution award is comprised of $109 million of previously expensed compensation made to the defendants and reported as other expense, net in prior years and $25 million related to a loan receivable from one of the Defendants which had been and remains reflected in the Company's consolidated financial statements as a receivable. The Defendants have filed a notice of appeal of the convictions. The Company considered the collectibility of the restitution award and assessed the likelihood of the Defendants' success upon appeal of the larceny convictions, which, if successful, could result in a change to the restitution order, and has concluded that receipt of the restitution award is probable. The Court ordered the restitution payment to be made by no later than one year from the date of sentencing. Tyco has initiated the process of collecting the restitution payment owed, subject to the pending appeal. During October 2006, the Company received payment of $38 million relating to the restitution and expects to receive the remaining amount in the second quarter of 2007.

During 2004, other expense, net consisted primarily of a loss on the retirement of debt. The Company repurchased $303 million of its 7.2% notes due 2008 for cash of $341 million, which resulted in a $38 million loss, including the write-off of unamortized debt issuance costs. Additionally, the Company repurchased $517 million of its outstanding 2.75% convertible senior debentures with a 2008 put option. The total purchase price paid was $750 million and the repurchase resulted in a $241 million loss on the retirement of debt, including the write-off of unamortized debt issuance costs.

Income Taxes

Our effective income tax rate was 16.4%, 26.7% and 27.8% for 2006, 2005 and 2004, respectively. The decrease in the effective tax rate from 2005 to 2006 was primarily the result of additional releases of deferred tax asset valuation allowances, as a result of improved historical and projected profitability in certain jurisdictions, and a $127 million favorable adjustment to correct prior year tax reserves on legacy tax matters. The decrease in the effective tax rate from 2004 to 2005 is primarily the result of the release of valuation allowances, benefits realized related to the TGN divestiture, as well as the court-ordered restitution award related to certain former executives for which there is no tax obligation and, to a lesser extent, increased profitability in operations in jurisdictions with lower tax rates. This decrease is partially offset by an increase in charges for which no tax benefit was available such as the loss on retirement of debt, asset impairments and the estimated settlement of the SEC enforcement action.

The valuation allowance for deferred tax assets of $1,731 million and $1,871 million at September 29, 2006 and September 30, 2005, respectively, relates principally to the uncertainty of the utilization of certain deferred tax assets, primarily tax loss and credit carryforwards in various jurisdictions. We believe that we will generate sufficient future taxable income to realize the tax benefits related to the remaining net deferred tax assets on our Consolidated Balance Sheets. The valuation allowance was calculated in accordance with the provisions of SFAS No. 109, *"Accounting for Income Taxes,"* which requires a valuation allowance be established or maintained when it is "more likely than not" that all or a portion of deferred tax assets will not be realized.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations. We recognize potential liabilities and record tax liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. These tax liabilities are reflected net of related tax loss carryforwards. We adjust these liabilities in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. Further, management has reviewed with tax counsel the issues raised by these taxing authorities and the adequacy of these recorded amounts. Substantially all of these potential tax liabilities are recorded in other liabilities on the Consolidated Balance Sheets as payment is not expected within one year.

The Company and its subsidiaries' income tax returns are periodically examined by various tax authorities. In connection with such examinations, tax authorities, including the United States Internal Revenue Service ("IRS"), have raised issues and proposed tax adjustments. The Company is reviewing and contesting certain of the proposed tax adjustments. Amounts related to these tax adjustments and other tax contingencies that management has assessed as probable and estimable have been recorded. While the timing and ultimate resolution of these matters is uncertain, the Company anticipates that certain of these matters could be resolved during 2007.

The IRS continues to audit the years 1997 to 2000. In 2004 the Company submitted to the IRS proposed adjustments to these prior period U.S. federal income tax returns, resulting in a reduction in the taxable income previously filed. During 2006, the IRS accepted substantially all of the proposed adjustments. These adjustments did not have a material impact on the financial condition, results of operations or cash flows of the Company.

During 2006, the Company has developed amendments to U.S. federal income tax returns for additional periods. On the basis of previously accepted amendments, the Company has determined that acceptance of these adjustments is probable and accordingly has recorded them in the Consolidated Financial Statements. Such adjustments did not have a material impact on the Company's financial condition, results of operations or cash flows.

Except for earnings that are currently distributed, no additional provision has been made for U.S. or non-U.S. income taxes on the undistributed earnings of subsidiaries or for unrecognized deferred tax liabilities for temporary differences related to investments in subsidiaries, as such earnings are expected to be permanently reinvested, the investments are essentially permanent in duration, or the Company has concluded that no additional tax liability will arise as a result of distribution of such earnings. A liability could arise if amounts are distributed by such subsidiaries or if such subsidiaries are ultimately disposed. It is not practicable to estimate the additional income taxes related to permanently reinvested earnings or the basis differences related to investments in subsidiaries.

Discontinued Operations and Divestitures

Discontinued Operations

During 2006, the Company consummated the sale of the Plastics, Adhesives and Ludlow Coated Products businesses as well as the A&E Product business for $975 million and $6 million in gross cash proceeds, respectively. Working capital and other adjustments resulted in net proceeds of $882 million for the sale of the Plastics, Adhesives and Ludlow Coated Products businesses. During 2006, the Company also recorded a $30 million receivable due from the purchaser of the Plastics, Adhesives and Ludlow Coated Products businesses based on the decline of average resin prices during fiscal year 2006, as contemplated in the definitive sale agreement. This amount is payable to Tyco no later than January 2007. Net cash proceeds received for the sale of the A&E Products business was $2 million, which does not include working capital provisions which are expected to be settled prior to the end of calendar year 2006. Both businesses met the held for sale and discontinued operations criteria and have been included in discontinued operations in all periods presented.

During 2006, the Company recorded a $261 million and $26 million pre-tax loss on sale from discontinued operations related to the Plastics, Adhesives and Ludlow Coated Products businesses and A&E Products business, respectively, which include $275 million and $22 million, respectively, of pre-tax impairment charges to write the businesses down to their fair values less costs to sell. Fair values used for the respective impairment assessments were based on existing market conditions and the terms and conditions included or expected to be included in the respective sale agreements.

During 2006, the Company approved a plan to divest the Printed Circuit Group ("PCG") business, a component of the Electronics segment, and also entered into a definitive sale agreement to sell PCG for $226 million in cash. During 2006, the Company recorded a $4 million pre-tax loss on sale from discontinued operations for PCG related to the divestiture of the PCG Spain business as well as certain other costs to sell. The sale of PCG was completed in October 2006 and the Company expects to record a gain on the sale of approximately $45 million. See Note 28 to the Consolidated Financial Statements. The PCG business met the held for sale and discontinued operations criteria and has been included in discontinued operations in all periods presented.

In 2005, Tyco announced its intent to explore the divesture of its Plastics, Adhesives and Ludlow Coated Products businesses, as well as the A&E Products business, a global manufacturer of plastic film, specialty tapes and adhesives, coated products and garment hangers. As a result of consideration for potential sale and deteriorating operating results in the A&E Products business, the Company performed an interim assessment of the recoverability of both goodwill and long-lived assets and determined that the book value of certain long-lived assets in the A&E Products business was greater than their estimated fair value and consequently recorded a long-lived asset impairment of $40 million and goodwill impairment charge of $162 million. Fair value used for the impairment assessment was based on probability-weighted expected future cash flow of the assets.

During 2005, the Company divested 8 businesses which were reported as discontinued operations within Fire and Security, Engineered Products and Services and the Plastics and Adhesives business segment. The Company reported losses on sale or additional impairments to write the carrying value of such assets down to their estimated fair value less costs to sell of $60 million during 2005.

During 2004, the Company reported losses on the sale of discontinued operations of $132 million to write the carrying value of such assets down to their fair value less cost to sell.

For the additional 8 businesses in 2005 and the divested businesses in 2004, fair value used for the impairment assessment was primarily based on the terms and conditions included or expected to be included in the sales agreements.

(Gains) losses on divestitures

During 2004, the Company divested twenty-one and liquidated four non-core businesses across all business segments primarily within Fire and Security. During 2004, the Company recorded net losses and impairments on divestitures of $116 million in continuing operations in connection with the divestiture or write-down to fair value of certain held for sale businesses.

During 2005, Tyco agreed to sell the TGN, its undersea fiber optic telecommunication network. The sale was consummated on June 30, 2005. As part of the sale transaction, Tyco received gross cash proceeds of $130 million, and the purchaser assumed certain liabilities. In connection with this sale, Tyco recorded a $301 million gain which is reflected in (gains) losses on divestitures in the Consolidated Statement of Income for 2005. The Company has presented the operations of the TGN in continuing operations as the criteria for discontinued operations were not met.

During 2005, the Company divested 10 businesses that were reported as continuing operations in Fire and Security, Healthcare and Engineered Products and Services. The Company recorded net losses and impairments on divestitures of $32 million, including a $3 million charge reflected in cost of sales, in connection with the divestiture and liquidation of these businesses, as well as the write-down to estimated fair value of certain held for sale businesses.

During 2006, the Company divested 6 businesses that were reported as continuing operations in Fire and Security and Healthcare. The Company recorded net gains on divestitures of $46 million in connection with the divestiture of these businesses, less $2 million of divestiture charges related to the write-down to estimated fair value and costs to sell certain other held for sale businesses.

For the divested businesses during 2006, 2005 and 2004, fair value used for the impairment assessment was primarily based on the terms and conditions included or expected to be included in the sales agreements.

Acquisitions

During 2006, Tyco's Healthcare segment acquired over 90% ownership in Floreane Medical Implants, S.A. ("Floreane") for approximately $123 million in cash, net of cash acquired of $3 million. Floreane is an innovator in the development of surgical support implants for parietal, urological and gynecological surgery. The remaining outstanding shares would be acquired if they become available. The Company recorded a $3 million in-process research and development charge in conjunction with the acquisition.

During 2006, Tyco's Healthcare segment also acquired over 50% ownership of Airox S.A. ("Airox") for approximately $59 million, net of cash acquired of $4 million. Airox is a leading European company in the home respiratory ventilation systems business. Tyco expects to acquire the remaining Airox shares in a mandatory tender offer. The initial share purchase and the subsequent tender offer combined are expected to total approximately $108 million. The Company has also recorded an $11 million in-process research and development charge in conjunction with the acquisition. The charge relates to the development of second generation technology which has not yet obtained regulatory approval. As of the acquisition date, the in-process research and development was not considered to be technologically feasible or to have any alternative future use.

During 2006, Tyco's Healthcare segment also acquired Confluent Surgical, Inc. ("Confluent"). The total purchase price is expected to be $246 million. As of September 29, 2006, the Company has paid approximately $200 million in cash, net of cash acquired of $12 million. The Company has also deposited approximately $34 million of the total purchase price into an escrow account related to closing balance sheet adjustments and certain indemnifications to be resolved through fiscal 2008. The Company recorded a $49 million in-process research and development charge in conjunction with the acquisition related to technology which Confluent is developing for numerous applications across several surgical disciplines which have not yet received regulatory approval. As of the acquisition date, the in-process research and development was not considered to be technologically feasible or to have any alternative future use.

Cash paid for other acquisitions in 2006 totaled $31 million, net of $8 million cash acquired.

In July 2005, Tyco's Healthcare segment acquired Vivant Medical Inc. ("Vivant"), a developer of microwave ablation medical technology. The transaction is valued at approximately $66 million cash, with up to approximately $35 million additional cash to be paid in the future based on achieving certain milestones.

Cash paid, net of cash acquired, for various other acquisitions totaled $16 million.

During 2004, the Company completed the acquisition of two businesses within Engineered Products and Services and Fire and Security for an aggregate cost of $9 million.

These acquisitions were funded utilizing cash from operations. The results of operations of the acquired companies have been included in Tyco's consolidated results from the respective acquisition dates. These acquisitions did not have a material effect on the Company's financial position, results of operations or cash flows.

Cumulative Effect of Accounting Change

During 2006, the Company adopted Financial Accounting Standards Board Interpretation ("FIN") No. 47, *"Accounting for Conditional Asset Retirement Obligations—an Interpretation of FASB Statement No. 143."* Accordingly, the Company has recognized asset retirement obligations of $32 million and property, plant and equipment, net of $10 million in its Consolidated Balance Sheet at September 29, 2006. In addition, the Company recorded a cumulative effect of accounting change which resulted in a $14 million after-tax loss ($22 million pre-tax). Refer to Note 1 to the Consolidated Financial Statements for additional information on FIN No. 47.

During 2005, the Company changed the measurement date for its pension and postretirement benefit plans, from September 30th to August 31st, effective October 1, 2004. The Company believes that the one-month change of measurement date is a preferable change as it allows management adequate time to evaluate and report the actuarial information in the Company's Consolidated Financial Statements under the accelerated reporting deadlines. As a result of this change, the Company recorded a $21 million after-tax gain ($28 million pre-tax) cumulative effect of accounting change. Refer to Note 19 to the Consolidated Financial Statements for additional information on retirement plans.

Change in Fiscal Year and Reporting Calendar Alignment

Effective October 1, 2004, Tyco changed its fiscal year end from a calendar fiscal year ending September 30 to a "52-53 week" year ending on the last Friday of September, such that each quarterly period will be 13 weeks in length. In addition, certain of the Company's subsidiaries had consistently closed their books up to one month prior to the Company's fiscal period end. These subsidiaries now report results for the same period as the reported results of the consolidated Company. The impact of this change was not material to the Consolidated Financial Statements. Net income for the transition period related to this change was $26 million and was reported within Shareholders' Equity during 2005.

Critical Accounting Policies and Estimates

The preparation of Consolidated Financial Statements in conformity with GAAP requires management to use judgment in making estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses. The following accounting policies are based on, among other things, judgments and assumptions made by management that include inherent risks and uncertainties. Management's estimates are based on the relevant information available at the end of each period.

Depreciation and Amortization Method for Security Monitoring Systems—Tyco generally considers its electronic security assets in three asset pools: internally generated residential systems, internally generated commercial systems and customer accounts acquired through the ADT dealer program. The determination of the depreciable lives of subscriber systems, as defined below, included in property, plant and equipment, and the amortizable lives of customer contracts and related customer relationships included in intangible assets, are primarily based on historical attrition rates, third-party lifing studies and the useful life of the underlying tangible asset. The realizable value and remaining useful lives of these assets could be impacted by changes in customer attrition rates. If the attrition rates were to rise, Tyco may be required to accelerate the depreciation and amortization.

With respect to Tyco's depreciation policy for security monitoring systems installed in residential and commercial customer premises, the costs of these systems are combined in separate pools for internally generated residential and internally generated commercial account customers (collectively "subscriber systems"), and generally depreciated over ten to fourteen years. Tyco concluded that for residential and commercial account pools the straight-line method of depreciation over a ten to fourteen-year period continues to be appropriate given the observed actual attrition data for these pools.

Tyco purchases residential security monitoring contracts from an external network of independent dealers who operate under the ADT dealer program. The purchase price of these customer contracts is recorded as an intangible asset (i.e., contracts and related customer relationships).

Intangible assets arising from the ADT dealer program are amortized in pools determined by the month of contract acquisition on an accelerated basis over the period and pattern of economic benefit that is expected to be obtained from the customer relationship. Tyco believes that the accelerated method that presently best achieves the matching objective described above is the double-declining balance method based on a ten-year life for the first eight years of the estimated life of the customer relationships converting to the straight-line method of amortization for the remaining four years of the estimated relationship period. Actual attrition data is regularly reviewed in order to assess the continued applicability of the accelerated method of amortization described above.

Attrition rates for customers in our Worldwide Electronic Security Services business were 13.8%, 14.8% and 15.1% on a trailing 12-month basis for 2006, 2005 and 2004, respectively.

Revenue Recognition—Contract sales for the installation of fire protection systems, large security intruder systems, undersea fiber-optic cable systems and other construction related projects are recorded primarily on the percentage-of-completion method. Profits recognized on contracts in process are based upon contracted revenue and related estimated cost to completion. The risk of this methodology is its dependence upon estimates of costs to completion, which are subject to the uncertainties inherent in long-term contracts. Revisions in cost estimates as contracts progress have the effect of increasing or decreasing profits in the current period. Provisions for anticipated losses are made in the period in which they first become determinable. If estimates are inaccurate, there is risk that our revenue and profits for the period may be overstated or understated.

Product discounts granted are based on the terms of arrangements with direct, indirect and other markets participants. Rebates are estimated based on sales terms, historical experience and trend analysis.

Loss Contingencies—Accruals are recorded for various contingencies including legal proceedings, self-insurance and other claims that arise in the normal course of business. The accruals are based on judgment, the probability of losses and, where applicable, the consideration of opinions of internal and/or external legal counsel and actuarially determined estimates. Additionally, the Company records receivables from third party insurers when recovery has been determined to be probable.

Income Taxes—In determining income for financial statement purposes, we must make certain estimates and judgments. These estimates and judgments affect the calculation of certain tax liabilities and the determination of the recoverability of certain of the deferred tax assets, which arise from temporary differences between the tax and financial statement recognition of revenue and expense.

In evaluating our ability to recover our deferred tax assets we consider all available positive and negative evidence including our past operating results, the existence of cumulative losses in the most recent years and our forecast of future taxable income. In estimating future taxable income, we develop assumptions including the amount of future state, federal and international pretax operating income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying businesses.

We currently have recorded significant valuation allowances that we intend to maintain until it is more likely than not the deferred tax assets will be realized. Our income tax expense recorded in the future will be reduced to the extent of decreases in our valuation allowances. The realization of our remaining deferred tax assets is primarily dependent on future taxable income in the appropriate jurisdiction. Any reduction in future taxable income including but not limited to any future restructuring activities may require that we record an additional valuation allowance against our deferred tax assets. An increase in the valuation allowance would result in additional income tax expense in such period and could have a significant impact on our future earnings. If a change in a valuation allowance occurs, which was established in connection with an acquisition, such adjustment may impact goodwill rather than the income tax provision.

Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. Management is not aware of any such changes that would have a material effect on the Company's results of operations, cash flows or financial position.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations. We recognize potential liabilities and record tax liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. These tax liabilities are reflected net of related tax loss carryforwards. We adjust these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. If our estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary. If the tax liabilities relate to tax uncertainties existing at the date of the acquisition of a business, the adjustment of such tax liabilities will result in an adjustment to the goodwill recorded at the date of acquisition.

Goodwill and Intangible Assets—Goodwill and indefinite-lived intangible assets are assessed for impairment annually and more frequently if a triggering event occurs. In performing this assessment, management relies on a number of factors including operating results, business plans, economic projections, anticipated future cash flows, and transactions and market place data. There are inherent uncertainties related to these factors and judgment in applying them to the analysis of goodwill impairment. Since judgment is involved in performing goodwill valuation analyses, there is risk that the carrying value of our goodwill may be overstated or understated.

We elected to make the first day of the fourth quarter the annual impairment assessment date for all reporting units. When testing for goodwill impairment, the Company follows the guidance prescribed in SFAS No. 142, *"Goodwill and Other Intangible Assets."* First, the Company performs a step I goodwill impairment test to identify a potential impairment. In doing so, the Company compares the fair value of a reporting unit with its carrying amount. If the carrying amount of a reporting unit exceeds its fair value, goodwill is considered impaired and a step II goodwill impairment test is performed to measure the amount of impairment loss. In the step II goodwill impairment test, the Company compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner that the amount of goodwill recognized in a business combination is determined. The Company allocates the fair value of a reporting unit to all of the assets and liabilities of that unit, including intangible assets, as if the reporting unit had been acquired in a business combination. Any excess of the value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill.

Disruptions to our business such as end market conditions and protracted economic weakness, unexpected significant declines in operating results of reporting units, the divestiture of a significant component of a reporting unit and market capitalization declines may result in our having to perform a goodwill impairment first step valuation analysis for some or all of our reporting units prior to the required annual assessment. These types of events and the resulting analysis could result in goodwill impairment charges in the future.

There were no goodwill impairments related to continuing operations during 2006, 2005 and 2004. Goodwill impairments included in loss from discontinued operations in 2005 totaled $162 million.

Long-Lived Assets—Assets held and used by the Company, including property, plant and equipment and amortizable intangible assets, are reviewed for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets to be held and used, a recoverability test is performed based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates, reflecting varying degrees of perceived risk. Impairments to long-lived assets to be disposed of are recorded based upon the fair value of the applicable assets. Since judgment is involved in determining the fair value and useful lives of long-lived assets, there is a risk that the carrying value of our long-lived assets may be overstated or understated.

Pension and Postretirement Benefits—Our pension expense and obligations are developed from actuarial valuations. Two critical assumptions in determining pension expense and obligations are the discount rate and expected long-term return on plan assets. We evaluate these assumptions at least annually. Other assumptions reflect demographic factors such as retirement, mortality and turnover and are evaluated periodically and updated to reflect our actual experience. Actual results may differ from actuarial assumptions. The discount rate represents the market rate for high-quality fixed income investments and is used to calculate the present value of the expected future cash flows for benefit obligations under our pension plans. A decrease in the discount rate increases the present value of pension benefit obligations. A 25 basis point decrease in the discount rate would increase our present value of pension obligations by approximately $225 million. We consider the current and expected asset allocations of our pension plans, as well as historical and expected long-term rates of return on those types of plan assets, in determining the expected long-term return on plan assets. A 50 basis point decrease in the expected long-term return on plan assets would increase our pension expense by approximately $20 million.

Liquidity and Capital Resources

The sources of our cash flow from operating activities and the use of a portion of that cash in our operations for the years ended September 29, 2006, and September 30, 2005 and 2004, as restated, were as follows ($ in millions):

	2006	2005 (Restated)	2004 (Restated)
Cash flows from operating activities:			
Operating income	$ 5,474	$ 5,768	$ 5,146
Non-cash restructuring and asset impairment charges (credits), net	9	(13)	16
(Gains) losses on divestitures	(44)	(271)	111
In-process research and development	63	—	—
Depreciation and amortization[1]	2,065	2,084	2,098
Non-cash compensation expense	275	99	121
Deferred income taxes	72	(28)	167
Provision for losses on accounts receivable and inventory	174	232	317
Other, net[2]	(47)	148	79
Net increase in working capital	(1,069)	(61)	(873)
Interest income	134	123	91
Interest expense	(713)	(815)	(956)
Income tax expense	(799)	(1,112)	(1,112)
Net cash provided by operating activities	$ 5,594	$ 6,154	$ 5,205
Other cash flow items:			
Capital expenditures, net[3]	$(1,514)	$(1,263)	$ (987)
Decrease in sale of accounts receivable	9	18	929
Acquisition of customer accounts (ADT dealer program)	(373)	(328)	(254)
Purchase accounting and holdback liabilities	(19)	(47)	(104)
Voluntary pension contributions	2	115	567

(1) Includes depreciation expense of $1,415 million, $1,431 million and $1,407 million in 2006, 2005 and 2004, respectively and amortization of intangible assets of $650 million, $653 million and $691 million in 2006, 2005 and 2004, respectively.

(2) Includes the add-back of losses on the retirement of debt of $2 million, $1,013 million and $284 million in 2006, 2005 and 2004, respectively.

(3) Includes net proceeds of $55 million, $91 million and $140 million received for the sale/disposition of property, plant and equipment in 2006, 2005 and 2004, respectively.

The net change in total working capital was a cash decrease of $1,069 million in 2006. The components of this change are set forth in the Consolidated Statements of Cash Flows. The change in working capital included an increase of $680 million in inventories and a $332 million decrease in accrued and other liabilities, primarily related to decreased accrued legal and audit fees, partially offset by an increase in annual employee bonus compensation.

The provision for losses on accounts receivable and inventory decreased from $232 million during the year ended September 30, 2005 to $174 million for the current period. This decrease was driven by improvements across all segments, particularly due to improved accounts receivable aging, an overall improved credit profile of the customer base, and better collections. Consequently, our allowance for doubtful accounts decreased from $421 million at September 30, 2005 to $336 million at September 29, 2006.

Cash flows from operating activities and other cash flow items by segment for the year ended September 29, 2006 were as follows ($ in millions):

	Electronics	Fire and Security	Healthcare	Engineered Products and Services	Corporate and Other	Total
Cash flows from operating activities:						
Operating income (loss)	$1,808	$1,190	$2,200	$676	$ (400)	$ 5,474
Non-cash restructuring and asset impairment charges, net	3	1	4	1	—	9
Losses (gains) on divestitures	2	1	(48)	—	1	(44)
In-process research and development			63			63
Depreciation	463	567	270	104	11	1,415
Intangible assets amortization	70	514	64	2	—	650
Depreciation and amortization	533	1,081	334	106	11	2,065
Non-cash compensation expense	65	56	58	26	70	275
Deferred income taxes	—	—	—	—	72	72
Provision for losses on accounts receivable and inventory	67	31	48	28	—	174
Net (increase) decrease in working capital and other	(92)	(126)	(605)	25	(318)	(1,116)
Interest income	—	—	—	—	134	134
Interest expense	—	—	—	—	(713)	(713)
Income tax expense	—	—	—	—	(799)	(799)
Net cash provided by (used in) operating activities	$2,386	$2,234	$2,054	$862	$(1,942)	$ 5,594
Other cash flow items:						
Capital expenditures, net	$ (549)	$ (433)	$ (429)	$(98)	$ (5)	$(1,514)
Decrease in sale of accounts receivable	—	9	—	—	—	9
Acquisition of customer accounts (ADT dealer program)	—	(373)	—	—	—	(373)
Purchase accounting and holdback liabilities	(4)	(6)	(8)	(1)	—	(19)
Voluntary pension contributions	—	—	2	—	—	2

During 2006, the Company completed the sale of our Plastics and Adhesives segment, previously announced in 2005. Our Plastics, Adhesives and Ludlow Coated Products businesses were sold for net proceeds of $882 million and the A&E Products Group was sold for $2 million in net cash proceeds.

During 2006, we made additional cash outflows of approximately $450 million for the resolution of certain previously accrued legal matters, including a patent dispute in the Healthcare segment, and a cash payment of $50 million to settle the previously disclosed SEC enforcement action. We will continue to use excess cash to repurchase shares.

During 2006, we repaid and terminated one of our synthetic lease facilities for a total cash payment of $203 million, reducing principal debt and minority interest by $191 million and $10 million, respectively. Also, we utilized $1.0 billion in cash and $700 million in credit facility borrowings for scheduled repayments of public notes.

During 2006, we paid $413 million related to acquisitions of businesses, net of cash acquired, including a net $200 million and a net $123 million related to the previously discussed acquisitions of Confluent and Floreane, respectively, within Tyco's Healthcare segment.

We continue to fund capital expenditures to improve the cost structure of our businesses, to invest in new processes and technology, and to maintain high quality production standards. Capital spending increased to $1.6 billion in 2006 from $1.4 billion in 2005. The level of capital expenditures in 2007 is expected to exceed spending levels in 2006 and is also expected to exceed depreciation. In October 2006, the Company exercised its right to buy five cable laying sea vessels that were previously included under an off-balance sheet leasing arrangement for $280 million. This cash paid will be included in capital expenditures for 2007.

Income taxes paid, net of refunds, during the year was $862 million.

During 2006, we repurchased 95 million of our common shares for $2.5 billion, completing the $1.5 billion share repurchase program previously approved by the Board of Directors in July 2005 and continuing the new $2.0 billion share repurchase program approved by the Board of Directors in May 2006.

During 2006, 2005 and 2004, Tyco paid $373 million, $328 million and $254 million of cash, respectively, to acquire approximately 401,000, 364,000 and 302,000 customer contracts for electronic security services through the ADT dealer program.

During 2006, 2005 and 2004 we paid out $68 million, $171 million and $266 million, respectively, in cash related to restructuring activities. These amounts include $7 million, $16 million and $43 million, respectively, reported in discontinued operations. See Note 4 to our Consolidated Financial Statements for further information regarding our restructuring activities. Subsequent to year end, we launched a $600 million company-wide restructuring program. We expect to incur approximately $500 million of charges in 2007, and we expect that the total cash expenditures for this program will be approximately $450 million, of which $250 million is expected in 2007.

During 2006, 2005 and 2004, we paid $101 million, $48 million and $107 million, respectively, in cash for purchase accounting and holdback liabilities. Of the total cash paid, $82 million, $1 million and $3 million, respectively, was reported in discontinued operations. Holdback liabilities represent a portion of the purchase price withheld from the seller pending finalization of the acquisition balance sheet and other contingencies. At September 29, 2006 holdback liabilities on our Consolidated Balance Sheets were $112 million, of which $23 million are included in accrued and other current liabilities and $89 million are included in other liabilities. At September 29, 2006, $40 million of acquisition liabilities remained on our Consolidated Balance Sheets, of which $14 million are included in accrued and other current liabilities and $26 million are included in other liabilities.

As previously mentioned, in January 2006, the Company announced that its Board of Directors approved a plan to separate the Company into three separate, publicly traded companies. In connection with the Proposed Separation, we paid $96 million in separation costs during 2006. We expect that, during 2007, we will incur the remaining cash outflows related to the Proposed Separation which will be largely attributable to tax restructuring, debt refinancing, professional services and employee-related costs.

In October 2006, the Company completed the sale of its PCG business, which was part of the Electronics segment, for $226 million and expects to record a gain on the sale of approximately $45 million.

Capitalization

Shareholders' equity was $35.4 billion or $17.78 per share, at September 29, 2006, compared to $32.5 billion or $16.14 per share, at September 30, 2005. This increase was due primarily to net income of $3.7 billion, the exchange of convertible debt due 2018 of $1.2 billion, and favorable changes in foreign currency exchange rates of $619 million. These increases were partially offset by the repurchase of common shares by a subsidiary of $2.5 billion as previously mentioned and dividends declared of $807 million.

At September 29, 2006, total debt decreased $2.3 billion to $10.2 billion, as compared to $12.5 billion at September 30, 2005. Total debt as a percentage of total capitalization (total debt and shareholders' equity) was 22% at September 29, 2006 and 28% at September 30, 2005. Our debt levels significantly decreased as compared to September 30, 2005 primarily due to the redemption of $1.2 billion of our Series A 2.75% convertible senior debentures due 2018 with a 2008 put option, and the scheduled $1.0 billion repayment of our 6.375% public notes. Also, as mentioned, we repaid and terminated one of our synthetic lease facilities reducing our principal debt by $203 million.

Our cash balance decreased to $2.9 billion at September 29, 2006, as compared to $3.2 billion at September 30, 2005. The decrease in cash was primarily due to the repurchase of shares under the previously-announced programs, and the scheduled debt repayments referred to above, capital expenditures, and to a lesser extent, dividend payments. The majority of these decreases were partially offset by cash flows from operations.

TIGSA holds a $1.0 billion 5-year revolving credit facility expiring on December 16, 2009. TIGSA also holds a $1.5 billion 3-year revolving bank credit facility which was amended during 2006 to extend the maturity date from December 22, 2006 to December 21, 2007. Additionally, TIGSA holds a $500 million 3-year unsecured letter of credit facility expiring on June 15, 2007. At September 29, 2006, letters of credit of $475 million have been issued under the $500 million facility and $25 million remains available for issuance. Also, during 2006, TIGSA borrowed $700 million under its $1.5 billion 3-year revolving bank credit facility, with the entire proceeds used to repay its 5.8% public notes due 2006 at their maturity on August 1, 2006. There were no amounts borrowed under the other credit facilities at September 29, 2006.

The Company's bank credit agreements contain a number of financial covenants, such as a limit on the ratio of debt to earnings before interest, income taxes, depreciation, and amortization and minimum levels of net worth, and limits on the incurrence of liens. The Company's outstanding indentures contain customary covenants including limits on negative pledges, subsidiary debt and sale/leaseback transactions. None of these covenants are presently considered restrictive to the Company's operations. The Company is currently in compliance with all of its debt covenants.

As previously discussed, in May 2006, the Board of Directors approved a new $2.0 billion share repurchase program. Pursuant to the new program, we may repurchase Tyco shares from time to time in open market purchases at prevailing market prices, in negotiated transactions off the market, or pursuant to an approved 10b5-1 trading plan in accordance with applicable regulations. A Rule 10b5-1 trading plan permits the Company to repurchase its shares during periods when the Company would not normally be active in the trading market due to insider trading laws, provided the plan is adopted when the Company is not aware of material non-public information. Under a Rule 10b5-1 trading plan, we would be unable to repurchase shares above a pre-determined price per share. Additionally, the maximum number of shares that we may purchase each day would be governed by Rule 10b-18.

On December 9, 2004, the Board of Directors approved an increase in the quarterly dividend on our common shares from $0.0125 to $0.10 per share. As a result, dividend payments were $806 million in 2006. Following the Proposed Separation, we expect that all three companies will be dividend-paying companies.

Also, following the Proposed Separation, it is anticipated that all three companies will be capitalized to provide financial flexibility to take advantage of future growth opportunities. They are expected to have financial policies, balance sheet and credit metrics that are commensurate with solid investment grade ratings. Tyco will continue to follow financial policies that are consistent with its current credit ratings until the planned transactions take place. The Company's existing debt is expected to be allocated among the three companies or refinanced. Any existing or potential liabilities that cannot be associated with a particular entity will be allocated appropriately to each of the businesses, and a sharing agreement among the three companies will be established.

The following table details our debt ratings at September 29, 2006 and September 30, 2005:

	Short Term	Long Term
Moody's	Prime-3	Baa 3
Standard & Poor's	A2	BBB+
Fitch	F2	BBB+

The security ratings set forth above are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Commitments and Contingencies

Contractual Obligations

Contractual obligations and commitments for debt, minimum lease payment obligations under non-cancelable operating leases and other obligations at September 29, 2006 is as follows ($ in millions):

	2007	2008	2009	2010	2011	Thereafter	Total
Debt[1]	$ 782	$ 820	$2,555	$ 14	$1,002	$4,833	$10,006
Capital leases	26	27	22	9	7	76	167
Operating leases	516	405	302	214	158	499	2,094
Purchase obligations[2]	222	24	10	10	7	24	297
Total contractual cash obligations[3]	$1,546	$1,276	$2,889	$247	$1,174	$5,432	$12,564

(1) Excludes interest.

(2) Purchase obligations consist of commitments for purchases of good and services.

(3) Other long-term liabilities primarily consist of the following: pension and postretirement costs, income taxes, warranty and environmental liabilities and are excluded from this table. We are unable to estimate the timing of payment for these items due to the inherent uncertainties of obligations of this type. The minimum required contributions to our pension plans are expected to be approximately $151 million in 2007 and we expect to pay $26 million in 2007 related to postretirement benefit plans.

At September 29, 2006, the Company had outstanding letters of credit and bank guarantees in the amount of $1.3 billion.

At September 29, 2006, TIGSA had unsecured credit facilities of $1.5 billion due December 21, 2007, and $1.0 billion due December 16, 2009, of which $1.8 billion was undrawn and available (see Note 15 to the Consolidated Financial Statements). In addition, certain of the Company's operating subsidiaries have uncommitted overdraft and similar types of facilities, which total $624 million, of which $606 million was undrawn and available at September 29, 2006. These facilities expire at various dates through the year 2013, most of which are renewable and are established primarily within our international operations.

At September 29, 2006, the Company had a contingent purchase price liability of $80 million related to the 2001 acquisition of Com-Net by Electronics. This represents the maximum amount payable to the former shareholders of Com-Net only after the construction and installation of a communications system for the State of Florida is finished and the State has approved the system based on the guidelines set forth in the contract. A liability for this contingency has not been recorded in Tyco's Consolidated Financial Statements as the outcome of this contingency cannot be reasonably determined.

In June 2004, TIGSA entered into a $500 million 3-year unsecured letter of credit facility due June 15, 2007. The facility provides for the issuance of letters of credit, supported by a related line of credit facility. TIGSA may only borrow under the line of credit agreement to reimburse the bank for obligations with respect to letters of credit issued under this facility. The covenants under this facility are substantially similar to TIGSA's bank credit facilities entered into during December 2003 and the indenture related to TIGSA's 6% notes due 2013 issued in November 2003. TIGSA would pay interest on any outstanding borrowings at a variable interest rate, based on the bank's base rate or the Eurodollar rate, as defined. Upon the occurrence of certain credit events, the interest rate on the outstanding borrowings becomes fixed. The issuance of letters of credit under this credit facility during 2004 enabled the Company to release approximately $480 million of restricted cash and investments. As of September 29, 2006, letters of credit of $475 million have been issued under the $500 million credit facility and $25 million remains available for issuance. There were no amounts borrowed under this credit facility at September 29, 2006.

In the normal course of business, the Company is liable for contract completion and product performance. In the opinion of management, such obligations will not significantly affect the Company's financial position, results of operations or cash flows.

Legal Matters

Class Actions

For a detailed discussion of contingencies related to Tyco's securities class actions, shareholder derivative litigation, ERISA litigation and investigation, and litigation against former senior management, see Item 3. Legal Proceedings. We are generally obligated to indemnify our directors and officers and our former directors and officers who are named as defendants in some or all of these matters to the extent required by Bermuda law. In addition, our insurance carriers may decline coverage, or our coverage may be insufficient to cover our expenses and liability, in some or all of these matters. While we may from time to time seek to engage plaintiff's counsel in settlement discussions, we are unable at this time to estimate what our ultimate liability in these matters may be, and it is possible that we will be required to pay judgments or settlements and incur expenses, in excess of any insurance coverage, in aggregate amounts that would have a material adverse effect on our financial position, results of operations or cash flows. At this time, it is not possible to estimate the amount of loss or probable losses, if any, that might result from an adverse resolution of these matters.

Investigations

For a detailed discussion of contingencies related to governmental investigations related to Tyco see Item 3. Legal Proceedings—Subpoenas and Document Requests From Governmental Entities. We cannot predict when these investigations will be completed, nor can we predict what the results of these investigations may be. It is possible that we will be required to pay material fines, consent to injunctions on future conduct, lose the ability to conduct business with government instrumentalities (which in turn could negatively impact our business with non-governmental customers) or suffer other penalties, each of which could have a material adverse effect on our business. It is not possible to estimate the amount of loss, or range of possible loss, if any, that might result from an adverse resolution of these matters.

On April 17, 2006, the Company reached a settlement that closes the SEC Enforcement Division's investigation of the Company regarding certain accounting practices and other actions by former Tyco officers. On April 25, 2006, the United States District Court for the Southern District of New York entered a final judgment in which the Company was ordered to pay $1 in disgorgement and a fine of $50 million. During the third quarter of 2006, the Company satisfied the judgment which was accrued in 2005.

Intellectual Property and Antitrust Litigation

The Company is party to a number of patent infringement and antitrust actions that may require the Company to pay damage awards. Tyco has assessed the status of these matters and has recorded liabilities related to certain of these matters where appropriate. For a detailed discussion of contingencies related to Tyco's intellectual property and antitrust litigation, see Item 3. Legal Proceedings—Intellectual Property and Antitrust Litigation.

Environmental Matters

For a detailed discussion of contingencies related to Tyco's environmental matters, see Item 1. Business—Environmental Matters.

Asbestos Matters

Tyco and some of its subsidiaries are named as defendants in personal injury lawsuits based on alleged exposure to asbestos-containing materials. Consistent with the national trend of increased asbestos-related litigation, the Company has observed an increase in the number of these lawsuits in the past several years. The majority of these cases have been filed against subsidiaries in Healthcare and Engineered Products and Services. A limited number of the cases allege premises liability, based on claims that individuals were exposed to asbestos while on a subsidiary's property. A majority of the cases involve product liability claims, based principally on allegations of past distribution of heat-resistant industrial products incorporating asbestos or the past distribution of industrial valves that incorporated asbestos-containing gaskets or packing. Each case typically names between dozens to hundreds of corporate defendants.

Tyco's involvement in asbestos cases has been limited because its subsidiaries did not mine or produce asbestos. Furthermore, in the Company's experience, a large percentage of these claims were never substantiated and have been dismissed by the courts. The Company will continue to vigorously defend these lawsuits and the Company has not suffered an adverse verdict in a trial court proceeding related to asbestos claims.

When appropriate, the Company settles claims; however, the total amount paid in any year to settle and defend all asbestos claims has been immaterial. As of September 29, 2006, there were approximately 15,500 asbestos liability cases pending against the Company and its subsidiaries.

The Company estimates its pending asbestos claims that were incurred but not reported, as well as related insurance and indemnification recoveries. The Company's estimate of the liability for pending and future claims is based on claim experience over the past five years and covers claims expected to be filed over the next seven years. The Company believes that it has adequate amounts recorded related to these matters. While it is not possible at this time to determine with certainty the ultimate outcome of these asbestos-related proceedings, the Company believes that the final outcome of all known and anticipated future claims, after taking into account its substantial indemnification rights and insurance coverage, will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

Income Taxes

Tyco and its subsidiaries' income tax returns are periodically examined by various tax authorities. In connection with such examinations, tax authorities, including the IRS, have raised issues and proposed tax adjustments. The Company is reviewing and contesting certain of the proposed tax adjustments. Amounts related to these tax adjustments and other tax contingencies that management has assessed as probable and estimable have been recorded. While the timing and ultimate resolution of these matters is uncertain, the Company anticipates that certain of these matters could be resolved during 2007.

Compliance Matters

Tyco has received and responded to various allegations that certain improper payments were made by Tyco subsidiaries in recent years. During 2005, Tyco reported to the U.S. Department of Justice ("DOJ") and the SEC the investigative steps and remedial measures that it has taken in response to the allegations. Tyco also informed the DOJ and the SEC that it has retained outside counsel to perform a company-wide baseline review of its policies, controls and practices with respect to compliance with the Foreign Corrupt Practices Act, that it would continue to make periodic progress reports to these agencies, and that it would present its factual findings upon conclusion of the baseline review. The Company has and will continue to have communications with the DOJ and SEC to provide updates on the baseline review being conducted by outside counsel, including, as appropriate, briefings concerning additional instances of potential improper payments identified by the Company in the course of its ongoing compliance activities.

At this time, Tyco cannot predict the outcome of these matters reported to regulatory and law enforcement authorities and therefore cannot estimate the range of potential loss or extent of risk, if any, that may result from an adverse resolution of any or all of these matters.

Other Matters

The Company is a party to a contract dispute arising from Earth Tech's contract with the City of Phoenix, Arizona for the expansion of the City's 91st Avenue Waste Water Treatment Plant. Both Earth Tech and the City of Phoenix have filed lawsuits in the local county superior court alleging the other party has breached the contract. At this time, Tyco cannot predict the outcome of this matter and therefore cannot estimate the range of potential loss or extent of risk, if any, that may result from an adverse resolution of this matter. For a detailed discussion of contingencies related to Tyco's other legal matters, see Note 18 to our Consolidated Financial Statements.

The Company is a defendant in a number of other pending legal proceedings incidental to present and former operations, acquisitions and dispositions. The Company does not expect the outcome of these proceedings, either individually or in the aggregate, to have a material adverse effect on its financial position, results of operations or cash flows.

Backlog

At September 29, 2006, we had a backlog of unfilled orders of $14.2 billion, compared to a backlog of $13.5 billion at September 30, 2005. We expect that approximately 77% of our backlog at

September 29, 2006 will be filled during 2007. Backlog by reportable industry segment at September 29, 2006 and September 30, 2005 is as follows ($ in millions):

	2006	2005
Fire and Security	$ 7,000	$ 6,732
Engineered Products and Services	4,167	4,007
Electronics	2,711	2,496
Healthcare	280	272
	$14,158	$13,507

Within Fire and Security, backlog increased primarily as a result of strong bookings in North America and Europe. Backlog for Fire and Security includes recurring revenue-in-force, which represents twelve months' fees for monitoring and maintenance services under contract in the security business. The amount of recurring revenue-in-force at September 29, 2006 and September 30, 2005 was $3.65 billion and $3.55 billion, respectively. Backlog within Engineered Products and Services increased primarily as a result of increased orders at Flow Control. Within Electronics, backlog increased as a result of increased bookings in most key end markets. Backlog in Healthcare represents unfilled orders, which, in the nature of the business, are normally shipped shortly after purchase orders are received. We do not view backlog in Healthcare to be a significant indicator of the level of future sales activity.

Off-Balance Sheet Arrangements

Sale of Accounts Receivable

Tyco utilized several programs under which it sold participating interests in accounts receivable to investors who, in turn, purchased and received ownership and security interests in those receivables. These transactions qualified as true sales. The sale proceeds were less than the face amount of accounts receivable sold, and the discount from the face amount was included in selling, general and administrative expenses in the Consolidated Statements of Income. Such discount aggregated $18 million, or 3.1% of the weighted-average balance of the receivables outstanding, during 2004.

During 2004, the Company reduced outstanding balances under its accounts receivable programs by $929 million, of which $812 million related to its corporate accounts receivable programs which were terminated in 2005. No amounts were utilized under these programs at September 30, 2004, and through the date of termination. The remaining reduction of $117 million related to certain of the Company's international businesses selling fewer accounts receivable as a short-term financing mechanism. The aggregate amount outstanding under the Company's remaining international accounts receivable programs was $75 million and $80 million at September 29, 2006 and September 30, 2005, respectively.

Guarantees

Certain of the Company's business segments have guaranteed the performance of third-parties and provided financial guarantees for uncompleted work and financial commitments. The terms of these guarantees vary with end dates ranging from 2007 through the completion of such transactions. The guarantees would be triggered in the event of nonperformance and the potential exposure for nonperformance under the guarantees would not have a material effect on the Company's financial position, results of operations or cash flows.

In disposing of assets or businesses, the Company often provides representations, warranties and/or indemnities to cover various risks including, for example, unknown damage to the assets, environmental risks involved in the sale of real estate, liability to investigate and remediate environmental contamination at waste disposal sites and manufacturing facilities, and unidentified tax liabilities and legal fees related to periods prior to disposition. The Company does not have the ability to estimate the potential liability from such indemnities because they relate to unknown conditions. However, the Company has no reason to believe that these uncertainties would have a material adverse effect on the Company's financial position, results of operations or cash flows.

The Company has recorded liabilities for known indemnifications included as part of environmental liabilities. See Item I. Business—Environmental Matters for a discussion of these liabilities.

The Company had an off-balance sheet leasing arrangement for five cable laying sea vessels. Upon expiration of this lease in October 2006, a subsidiary of the Company has the option to buy these vessels for approximately $280 million, or return the vessels to the lessor and, under a residual guarantee, pay any shortfall in sales proceeds to the lessor from a third party in an amount not to exceed $235 million. As of September 29, 2006, the Company expected this obligation to be $54 million, which is recorded in the accompanying Consolidated Balance Sheets, based on an estimate of the fair value of the vessels performed by management with the assistance of a third-party valuation. In October 2006, the Company exercised its option to buy these vessels for $280 million. See Note 28 to the Consolidated Financial Statements.

In the normal course of business, the Company is liable for contract completion and product performance. In the opinion of management, such obligations will not significantly affect the Company's financial position, results of operations or cash flows.

The Company records estimated product warranty costs at the time of sale. For further information on estimated product warranty, see Notes 1 and 16 to the Consolidated Financial Statements.

In 2001, Engineered Products and Services initiated a Voluntary Replacement Program ("VRP") associated with the acquisition of Central Sprinkler. The VRP relates to the replacement of certain Model GB fire sprinkler heads which were originally manufactured by Central Sprinkler prior to Tyco's acquisition. Under this program, the sprinkler heads are being replaced over a 5-7 year period free of charge to property owners. In the third quarter of 2006, the Company completed a comprehensive review of reported claims, recent claim rates and cost trends and further assessed the future of the program. The Company determined that an additional liability was necessary in order to satisfy the Company's obligation under the VRP. As a result, the Company recorded a $100 million charge which was reflected in cost of sales. Settlements during 2006 include cash expenditures of $37 million related to the VRP.

Accounting Pronouncements

Recently Adopted Accounting Pronouncements—Effective October 1, 2005, Tyco adopted Statement of Financial Accounting Standards ("SFAS") No. 123R, "*Share-Based Payment*," which requires compensation costs related to share-based transactions, including employee stock options, to be recognized in the financial statements based on fair value. SFAS No. 123R revises SFAS No. 123, as amended, "*Accounting for Stock-Based Compensation*," and supersedes Accounting Principles Board ("APB") Opinion No. 25, "*Accounting for Stock Issued to Employees*." Tyco adopted SFAS No. 123R using the modified prospective application transition method. Under this method, compensation cost is recognized for the unvested portion of share-based payments granted prior to October 1, 2005 and all share-based payments granted subsequent to September 30, 2005 over the related vesting period. Prior to October 1, 2005, the Company applied the intrinsic value based method prescribed in APB Opinion No. 25 in accounting for employee stock-based compensation. Prior period results have not been restated. Due to the adoption of SFAS No. 123R, the Company's results from continuing operations for 2006 include incremental share-based compensation expense totaling $161 million. As such, basic and diluted earnings per share from continuing operations were impacted by $0.06 and $0.05, respectively, in 2006.

On November 10, 2005, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position No. FAS 123R-3, "*Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards*." The Company elected to adopt the alternative transition method provided in the FASB Staff Position for calculating the tax effects of stock-based compensation pursuant to SFAS No. 123R in the fourth quarter of fiscal 2006. The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in capital pool ("APIC pool") related to the tax effects of employee stock-based compensation, and to determine the subsequent impact on the APIC pool and Consolidated Statements of Cash Flows of the tax effects of employee stock-based compensation awards that are fully vested and outstanding upon adoption of SFAS No. 123R. The adoption did not have a material impact on our results of operations and financial condition.

The Company adopted FASB Interpretation ("FIN") No. 47, "*Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143,*" during the fourth quarter of 2006. This Interpretation clarifies the timing of liability recognition for legal obligations associated with an asset retirement when the timing and (or) method of settling the obligation are conditional on a future event that may or may not be within the control of the entity. FIN No. 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The Interpretation requires that conditional asset retirement obligations, along with the associated capitalized asset retirement costs, be reported at their fair values. Upon adoption, the Company recognized a liability of $32 million for asset retirement obligations and an increase of $10 million in the carrying amount of the related assets. The initial recognition resulted in a cumulative effect of accounting change of $22 million, pre-tax, reflecting the accumulated depreciation and accretion that would have been recognized in prior periods had the provisions of FIN No. 47 been in effect at the time. Certain obligations relating to the handling and disposal of asbestos have not been recorded due to the fact that fair value cannot be reasonably estimated because the Company does not have sufficient information about the range of time over which the obligation may be settled. The undiscounted cash flows relating to the asset retirement obligations that have not been recognized in the financial statements are approximately $8 million. The Company will continue to monitor such legal asset retirement obligations and recognize a liability in the period sufficient information becomes available to reasonably estimate the fair value.

In June 2005, the FASB issued Staff Position ("FSP") No. 143-1, "*Accounting for Electronic Equipment Waste Obligations,*" which provides guidance on accounting for historical waste obligations associated with the European Union Waste, Electrical and Electronic Equipment Directive ("WEEE Directive"). Under the directive, the waste management obligation for historical equipment (products put on the market on or prior to August 13, 2005) remains with the commercial user until the equipment is replaced, at which time the waste management obligation may be transferred to the producer of the replacement equipment. FSP No. 143-1 is effective for the first reporting period ending after June 8, 2005 or the date of the adoption of the WEEE Directive into law by the applicable European Union member country. The financial statement impact depends heavily on the respective laws and regulations adopted by the EU member countries, their implementation guidance and the type of recycling programs and systems that are established. The Company evaluated the effects of FSP No. 143-1 and determined that it did not have a material impact on the Company's results of operations, financial position or cash flows.

Recently Issued Accounting Pronouncements—In September 2006, the FASB issued SFAS No. 158, *"Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R)."* SFAS No. 158 requires that employers recognize the funded status of defined benefit pension and other postretirement benefit plans as a net asset or liability on the balance sheet and recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as a component of net periodic benefit cost. Under SFAS No. 158, companies are required to measure plan assets and benefit obligations as of their fiscal year end. The Company presently uses a measurement date of August 31st. SFAS No. 158 also requires additional disclosure in the notes to the financial statements. The recognition provisions of SFAS No. 158 are effective for fiscal 2007, while the measurement date provisions become effective in fiscal 2009. The Company is currently assessing the impact of SFAS No. 158 on its consolidated financial statements. Based on the funded status of defined benefit and other postretirement plans as of September 29, 2006, the Company estimates that it would recognize a net $356 million liability through a reduction in shareholders' equity. The ultimate amounts recorded are highly dependent on various estimates and assumptions including, among other things, the discount rate selected, future compensation levels and performance of plan assets. Changes in these assumptions could increase or decrease the estimated impact of implementing SFAS No. 158.

In September 2006, the FASB issued SFAS No. 157, *"Fair Value Measurements,"* which enhances existing guidance for measuring assets and liabilities at fair value. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. SFAS No. 157 is effective for Tyco beginning September 29, 2008. The Company is currently assessing the impact, if any, that SFAS No. 157 will have on the results of its operations, financial position or cash flows.

In September 2006, the SEC issued Staff Accounting Bulletin ("SAB") No. 108, *"Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statement."* SAB No. 108 requires that companies utilize a "dual-approach" to assessing the quantitative effects of financial statement misstatements. The dual approach includes both an income statement focused and balance sheet focused assessment. SAB No. 108 is applicable for Tyco's fiscal year ending September 28, 2007. The Company is currently assessing the impact of the adoption of SAB No. 108, but does not expect that it will have a significant impact on its financial position or results of operations.

In June 2006, the FASB issued FIN No. 48, *"Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109."* This Interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. FIN No. 48 is effective for Tyco in the first quarter of fiscal 2008. The Company is currently assessing the impact that FIN No. 48 will have on the results of its operations, financial position or cash flows.

Forward-Looking Information

Certain statements in this report are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements involve risks and uncertainties. All statements contained herein that are not clearly historical in nature are forward-looking, and the words "anticipate," "believe," "expect," "estimate," "project" and similar expressions are generally intended to identify forward-looking statements. Any forward-looking statement contained herein, in press releases, written statements or other documents filed with the SEC, or in Tyco's communications and discussions with investors and analysts in the normal course of business through meetings, web casts, phone calls and conference calls, regarding expectations with respect to sales, earnings, cash flows, operating efficiencies, product expansion, backlog, the consummation and benefits of acquisitions and divestitures, the Proposed Separation or other matters, as well as financings and repurchases of debt or equity securities, are subject to known and unknown risks, uncertainties and contingencies. Many of these risks, uncertainties and contingencies are beyond our control, and may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. Factors that might affect such forward-looking statements include, among other things:

- overall economic and business conditions;
- the demand for Tyco's goods and services;
- competitive factors in the industries in which Tyco competes;
- changes in tax requirements (including tax rate changes, new tax laws and revised tax law interpretations);
- results and consequences of Tyco's internal investigation and governmental investigations concerning the Company's governance, management, internal controls and operations;
- the outcome of litigation and governmental proceedings as a result of actions taken by our former senior corporate management;
- effect of income tax audit settlements;
- the ratings on our debt and our ability to repay or refinance our outstanding indebtedness as it matures;
- our ability to operate within the limitations imposed by financing arrangements and to maintain our credit ratings;
- interest rate fluctuations and other changes in borrowing costs;
- other capital market conditions, including foreign currency rate fluctuations;
- availability of and fluctuations in the prices of key raw materials, including steel;
- economic and political conditions in international markets, including governmental changes and restrictions on the ability to transfer capital across borders;
- the ability to achieve cost savings in connection with the Company's strategic restructuring and Six Sigma initiatives;
- potential further impairment of our goodwill and/or our long-lived assets;
- the impact of fluctuations in the price of Tyco common shares;
- changes in U.S. and non-U.S. government regulations in general, and in particular changes in rules and regulations regarding the safety, efficacy, sales, promotions, insurance reimbursement and pricing of Tyco's disposable medical products and other specialty products, as well as

changes in rules and regulations regarding the retirement and disposal of certain electrical products;

- the possible effects on Tyco of future legislation in the U.S. that may limit or eliminate potential U.S. tax benefits resulting from Tyco's incorporation in Bermuda or deny U.S. government contracts to Tyco based upon its incorporation in Bermuda; and
- the potential distraction costs associated with negative publicity relating to actions of our former senior corporate management.

Additionally, there are several factors and assumptions that could affect the Company's plan to separate into three independent entities, our future results and cause actual results to differ materially from those expressed in our forward looking statements:

- increased demands on the Company's management team as a result of the Proposed Separation;
- changes in business, political and economic conditions in the U.S. and in other countries in which the Company currently does business;
- changes in governmental regulations and policies and actions of regulatory bodies;
- changes in operating performance;
- required changes to existing financings, and changes in credit ratings, including those that may result from the Proposed Separation;
- the Company's ability to obtain the financing necessary to consummate the Proposed Separation; and
- the Company's ability to satisfy certain conditions precedent, including final approval by the Tyco Board of Directors, receipt of certain tax rulings, necessary opinions of counsel and the filing and effectiveness of registration statements with the SEC.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are subject to market risk associated with changes in interest rates and foreign currency exchange rates. In order to manage the volatility relating to our more significant market risks, we enter into forward foreign currency exchange contracts, cross-currency swaps, foreign currency options, and interest rate swaps. We do not anticipate any material changes in our primary market risk exposures in 2007. In assessing the current and future risk related to movements in interest rates, we terminated the interest rate and cross currency swaps in several tranches. The aggregate notional value of the interest rate and cross currency swaps terminated during the fourth quarter of 2006 was $2.5 billion. In October 2006, we terminated the remaining contracts with a total notional amount of $0.6 billion. The settlement of these swaps resulted in a net cash inflow of $55 million. Since the interest rate swaps were designated as hedging instruments of outstanding debt, the related $32 million loss adjustment to the carrying value of the related debt will be amortized over the remaining life of the related debt instruments.

In December 2006, due to required changes to the legal entity structure to facilitate the Proposed Separation, the Company determined that it will no longer consider certain intercompany foreign currency transactions to be long-term investments. As a result, the related foreign currency transaction gains and losses on such investments will be recorded in the income statement rather than to the currency translation component of shareholders' equity. Forward contracts that were previously designated as hedges of these net investments will continue to be used to manage this exposure but will no longer be designated as net investment hedges.

We utilize established risk management policies and procedures in executing derivative financial instrument transactions. We do not execute transactions or hold derivative financial instruments for trading or speculative purposes. Derivative financial instruments related to interest rate sensitivity of debt obligations, intercompany cross-border transactions and anticipated non-functional currency cash flows, are used with the goal of mitigating a significant portion of these exposures when it is cost effective to do so. Counterparties to derivative financial instruments are limited to financial institutions with at least an A/A2 long-term debt rating.

Interest Rate Sensitivity

The table below provides information about our financial instruments that are sensitive to changes in interest rates, including debt obligations and interest rate swaps. For debt obligations, the table presents cash flows of principal repayment and weighted-average interest rates. For interest rate and cross-currency swaps, the table presents notional amounts at the current market price rate and weighted average interest rates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. The amounts included in the table below are in U.S. Dollars ($ in millions):

	2007	2008	2009	2010	2011	Thereafter	Total	Fair Value
Total debt:								
Fixed rate (US$)	3	110	1,591	5	1,002	3,911	6,622	7,231
Average interest rate	1.3%	6.9%	6.2%	14.8%	6.8%	5.7%	—	—
Fixed rate (Euro)	771	3	872	2	2	6	1,656	1,676
Average interest rate	6.1%	6.3%	5.5%	8.2%	7.4%	7.2%	—	—
Fixed rate (Yen)	3	1	1	—	—	51	56	56
Average interest rate	1.9%	1.9%	1.9%	—	—	5.0%	—	—
Fixed rate (British Pound)	1	1	—	—	—	924	926	1,009
Average interest rate	7.3%	6.9%	—	—	—	6.5%	—	—
Fixed rate (Other)	2	2	2	2	1	4	13	13
Average interest rate	6.9%	6.9%	6.6%	6.5%	6.5%	6.9%	—	—
Variable rate (US$)	9	711	94	10	1	2	827	827
Average interest rate[1]	13.3%	5.9%	7.8%	13.0%	8.4%	9.1%	—	—
Variable rate (Euro)	13	14	13	1	1	1	43	43
Average interest rate[1]	4.4%	4.4%	4.4%	4.6%	4.6%	4.7%	—	—
Variable rate (Other)	6	5	4	3	2	10	30	30
Average interest rate[1]	7.0%	7.7%	8.2%	8.7%	10.0%	10.3%	—	—
Cross Currency Swap:								
British Pound to US$	—	—	—	—	—	216	216	52
Average pay rate[1]	—	—	—	—	—	6.6%	—	—
Average receive rate	—	—	—	—	—	6.5%	—	—
Interest rate swaps:								
Fixed to variable (US$)	—	—	—	—	—	375	375	(6)
Average pay rate[1]	—	—	—	—	—	7.0%	—	—
Average receive rate	—	—	—	—	—	6.4%	—	—
Fixed to variable (British Pound)	—	—	—	—	—	216	216	—
Average pay rate[1]	—	—	—	—	—	6.6%	—	—
Average receive rate	—	—	—	—	—	6.5%	—	—

(1) Weighted-average variable interest rates are based on applicable rates at September 29, 2006 per the terms of the contracts of the related financial instruments.

Exchange Rate Sensitivity

The table below provides information about our financial instruments that are sensitive to foreign currency exchange rates. These instruments include debt obligations and forward foreign currency exchange contracts. For debt obligations, the table presents cash flows of principal repayment and weighted-average interest rates. For forward foreign currency exchange contracts, the table presents notional amounts and weighted-average contractual exchange rates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. The amounts included in the table below are in U.S. Dollars ($ in millions):

	2007	2008	2009	2010	2011	Thereafter	Total	Fair Value
Long-term debt:								
Fixed rate (Euro)	771	3	847	2	2	6	1,631	1,676
Average interest rate	6.1%	6.3%	5.5%	8.2%	7.4%	13.1%	—	—
Fixed rate (Yen)	3	1	1	—	—	51	56	56
Average interest rate	1.9%	1.9%	1.9%	—	—	1.9%	—	—
Fixed rate (British Pound)	1	1	—	—	—	917	919	1,009
Average interest rate	6.8%	6.9%	—	—	—	6.5%	—	—
Fixed rate (Other)	2	2	2	2	1	4	13	13
Average interest rate	6.9%	6.9%	6.6%	6.5%	6.5%	6.9%	—	—
Variable rate (Euro)	13	14	13	1	1	1	43	43
Average interest rate[1]	4.4%	4.4%	4.4%	4.6%	4.6%	4.7%	—	—
Variable rate (Other)	6	5	4	3	3	9	30	30
Average interest rate[1]	7.0%	7.7%	8.2%	8.7%	10.0%	10.3%	—	—
Forward contracts (economic hedges):								
Pay US$/Receive Euro	2,939	—	—	—	—	—	2,939	12
Average contractual exchange rate	1.27	—	—	—	—	—	—	—
Pay US$/Receive British Pound	837	—	—	—	—	—	837	13
Average contractual exchange rate	1.86	—	—	—	—	—	—	—
Pay US$/Receive Yen	680	—	—	—	—	—	680	(16)
Average contractual exchange rate	114.37	—	—	—	—	—	—	—
Pay US$/Receive Canada Dollars	395	—	—	—	—	—	395	11
Average contractual exchange rate	1.14	—	—	—	—	—	—	—
Pay US$/Receive Singapore Dollar	255	—	—	—	—	—	255	(2)
Average contractual exchange rate	1.57	—	—	—	—	—	—	—
Pay US$/Receive Australian Dollar	228	—	—	—	—	—	228	(3)
Average contractual exchange rate	0.76	—	—	—	—	—	—	—
Pay US$/Receive Hong Kong Dollar	159	—	—	—	—	—	159	—
Average contractual exchange rate	7.76	—	—	—	—	—	—	—
Pay Euro/Receive British Pounds	138	—	—	—	—	—	138	1
Average contractual exchange rate	0.68	—	—	—	—	—	—	—
Pay US$/Receive Swiss Francs	124	—	—	—	—	—	124	—
Average contractual exchange rate	1.24	—	—	—	—	—	—	—
Pay US$/Receive Mexican Peso	103	—	—	—	—	—	103	2
Average contractual exchange rate	11.26	—	—	—	—	—	—	—
Pay Yen/Receive Euro	86	—	—	—	—	—	86	3
Average contractual exchange rate	143.60	—	—	—	—	—	—	—
Pay US$/Receive South Korean Won	81	—	—	—	—	—	81	1
Average contractual exchange rate	948.86	—	—	—	—	—	—	—
Pay US$/Receive New Zealand Dollars	78	—	—	—	—	—	78	2
Average contractual exchange rate	0.64	—	—	—	—	—	—	—
Pay Euro/Receive Canada Dollars	63	—	—	—	—	—	63	1
Average contractual exchange rate	1.43	—	—	—	—	—	—	—
Pay US$/Receive Swedish Krona	52	—	—	—	—	—	52	(1)

	2007	2008	2009	2010	2011	Thereafter	Total	Fair Value
Average contractual exchange rate	7.15	—	—	—	—	—	—	—
Pay US$/Receive Hungary Forint	42	—	—	—	—	—	42	1
Average contractual exchange rate	219.16	—	—	—	—	—	—	—
Pay US$/Receive Czech Koruna	34	—	—	—	—	—	34	(1)
Average contractual exchange rate	21.76	—	—	—	—	—	—	—
Pay Taiwan Dollar/Receive US$	25	—	—	—	—	—	25	1
Average contractual exchange rate	31.56	—	—	—	—	—	—	—
Pay US$/Receive Polish Zloty	25	—	—	—	—	—	25	—
Average contractual exchange rate	3.12	—	—	—	—	—	—	—
Pay Thai Baht/Receive US$	23	—	—	—	—	—	23	—
Average contractual exchange rate	37.98	—	—	—	—	—	—	—
Pay Australian Dollar/Receive Euro	19	—	—	—	—	—	19	—
Average contractual exchange rate	1.70	—	—	—	—	—	—	—
Pay Malaysian Ringgit /Receive US$	19	—	—	—	—	—	19	—
Average contractual exchange rate	3.63	—	—	—	—	—	—	—
Pay US$/Receive Denmark Kroner	12	—	—	—	—	—	12	—
Average contractual exchange rate	5.77	—	—	—	—	—	—	—
Pay Polish Zloty/Receive Euro	12	—	—	—	—	—	12	—
Average contractual exchange rate	4.01	—	—	—	—	—	—	—
Pay South African Rand/Receive Euro	10	—	—	—	—	—	10	1
Average contractual exchange rate	9.05	—	—	—	—	—	—	—
Pay US$/Receive Norwegian Krone	10	—	—	—	—	—	10	(1)
Average contractual exchange rate	6.19	—	—	—	—	—	—	—
Pay New Turkish Lira/Receive Euro	8	—	—	—	—	—	8	—
Average contractual exchange rate	2.09	—	—	—	—	—	—	—
Pay Swedish Krona/Receive Euro	7	—	—	—	—	—	7	—
Average contractual exchange rate	9.29	—	—	—	—	—	—	—
Pay New Turkish Lira/Receive US$	7	—	—	—	—	—	7	—
Average contractual exchange rate	1.54	—	—	—	—	—	—	—
Pay US$/Receive Chinese Yuan	6	—	—	—	—	—	6	—
Average contractual exchange rate	7.74	—	—	—	—	—	—	—
Pay US$/Receive Indonesian Rupiah	5	—	—	—	—	—	5	—
Average contractual exchange rate	9,138	—	—	—	—	—	—	—
Forward contracts (net investment hedges):								
Pay Euro/Receive US$	1,772	—	—	—	—	—	1,772	19
Average contractual exchange rate	1.29	—	—	—	—	—	—	—
Pay British Pound /Receive US$	1,465	—	—	—	—	—	1,465	2
Average contractual exchange rate	1.89	—	—	—	—	—	—	—
Pay Australian Dollar /Receive US$	645	—	—	—	—	—	645	12
Average contractual exchange rate	0.76	—	—	—	—	—	—	—
Pay Canada Dollars /Receive US$	441	—	—	—	—	—	441	(5)
Average contractual exchange rate	1.12	—	—	—	—	—	—	—
Pay Yen /Receive US$	231	—	—	—	—	—	231	3
Average contractual exchange rate	115.10	—	—	—	—	—	—	—
Pay New Zealand Dollars /Receive US$	126	—	—	—	—	—	126	(4)
Average contractual exchange rate	0.63	—	—	—	—	—	—	—
Pay South African Rand /Receive US$	91	—	—	—	—	—	91	7
Average contractual exchange rate	7.10	—	—	—	—	—	—	—
Pay Hungary Forint /Receive US$	42	—	—	—	—	—	42	—
Average contractual exchange rate	215.93	—	—	—	—	—	—	—
Pay Czech Koruna /Receive US$	27	—	—	—	—	—	27	1
Average contractual exchange rate	21.81	—	—	—	—	—	—	—
Pay Singapore Dollar /Receive US$	21	—	—	—	—	—	21	—
Average contractual exchange rate	1.57	—	—	—	—	—	—	—

	2007	2008	2009	2010	2011	Thereafter	Total	Fair Value
Pay Polish Zloty /Receive US$	17	—	—	—	—	—	17	—
Average contractual exchange rate	3.03	—	—	—	—	—	—	—
Pay Hong Kong Dollar /Receive US$	11	—	—	—	—	—	11	—
Average contractual exchange rate	7.76	—	—	—	—	—	—	—
Pay Swedish Krona /Receive US$	11	—	—	—	—	—	11	—
Average contractual exchange rate	7.15	—	—	—	—	—	—	—
Pay Denmark Kroner /Receive US$	5	—	—	—	—	—	5	—
Average contractual exchange rate	5.80	—	—	—	—	—	—	—

(1) Weighted-average variable interest rates are based on applicable rates at September 29, 2006 per the terms of the contracts of the related financial instruments.

In addition to the forward foreign currency exchange contracts presented in the table above, the Company held forward contracts in 15 different currency pairs, with individual notional amounts that are not material.

Item 8. Financial Statements and Supplementary Data

The following consolidated financial statements and schedule specified by this Item, together with the report thereon of Deloitte & Touche LLP, are presented following Item 15 of this report:

Financial Statements:

Management's Responsibility for Financial Statements

Reports of Independent Registered Public Accounting Firm

Consolidated Statements of Income for the years ended September 29, 2006, September 30, 2005 and 2004

Consolidated Balance Sheets at September 29, 2006 and September 30, 2005

Consolidated Statements of Shareholders' Equity for the years ended September 29, 2006, September 30, 2005 and 2004

Consolidated Statements of Cash Flows for the years ended September 29, 2006, September 30, 2005 and 2004

Notes to Consolidated Financial Statements

Financial Statement Schedule:

Schedule II—Valuation and Qualifying Accounts

All other financial statements and schedules have been omitted since the information required to be submitted has been included in the consolidated financial statements and related notes or because they are either not applicable or not required under the rules of Regulation S-X.

Information on quarterly results of operations is set forth in Note 26 to the Consolidated Financial Statements.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

The information required by Regulation S-K, Item 304(a) has previously been reported by the Company. There have been no disagreements with our accountants, as defined in Regulation S-K, Item 304(b).

Item 9A. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e). Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that, as of September 29, 2006, our disclosure controls and procedures were effective.

To ensure that our internal control over financial reporting continues to operate effectively and efficiently, we proactively identify opportunities for control improvements. During the fourth quarter of 2006, the Company initiated an internal review of its historical stock option grant practices to determine whether the Company's stock option award actions were appropriately governed and were accurately reflected in the Company's financial statements. The review was conducted by our Internal Audit staff under the direct supervision of our Audit Committee. The results of the Internal Audit review were subject to the same controls and quality reviews associated with their normal recurring activities and were reviewed regularly with the Audit Committee. The review identified controls that were not properly designed in prior years and, as described in Note 1 to the Consolidated Financial Statements, resulted in a restatement of our 2000 through 2005 Consolidated Financial Statements. While the Company had instituted a number of control improvements in recent years, including the implementation of a grant nomination tool, other procedural enhancements and periodic audit reviews by Internal Audit, we consider the previously discussed special review performed by Internal Audit to be a further enhancement to our equity-based compensation controls.

We also have ongoing initiatives to standardize and upgrade various financial operating systems and eliminate many of the manual and redundant tasks previously performed under older systems or processes. These changes will be implemented in stages over the next several years. We continued to enhance the internal controls relating to income tax accounting including further strengthening the coordination between the tax and controllership functions, incorporating enhanced monitoring controls and implementing additional process level controls. Additionally, in preparation of our previously announced separation into three separate public companies, we have begun the process of designing the necessary controls to allow the two new entities to properly function as independent public companies. As we execute the steps necessary to effectuate the separation, we will begin migrating certain processes, applications and functions previously performed by us to these two entities. We believe that these initiatives further strengthen our internal control over financial reporting, as well as automate a number of our processes and activities. We believe that the necessary procedures are in place to maintain effective internal control over financial reporting as these initiatives continue.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company's receipts and expenditures are being made only in accordance with authorizations of the Company's management and directors and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of September 29, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. Management's assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of our Board of Directors. Based on our assessment and those criteria, management believes that the Company maintained effective internal control over financial reporting as of September 29, 2006.

Our management's assessment of the effectiveness of our internal control over financial reporting as of September 29, 2006 has been audited by Deloitte & Touche LLP, the independent registered public accounting firm that audited and reported on the consolidated financial statements included in this Form 10-K, as stated in their report which is included herein.

December 8, 2006

Item 9B. Other Information

None.

PART III

Item 10. Directors and Executive Officers of the Registrant

Information concerning Directors and Executive Officers may be found under the captions "Proposal Number One—Election of Directors," "—Committees of the Board of Directors," "—Nomination of Directors," and "—Executive Officers" in our definitive proxy statement for our 2007 Annual General Meeting of Shareholders (the "2007 Proxy Statement"), which will be filed with the Commission within 120 days after the close of our fiscal year. Such information is incorporated herein by reference. The information in the 2007 Proxy Statement set forth under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" is incorporated herein by reference. Information regarding shareholder communications with our Board of Directors may be found under the caption "Communications with the Board of Directors" in our 2007 Proxy statement and is incorporated herein by reference.

Code of Ethics

We have adopted the Tyco Guide to Ethical Conduct, which applies to all employees, officers and directors of Tyco. Our Guide to Ethical Conduct meets the requirements of a "code of ethics" as defined by Item 406 of Regulation S-K and applies to our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, as well as all other employees, as indicated above. Our Guide to Ethical Conduct also meets the requirements of a code of business conduct and ethics under the listing standards of the New York Stock Exchange, Inc. Our Guide to Ethical Conduct is posted on our website at *www.tyco.com* under the heading "Our Commitment—Governance." We will also provide a copy of our Guide to Ethical Conduct to shareholders upon request. We intend to disclose any amendments to our Guide to Ethical Conduct, as well as any waivers for executive officers or directors, on our website.

Item 11. Executive Compensation

Information concerning executive compensation may be found under the captions "Executive Officer Compensation," "Compensation of Non-Employee Directors," and "Compensation Committee Interlocks and Insider Participation" of our 2007 Proxy Statement. Such information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information in our 2007 Proxy Statement set forth under the captions "Executive Officer Compensation—Equity Compensation Plan Information" and "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

The information in our 2007 Proxy Statement set forth under the caption "Certain Relationships and Related Transactions" is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information in our 2007 Proxy Statement set forth under the captions "Proposal Number Two—Re-Appointment of Independent Auditors and Authorization of the Audit Committee to Set Their Remuneration," "—Audit and Non-Audit Fees" and "—Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of the Independent Auditors" is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) (1) and (2) Financial Statements and Supplementary Data—See Item 8.

(3) Exhibit Index:

Exhibit Number	Exhibit
2.1	Stock and Asset Purchase Agreement dated December 20, 2005 among Tyco Group S.A.R.L., TP&A Acquisition Corporation and for a limited purpose Tyco International Group S.A. (Incorporated by reference to Exhibit 2.1 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended December 30, 2005 filed on February 7, 2006).
3.1	Memorandum of Association (as altered) (Incorporating all amendments to July 2, 1997) (Incorporated by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003 filed on May 15, 2003 to make this exhibit electronically available because it was last filed with the Commission in paper format).
3.2	Certificate of Incorporation (Incorporating all amendments to July 2, 1997) (Incorporated by reference to Exhibit 3.2 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003 filed on May 15, 2003 to make this exhibit electronically available because it was last filed with the Commission in paper format).
3.3	Amended and Restated Bye-Laws of Tyco International Ltd. (incorporating all amendments as of March 25, 2004). (Incorporated by reference to Appendix A to the Registrant's Definitive Proxy Statement on Schedule 14A for the Annual General Meeting of Shareholders on March 25, 2004 filed on January 28, 2004).
4.1	Form of Indenture, dated as of June 9, 1998, among Tyco International Group S.A. ("TIGSA"), Tyco and The Bank of New York, as trustee (Incorporated by reference to Exhibit 4.1 to Post-effective Amendment No. 1 to the Registrant's and TIGSA's Co-Registration Statement on Form S-3 (No. 333-50855) filed on June 9, 1998).
4.2	Indenture by and among TIGSA, Tyco, and State Street Bank and Trust Company, as trustee, dated as of February 12, 2001 relating to Zero Coupon Convertible Debentures due 2021 (Incorporated by reference to Exhibit 4.1 to the Registrants' and TIGSA's Co-Registration Statement on Form S-3 (No. 333-57180) filed March 16, 2001).
4.3	Indenture between Tyco and State Street Bank and Trust Company, as trustee, dated as of November 17, 2000 relating to Zero Coupon Convertible Debentures due 2020 (Incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-3 (No. 333-51548) filed on December 8, 2000).
4.4	Indenture by and among TIGSA and U.S. Bank, N.A., as trustee, dated as of January 13, 2003 relating to Series A 2.75% Convertible Senior Debentures due 2018 and Series B 3.125% Convertible Senior Debentures due 2023 (Incorporated by reference to Exhibit 4.1 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2002 filed on February 14, 2003).
4.5	Supplemental Indenture No. 1, dated January 10, 2003, by and among TIGSA, Tyco International Ltd. and U.S. Bank, N.A. (Incorporated by reference to Exhibit 99(D)(2) to the Registrants' and TIGSA's Schedule TO filed on January 14, 2003).

Exhibit Number	Exhibit
4.6	Indenture dated as of November 12, 2003, among Tyco International Group S.A., Tyco International Ltd. and The Bank of New York, as trustee (Incorporated by reference to Exhibit 4.1 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2003 filed on February 17, 2004).
4.7	First Supplemental Indenture dated as of November 12, 2003, among Tyco International Group S.A., Tyco International Ltd. and The Bank of New York, as trustee (Incorporated by reference to Exhibit 4.2 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2003 filed on February 17, 2004).
4.8	Supplemental Indenture No. 3, dated as of January 9, 1998 among Tyco International Group S.A., Tyco International Ltd. and the Bank of New York, as Trustee (Incorporated by reference to Exhibit 4.4 to the Registrant's Post-Effective Amendment No. 1 Registration Statement on Form S-3 (333-50855) filed on June 9, 1998).
4.9	Supplemental Indenture No. 6, dated as of November 2, 1998 among Tyco International Group S.A., Tyco International Ltd. and the Bank of New York, as Trustee (Incorporated by reference to Exhibit 4.3 to the Registrant's Registration Statement on Form S-4 (333-71493) filed on January 29, 1999).
4.10	Supplemental Indenture No. 7, dated as of January 12, 1999 among Tyco International Group S.A., Tyco International Ltd. and the Bank of New York, as Trustee (Incorporated by reference to Exhibit 4.7 to the Registrant's Post-Effective Amendment No. 2 Registration Statement on Form S-3 (333-50855) filed on January 26, 1999).
4.11	Supplemental Indenture No. 8, dated as of January 12, 1999 among Tyco International Group S.A., Tyco International Ltd. and the Bank of New York, as Trustee (Incorporated by reference to Exhibit 4.7 to the Registrant's Post-Effective Amendment No. 2 to Registration Statement on Form S-3 (333-50855) filed on January 26, 1999).
4.12	Supplemental Indenture No. 13, dated as of April 4, 2000 among Tyco International Group S.A., Tyco International Ltd. and the Bank of New York, as Trustee (Incorporated by reference to Exhibit 4.2 to the Registrant's Registration Statement on Form S-4 (333-42128) filed on July 24, 2000).
4.13	Supplemental Indenture No. 15, dated as of February 21, 2001 among Tyco International Group S.A., Tyco International Ltd. and the Bank of New York, as Trustee (Incorporated by reference to Exhibit 4.2 to Tyco International Group SA's Post-Effective Amendment No. 1 to Form S-3 (333-44100) filed on February 28, 2001).
4.14	Supplemental Indenture No. 16, dated as of February 21, 2001 among Tyco International Group S.A., Tyco International Ltd. and the Bank of New York, as Trustee (Incorporated by reference to Exhibit 4.3 to Tyco International Group SA's Post-Effective Amendment No. 1 to Form S-3 (333-44100) filed on February 28, 2001).
4.15	Supplemental Indenture No. 18, dated July 30, 2001, among Tyco International Group S.A., Tyco International Ltd. and The Bank of New York, as Trustee (Incorporated by reference to Exhibit 4.5 to Tyco International Group SA's Post Effective Amendment No. 2 to Form S-3 (333-44100) filed on August 3, 2001).

Exhibit Number	Exhibit
4.16	Form of Supplemental Indenture No. 19, dated July 30, 2001, among Tyco International Group S.A., Tyco International Ltd. and The Bank of New York, as Trustee (Incorporated by reference to Tyco International Group SA's Post Effective Amendment No. 2 to Form S-3 (333-44100) filed August 3, 2001).
4.17	Supplemental Indenture No. 20, dated as of October 26, 2001 among Tyco International Group S.A., Tyco International Ltd. and the Bank of New York, as Trustee (Incorporated by reference to Exhibit 4.4 to the Registrant's Post-Effective Amendment No. 1 to Form S-3 (333-68508) filed on November 2, 2001).
4.18	Certain instruments defining the rights of holders of the Company's, its consolidated subsidiaries' and Tyco International Group Sac's long-term debt, none of which authorize a total amount of indebtedness in excess of 10% of the total assets of the Company and its subsidiaries on a consolidated basis, have not been filed as exhibits. The Company agrees to furnish a copy of these agreements to the Commission upon request.
10.1	The Tyco International Ltd. Long Term Incentive Plan (formerly known as the ADT 1993 Long-Term Incentive Plan) (as amended May 12, 1999) (Incorporated by reference to Exhibit 10.1 to the Registrant's Form S-8 (No. 333-80391) filed on June 10, 1999).(1)
10.2	1994 Restricted Stock Ownership Plan for Key Employees (Incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-8 (No. 333-93261) filed on December 21, 1999).(1)
10.3	Tyco International (US) Inc. Supplemental Executive Retirement Plan, amended and restated as of October 1, 2000, dated December 30, 2000 (Incorporated by reference to Exhibit 10.3 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2004 filed on December 14, 2004).(1)
10.4	Second Amendment to Tyco International (US) Inc. Supplemental Executive Retirement Plan, dated February 14, 2002 (Incorporated by reference to Exhibit 10.4 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2004 filed on December 14, 2004).(1)
10.5	Third Amendment to Tyco International (US) Inc. Supplemental Executive Retirement Plan, dated July 30, 2002 (Incorporated by reference to Exhibit 10.5 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2004 filed on December 14, 2004).(1)
10.6	Amendments to the Tyco International Ltd. Supplemental Executive Retirement Plan, dated December 24, 2003 (Incorporated by reference to Exhibit 10.6 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2004 filed on December 14, 2004).(1)(2)
10.7	December 2003 Amendment to Tyco International (US) Inc. Supplemental Executive Retirement Plan, dated December 24, 2003 (Incorporated by reference to Exhibit 10.7 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2004 filed on December 14, 2004).(1)

Exhibit Number	Exhibit
10.8	Amendment No. 2004-1 to the Tyco International (US) Inc. Supplemental Executive Retirement Plan, dated April 30, 2004 (Incorporated by reference to Exhibit 10.8 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2004 filed on December 14, 2004).(1)
10.9	The Amended and Restated Tyco International Ltd. Deferred Compensation Plan for Directors (Effective January 1, 2005) (Incorporated by reference to Exhibit 10.9 to the Registrant's Annual Report on Form 10-K for the year ended September 30, 2005 filed December 9, 2005).(1)
10.10	The Tyco International Ltd. Long Term Incentive Plan II (Incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-8 (No. 333-75037) filed March 25, 1999).(1)
10.11	Change in Control Severance Plan for Certain U.S. Officers and Executives dated January 1, 2005 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on March 16, 2005).(1)
10.12	Retention Agreement for L. Dennis Kozlowski dated January 22, 2001 and Amendment thereto dated August 1, 2001 (Incorporated by reference to Exhibit 10.8 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2001 filed December 28, 2001).(1)
10.13	Retention Agreement for Mark H. Swartz dated January 22, 2001 and Amendment thereto dated August 1, 2001 (Incorporated by reference to Exhibit 10.9 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2001 filed December 28, 2001).(1)
10.14	Retention Agreement for Richard J. Meelia dated February 14, 2002 (Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2001 filed February 14, 2002).(1)
10.15	Amendment to Retention Agreement dated as of December 9, 2004, by and between Tyco International Ltd. And Richard J. Meelia (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on December 17, 2004).(1)
10.16	Amendment to Retention Agreement dated as of December 9, 2005, by and between Tyco International Ltd. and Richard J. Meelia (Incorporated by reference to Exhibit 10.16 to the Registrant's Annual Report on Form 10-K for the year ended September 30, 2005 filed on December 9, 2005).(1)
10.17	Edward D. Breen Employment Contract dated July 25, 2002 (Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002 filed August 14, 2002).(1)
10.18	David J. FitzPatrick Employment Contract dated September 18, 2002 (Incorporated by reference to Exhibit 10.16 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2002 filed on December 30, 2002).(1)
10.19	First Amendment to the Executive Employment Agreement, dated as of September 18, 2004, by and between David J. FitzPatrick and Tyco International Ltd. (Incorporated by reference to Exhibit 10.17 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2004 filed on December 14, 2004).(1)

Exhibit Number	Exhibit
10.20	Resignation Agreement and General Release between Tyco International Ltd. and David J. FitzPatrick (incorporated by reference to exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on March 30, 2005).(1)
10.21	William B. Lytton Employment Contract dated September 30, 2002 (Incorporated by reference to Exhibit 10.17 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2002 filed on December 30, 2002).(1)
10.22	First Amendment to the Executive Employment Agreement, dated as of September 30, 2004, by and between William B. Lytton and Tyco International Ltd. (Incorporated by reference to Exhibit 10.19 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2004 filed on December 14, 2004).(1)
10.23	Employment Offer Letter dated February 14, 2005 between Tyco International Ltd. and Christopher J. Coughlin (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on February 15, 2005).(1)
10.24	Tyco International Ltd. UK Savings Related Share Option Plan (Incorporated by reference to Exhibit 10.18 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2002 filed on December 30, 2002).(1)
10.25	Tyco Employee Stock Purchase Plan, as amended May 2003 (Incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-8 dated July 30, 2003).(1)
10.26	Tyco International (Ireland) Employee Share Scheme (Incorporated by reference to Exhibit 10.20 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2002 filed on December 30, 2002).(1)
10.27	Tyco Supplemental Savings and Retirement Plan, amended and restated effective January 1, 2005 (Incorporated by reference to Exhibit 10.27 to the Registrant's Annual Report on Form 10-K for the year ended September 30, 2005 filed on December 9, 2005).(1)
10.28	Juergen Gromer Employment Contract effective October 1, 1999 and executed on June 19, 2000. (Incorporated by reference to Exhibit 10.23 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2003 filed on December 17, 2003).(1)
10.29	Tyco International Ltd. 2004 Stock and Incentive Plan (Incorporated by reference to Appendix B to the Registrant's Proxy Statement for the fiscal year ended September 30, 2003 filed on January 28, 2004).(1)
10.30	Amendment to Tyco International Ltd. 2004 Stock and Incentive Plan, effective as of October 1, 2004 (Incorporated by reference to Exhibit 10.26 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2004 filed on December 14, 2004).(1)
10.31	Amendment to Tyco International Ltd. 2004 Stock and Incentive Plan, effective as of September 22, 2005 (Incorporated by reference to Exhibit 10.31 to the Registrant's Annual Report on Form 10-K for the year ended September 30, 2005 filed on December 9, 2005).(1)
10.32	Terms and Conditions of Option Award, Restricted Stock Award, and Restricted Unit Award and Form of Director Deferred Stock Unit Award Letter under the 2004 Stock and Incentive Plan (Incorporated by reference to Exhibit 10.27 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2004 filed on December 14, 2004).(1)

Exhibit Number	Exhibit
10.33	Tyco International (US) Inc. Severance Plan for U.S. Officers and Executives (Incorporated by reference to Exhibit 10.28 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2004 filed on December 14, 2004).(1)
10.34	Amended Severance Plan for U.S. Officers and Executives (Incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended April 1, 2005 filed on May 11, 2005).(1)
10.35	Retention Agreement between Dr. Juergen W. Gromer, President and Vice Chairman of Tyco Electronics and Tyco International Ltd. dated as of March 22, 2006 (Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006 filed May 9, 2006).
10.36	Three-Year Credit Agreement dated as of December 22, 2003 among Tyco International Group S.A., Tyco International Ltd., Bank of America, N.A., as Paying Agent, the banks named therein, and Bank of America, N.A. and Citicorp North America, as Co-Administrative Agents (Incorporated by reference to Exhibit 4.3 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2003).
10.37	Five-Year Credit Agreement dated as of December 16, 2004 among Tyco International Group S.A., Tyco International Ltd., each lender from time to time party thereto, and Bank of America, N.A. and Citigroup USA, Inc., as Co-Administrative Agents (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on December 22, 2004).
10.38	Amendment dated as of December 16, 2004, among Tyco International Group S.A., Tyco International Ltd., each required lender from time to time party thereto, and Bank of America, N.A., as Paying Agent, to the Three-Year Credit Agreement dated as of December 22, 2003 among Tyco International Group S.A., Tyco International Ltd., the banks named therein, and bank of America, N.A. and Citigroup North America, as Co-Administrative Agents (Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on December 22, 2004).
10.39	Amendment No. 1, dated April 15, 2005 to the Five-Year Credit Agreement dated as of December 16, 2004 among Tyco International Group S.A., Tyco International Ltd., each lender from time to time thereto, and Bank of America, N.A. and Citigroup USA, Inc., as Co-Administrative Agents (Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended April 1, 2005 filed on May 11, 2005).
10.40	Amendment No. 2 dated as of April 15, 2005 among Tyco International Group, S.A., Tyco International Ltd., each required lender from time to time party thereto, and Bank of America, N.A., as Paying Agent, to the Three-Year Credit Agreement dated as of December 22, 2003 among Tyco International Group S.A., Tyco International Ltd., the banks named therein, and Bank of America, N.A. and Citigroup North America, as Co-Administrative Agents (Incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended April 1, 2005 filed on May 11, 2005).

Exhibit Number	Exhibit
10.41	Amendment No. 3 dated as of June 28, 2006 among Tyco International Group S.A., Tyco International Ltd., each required lender from time to time party thereto, and Bank of America, N.A., as Paying Agent, to the Three-Year Credit Agreement dated as of December 22, 2003 among Tyco International Group S.A., Tyco International Ltd., the banks named therein, and Bank of America., N.A. and Citigroup North America, as Co-Administrative Agents (Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006 filed on May 9, 2006).
21.1	Subsidiaries of the registrant (Filed herewith).
23.1	Consent of Deloitte and Touche LLP (Filed herewith).
24.1	Power of Attorney (Filed herewith).
31.1	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Filed herewith).
31.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Filed herewith).
32.1	Certification by the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Filed herewith).

(1) Management contract or compensatory plan.

(2) In July 1997, a wholly-owned subsidiary of what was formerly called ADT Limited ("ADT") merged with Tyco International Ltd., a Massachusetts Corporation at the time ("Former Tyco"). Upon consummation of the merger, ADT (the continuing public company) changed its name to Tyco International Ltd. ("Tyco"). Former Tyco became a wholly-owned subsidiary of Tyco and changed its name to Tyco International (US) Inc.

(b) See Item 15(a)(3) above.

(c) See Item 15(a)(2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TYCO INTERNATIONAL LTD.

By: /s/ CHRISTOPHER J. COUGHLIN

Christopher J. Coughlin
Executive Vice President
and Chief Financial Officer
(Principal Financial Officer)

Date: December 8, 2006

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant on December 8, 2006 in the capacities indicated below.

Name	Title
/s/ EDWARD D. BREEN Edward D. Breen	Chairman, Chief Executive Officer and Director (Principal Executive Officer)
/s/ CHRISTOPHER J. COUGHLIN Christopher J. Coughlin	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ CAROL ANTHONY DAVIDSON Carol Anthony Davidson	Senior Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)
* Adm. Dennis C. Blair	Director
* Brian Duperreault	Director
* Bruce S. Gordon	Director
* Rajiv L. Gupta	Director
* John A. Krol	Director
* H. Carl McCall	Director

Name	Title
* Mackey J. McDonald	Director
* Dr. Brendan R. O'Neill	Director
* Sandra S. Wijnberg	Director
* Jerome B. York	Director

* William B. Lytton, by signing his name hereto, does sign this document on behalf of the above noted individuals, pursuant to powers of attorney duly executed by such individuals, which have been filed as Exhibit 24.1 to this Report.

By: /s/ WILLIAM B. LYTTON

William B. Lytton
Attorney-in-fact

TYCO INTERNATIONAL LTD.
Index to Consolidated Financial Information

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Discussion of Management's Responsibility

We are responsible for the preparation, integrity and fair presentation of the consolidated financial statements and related information appearing in this report. We take these responsibilities very seriously and are committed to being recognized as a leader in governance, controls, clarity and transparency of financial statements. We are committed to making honesty, integrity and transparency the hallmarks of how we run Tyco. We believe that to succeed in today's environment requires more than just compliance with laws and regulations—it requires a culture based upon the highest levels of integrity and ethical values. Expected behavior starts with our Board of Directors and our senior team leading by example and includes every one of Tyco's 238,200 global employees, as well as our customers, suppliers and business partners. One of our most crucial objectives is continuing to restore public, employee and shareholder confidence in Tyco. We believe this is being accomplished; first, by issuing financial information and related disclosures that are accurate, complete and transparent so investors are well informed; second, by supporting a leadership culture based on an ethic of uncompromising integrity and accountability; and third, by recruiting, training and retaining high-performance individuals who have the highest ethical standards. We take full responsibility for meeting this objective. We maintain appropriate accounting standards, and disclosure controls and devote our full commitment and the necessary resources to these items.

Dedication to Governance, Controls and Financial Reporting

Throughout 2006, we continued to maintain and enhance internal controls over financial reporting, disclosures and corporate governance practices. We believe that a strong control environment is a dynamic process. Therefore, we intend to continue to devote the necessary resources to maintain and improve our internal controls and corporate governance.

Our Audit Committee meets regularly and separately with management, Deloitte & Touche LLP, our independent auditors, and our internal auditors to discuss financial reports, controls and auditing.

We, our Board and our Audit Committee are all committed to excellence in governance, financial reporting and controls.

/s/ EDWARD D. BREEN	/s/ CHRISTOPHER J. COUGHLIN
Edward D. Breen *Chairman and Chief Executive Officer*	Christopher J. Coughlin *Executive Vice President and Chief Financial Officer*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Tyco International Ltd.

We have audited the accompanying consolidated balance sheets of Tyco International Ltd. and subsidiaries (the "Company") as of September 29, 2006 and September 30, 2005, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended September 29, 2006. Our audits also included the financial statement schedule for the years ended September 29, 2006, September 30, 2005 and 2004, listed in the Index at Item 15a. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 29, 2006 and September 30, 2005, and the results of its operations and its cash flows for each of the three years in the period ended September 29, 2006, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Notes 1 and 9 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123R, *Share—Based Payment*, on October 1, 2005 and Financial Accounting Standards Board ("FASB") Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143*, during the fourth quarter of 2006.

As discussed in Notes 9 and 19 to the consolidated financial statements, in 2005, the Company changed the measurement date of its pension and post retirement plans from September 30 to August 31.

As discussed in Note 1, the accompanying 2005 and 2004 consolidated financial statements have been restated.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of September 29, 2006, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 8, 2006 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP

New York, New York
December 8, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Tyco International Ltd.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Tyco International Ltd. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of September 29, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of September 29, 2006, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 29, 2006, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended September 29, 2006 of the Company and our report dated December 8, 2006 expressed an unqualified opinion on those financial statements and financial statement schedule and included explanatory paragraphs regarding the Company's adoption of Statement of Financial Accounting Standards No. 123R, *Share—Based Payment,* on October 1, 2005 and Financial Accounting Standards Board ("FASB") Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143,* during the fourth quarter of 2006.

/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP

New York, New York
December 8, 2006

TYCO INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF INCOME
Years ended September 29, 2006, September 30, 2005 and 2004
(in millions, except per share data)

	2006	2005 (Restated)	2004 (Restated)
Revenue from product sales	$33,146	$ 31,533	$ 29,886
Service revenue	7,814	7,772	8,074
Net revenue	40,960	39,305	37,960
Cost of product sales	22,503	20,804	19,115
Cost of services	4,780	4,767	5,145
Selling, general and administrative expenses	7,988	8,229	8,182
Separation costs	169	—	—
(Gains) losses on divestitures	(44)	(274)	116
Restructuring and other charges, net	20	5	204
Impairment of long-lived assets	7	6	52
In-process research and development	63	—	—
Operating income	5,474	5,768	5,146
Interest income	134	123	91
Interest expense	(713)	(815)	(956)
Other expense, net	(11)	(911)	(286)
Income from continuing operations before income taxes and minority interest	4,884	4,165	3,995
Income taxes	(799)	(1,112)	(1,112)
Minority interest	(10)	(9)	(14)
Income from continuing operations	4,075	3,044	2,869
Loss from discontinued operations, net of income taxes	(348)	(46)	(49)
Income before cumulative effect of accounting change	3,727	2,998	2,820
Cumulative effect of accounting change, net of income taxes	(14)	21	—
Net income	$ 3,713	$ 3,019	$ 2,820
Basic earnings per share:			
Income from continuing operations	$ 2.03	$ 1.51	$ 1.43
Loss from discontinued operations	(0.17)	(0.02)	(0.02)
Income before cumulative effect of accounting change	1.86	1.49	1.41
Cumulative effect of accounting change	(0.01)	0.01	—
Net income	$ 1.85	$ 1.50	$ 1.41
Diluted earnings per share:			
Income from continuing operations	$ 1.97	$ 1.44	$ 1.34
Loss from discontinued operations	(0.17)	(0.02)	(0.02)
Income before cumulative effect of accounting change	1.80	1.42	1.32
Cumulative effect of accounting change	—	0.01	—
Net income	$ 1.80	$ 1.43	$ 1.32
Weighted-average number of shares outstanding:			
Basic	2,010	2,012	2,001
Diluted	2,084	2,167	2,220

See Notes to Consolidated Financial Statements.

TYCO INTERNATIONAL LTD.
CONSOLIDATED BALANCE SHEETS
As of September 29, 2006 and September 30, 2005
(in millions, except share data)

	2006	2005 (Restated)
Assets		
Current Assets:		
Cash and cash equivalents	$ 2,926	$ 3,212
Accounts receivable, less allowance for doubtful accounts of $336 and $421, respectively	7,064	6,657
Inventories	4,794	4,144
Prepaid expenses and other current assets	2,585	1,861
Deferred income taxes	1,171	1,220
Assets held for sale	245	1,568
Total current assets	18,785	18,662
Property, plant and equipment, net	9,309	9,092
Goodwill	24,858	24,557
Intangible assets, net	5,128	5,085
Other assets	5,642	5,290
Total Assets	$63,722	$62,686
Liabilities and Shareholders' Equity		
Current Liabilities:		
Current maturities of long-term debt	$ 808	$ 1,930
Accounts payable	3,527	3,019
Accrued and other current liabilities	5,834	5,769
Deferred revenue	841	771
Liabilities held for sale	56	320
Total current liabilities	11,066	11,809
Long-term debt	9,365	10,599
Other liabilities	7,818	7,702
Total Liabilities	28,249	30,110
Commitments and contingencies (Note 18)		
Minority interest	54	61
Shareholders' Equity:		
Preference shares, $1 par value, 125,000,000 shares authorized, none outstanding	—	—
Common shares, $0.20 par value, 4,000,000,000 shares authorized; 1,992,120,380 and 2,014,853,113 shares outstanding, net of 104,982,780 and 12,024,224 shares owned by subsidiaries, respectively	398	403
Capital in excess:		
Share premium	8,787	8,540
Contributed surplus, net	14,493	15,507
Accumulated earnings	10,706	7,800
Accumulated other comprehensive income	1,035	265
Total Shareholders' Equity	35,419	32,515
Total Liabilities and Shareholders' Equity	$63,722	$62,686

See Notes to Consolidated Financial Statements.

TYCO INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years Ended September 29, 2006, September 30, 2005 and 2004
(in millions)

	Number of Common Shares	Common Shares $0.20 Par Value	Share Premium	Contributed Surplus, Net (Restated)	Accumulated Earnings (Restated)	Accumulated Other Comprehensive (Loss) Income	Total (Restated)
Balance at October 1, 2003	1,998	$400	$8,161	$15,291	$ 2,840	$ (273)	$26,419
Comprehensive income:							
Net income					2,820		2,820
Currency translation						704	704
Unrealized gain on marketable securities, net of income taxes						3	3
Unrealized loss on derivative instruments, net of income taxes						(4)	(4)
Minimum pension liability, net of income taxes						86	86
Total comprehensive income							$ 3,609
Dividends declared					(100)		(100)
Restricted share grants, net of forfeitures	3	1		(1)			—
Share options exercised, including tax benefit of $153	8	1	154	153			308
Compensation expense				122			122
Other	1			4			4
Balance at September 30, 2004	2,010	402	8,315	15,569	5,560	516	30,362
Comprehensive income:							
Net income					3,019		3,019
Currency translation						(48)	(48)
Unrealized loss on marketable securities, net of income taxes						(3)	(3)
Minimum pension liability, net of income taxes						(200)	(200)
Total comprehensive income							$ 2,768
Dividends declared					(805)		(805)
Restricted share grants, net of forfeitures	2	1		(1)			—
Share options exercised, including tax benefit of $110	11	2	223	110			335
Repurchase of common shares by subsidiary	(10)	(2)		(298)			(300)
Compensation expense				101			101
Exchange of convertible debt	2			25			25
Reporting calendar alignment, net of income taxes					26		26
Other			2	1			3
Balance at September 30, 2005	2,015	403	8,540	15,507	7,800	265	32,515
Comprehensive income:							
Net income					3,713		3,713
Currency translation						619	619
Unrealized gain on marketable securities, net of income taxes						2	2
Minimum pension liability, net of income taxes						149	149
Total comprehensive income							$ 4,483
Dividends declared					(807)		(807)
Restricted share grants, net of forfeitures	4	1		(1)			—
Share options exercised, including tax expense of $13	14	2	247	(13)			236
Repurchase of common shares by subsidiary	(95)	(19)		(2,525)			(2,544)
Compensation expense				281			281
Exchange of convertible debt	54	11		1,224			1,235
Other				20			20
Balance at September 29, 2006	1,992	$398	$8,787	$14,493	$10,706	$1,035	$35,419

See Notes to Consolidated Financial Statements.

TYCO INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended September 29, 2006, September 30, 2005 and 2004
(in millions)

	2006	2005 (Restated)	2004 (Restated)
Cash Flows From Operating Activities:			
Net income	$ 3,713	$ 3,019	$ 2,820
Loss from discontinued operations, net of income taxes	348	46	49
Cumulative effect of accounting change, net of income taxes	14	(21)	—
Income from continuing operations	4,075	3,044	2,869
Adjustments to reconcile net cash provided by operating activities:			
(Gains) losses on divestitures	(44)	(271)	111
Non-cash restructuring and other charges (credits), net	2	(19)	(35)
Impairment of long-lived assets	7	6	51
In-process research and development	63	—	—
(Gains) loss on investments, net	(30)	(24)	1
Depreciation and amortization	2,065	2,084	2,098
Non-cash compensation expense	275	99	121
Deferred income taxes	72	(28)	167
Provision for losses on accounts receivable and inventory	174	232	317
Debt and refinancing cost amortization	16	30	55
Loss on the retirement of debt	2	1,013	284
Other non-cash items	(14)	49	39
Changes in assets and liabilities, net of the effects of acquisitions and divestitures:			
Accounts receivable, net	(206)	(701)	(149)
Decrease in sale of accounts receivable	(9)	(18)	(929)
Contracts in progress	(66)	(43)	16
Inventories	(680)	(125)	(247)
Other current assets	31	79	91
Accounts payable	435	422	84
Accrued and other liabilities	(332)	144	(108)
Income taxes	(140)	328	404
Other	(102)	(147)	(35)
Net cash provided by operating activities	5,594	6,154	5,205
Net cash (used in) provided by discontinued operating activities	(28)	64	206
Cash Flows From Investing Activities:			
Capital expenditures	(1,569)	(1,354)	(1,127)
Proceeds from disposal of assets	55	91	140
Acquisition of customer accounts (ADT dealer program)	(373)	(328)	(254)
Acquisition of businesses, net of cash acquired	(413)	(82)	(15)
Purchase accounting and holdback liabilities	(19)	(47)	(104)
Divestiture of businesses, net of cash retained	934	295	236
Decrease (increase) in investments	58	(272)	423
Decrease (increase) in restricted cash	12	(2)	342
Other	(11)	(16)	(25)
Net cash used in investing activities	(1,326)	(1,715)	(384)
Net cash used in discontinued investing activities	(100)	(39)	(48)
Cash Flows From Financing Activities:			
Net repayment of short-term debt	(1,901)	(2,023)	(2,650)
Proceeds from issuance of long-term debt	700	—	2,224
Repayment of long-term debt, including debt tenders	(32)	(2,956)	(4,332)
Proceeds from exercise of share options	250	226	155
Dividends paid	(806)	(628)	(100)
Repurchase of common shares by subsidiary	(2,544)	(300)	(1)
Transfer (to) from discontinued operations	(241)	(78)	169
Other	(22)	(23)	(24)
Net cash used in financing activities	(4,596)	(5,782)	(4,559)
Net cash provided by (used in) discontinued financing activities	137	(16)	(186)
Effect of currency translation on cash	42	65	45
Net (decrease) increase in cash and cash equivalents	(277)	(1,269)	279
Less: net (increase) decrease in cash related to discontinued operations	(9)	(9)	28
Cash and cash equivalents at beginning of year	3,212	4,490	4,183
Cash and cash equivalents at end of year	$ 2,926	$ 3,212	$ 4,490
Supplementary Cash Flow Information:			
Interest paid	$ 717	$ 850	$ 975
Income taxes paid, net of refunds	862	798	550

See Notes to Consolidated Financial Statements.

TYCO INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation, Restatement and Summary of Significant Accounting Policies

Basis of Presentation—The Consolidated Financial Statements include the consolidated accounts of Tyco International Ltd., a company organized under the laws of Bermuda, and its subsidiaries (Tyco and all its subsidiaries, hereinafter collectively referred to as the "Company" or "Tyco") and have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP"). Unless otherwise indicated, references in the Consolidated Financial Statements to 2006, 2005 and 2004 are to Tyco's fiscal year ended September 29, 2006, September 30, 2005 and September 30, 2004, respectively.

Restatement—Reviews of Prior Period Stock Option Grant Practices and Equity Plan Compliance

Review of Prior Period Stock Option Grant Practices

Following publicity in 2006 regarding the granting of stock options at a number of companies, the Company initiated an internal review of its historical stock option grant practices to determine whether the Company's stock option award actions were appropriately governed and were accurately reflected in the Company's financial statements. The Company's Internal Audit staff, which reports directly to the Audit Committee of the Board of Directors, began a review of the Company's equity incentive plan practices and associated approvals over the period October 1999 through June 2006. In addition to its review of plan administration, the Internal Audit staff performed detailed audit procedures on more than 95% of share options granted through the regular and off-cycle grants during this period. The audit procedures covered 100% of named executive officers and Section 16 officers and directors. The Company's review included an evaluation of grant authorizations, an assessment of the appropriate measurement dates under Accounting Principles Board ("APB") Opinion No. 25, "*Accounting for Stock Issued to Employees*," and the application of appropriate equity pricing methodology.

The Company has determined that between October 1999 and 2002, there were several grants for which complete documentation was not available. As such, validation of the appropriate measurement date under APB Opinion No. 25 was difficult to determine with precision. For such grants, the Company determined an appropriate measurement date in reliance upon all available evidence and consideration of alternatives, including the communication date to grantees for all grants, to establish a reasonable date upon which equity recipients and share awards were known, fixed and ready to be communicated to employees. To the extent the Company was able to conclude that grant date lists were fixed and ready to be communicated to employees, the measurement date was considered to be the grant date. However, in many instances, the measurement date the Company used was the date that the equity award was communicated to the recipient.

The Company has concluded that errors relating to the Company's stock option accounting primarily resulted from: (a) incomplete documentation to enable application of accounting principles under APB Opinion No. 25; (b) the unintentional misapplication of generally accepted accounting principles; and (c) the absence of adequate control procedures in 1999 through early 2002 designed to ensure equity recipients and share awards were fixed and certain prior to the legal grant date.

The amount of aggregate compensation expense related to this item, which the Company should have recorded in prior periods, is $252 million pre-tax and $173 million after-tax, relating to grants awarded prior to the end of 2002. None of this amount relates to 2006, $17 million pre-tax ($8 million after-tax) relates to 2005 and $66 million pre-tax ($46 million after-tax) relates to 2004, as awards vested over the relevant vesting periods. Had the Company used the communication date as the measurement date in all instances, the difference in the amount recorded would not have been material to any period or in the aggregate.

1. Basis of Presentation, Restatement and Summary of Significant Accounting Policies (Continued)

Review of Equity Plan Compliance

Separately, the Company identified an error related to the recognition of compensation expense under the Company's employee stock purchase program in the United Kingdom. The aggregate compensation expense related to this item which the Company should have recorded in 2002-2005 is $29 million pre-tax and $20 million after-tax. None of this amount relates to 2006, $7 million pre-tax ($5 million after-tax) relates to 2005 and $19 million pre-tax ($13 million after-tax) relates to 2004.

Effect of Restatement

Taken together, these prior period errors result in an aggregate understatement of compensation expense of $281 million pre-tax and $193 million after-tax. Based on the findings of the items discussed above, the Company has restated its reported results for prior periods to reflect the impact of additional stock-based compensation expense in Corporate. See Note 23.

The impact on the Consolidated Statements of Income for the years ended September 30, 2005 and 2004, and the Consolidated Balance Sheet as of September 30, 2005, as a result of the above restatement, is summarized in the tables below. There was no impact on total cash flows from operating, investing or financing activities within the Consolidated Statements of Cash Flows for the years ended September 30, 2005 and 2004. The amounts previously reported are derived from the

1. Basis of Presentation, Restatement and Summary of Significant Accounting Policies (Continued)

Form 10-K for the year ended September 30, 2005 filed on December 9, 2005 and have been reclassified for the effects of discontinued operations.

	Years Ended September 30,	
	2005	2004
	($ in millions)	
Operating income, as previously reported	$5,792	$5,231
Adjustments:		
Prior Period Stock Option Grant Practices	(17)	(66)
Equity Plan Compliance	(7)	(19)
Decrease	(24)	(85)
Operating income, as restated	$5,768	$5,146

	Net Income		Accumulated Earnings
	Years Ended September 30,		At October 1,
	2005	2004	2003
	($ in millions)		
As previously reported	$3,032	$2,879	$2,961
Adjustments:			
Prior Period Stock Option Grant Practices	(8)	(46)	(119)
Equity Plan Compliance	(5)	(13)	(2)
Decrease[1]	(13)	(59)	(121)
As restated	$3,019	$2,820	$2,840

(1) The impact of the restatement described above on accumulated earnings was $59 million, $53 million, and $9 million for 2003, 2002 and 2001 and prior, respectively.

TYCO INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation, Restatement and Summary of Significant Accounting Policies (Continued)

	Years Ended September 30,			
	2005		2004	
	Amounts Previously Reported	As Restated	Amounts Previously Reported	As Restated
	($ in millions, except per share data)			
Consolidated Statements of Income Data:				
Selling, general and administrative expenses	$ 8,205	$ 8,229	$ 8,097	$ 8,182
Operating income	5,792	5,768	5,231	5,146
Income from continuing operations before income taxes and minority interest	4,189	4,165	4,080	3,995
Income taxes	(1,123)	(1,112)	(1,138)	(1,112)
Income from continuing operations	3,057	3,044	2,928	2,869
Income before cumulative effect of accounting change	3,011	2,998	2,879	2,820
Net income	$ 3,032	$ 3,019	$ 2,879	$ 2,820
Basic earnings per share:				
Income from continuing operations	$ 1.52	$ 1.51	$ 1.46	$ 1.43
Income before cumulative effect of accounting change	1.50	1.49	1.44	1.41
Net income	$ 1.51	$ 1.50	$ 1.44	$ 1.41
Diluted earnings per share:				
Income from continuing operations	$ 1.45	$ 1.44	$ 1.37	$ 1.34
Income before cumulative effect of accounting change	1.42	1.42	1.35	1.32
Net income	$ 1.43	$ 1.43	$ 1.35	$ 1.32

	As of September 30, 2005	
	Amounts Previously Reported	As Restated
	($ in millions)	
Consolidated Balance Sheet Data:		
Assets		
Other assets	$ 5,225	$ 5,290
Total Assets	$62,621	$62,686
Liabilities and Shareholders' Equity		
Contributed surplus, net	$15,249	$15,507
Accumulated earnings[1]	7,993	7,800
Total Shareholders' Equity	32,450	32,515
Total Liabilities and Shareholders' Equity	$62,621	$62,686

[1] The impact of the restatement described above on accumulated earnings as of September 30, 2004 and October 1, 2003 was a decrease of $180 million and $121 million, respectively.

Principles of Consolidation—Tyco is a holding company which conducts its business through its operating subsidiaries. The Company is a global, diversified company that provides products and services in four business segments: Electronics, Fire and Security, Healthcare and Engineered Products and Services (see Note 23). The Company consolidates companies in which it owns or controls more than fifty percent of the voting shares or has the ability to control through similar rights. Also, the Company consolidates variable interest entities in which the Company bears a majority of the risk to the entities' expected losses or stands to gain from a majority of the entities' expected returns. All intercompany transactions have been eliminated. The results of companies acquired or disposed of

1. Basis of Presentation, Restatement and Summary of Significant Accounting Policies (Continued)

during the year are included in the Consolidated Financial Statements from the effective date of acquisition or up to the date of disposal.

During 2006, Tyco completed the sale of the Plastics and Adhesives segment and entered into a definitive agreement to sell the Printed Circuit Group ("PCG") business, a business of the Electronics segment. As the held for sale and discontinued operations criteria were met, the operations of the Plastics and Adhesives segment and PCG are reflected as discontinued operations for all periods presented.

Use of Estimates—The preparation of the Consolidated Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities and reported amounts of revenues and expenses. Significant estimates in these Consolidated Financial Statements include restructuring and other charges and credits, acquisition liabilities, allowances for doubtful accounts receivable, estimates of future cash flows associated with asset impairments, useful lives for depreciation and amortization, loss contingencies, net realizable value of inventories, fair values of financial instruments, estimated contract revenue and related costs, environmental and legal liabilities, income taxes and tax valuation allowances, and pension and postretirement employee benefit expenses. Actual results could differ materially from these estimates.

Change in Fiscal Year and Reporting Calendar Alignment—Effective October 1, 2004, Tyco changed its fiscal year end from a calendar fiscal year ending September 30 to a "52-53 week" year ending on the last Friday of September, such that each quarterly period will be 13 weeks in length. In addition, certain of the Company's subsidiaries had consistently closed their books up to one month prior to the Company's fiscal period end. These subsidiaries now report results for the same period as the reported results of the consolidated Company. The impact of this change was not material to the Consolidated Financial Statements. Net income for the transition period related to this change was $26 million and was reported within Shareholders' Equity during 2005. References to 2006, 2005 and 2004 are to Tyco's fiscal year ending in September unless otherwise indicated.

Revenue Recognition—The Company recognizes revenue principally on four types of transactions—sales of products, sales of security systems, subscriber billings for monitoring services and contract sales.

Revenue from the sales of products is recognized at the time title and risks and rewards of ownership pass. This is generally when the products reach the free-on-board shipping point, the sales price is fixed and determinable and collection is reasonably assured.

Provisions for certain rebates, sales incentives, trade promotions, coupons, product returns and discounts to customers are accounted for as reductions in determining sales in the same period the related sales are recorded. These provisions are based on terms of arrangements with direct, indirect and other market participants. Rebates are estimated based on sales terms, historical experience and trend analysis.

Sales of security monitoring systems include multiple elements including equipment installation, monitoring services and maintenance agreements. Amounts assigned to each component are based on that component's objectively determined fair value. If fair value cannot be objectively determined for a sale involving multiple elements, the Company recognizes the revenue from installation of services, along with the associated direct incremental costs, over the contract life.

1. Basis of Presentation, Restatement and Summary of Significant Accounting Policies (Continued)

Revenue from the sale of services is recognized as services are rendered. Customer billings for services not yet rendered are deferred and recognized as revenue as the services are rendered and the associated deferred revenue is included in current liabilities or long-term liabilities, as appropriate.

Contract sales for the installation of fire protection systems, large security intruder systems, undersea fiber optic cable systems and other construction related projects are recorded primarily on the percentage-of-completion method. Profits recognized on contracts in process are based upon estimated contract revenue and related cost to completion. Cost to completion is generally measured based on the ratio of actual cost incurred to total estimated cost. Revisions in cost estimates as contracts progress have the effect of increasing or decreasing profits in the current period. Provisions for anticipated losses are made in the period in which they first become determinable.

Certain of the Company's long-term contracts have warranty obligations. Estimated warranty costs for each contract are determined based on the contract terms and technology specific issues. These costs are included in total estimated contract costs accrued over the construction period of the respective contracts under percentage-of-completion accounting.

At September 29, 2006 and September 30, 2005, accounts receivable and other long-term receivables included retainage provisions of $91 million in both years of which $36 million and $31 million are unbilled, respectively. These retainage provisions consist primarily of electronics contracts, fire protection contracts as well as transportation, water and environmental-related contracts and become due upon contract completion and acceptance. At September 29, 2006 the retainage provision included $58 million, which is expected to be collected during 2007. In addition, at September 29, 2006 and September 30, 2005, $56 million and $28 million, respectively, of accounts receivable were unbilled related to long-term contracts.

Research and Development—Research and development expenditures are expensed when incurred and are included in cost of product sales. Research and development expenses include salaries, direct costs incurred and building and overhead expenses. Customer-funded research and development are costs incurred by Tyco that are reimbursed by customers. There is no net impact on research and development expense on the Consolidated Statements of Income for customer-funded research and development. Research and development expense in our Consolidated Statements of Income reflects company-sponsored research and development only. See Note 24.

Advertising—Advertising costs are expensed when incurred and are included in selling, general and administrative expenses. See Note 24.

Translation of Foreign Currency—For the Company's non-U.S. subsidiaries that account in a functional currency other than U.S. Dollars and do not operate in highly inflationary environments, assets and liabilities are translated into U.S. Dollars using year-end exchange rates. Revenue and expenses are translated at the average exchange rates in effect during the year. Foreign currency translation gains and losses are included as a component of accumulated other comprehensive income (loss) within shareholders' equity. For subsidiaries operating in highly inflationary environments, inventories and property, plant and equipment, including related expenses, are translated at the rate of exchange in effect on the date the assets were acquired, while other assets and liabilities are translated at year-end exchange rates. Translation adjustments for the assets and liabilities of these subsidiaries are included in net income.

Gains and losses resulting from foreign currency transactions included in net income were $105 million, $52 million and $66 million in 2006, 2005 and 2004, respectively.

1. Basis of Presentation, Restatement and Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents—All highly liquid investments purchased with maturity of three months or less from the time of purchase are considered to be cash equivalents.

On occasion, the Company is required to post cash collateral to secure obligations in respect of various construction projects, contractual obligations related to acquisitions or divestitures or other legal obligations. The amount of restricted cash in collateral was $77 million (of which $39 million is included in current assets and $38 million is included in long-term assets) and $86 million (of which $44 million is included in current assets and $42 million is included in long-term assets) at September 29, 2006 and September 30, 2005, respectively.

Allowance for Doubtful Accounts—The allowance for doubtful accounts receivable reflects the best estimate of probable losses inherent in Tyco's receivable portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available evidence.

Inventories—Inventories are recorded at the lower of cost (primarily first-in, first-out) or market value.

Property, Plant and Equipment, Net—Property, plant and equipment, net is recorded at cost less accumulated depreciation. Depreciation expense for 2006, 2005 and 2004 was $1,415 million, $1,431 million and $1,407 million, respectively. Maintenance and repair expenditures are charged to expense when incurred. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets as follows:

Buildings and related improvements	5 to 50 years
Leasehold improvements	Lesser of remaining term of the lease or economic useful life
Subscriber systems	10 to 14 years
Other machinery, equipment and furniture and fixtures	2 to 20 years

The Company generally considers its electronic security assets in three asset pools: internally generated residential systems, internally generated commercial systems and customer accounts acquired through the ADT dealer program. Subscriber systems represent internally generated residential systems and internally generated commercial systems (customer accounts acquired through the ADT dealer program are recorded as intangible assets). The internally generated residential and commercial account pools are generally amortized using the straight-line method over a ten-year period (a fourteen-year period is used for national commercial accounts and a fourteen-year period with write-off of specific accounts upon discontinuance is used for residential and commercial accounts in certain non-U.S. locations).

Long-Lived Assets—Tyco reviews long-lived assets, including amortizable intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the asset may not be fully recoverable. Tyco performs undiscounted operating cash flow analyses to determine if impairment exists. For purposes of recognition and measurement of an impairment for assets held for use, Tyco groups assets and liabilities at the lowest level for which cash flows are separately identified. If an impairment is determined to exist, any related impairment loss is calculated based on fair value. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal.

1. Basis of Presentation, Restatement and Summary of Significant Accounting Policies (Continued)

Goodwill and Intangible Assets—Goodwill and indefinite-lived intangible assets are assessed for impairment annually and more frequently if a triggering event occurs. In making this assessment, management relies on a number of factors including operating results, business plans, economic projections, anticipated future cash flows, and transactions and market place data. There are inherent uncertainties related to these factors and judgment in applying them to the analysis of goodwill impairment. The Company performed its annual impairment test in the fourth quarter of 2006 and no impairment occurred.

When testing for goodwill impairment, first, the Company performs a step I goodwill impairment test to identify a potential impairment. In doing so, the Company compares the fair value of a reporting unit with its carrying amount. If the carrying amount of a reporting unit exceeds its fair value, goodwill is considered impaired and a step II goodwill impairment test is performed to measure the amount of impairment loss. In the step II goodwill impairment test, the Company compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner that the amount of goodwill recognized in a business combination is determined. The Company allocates the fair value of a reporting unit to all of the assets and liabilities of that unit, including intangible assets, as if the reporting unit had been acquired in a business combination. Any excess of the value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill.

Amortizable Intangible Assets, Net—Intangible assets primarily include contracts and related customer relationships, and intellectual property. Certain contracts and related customer relationships result from purchasing residential security monitoring contracts from an external network of independent dealers who operate under the ADT dealer program. Acquired contracts and related customer relationships are recorded at their contractually determined purchase price. The Company incurs costs associated with maintaining and operating its ADT dealer program, including brand advertising and due diligence, which are expensed as incurred.

During the first six months (twelve months in certain circumstances) after the purchase of the customer contract, any cancellation of monitoring service, including those that result from customer payment delinquencies, results in a chargeback by the Company to the dealer for the full amount of the contract purchase price. The Company records the amount charged back to the dealer as a reduction of the previously recorded intangible asset.

Intangible assets arising from the ADT dealer program described above are amortized in pools determined by the month of contract acquisition on an accelerated basis over the period and pattern of economic benefit that is expected to be obtained from the customer relationship. Based upon analyses of the period and pattern of economic benefit associated with the intangibles, which utilize information contained in attrition studies of the ADT dealer program customer base, conducted by a third party appraiser, the Company believes that the accelerated method that presently best achieves the matching objective above is the double-declining balance method based on a ten-year life for the first eight years of the estimated life of the customer relationship, converting to the straight-line method of amortization for the remaining four years of the estimated relationship period. Actual attrition data is regularly reviewed in order to assess the continued appropriateness of the accelerated method of amortization described above.

1. Basis of Presentation, Restatement and Summary of Significant Accounting Policies (Continued)

Other contracts and related customer relationships, as well as intellectual property consisting primarily of patents, trademarks and unpatented technology, are amortized on a straight-line basis over five to forty years. The Company evaluates the remaining useful life of intangible assets on a periodic basis to determine whether events and circumstances warrant a revision to the remaining useful life.

Investments—The Company invests in debt and equity securities. Long-term investments in marketable equity securities that represent less than twenty percent ownership are marked to market at the end of each accounting period. Unrealized gains and losses are credited or charged to other comprehensive income within shareholders' equity for available for sale securities unless an unrealized loss is deemed to be other than temporary, in which case such loss is charged to earnings. Management determines the proper classification of investments in debt obligations with fixed maturities and equity securities for which there is a readily determinable market value at the time of purchase and reevaluates such classifications as of each balance sheet date. Realized gains and losses on sales of investments are included in the Consolidated Statements of Income.

Other equity investments for which the Company does not have the ability to exercise significant influence and for which there is not a readily determinable market value are accounted for under the cost method of accounting. The Company periodically evaluates the carrying value of its investments accounted for under the cost method of accounting, such that they are recorded at the lower of cost or estimated net realizable value. For equity investments in which the Company exerts significant influence over operating and financial policies but do not control, the equity method of accounting is used. The Company's share of net income or losses of equity investments is included in the Consolidated Statements of Income and was not material in any period presented.

Product Warranty—The Company records estimated product warranty costs at the time of sale. Manufactured products are warranted against defects in material and workmanship when properly used for their intended purpose, installed correctly, and appropriately maintained. Generally, product warranties are implicit in the sale; however, the customer may purchase an extended warranty. Manufactured equipment is also warranted in the same manner as product warranties. However, in most instances the warranty is either negotiated in the contract or sold as a separate component. Warranty period terms range from 90 days (e.g., consumable products) up to 20 years (e.g., power system batteries). The warranty liability is determined based on historical information such as past experience, product failure rates or number of units repaired, estimated cost of material and labor, and in certain instances estimated property damage.

Environmental Costs—Tyco is subject to laws and regulations relating to protecting the environment. Tyco provides for expenses associated with environmental remediation obligations when such amounts are probable and can be reasonably estimated. The Company discounts environmental liabilities using a risk-free rate of return when the obligation is fixed or reliably determinable. The impact of the discount on the Consolidated Balance Sheets at both September 29, 2006 and September 30, 2005 was to reduce the obligation by approximately $14 million.

1. Basis of Presentation, Restatement and Summary of Significant Accounting Policies (Continued)

Income Taxes—Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been reflected in the Consolidated Financial Statements. Deferred tax liabilities and assets are determined based on the differences between the book and tax bases of particular assets and liabilities and operating loss carryforwards, using tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is provided to offset deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Insurable Liabilities—The Company records liabilities for its workers' compensation, product, general and auto liabilities. The determination of these liabilities and related expenses is dependent on claims experience. For most of these liabilities, claims incurred but not yet reported are estimated by utilizing actuarial valuations based upon historical claims experience. Certain insurable liabilities are discounted using a risk-free rate of return when the obligation is reliably determinable. The impact of the discount on the Consolidated Balance Sheets at September 29, 2006 and September 30, 2005 was to reduce the obligation by $47 million and $31 million, respectively. The Company maintains captive insurance companies to manage certain of its insurable liabilities. Additionally, the Company records receivables from third party insurers when recovery has been determined to be probable.

Financial Instruments—The Company uses interest rate swaps, currency swaps and forward and option contracts to manage risks generally associated with foreign exchange rate and interest rate risk. Derivatives used for hedging purposes are designated and effective as a hedge of the identified risk exposure at the inception of the contract. Accordingly, changes in fair value of the derivative contract are highly correlated with changes in the fair value of the underlying hedged item at inception of the hedge and over the life of the hedge contract.

All derivative financial instruments are reported on the Consolidated Balance Sheets at fair value. Derivatives used to economically hedge foreign currency denominated balance sheet items are reported directly in earnings along with offsetting transaction gains and losses on the items being hedged. Gains and losses on net investment hedges are included in the cumulative translation adjustment component of other comprehensive income to the extent they are effective. Gains and losses on derivatives designated as cash flow hedges are recorded in other comprehensive income and reclassified to earnings in a manner that matches the timing of the earnings impact of the hedged transactions. The ineffective portion of all hedges, if any, is recognized currently in earnings. Instruments that do not qualify for hedge accounting are marked to market with changes recognized in current earnings.

Share Premium and Contributed Surplus—In accordance with the Bermuda Companies Act 1981, when Tyco issues shares for cash at a premium to their par value, the resulting premium is credited to a share premium account, a non-distributable reserve. When Tyco issues shares in exchange for shares of another company, the excess of the fair value of the shares acquired over the par value of the shares issued by Tyco is credited, where applicable, to contributed surplus, which is, subject to certain conditions, a distributable reserve.

Reclassifications—Certain prior year amounts have been reclassified to conform with current year presentation.

Recently Adopted Accounting Pronouncements—Effective October 1, 2005, Tyco adopted Statement of Financial Accounting Standards ("SFAS") No. 123R, "*Share-Based Payment*," which requires compensation costs related to share-based transactions, including employee stock options, to be recognized in the financial statements based on fair value. SFAS No. 123R revises SFAS No. 123, as

1. Basis of Presentation, Restatement and Summary of Significant Accounting Policies (Continued)

amended, *"Accounting for Stock-Based Compensation,"* and supersedes Accounting Principles Board ("APB") Opinion No. 25, *"Accounting for Stock Issued to Employees."* Tyco adopted SFAS No. 123R using the modified prospective application transition method. Under this method, compensation cost is recognized for the unvested portion of share-based payments granted prior to October 1, 2005 and all share-based payments granted subsequent to September 30, 2005 over the related vesting period. Prior to October 1, 2005, the Company applied the intrinsic value based method prescribed in APB Opinion No. 25 in accounting for employee stock-based compensation. Prior period results have not been restated upon the adoption of SFAS No. 123R. Due to the adoption of SFAS No. 123R, the Company's results from continuing operations for 2006 include incremental share-based compensation expense totaling $161 million. As such, basic and diluted earnings per share from continuing operations were impacted by $0.06 and $0.05, respectively, in 2006.

On November 10, 2005, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position No. FAS 123R-3, *"Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards."* The Company elected to adopt the alternative transition method provided in the FASB Staff Position for calculating the tax effects of stock-based compensation pursuant to SFAS No. 123R in the fourth quarter of fiscal 2006. The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in capital pool ("APIC pool") related to the tax effects of employee stock-based compensation, and to determine the subsequent impact on the APIC pool and Consolidated Statements of Cash Flows of the tax effects of employee stock-based compensation awards that are fully vested and outstanding upon adoption of SFAS No. 123R. The adoption did not have a material impact on our results of operations and financial condition.

The Company adopted FASB Interpretation ("FIN") No. 47, *"Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143,"* during the fourth quarter of 2006. This Interpretation clarifies the timing of liability recognition for legal obligations associated with an asset retirement when the timing and (or) method of settling the obligation are conditional on a future event that may or may not be within the control of the entity. FIN No. 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The Interpretation requires that conditional asset retirement obligations, along with the associated capitalized asset retirement costs, be reported at their fair values. Upon adoption, the Company recognized a liability of $32 million for asset retirement obligations and an increase of $10 million in the carrying amount of the related assets. The initial recognition resulted in a cumulative effect of accounting change of $22 million, pre-tax, reflecting the accumulated depreciation and accretion that would have been recognized in prior periods had the provisions of FIN No. 47 been in effect at the time. Certain obligations relating to the handling and disposal of asbestos have not been recorded due to the fact that fair value cannot be reasonably estimated because the Company does not have sufficient information about the range of time over which the obligation may be settled. The undiscounted cash flows relating to the asset retirement obligations that have not been recognized in the financial statements are approximately $8 million. The Company will continue to monitor such legal asset retirement obligations and recognize a liability in the period sufficient information becomes available to reasonably estimate the fair value.

In June 2005, the FASB issued Staff Position ("FSP") No. 143-1, *"Accounting for Electronic Equipment Waste Obligations,"* which provides guidance on accounting for historical waste obligations associated with the European Union Waste, Electrical and Electronic Equipment Directive ("WEEE Directive"). Under the directive, the waste management obligation for historical equipment (products put on the market on or prior to August 13, 2005) remains with the commercial user until the

1. Basis of Presentation, Restatement and Summary of Significant Accounting Policies (Continued)

equipment is replaced, at which time the waste management obligation may be transferred to the producer of the replacement equipment. FSP No. 143-1 is effective for the first reporting period ending after June 8, 2005 or the date of the adoption of the WEEE Directive into law by the applicable European Union member country. The financial statement impact depends heavily on the respective laws and regulations adopted by the EU member countries, their implementation guidance and the type of recycling programs and systems that are established. The Company evaluated the effects of FSP No. 143-1 and determined that it did not have a material impact on the Company's results of operations, financial position or cash flows.

Recently Issued Accounting Pronouncements—In September 2006, the FASB issued SFAS No. 158, *"Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R)."* SFAS No. 158 requires that employers recognize the funded status of defined benefit pension and other postretirement benefit plans as a net asset or liability on the balance sheet and recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as a component of net periodic benefit cost. Under SFAS No. 158, companies are required to measure plan assets and benefit obligations as of their fiscal year end. The Company presently uses a measurement date of August 31st. SFAS No. 158 also requires additional disclosure in the notes to the financial statements. The recognition provisions of SFAS No. 158 are effective for fiscal 2007, while the measurement date provisions become effective in fiscal 2009. The Company is currently assessing the impact of SFAS No. 158 on its consolidated financial statements. Based on the funded status of defined benefit and other postretirement plans as of September 29, 2006, the Company estimates that it would recognize a net $356 million liability through a reduction in shareholders' equity. The ultimate amounts recorded are highly dependent on various estimates and assumptions including, among other things, the discount rate selected, future compensation levels and performance of plan assets. Changes in these assumptions could increase or decrease the estimated impact of implementing SFAS No. 158.

In September 2006, the FASB issued SFAS No. 157, *"Fair Value Measurements,"* which enhances existing guidance for measuring assets and liabilities at fair value. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. SFAS No. 157 is effective for Tyco beginning September 29, 2008. The Company is currently assessing the impact, if any, that SFAS No. 157 will have on the results of its operations, financial position or cash flows.

In September 2006, the SEC issued Staff Accounting Bulletin ("SAB") No. 108, *"Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements."* SAB No. 108 requires that companies utilize a "dual-approach" to assessing the quantitative effects of financial statement misstatements. The dual approach includes both an income statement focused and balance sheet focused assessment. SAB No. 108 is applicable for Tyco's fiscal year ending September 28, 2007. The Company is currently assessing the impact of the adoption of SAB No. 108, but does not expect that it will have a significant impact on its financial position or results of operations.

In June 2006, the FASB issued FIN No. 48, *"Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109."* This Interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. FIN No. 48 is effective for Tyco in the first quarter of fiscal 2008. The Company is currently assessing the impact that FIN No. 48 will have on the results of its operations, financial position or cash flows.

2. Separation Transaction

On January 13, 2006, the Company announced that its Board of Directors approved a plan to separate the Company into three separate, publicly traded companies—Tyco Healthcare, Tyco Electronics and a combination of Tyco Fire and Security and Engineered Products and Services (the "Proposed Separation"). The Company intends to accomplish the Proposed Separation through tax-free stock dividends to Tyco shareholders. Following the Proposed Separation, Tyco's shareholders will own 100% of the equity in all three companies. Tyco expects to file Registration Statements in connection with the Proposed Separation during the second quarter of 2007.

In connection with the Proposed Separation, the Company expects to incur cost related primarily to tax restructuring, debt refinancing, professional services and employee-related costs. During 2006, the Company incurred $169 million of costs related to the Proposed Separation primarily related to legal, accounting and consulting work associated with executing the transaction.

Consummation of the Proposed Separation is subject to certain conditions, including final approval by the Tyco Board of Directors, receipt of certain tax rulings, necessary opinions of counsel, the filing and effectiveness of registration statements with the Securities and Exchange Commission ("SEC") and the completion of any necessary debt refinancings. Approval by the Company's shareholders is not required as a condition to the consummation of the Proposed Separation. Tyco has received an initial private letter ruling from the IRS regarding the U.S. federal income tax consequences of the Proposed Separation noting it will qualify for favorable tax treatment.

3. Discontinued Operations and Divestitures

Discontinued Operations

During 2006, the Company consummated the sale of the Plastics, Adhesives and Ludlow Coated Products businesses as well as the A&E Products business for $975 million and $6 million in gross cash proceeds, respectively. Working capital and other adjustments resulted in net proceeds of $882 million for the sale of the Plastics, Adhesives and Ludlow Coated Products businesses. During 2006, the Company also recorded a $30 million receivable due from the purchaser of the Plastics, Adhesives and Ludlow Coated Products businesses based on the decline of average resin prices during fiscal year 2006, as contemplated in the definitive sale agreement. This amount is payable to Tyco no later than January 2007. Net cash proceeds received for the sale of the A&E Products business was $2 million, which does not include working capital provisions which are expected to be settled prior to the end of calendar year 2006. Both businesses met the held for sale and discontinued operations criteria and have been included in discontinued operations in all periods presented.

During 2006, the Company recorded a $261 million and $26 million pre-tax loss on sale from discontinued operations related to the Plastics, Adhesives and Ludlow Coated Products businesses and A&E Products business, respectively, which include $275 million and $22 million, respectively, of pre-tax impairment charges to write the businesses down to their fair values less costs to sell. Fair values used for the respective impairment assessments were based on existing market conditions and the terms and conditions included or expected to be included in the respective sale agreements.

During 2006, the Company approved a plan to divest the Printed Circuit Group ("PCG") business, a component of the Electronics segment, and also entered into a definitive sale agreement to sell PCG for $226 million in cash. During 2006, the Company recorded a $4 million pre-tax loss on sale from discontinued operations for PCG related to the divestiture of the PCG Spain business as well as certain other costs to sell. The sale of PCG was completed in October 2006. See Note 28—*Subsequent Events*. The PCG business met the held for sale and discontinued operations criteria and has been included in discontinued operations in all periods presented.

3. Discontinued Operations and Divestitures (Continued)

In 2005, Tyco announced its intent to explore the divesture of its Plastics, Adhesives and Ludlow Coated Products businesses, as well as the A&E Products business, a global manufacturer of plastic film, specialty tapes and adhesives, coated products and garment hangers. As a result of consideration for potential sale and deteriorating operating results in the A&E Products business, the Company performed an interim assessment of the recoverability of both goodwill and long-lived assets and determined that the book value of certain long-lived assets in the A&E Products business was greater than their estimated fair value and consequently recorded a long-lived asset impairment of $40 million and goodwill impairment charge of $162 million. Fair value used for the impairment assessment was based on probability-weighted expected future cash flow of the assets.

During 2005, the Company divested 8 businesses which were reported as discontinued operations within Fire and Security, Engineered Products and Services and the Plastics and Adhesives business segment. The Company reported losses on sale or additional impairments to write the carrying value of such assets down to their estimated fair value less costs to sell of $60 million during 2005.

During 2004, the Company reported losses on the sale of discontinued operations of $132 million to write the carrying value of such assets down to their fair value less cost to sell.

For the additional 8 businesses in 2005 and the divested businesses in 2004, fair value used for the impairment assessment was primarily based on the terms and conditions included or expected to be included in the sales agreements.

Net revenue, income from operations, loss on sale and income taxes for discontinued operations for 2006, 2005 and 2004 are as follows ($ in millions):

	2006	2005	2004
Net revenue	$1,195	$2,475	$3,082
Pre-tax income from discontinued operations	$ 16	$ 87	$ 76
Pre-tax loss on sale of discontinued operations	(291)	(262)	(132)
Income taxes	(73)	129	7
Loss from discontinued operations, net of income taxes	$ (348)	$ (46)	$ (49)

(Gains) losses on divestitures

During 2004, the Company divested twenty-one and liquidated four non-core businesses across all business segments primarily within Fire and Security. During 2004, the Company recorded net losses and impairments on divestitures of $116 million in continuing operations in connection with the divestiture or write-down to fair value of certain held for sale businesses.

During 2005, Tyco agreed to sell the TGN, its undersea fiber optic telecommunication network. The sale was consummated on June 30, 2005. As part of the sale transaction, Tyco received gross cash proceeds of $130 million, and the purchaser assumed certain liabilities. In connection with this sale, Tyco recorded a $301 million gain which is reflected in (gains) losses on divestitures in the Consolidated Statement of Income for 2005. The Company has presented the operations of the TGN in continuing operations as the criteria for discontinued operations were not met.

During 2005, the Company divested 10 businesses that were reported as continuing operations in Fire and Security, Healthcare and Engineered Products and Services. The Company recorded net losses and impairments on divestitures of $32 million, including a $3 million charge reflected in cost of sales,

3. Discontinued Operations and Divestitures (Continued)

in connection with the divestiture and liquidation of these businesses, as well as the write-down to estimated fair value of certain held for sale businesses.

During 2006, the Company divested 6 businesses that were reported as continuing operations in Fire and Security and Healthcare. The Company recorded net gains on divestitures of $46 million in connection with the divestiture of these businesses, less $2 million of divestiture charges related to the write-down to estimated fair value and costs to sell certain other held for sale businesses.

For the divested businesses during 2006, 2005 and 2004, fair value used for the impairment assessment was primarily based on the terms and conditions included or expected to be included in the sales agreements.

Businesses held for sale

Balance sheet information for discontinued operations and other businesses held for sale at September 29, 2006 and September 30, 2005 is as follows ($ in millions):

	2006	2005
Accounts receivable, net	$ 82	$ 300
Inventories	57	237
Other current assets	2	22
Property, plant and equipment, net	102	438
Goodwill	—	547
Intangible assets, net	—	15
Other non-current assets	2	9
Total assets	$245	$1,568
Accounts payable	$ 37	$ 140
Accrued and other current liabilities	17	158
Other liabilities	2	22
Total liabilities	$ 56	$ 320

4. Restructuring and Other Charges (Credits), Net

Restructuring and other charges (credits), net, during the years ended September 29, 2006, September 30, 2005 and 2004 are as follows ($ in millions):

	2006	2005	2004
Electronics	$13	$(10)	$(35)
Fire and Security	9	9	175
Healthcare	—	3	11
Engineered Products and Services	1	5	53
Corporate	3	(1)	6
	26	6	210
Inventory charges in cost of sales	(6)	(1)	(6)
Restructuring and other charges, net	$20	$ 5	$204

2006 Charges and Credits

During 2006, the Company recorded net restructuring charges of $26 million, including $6 million reflected in cost of sales for the non-cash write down in carrying value of inventory. Restructuring

4. Restructuring and Other Charges (Credits), Net (Continued)

charges during 2006 were $39 million, which includes $27 million of severance and $12 million of facility exit costs and other charges. These charges related to several restructuring actions and facility exit plans which were initiated in 2006 for $30 million as well as costs incurred in 2006 related to actions initiated prior to 2006 for $9 million. During 2006, the Company completed restructuring activities announced in prior years for amounts less than originally estimated, and accordingly reversed $15 million of restructuring reserves. The Company also recorded other non-cash credits of $4 million related to the Electronics segment. Most of the restructuring initiatives undertaken during 2006 as well as actions taken in prior periods, which impact restructuring charges incurred during 2006, relate to the Electronics and Fire and Security segments.

During 2006, the Company paid $21 million related to these actions and has $9 million accrued as of September 29, 2006.

2005 Charges and Credits

During 2005, the Company recorded restructuring charges of $6 million, including $1 million reflected in cost of sales for the non-cash write down in carrying value of inventory. Restructuring charges during 2005 were $48 million, which includes $22 million of employee severance and benefits, $15 million of facility exit costs and $11 million of other costs. These charges related to several restructuring actions and facility exit plans which were initiated in 2005 as well as incremental costs incurred in 2005 related to actions initiated during 2004. Of these charges, $22 million related to actions initiated and completed in 2005 while the remaining $27 million related to actions which commenced prior to 2005. During 2005, the Company completed restructuring activities announced in prior years for amounts less than originally estimated, and accordingly reversed $23 million of restructuring reserves as a restructuring credit. In addition, the Company also sold assets which were previously written down to their net realizable value in prior years for amounts greater than originally estimated and recorded related gains as restructuring credits of $20 million. The restructuring credits were mainly incurred by Electronics.

The $22 million of charges for 2005 restructuring initiatives were largely a result of actions taken by Electronics and Fire and Security segments which incurred severance of $9 million and $6 million, respectively. Through 2006, the Company has substantially paid these obligations and the Company has $1 million accrued as of September 29, 2006. In addition, during 2005, the Company transferred $4 million of severance liabilities from liabilities held for sale, which resulted from the sale of TGN, that has also been substantially paid at September 29, 2006.

4. Restructuring and Other Charges (Credits), Net (Continued)

2004 Charges and Credits

Activity in the Company's 2004 restructuring reserves is summarized as follows ($ in millions):

	Employee Severance and Benefits	Facilities Exit Costs	Other	Non-cash Charges	Total
Charges	$196	$ 60	$ 22	$ 6	$ 284
Utilization	(88)	(15)	(19)	(6)	(128)
Credits	(8)	—	—	—	(8)
Currency translation	1	1	—	—	2
Balance at September 30, 2004	101	46	3	—	150
Charges	6	7	6	—	19
Utilization	(77)	(21)	(7)	—	(105)
Credits	(13)	—	—	—	(13)
Currency translation	1	—	—	—	1
Balance at September 30, 2005	18	32	2	—	52
Charges	—	1		—	1
Utilization	(11)	(7)	(1)	—	(19)
Credits	(3)	(1)	—	—	(4)
Reclass/transfers	—	(1)	(1)	—	(2)
Balance at September 29, 2006	$ 4	$ 24	$ —	$—	$ 28

During 2004, the Company approved and announced to employees various plans to exit 181 facilities primarily in the United States. These plans included the termination of approximately 8,616 employees resulting in restructuring charges totaling $284 million, including $6 million reflected in cost of sales for the non-cash write-down in carrying value of inventory, $196 million for employee severance and benefits, $60 million for facility exit costs and $22 million for other related cost. Through September 29, 2006, a total of $176 million, $43 million and $27 million related to employee severance and benefits, facilities exit costs and other, respectively, had been expended related to these plans. Through September 29, 2006, the Company completed certain activities related to these plans for amounts less than originally estimated, and accordingly the Company reversed $25 million of restructuring reserves as a restructuring credit.

During 2004, the Company also sold certain cable-laying sea vessels and other assets that were written down to their expected net realizable value in prior years for amounts greater than originally estimated and recorded related gains as restructuring credits of $40 million. During 2004, the Company also completed certain restructuring activities announced in prior years for amounts less than originally estimated, and accordingly the Company reversed $34 million of restructuring reserves as a restructuring credit.

Restructuring and other charges (credits), net recorded by each segment were as follows:

During 2004, Fire and Security recorded restructuring charges of $184 million related to 2004 restructuring plans, including $4 million reflected in cost of sales for the non-cash write down in carrying value of inventory. Additionally, Fire and Security completed certain restructuring activities announced in prior years for amounts less than originally estimated, and accordingly reversed $9 million of restructuring reserves as a restructuring credit.

During 2004, Electronics recorded restructuring charges of $15 million related to 2004 restructuring plans, including $1 million reflected in cost of sales for the non-cash write-down in

4. Restructuring and Other Charges (Credits), Net (Continued)

carrying value of inventory. Additionally, during 2004, Electronics sold certain cable-laying sea vessels and other assets that were impaired in prior years for amounts greater than originally anticipated and recorded the related gain as a restructuring credit of $34 million. Electronics also completed certain restructuring activities for amounts less than originally estimated, and accordingly reversed $16 million of restructuring reserves as a restructuring credit.

During 2004 Healthcare recorded restructuring charges of $13 million related to 2004 restructuring plans. Additionally, Healthcare completed restructuring activities announced in prior years for amounts less than originally anticipated, and accordingly reversed $2 million of restructuring reserves as a credit.

During 2004, Engineered Products and Services recorded restructuring charges of $55 million related to 2004 restructuring plans including $1 million reflected in cost of sales for the non-cash write-down in carrying value of inventory. Additionally, Engineered Products and Services completed certain restructuring activities for amounts less than originally anticipated, and accordingly reflected $2 million as a restructuring credit during 2004.

During 2004, Corporate recorded restructuring charges of $17 million related to the 2004 restructuring plans. In addition, Corporate completed certain restructuring activities announced in prior years for amounts less than originally anticipated, and accordingly reversed $7 million of restructuring reserves as a restructuring credit. In addition, during 2004, Corporate sold certain TGN assets that were written down to their expected net realizable value in prior years for amounts greater than originally anticipated and recorded the related gain as a restructuring credit of $4 million.

2003 and Prior Charges and Credits

The Company continues to maintain restructuring reserves related to actions initiated prior to 2004. The total amount of these reserves are $69 million and $82 million at September 29, 2006 and September 30, 2005, respectively. These balances primarily include facility exit costs for long-term non-cancelable lease obligations within the Electronics segment, with expiration dates which range from 2008 to 2022.

Total Restructuring Reserves

Restructuring reserves by segment at September 29, 2006 and September 30, 2005 are as follows ($ in millions):

	2006	2005
Electronics	$ 71	$ 81
Fire and Security	28	45
Healthcare	—	1
Engineered Products and Services	5	9
Corporate	3	3
Restructuring reserves	$107	$139

At September 29, 2006 and September 30, 2005, restructuring reserves were included in the Company's Consolidated Balance Sheets as follows ($ in millions):

	2006	2005
Accrued and other current liabilities	$ 33	$ 52
Other liabilities	74	87
Restructuring reserves	$107	$139

5. Impairment of Long-Lived Assets

During 2006 and 2005, there were no significant charges in continuing operations related to the impairment of long-lived assets.

During 2004, the Company recorded total charges in continuing operations for the impairment of long-lived assets of $52 million. Fire and Security recorded charges of $34 million primarily related to the write-down of a United States facility to its estimated fair value, and to a lesser extent, to the write-off of cash management software. In addition, Corporate, Engineered Products and Services, Electronics and Healthcare recorded combined charges of $18 million related to the impairment of property, plant and equipment.

6. Acquisitions

Acquisitions

During 2006, Tyco's Healthcare segment acquired over 90% ownership in Floreane Medical Implants, S.A. ("Floreane") for approximately $123 million in cash, net of cash acquired of $3 million. Floreane is an innovator in the development of surgical support implants for parietal, urological and gynecological surgery. The remaining outstanding shares would be acquired if they become available. The Company recorded a $3 million in-process research and development charge in conjunction with the acquisition.

During 2006, Tyco's Healthcare segment also acquired over 50% ownership of Airox S.A. ("Airox") for approximately $59 million, net of cash acquired of $4 million. Airox is a leading European company in the home respiratory ventilation systems business. Tyco expects to acquire the remaining Airox shares in a mandatory tender offer. The initial share purchase and the subsequent tender offer combined are expected to total approximately $108 million. The Company has also recorded an $11 million in-process research and development charge in conjunction with the acquisition. The charge relates to the development of second generation technology which has not yet obtained regulatory approval. As of the acquisition date, the in-process research and development was not considered to be technologically feasible or to have any alternative future use.

During 2006, Tyco's Healthcare segment also acquired Confluent Surgical, Inc. ("Confluent"). The total purchase price is expected to be $246 million. As of September 29, 2006, the Company has paid approximately $200 million in cash, net of cash acquired of $12 million. The Company has also deposited approximately $34 million of the total purchase price into an escrow account related to closing balance sheet adjustments and certain indemnifications to be resolved through fiscal 2008. The Company recorded a $49 million in-process research and development charge in conjunction with the acquisition related to technology which Confluent is developing for numerous applications across several surgical disciplines which have not yet received regulatory approval. As of the acquisition date, the in-process research and development was not considered to be technologically feasible or to have any alternative future use.

Cash paid for other acquisitions in 2006 totaled $31 million, net of $8 million cash acquired.

In July 2005, Tyco's Healthcare segment acquired Vivant Medical Inc. ("Vivant"), a developer of microwave ablation medical technology. The transaction is valued at approximately $66 million cash, with up to approximately $35 million additional cash to be paid in the future based on achieving certain milestones.

6. Acquisitions (Continued)

Cash paid, net of cash acquired, for various other acquisitions totaled $16 million.

During 2004, the Company completed the acquisition of two businesses within Engineered Products and Services and Fire and Security for an aggregate cost of $9 million.

These acquisitions were funded utilizing cash from operations. The results of operations of the acquired companies have been included in Tyco's consolidated results from the respective acquisition dates. These acquisitions did not have a material effect on the Company's financial position, results of operations or cash flows.

Acquisition Liabilities

At September 29, 2006 and September 30, 2005, acquisition liabilities were included in the Company's Consolidated Balance Sheets as follows ($ in millions):

	2006	2005
Accrued and other current liabilities	$14	$24
Other liabilities	26	46
	$40	$70

Acquisition liabilities were established in connection with acquisitions in 2002 and prior and relate primarily to long-term non-cancelable lease obligations. The Company paid $17 million, $30 million and $54 million to fund acquisition liabilities during 2006, 2005 and 2004, respectively. Of the total cash paid, $1 million and $2 million was reported in discontinued operations in 2005 and 2004, respectively.

Holdback Liabilities

The Company paid cash of approximately $84 million, $18 million and $53 million during 2006, 2005 and 2004, respectively, relating to holdback liabilities related to certain prior period acquisitions. Of the total cash paid, $82 million, $0 and $1 million, respectively, was reported in discontinued operations. Holdback liabilities represent a portion of the purchase price withheld from the seller pending finalization of the acquisition balance sheet and other contingencies. Certain acquisitions have provisions that would require Tyco to make additional payments to the sellers if the acquired company achieves certain milestones subsequent to its acquisition by Tyco. These payments are tied to certain performance measures, such as revenue, gross margin or earnings growth and are generally treated as additional purchase price.

At September 29, 2006 and September 30, 2005, holdback liabilities were included in the Company's Consolidated Balance Sheets as follows ($ in millions):

	2006	2005
Accrued and other current liabilities	$ 23	$ 79
Other liabilities	89	69
	$112	$148

Approximately $53 million and $134 million of the total holdback liabilities at September 29, 2006 and September 30, 2005, respectively, are retained liabilities of discontinued operations.

6. Acquisitions (Continued)

ADT Dealer Program

During 2006, 2005 and 2004, Tyco paid $373 million, $328 million and $254 million of cash, respectively, to acquire approximately 401,000, 364,000 and 302,000 customer contracts for electronic security services through the ADT dealer program.

7. Other Expense, Net

During 2006, other expense, net consisted primarily of a loss relating to the write-down of certain investments to their net realizable value.

During 2005, other expense, net included a loss on the retirement of debt. The Company repurchased $1,241 million principal amount of its outstanding 2.75% convertible senior debentures for $1,823 million and $750 million principal amount of its outstanding 3.125% convertible senior debentures for $1,147 million. These repurchases resulted in a $1,013 million loss on the retirement of debt, including the write-off of unamortized debt issuance costs.

Also during 2005, other expense, net included income of $109 million related to a court-ordered restitution award. On September 12, 2002, indictments were filed in the Supreme Court of the State of New York against Mr. L. Dennis Kozlowski, our former Chairman and Chief Executive Officer, and Mr. Mark H. Swartz, our former Chief Financial Officer and director (together, the "Defendants"), alleging enterprise corruption, fraud, conspiracy, grand larceny, falsifying certain business records and other crimes. On June 17, 2005, a jury convicted the Defendants on 22 of 23 counts in the indictment. On September 19, 2005, the Defendants were sentenced in New York State Supreme Court to serve eight and one third years to twenty five years in prison and to make joint restitution to the Company in the amount of $134 million, resulting from the larceny convictions.

The restitution award is comprised of $109 million of previously expensed compensation made to the defendants and reported as other expense, net in prior years and $25 million related to a loan receivable from one of the Defendants which had been and remains reflected in the Company's consolidated financial statements as a receivable. The Defendants have filed a notice of appeal of the convictions. The Company considered the collectibility of the restitution award and assessed the likelihood of the Defendants' success upon appeal of the larceny convictions, which, if successful, could result in a change to the restitution order, and has concluded that receipt of the restitution award is probable. The Court ordered the restitution payment to be made by no later than one year from the date of sentencing. Tyco has initiated the process of collecting the restitution payment owed, subject to the pending appeal. See Note 28—*Subsequent Events*.

During 2004, other expense, net consisted primarily of a loss on the retirement of debt. The Company repurchased $303 million of its 7.2% notes due 2008 for cash of $341 million, which resulted in a $38 million loss, including the write-off of unamortized debt issuance costs. Additionally, the Company repurchased $517 million of its outstanding 2.75% convertible senior debentures with a 2008 put option. The total purchase price paid was $750 million and the repurchase resulted in a $241 million loss on the retirement of debt, including the write-off of unamortized debt issuance costs.

8. Income Taxes

Significant components of income tax provision for each year are as follows ($ in millions):

	2006	2005 (Restated)	2004 (Restated)
Current:			
United States:			
Federal	$(157)	$ 630	$ 504
State	(50)	66	9
Non-U.S.	744	728	507
Current income tax provision	537	1,424	1,020
Deferred:			
United States:			
Federal	408	(227)	14
State	36	4	31
Non-U.S.	(182)	(89)	47
Deferred income tax provision	262	(312)	92
	$ 799	$1,112	$ 1,112

Non-U.S. income from continuing operations before income taxes was $3,560 million, $2,516 million and $3,340 million for 2006, 2005 and 2004, respectively.

The reconciliation between U.S. federal income taxes at the statutory rate and the Company's provision for income taxes on continuing operations for the years ended September 29, 2006, and September 30, 2005 and 2004 is as follows ($ in millions):

	2006	2005 (Restated)	2004 (Restated)
Notional U.S. federal income tax expense at the statutory rate	$1,709	$1,458	$1,398
Adjustments to reconcile to the income tax provision:			
U.S. state income tax (benefit) provision, net	46	48	40
Asset impairments	22	(109)	(19)
Non-U.S. net earnings[(1)]	(557)	(577)	(651)
Nondeductible charges	34	321	289
Valuation allowance	(187)	(284)	(6)
Loss on retirement of debt	(243)	354	98
Other	(25)	(99)	(37)
Provision for income taxes	$ 799	$1,112	$1,112

(1) Excludes asset impairments, nondeductible charges, and other items which are broken out separately in the table.

Included in non-deductible charges for 2006 is a $127 million favorable adjustment related to a correction to 2005 tax reserves on legacy tax matters and a $31 million unfavorable adjustment associated with proposed corrections to prior period income tax returns. Included in loss on retirement of debt in 2006 is a cumulative one-time benefit of $243 million associated with the receipt of a

8. Income Taxes (Continued)

favorable tax ruling in the fourth quarter of 2006 permitting the deduction of debt retirement costs. This benefit is partially offset by an increased valuation allowance of $173 million relating to the deferred tax asset associated with net operating losses created by the debt retirement deductions. This $173 million is reflected on the valuation allowance line in the table above.

Deferred income taxes result from temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes. The components of the net deferred income tax asset at September 29, 2006 and September 30, 2005, as restated, are as follows ($ in millions):

	2006	2005 (Restated)
Deferred tax assets:		
Accrued liabilities and reserves	$ 993	$ 1,432
Tax loss and credit carryforwards	3,293	3,170
Inventories	150	154
Postretirement benefits	486	587
Deferred revenue	266	225
Other	465	584
	5,653	6,152
Deferred tax liabilities:		
Property, plant and equipment	(555)	(513)
Intangibles assets	(867)	(784)
Other	(60)	(230)
	(1,482)	(1,527)
Net deferred tax asset before valuation allowance	4,171	4,625
Valuation allowance	(1,731)	(1,871)
Net deferred tax asset	$ 2,440	$ 2,754

At September 29, 2006, the Company had $5,673 million of net operating loss carryforwards in certain non-U.S. jurisdictions. Of these, $3,747 million have no expiration, and the remaining $1,926 million will expire in future years through 2016. Due to a favorable tax ruling in the fourth quarter of 2006, the Company was able to recognize $1,157 million of net operating loss carryforwards associated with deduction of debt retirement costs. In the U.S., there were approximately $5,133 million of federal and $4,675 million of state net operating loss carryforwards at September 29, 2006, which will expire in future years through 2026.

The valuation allowance for deferred tax assets of $1,731 million and $1,871 million at September 29, 2006 and September 30, 2005, respectively, relates principally to the uncertainty of the utilization of certain deferred tax assets, primarily tax loss and credit carryforwards in various jurisdictions. The Company believes that it will generate sufficient future taxable income to realize the tax benefits related to the remaining net deferred tax assets. The valuation allowance was calculated in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes," which requires that a valuation allowance be established or maintained when it is "more likely than not" that all or a portion of deferred tax assets will not be realized. At September 29, 2006, approximately $153 million of the valuation allowance will ultimately reduce goodwill if the net operating losses are utilized.

8. Income Taxes (Continued)

The Company and its subsidiaries' income tax returns are periodically examined by various tax authorities. See "Income Taxes" in Note 18.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations. We recognize potential liabilities and record tax liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. These tax liabilities are reflected net of related tax loss carryforwards. We adjust these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. Further, management has reviewed with tax counsel the issues raised by these taxing authorities and the adequacy of these recorded amounts. If the Company's estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the liabilities may result in income tax benefits being recognized in the period when we determine the liabilities are no longer necessary. Substantially all of these potential tax liabilities are recorded in other liabilities on the Consolidated Balance Sheets as payment is not expected within one year.

Except for earnings that are currently distributed, no additional provision has been made for U.S. or non-U.S. income taxes on the undistributed earnings of subsidiaries or for unrecognized deferred tax liabilities for temporary differences related to investments in subsidiaries, as such earnings are expected to be permanently reinvested, the investments are essentially permanent in duration, or the Company has concluded that no additional tax liability will arise as a result of the distribution of such earnings. A liability could arise if amounts are distributed by such subsidiaries or if such subsidiaries are ultimately disposed. It is not practicable to estimate the additional income taxes related to permanently reinvested earnings or the basis differences related to investments in subsidiaries.

9. Cumulative Effect of Accounting Change

During 2006, the Company adopted FIN No. 47. Accordingly, the Company has recognized asset retirement obligations of $32 million and property, plant and equipment, net of $10 million in its Consolidated Balance Sheet at September 29, 2006. In addition, the Company recorded a cumulative effect of accounting change which resulted in a $14 million after-tax loss ($22 million pre-tax). Refer to Note 1 for additional information on FIN No. 47.

During 2005, the Company changed the measurement date for its pension and postretirement benefit plans, from September 30th to August 31st, effective October 1, 2004. The Company believes that the one-month change of measurement date is a preferable change as it allows management adequate time to evaluate and report the actuarial information in the Company's Consolidated Financial Statements under the accelerated reporting deadlines. As a result of this change, the Company recorded a $21 million after-tax gain ($28 million pre-tax) cumulative effect of accounting change. Refer to Note 19 for additional information on retirement plans.

10. Earnings Per Share

The reconciliations between basic and diluted earnings per share for 2006, and 2005 and 2004, as restated, are as follows ($ in millions, except per share data):

	2006			2005			2004		
	Income	Shares	Per Share Amount	Income (Restated)	Shares	Per Share Amount (Restated)	Income (Restated)	Shares (Restated)	Per Share Amount (Restated)
Basic earnings per share:									
Income from continuing operations	$4,075	2,010	$2.03	$3,044	2,012	$1.51	$2,869	2,001	$1.43
Share options, restricted share awards and deferred stock units	—	16		—	17		—	14	
Exchange of convertible debt	31	58		74	138		113	205	
Diluted earnings per share:									
Income from continuing operations, giving effect to dilutive adjustments	$4,106	2,084	$1.97	$3,118	2,167	$1.44	$2,982	2,220	$1.34

The computation of diluted earnings per share in 2006, 2005 and 2004 excludes the effect of the potential exercise of options to purchase approximately 85 million, 72 million and 67 million shares, respectively, because the effect would be anti-dilutive.

The computation of diluted earnings per share in 2006 and 2005 excludes restricted share awards of approximately 6 million and 2 million, respectively, because the effect would be anti-dilutive.

11. Sale of Accounts Receivable

Historically, Tyco utilized several programs under which it sold participating interests in accounts receivable to investors who, in turn, purchased and received ownership and security interests in those receivables. These transactions qualified as true sales. The sale proceeds were less than the face amount of accounts receivable sold, and the discount from the face amount was included in selling, general and administrative expenses in the Consolidated Statements of Income. Such discount aggregated $18 million, or 3.1% of the weighted-average balance of the receivables outstanding, during 2004.

During 2004, the Company reduced outstanding balances under its accounts receivable programs by $929 million, of which $812 million related to its corporate accounts receivable programs which were terminated in 2005. No amounts were utilized under these programs at September 30, 2004, and through the date of termination. The remaining reduction of $117 million related to certain of the Company's international businesses selling fewer accounts receivable as a short-term financing mechanism. The aggregate amount outstanding under the remaining international accounts receivable programs was $75 million and $80 million at September 29, 2006 and September 30, 2005, respectively.

12. Investments

At September 29, 2006 and September 30, 2005, Tyco had available-for-sale investments with a fair market value of $318 million and $265 million and a cost basis of $323 million and $268 million, respectively. These investments consist primarily of debt securities and are included in prepaid expenses and other current assets and other assets within the Consolidated Balance Sheets. As of September 29, 2006, $61 million of these debt securities were due to mature within one year, with the remainder substantially due in one to five years. The unrealized gains and losses related to these investments are immaterial and have been included as a separate component of shareholders' equity.

13. Goodwill and Intangible Assets

The changes in the carrying amount of goodwill for 2006 and 2005 are as follows ($ in millions):

	Electronics	Fire and Security	Healthcare	Engineered Products and Services	Total
Balance at September 30, 2004	$7,433	$8,078	$6,123	$3,166	$24,800
Purchase accounting adjustments[1]	(34)	(54)	(161)	2	(247)
Acquisitions	2	4	12	—	18
Divestitures	—	(5)	—	—	(5)
Held for sale	—	(2)	—	—	(2)
Currency translation	(6)	11	(1)	(11)	(7)
Balance at September 30, 2005	7,395	8,032	5,973	3,157	24,557
Purchase accounting adjustments[1]	—	(63)	(15)	3	(75)
Acquisitions	6	9	151	1	167
Divestitures	—	(7)	(12)	—	(19)
Currency translation	22	113	16	77	228
Balance at September 29, 2006	$7,423	$8,084	$6,113	$3,238	$24,858

(1) Adjustments to previously completed acquisitions primarily related to income tax matters.

There were no goodwill impairments related to continuing operations during 2006, 2005 and 2004.

Intangible assets, net were $5,128 million and $5,085 million at September 29, 2006 and September 30, 2005, respectively. The following table sets forth the gross carrying amount and

13. Goodwill and Intangible Assets (Continued)

accumulated amortization of the Company's intangible assets at September 29, 2006 and September 30, 2005 ($ in millions):

	September 29, 2006			September 30, 2005		
	Gross Carrying Amount	Accumulated Amortization	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Weighted Average Amortization Period
Amortizable:						
Contracts and related customer relationships	$5,319	$3,046	12 years	$4,974	$2,638	12 years
Intellectual property	3,213	1,169	20 years	2,921	992	20 years
Other	200	70	28 years	211	70	27 years
Total	$8,732	$4,285	16 years	$8,106	$3,700	16 years
Non-Amortizable:						
Intellectual property	$ 653			$ 652		
Other	28			27		
Total	$ 681			$ 679		

Intangible asset amortization expense for 2006, 2005 and 2004 was $650 million, $653 million and $691 million, respectively. The estimated aggregate amortization expense on intangible assets currently owned by the Company is expected to be approximately $650 million for 2007, $550 million for 2008, $500 million for 2009, $400 million for 2010 and $350 million for 2011.

14. Related Party Transactions

The Company has amounts due related to loans and advances issued to employees in prior years under the Company's Key Employee Loan Program, relocation programs and other advances made to executives. Loans were provided to employees under the Company's Key Employee Loan Program, which is now discontinued except for outstanding loans for the payment of taxes upon the vesting of shares granted under our Restricted Share Ownership Plans. The loans are not collateralized and bear interest, payable annually, at a rate based on the six-month LIBOR, calculated annually as the average of the 12 rates in effect on the first day of the month. Loans are generally repayable in ten years; however, earlier payments are required under certain circumstances, such as when an employee is terminated. In addition, the Company made mortgage loans to certain employees under employee relocation programs. These loans are generally payable in 15 years and are collateralized by the underlying property. During 2006 and 2005, the maximum amount outstanding under these programs was $69 million and $70 million, respectively. Loans receivable under these programs, as well as other unsecured advances outstanding, were $52 million and $68 million at September 29, 2006 and September 30, 2005. The total outstanding loans receivable includes loans to L. Dennis Kozlowski, the Company's former Chairman and Chief Executive Officer (until June 2002). The amount outstanding under these loans, plus accrued interest, was $52 million and $49 million at September 29, 2006 and September 30, 2005, respectively, and the rate of interest charged on such loans was 5.0% and 3.2% for 2006 and 2005, respectively. Interest income on these interest bearing loans totaled $2 million, $2 million, and $1 million in 2006, 2005 and 2004, respectively. Certain of the above loans totaling $30 million and $20 million at September 29, 2006 and September 30, 2005, respectively, are

14. Related Party Transactions (Continued)

non-interest bearing. The total non-interest bearing loans in 2005 include loans to Mark A. Belnick, the Company's former Executive Vice President and Chief Corporate Counsel. The amount outstanding under these loans at September 30, 2005 was $15 million and was repaid in 2006.

During the fourth quarter of 2002, the Board of Directors and new senior management adopted a policy under which no new loans are allowed to be granted to any officers of the Company and existing loans are not allowed to be extended or modified.

During 2006, the Company engaged in commercial transactions in the normal course of business with companies where the Company's Directors were employed and served as officers, including Marsh & McLennan Companies, Inc., VF Corporation and Rohm and Haas Company. Sandra S. Wijnberg, a Director, was an executive officer of Marsh & McLennan Companies, Inc. prior to her resignation from that company on March 31, 2006. Mackey J. McDonald, a Director, is an executive officer of VF Corporation. Rajiv L. Gupta, a Director, is an executive officer of Rohm and Haas Company. Purchases from Marsh & McLennan Companies, Inc. during 2006 were approximately $16 million. Purchases from other companies noted above during 2006 aggregated less than 1 percent of consolidated net revenue.

During 2005, the Company engaged in commercial transactions in the normal course of business with companies where the Company's Directors were employed and served as officers, including Marsh & McLennan Companies, Inc., Brunswick Corporation, VF Corporation and Rohm and Haas Company. Sandra S. Wijnberg, a Director during such period, was an executive officer of Marsh & McLennan Companies, Inc. George W. Buckley, a Director during such period, was an executive officer of Brunswick Corporation. Mackey J. McDonald, a Director, is an executive officer of VF Corporation. Rajiv L. Gupta, a Director, is an executive officer of Rohm and Haas Company. Purchases from Marsh & McLennan Companies, Inc. during 2005 were approximately $23 million. Purchases from other companies noted above during 2005 aggregated less than 1 percent of consolidated net revenue.

During 2004, the Company engaged in commercial transactions in the normal course of business with companies where the Company's Directors were employed and served as officers, including Marsh & McLennan Companies, Inc., Brunswick Corporation and VF Corporation. Sandra S. Wijnberg, a Director during such period, was an executive officer of Marsh & McClennan Companies, Inc. George W. Buckley, a Director during such period, was an executive officer of Brunswick Corporation. Mackey J. McDonald, a Director, is an executive officer of VF Corporation. Purchases from Marsh & McLennan Companies, Inc. during 2004 were approximately $22 million. Purchases from other companies noted above during 2004 aggregated less than 1 percent of consolidated net revenue.

In 2001, Tyco authorized compensation arrangements to L. Dennis Kozlowski and Mark H. Swartz, the Company's Chief Financial Officer and Director until August 2002. In connection with such arrangements, Tyco purchased executive split dollar life insurance policies for Messrs. Kozlowski and Swartz and entered into a shared ownership agreement with each of them whereby the Company agreed to pay premiums for these insurance policies for an 11-year period beginning in 2001. In 2001, amended policies were executed providing for additional Company-paid premiums. The Company is a co-beneficiary of the policies, less amounts owed to Messrs. Kozlowski and Swartz. Messrs. Kozlowski and Swartz are the beneficiaries of the cash surrender values of the policies plus the amount of any unpaid premiums. The Company's obligations under these arrangements were entered into in recognition of services rendered by these officers and were not contingent upon continuing

14. Related Party Transactions (Continued)

employment. At that time, the Company deposited $31 million into a rabbi trust to fund premiums on the policies. In the event the investment options within the policies do not earn specified interest amounts, Tyco had guaranteed a supplemental premium payment amount to ensure a 10% annual return on the cash surrender value, and any unpaid premiums. This liability was accreted by a charge to earnings throughout the period of the arrangements to make the specified supplemental premium payments, if any. In conjunction with Mr. Swartz's termination of employment, a lump sum payment of $25 million, which represented the present value of the annual premium amounts at his termination date for the remainder of the contractual period, was made to Mr. Swartz and in return Mr. Swartz waived Tyco's obligation to continue making premium payments. Tyco discontinued making premium payments for Mr. Kozlowski's insurance policy as of October 1, 2002. The Company filed affirmative actions against Mr. Kozlowski, seeking disgorgement of all benefits under this executive life insurance policy. Pending resolution of such action against Mr. Kozlowski, premium obligations since October 2002 have been drawn down from the cash surrender value of such policy to avoid termination of such policy's death benefit. On September 27, 2006, the Company and Mr. Kozlowski entered into a general release agreement that terminated Mr. Kozlowski's shared ownership agreement of the split dollar life insurance policy and the rabbi trust. As such, the Company has no continuing obligation to make any payment or contributions with respect to the split dollar insurance policy or the rabbi trust. The Company recorded a credit of $72 million related to this liability in 2006 within selling, general and administrative expenses on the Consolidated Statements of Income. The Consolidated Financial Statements include charges of $7 million, $7 million and $6 million for Mr. Kozlowski in 2006, 2005 and 2004, respectively. The Company had accrued $65 million on the Consolidated Balance Sheet as of September 30, 2005, in connection with this arrangement. As of September 29, 2006, $25 million remains in a rabbi trust.

The Company filed civil complaints against Messrs. Kozlowski and Swartz for breach of fiduciary duty and other wrongful conduct relating to alleged abuses of our Key Employee Loan Program and relocation program, unauthorized bonuses, unauthorized payments, self-dealing transactions and other improper conduct.

In June 2002, the Company filed a civil complaint against Frank E. Walsh, Jr., a former director, for breach of fiduciary duty, inducing breaches of fiduciary duty and related wrongful conduct involving a $20 million payment by Tyco, $10 million of which was paid to Mr. Walsh with the balance paid to a charity of which Mr. Walsh is trustee. The payment was purportedly made for Mr. Walsh's assistance in arranging our acquisition of The CIT Group, Inc. On December 17, 2002, Mr. Walsh pleaded guilty to a felony violation of New York law in the Supreme Court of the State of New York, (New York County) and settled a civil action for violation of federal securities laws brought by the SEC in United States District Court for the Southern District of New York. Both the felony charge and the civil action were brought against Mr. Walsh based on such payment. The felony charge accused Mr. Walsh of intentionally concealing information concerning the payment from Tyco's directors and shareholders while engaged in the sale of Tyco securities in the State of New York. The SEC action alleged that Mr. Walsh knew that the registration statement covering the sale of Tyco securities as part of the CIT Group acquisition contained a material misrepresentation concerning fees payable in connection with the acquisition. Pursuant to the plea and settlement, Mr. Walsh paid $20 million in restitution to Tyco on December 17, 2002. Our claims against Mr. Walsh are still pending.

15. Debt

Debt at September 29, 2006 and September 30, 2005 is as follows ($ in millions):

	2006	2005
6.375% public notes due 2006[2]	$ —	$ 1,000
5.8% public notes due 2006[2]	—	700
6.125% Euro denominated public notes due 2007[1]	762	721
Revolving bank credit facility due 2007	700	—
6.5% notes due 2007	100	100
2.75% convertible senior debentures due 2018	—	1,242
6.125% public notes due 2008	399	399
7.2% notes due 2008	86	85
5.5% Euro denominated notes due 2008	869	823
6.125% public notes due 2009	399	399
6.75% public notes due 2011	999	999
6.375% public notes due 2011	1,500	1,500
6.5% British pound denominated public notes due 2011	373	353
6.0% notes due 2013	997	996
7.0% debentures due 2013	86	86
3.125% convertible senior debentures due 2023	750	750
7.0% public notes due 2028	497	497
6.875% public notes due 2029	790	790
6.5% British pound denominated public notes due 2031	536	502
Other[1][2]	330	587
Total debt	10,173	12,529
Less current portion	808	1,930
Long-term debt	$ 9,365	$10,599

[1] These instruments, plus $46 million of the amount shown as other, comprise the current portion of long-term debt as of September 29, 2006.

[2] These instruments, plus $230 million of the amount shown as other, comprise the current portion of long-term debt as of September 29, 2005.

Tyco International Group S.A., a wholly-owned subsidiary of the Company organized under the laws of Luxembourg ("TIGSA"), holds a $1.0 billion 5-year revolving credit facility expiring on December 16, 2009. TIGSA also holds a $1.5 billion 3-year revolving bank credit facility which was amended on June 28, 2006 to extend the maturity date from December 22, 2006 to December 21, 2007. Additionally, TIGSA holds a $500 million 3-year unsecured letter of credit facility expiring on June 15, 2007. At September 29, 2006, letters of credit of $475 million have been issued under the $500 million facility and $25 million remains available for issuance. At September 29, 2006, $700 million has been borrowed under the $1.5 billion 3-year revolving bank credit facility. There were no amounts borrowed under the other credit facilities at September 29, 2006 and no amounts borrowed under any of these credit facilities at September 30, 2005.

During 2006, the Company utilized $1.0 billion in cash and the above mentioned $700 million in credit facility borrowings for scheduled repayments of its 6.375% and 5.8% public notes due 2006, respectively.

16. Guarantees (Continued)

was reflected in cost of sales. Settlements during 2006 include cash expenditures of $37 million related to the VRP.

17. Financial Instruments

The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, investments, accounts payable, debt and derivative financial instruments. The fair value of cash and cash equivalents, accounts receivable, investments, accounts payable and derivative financial instruments approximated book value at September 29, 2006 and September 30, 2005. See Note 15 for the fair value estimates of debt.

All derivative financial instruments are reported on the Consolidated Balance Sheets at fair value, and changes in a derivative's fair value are recognized currently in earnings unless specific hedge criteria are met. Fair value estimates are based on relevant market information, including current market rates and prices, assuming adequate market liquidity. Fair value estimates for interest rate and cross-currency swaps are calculated by the Company or are provided to the Company by high-quality, third-party financial institutions known to be high volume participants in this market.

The Company uses derivative financial instruments to manage exposures to foreign currency and interest rate risks. The Company's objective for utilizing derivatives is to manage these risks using the most effective methods to eliminate or reduce the impacts of these exposures. For those transactions that are designated as hedges, the Company documents relationships between hedging instruments and hedged items, and links derivatives designated as fair value, cash flow or foreign currency hedges to specific assets and liabilities on the Consolidated Balance Sheets or to specific firm commitments or forecasted transactions. For transactions designated as hedges, the Company also assesses and documents, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows associated with the hedged items.

As part of managing the exposure to changes in market interest rates, the Company enters into various interest rate swap transactions with financial institutions acting as principal counterparties. To ensure both appropriate use as a hedge and hedge accounting treatment, all derivatives entered into are designated according to a hedge objective against specified forecasted interest payments on specifically underwritten debt issuances. The Company's primary hedge objectives include the conversion of fixed-rate liabilities to variable rates. The derivative financial instruments associated with these objectives are designated and accounted for as fair value hedges.

As part of managing the exposure to changes in foreign currency exchange rates, the Company utilizes forward and option contracts with financial institutions acting as principal counterparties. The objective of these hedging contracts is to minimize impacts to cash flows due to changes in foreign currency exchange rates on intercompany loans, notes receivable and accounts payable, and forecasted transactions. The Company has designated certain forward contracts and certain foreign currency denominated debt issuances to hedge its net investments in foreign operations. The remaining hedges are marked to market with changes in the derivatives' fair value recognized in the income statement.

The Company's derivative financial instruments present certain market and counterparty risks; however, concentration of counterparty risk is mitigated as Tyco deals with a variety of major banks worldwide with long-term Standard & Poor's and Moody's credit ratings of A/A2 or higher. In addition, only conventional derivative financial instruments are utilized, thereby affording optimum clarity as to the market risk. None of the Company's derivative financial instruments outstanding at year end would

17. Financial Instruments (Continued)

result in a significant loss to the Company if a counterparty failed to perform according to the terms of its agreement. At this time, the Company does not require collateral or other security to be furnished by the counterparties to its derivative financial instruments.

In assessing the current and potential future risk attributable to interest rate movements, during the fourth quarter of 2006, the Company terminated interest rate swaps and cross currency agreements with an aggregate notional value of $2.5 billion. The fair value of the swaps at the time of termination was a net gain of $10 million. As the interest rate swaps were designated as hedging instruments of outstanding debt, the net deferred loss of $26 million will be recognized in earnings over the remaining term of the related debt instrument. The remaining agreements were terminated subsequent to the end of 2006.

Interest Rate Exposures

The Company enters into interest rate swap agreements to manage its exposure to interest rate risk. Under these agreements, the Company receives a fixed rate of interest of 6.4% and pays a floating rate of interest based on six month LIBOR. At September 29, 2006, the Company had interest rate swaps in a net loss position of $6 million designated as fair value hedges with expiration dates in 2011. The mark-to-market effects of both the interest rate swap agreements and the underlying debt obligations were recorded in interest expense and are directly offsetting to the extent the hedges are effective.

In addition, the Company enters into interest rate and foreign currency swap agreements ("cross currency swaps") to manage its exposure to interest rate risk and foreign currency exposure on loans denominated in foreign currency. Under these agreements, the Company receives a fixed rate of interest of 6.5% and pays floating rates of interest based on six month LIBOR. At September 29, 2006, the Company had interest rate and foreign currency swap agreements in a net gain position of $52 million designated as a fair value hedge with an expiration date in 2011. The mark-to-market effects on the interest rate and foreign currency swaps were recorded in interest expense and selling, general and administrative expense, respectively, and directly offset the corresponding changes in the fair value of the hedged items to the extent the hedges were effective. The ineffective portion of the hedge was not material.

Foreign Currency Exposures

The Company hedges its net investment in certain foreign operations. The aggregate notional value of these hedges was $7.1 billion at September 29, 2006. Included in the cumulative translation adjustment component of other comprehensive income was a net loss of $91 million and a net gain of $31 million at September 29, 2006 and September 30, 2005, respectively. Changes in the fair value of forward contracts qualifying as net investment hedges are reported in the cumulative translation adjustment component of accumulated other comprehensive income to the extent the hedges are effective. Amounts excluded from the measure of effectiveness of the net investment hedges totaled $6 million and were recognized in selling, general and administrative expenses.

The Company uses forward agreements to hedge its exposure to foreign currency exchange rates on raw material purchases. These forward agreements are designated as cash flow hedges. Gains and losses resulting from these hedges, the amounts of which are not material in any period presented, are recorded in other comprehensive income. Amounts are reclassified from other comprehensive income

17. Financial Instruments (Continued)

to earnings and recorded as an adjustment to cost of sales when the underlying transaction impacts earnings.

Tyco uses various options, swaps, and forwards not designated as hedging instruments, to manage foreign currency exposures on accounts and notes receivable, accounts payable, intercompany loans and forecasted transactions denominated in certain foreign currencies. For derivatives not designated as hedging instruments, the Company records changes in fair value through earnings in the period of change. The fair value of these instruments totaled $23 million at September 29, 2006.

18. Commitments and Contingencies

The Company has facility, vehicle and equipment leases that expire at various dates through the year 2052. Rental expense under these leases was $717 million, $764 million, and $764 million for 2006, 2005 and 2004, respectively. The Company also has facility and equipment commitments under capital leases.

Following is a schedule of minimum lease payments for non-cancelable leases as of September 29, 2006 (in millions):

	Operating Leases	Capital Leases[1]
2007	$ 516	$ 26
2008	405	27
2009	302	22
2010	214	9
2011	158	7
Thereafter	499	76
Total minimum lease payments	$2,094	$167

[1] Excludes the impact of interest.

The Company also has purchase obligations related to commitments to purchase certain goods and services. At September 29, 2006, such obligations were as follows: $222 million in 2007, $24 million in 2008, $10 million in 2009, $10 million in 2010, $7 million in 2011, and an aggregate of $24 million in 2012 and thereafter.

At September 29, 2006, the Company had an off-balance sheet leasing arrangement for five cable laying sea vessels. Upon expiration of this lease in October 2006, a subsidiary of the Company has the option to buy these vessels for approximately $280 million, or return the vessels to the lessor and, under a residual guarantee, pay any shortfall in sales proceeds to the lessor from a third party in an amount not to exceed $235 million. As of September 29, 2006, the Company expected this obligation to be $54 million, which is recorded in the accompanying Consolidated Balance Sheets, based on an estimate of the fair value of the vessels performed by management with the assistance of a third-party valuation. During 2006, 2005 and 2004, the Company incurred expenses of $14 million in each year related to this expected obligation. See Note 28—*Subsequent Events.*

At September 29, 2006, the Company had a contingent purchase price liability of $80 million related to the 2001 acquisition of Com-Net by Electronics. This represents the maximum amount payable to the former shareholders of Com-Net only after the construction and installation of a

18. Commitments and Contingencies (Continued)

communications system for the State of Florida is finished and the State has approved the system based on the guidelines set forth in the contract. A liability for this contingency has not been recorded in Tyco's Consolidated Financial Statements as the outcome of this contingency cannot be reasonably determined.

In the normal course of business, the Company is liable for contract completion and product performance. In the opinion of management, such obligations will not significantly affect the Company's financial position, results of operations or cash flows.

Class Actions

As a result of actions taken by the Company's former senior corporate management, Tyco, some members of the Company's former senior corporate management, former members of our Board of Directors and the Company's current Chief Executive Officer and General Counsel and former Chief Financial Officer are named defendants in a number of purported class actions alleging violations of the disclosure provisions of the federal securities laws. Tyco, certain of the Company's current and former employees, some members of the Company's former senior corporate management and some former members of the Company's Board of Directors also are named as defendants in several Employee Retirement Income Security Act ("ERISA") class actions. In addition, some members of the Company's former senior corporate management are subject to a SEC inquiry. The findings and outcomes of the SEC inquiry may affect the course of the purported securities class actions and ERISA class actions pending against Tyco. The Company is generally obligated to indemnify its directors and officers and its former directors and officers who are named as defendants in some or all of these matters to the extent required by Bermuda law. In addition, the Company's insurance carriers may decline coverage, or the Company's coverage may be insufficient to cover its expenses and liability, in some or all of these matters. While the Company may from time to time seek to engage plaintiff's counsel in settlement discussions, the Company is unable at this time to estimate what its ultimate liability in these matters may be, and it is possible that the Company will be required to pay judgments or settlements and incur expenses, in excess of any insurance coverage, in aggregate amounts that would have a material adverse effect on its financial position, results of operations or cash flows. At this time, it is not possible to estimate the amount of loss or probable losses, if any, that might result from an adverse resolution of these matters.

Investigations

The Company and others have received various subpoenas and requests from the SEC's Division of Enforcement, the United States Department of Labor, the General Service Administration and others seeking the production of voluminous documents in connection with various investigations into the Company's governance, management, operations, accounting and related controls. The Department of Labor is investigating Tyco and the administrators of certain of its benefit plans. The Company cannot predict when these investigations will be completed, nor can the Company predict what the results of these investigations may be. It is possible that the Company will be required to pay material fines, consent to injunctions on future conduct, lose the ability to conduct business with government instrumentalities (which in turn could negatively impact the Company's business with non-governmental customers) or suffer other penalties, each of which could have a material adverse effect on the Company's business. It is not possible to estimate the amount of loss, or range of possible loss, if any, that might result from an adverse resolution of these matters.

18. Commitments and Contingencies (Continued)

On April 17, 2006, the Company reached a settlement that closes the SEC Enforcement Division's investigation of the Company regarding certain accounting practices and other actions by former Tyco officers. On April 25, 2006, the United States District Court for the Southern District of New York entered a final judgment in which the Company was ordered to pay $1 in disgorgement and a fine of $50 million. During the third quarter of 2006, the Company satisfied the judgment which was accrued in 2005.

Intellectual Property and Antitrust Litigation

As previously discussed in our periodic filings, the Company is a party to a number of patent infringement and antitrust actions that may require the Company to pay damage awards. Tyco has assessed the status of these matters and has recorded liabilities related to certain of these matters where appropriate.

Mallinckrodt, Inc. ("Mallinckrodt") and Nellcor Puritan Bennett, Inc. ("Nellcor"), plaintiffs/counter-defendants v. Masimo Corporation ("Masimo") et al., defendants/counter-claimants, is a consolidated patent infringement action filed on June 19, 2000 in the United States District Court for the Central District of California. Nellcor is a subsidiary of Tyco. Nellcor alleges that Masimo infringed one Nellcor patent related to pulse oximeters, which are medical devices used to measure blood oxygen levels in patients, and Masimo alleges that Nellcor infringed four Masimo patents related to pulse oximeters. Trial in the action commenced on February 18, 2004. On March 16, 2004, the jury returned a liability finding that Nellcor willfully infringed the four Masimo patents and that Masimo did not infringe the one Nellcor patent. On March 26, 2004, the jury awarded Masimo $135 million in damages for Nellcor's alleged infringement through December 31, 2003. After hearing post-trial motions, the district court issued an order on July 14, 2004 which (i) denied Masimo's request to impose an injunction on the sale of pulse oximeters; (ii) reversed the jury finding of patent infringement for one of the four patents at issue; (iii) ruled that a second patent was unenforceable due to Masimo's inequitable conduct in seeking the patent; and (iv) overturned the jury finding that the infringement was "willful." On August 6, 2004, the district court entered final judgment that included additional damages of $30 million for Nellcor's alleged infringement from January 1, 2004 through May 31, 2004. Nellcor asserts that Masimo infringes a second Nellcor patent (U.S. Patent No. 4,934,372—the "372 patent"). On April 8, 2005, the United States Court of Appeals for the Federal Circuit issued a decision in Nellcor's favor that reversed the district court's summary judgment finding of no infringement regarding the 372 patent claim against Masimo. The Court of Appeals remanded Nellcor's 372 patent claim to the district court for further proceedings. The district court has not yet scheduled trial in the 372 case.

Nellcor appealed the jury's infringement finding on the remaining two Masimo patents to the United States Court of Appeals for the Federal Circuit. On September 7, 2005, the Court of Appeals issued a decision on the appeal that was adverse to Nellcor. In particular, the Court of Appeals: (1) affirmed the infringement finding against Nellcor on two patents; (2) reversed the district court's ruling of non-infringement of a third patent; and (3) reversed the district court's ruling not to enter an injunction and directed the district court to issue an injunction. The Court of Appeals also: (1) affirmed the district court's ruling that Nellcor's infringement was not willful, which precluded Masimo from seeking up to treble damages; and (2) affirmed the district court's ruling that one of Masimo's patents was unenforceable due to Masimo's inequitable conduct in seeking the patent. The Company has assessed the amount of potential additional damages and interest accruing from the date

18. Commitments and Contingencies (Continued)

of entry of final judgment to the present. Accordingly, during the fiscal quarter ending September 30, 2005, Tyco recorded a pre-tax charge of $277 million related to this matter.

On January 17, 2006, Tyco International Ltd., and its subsidiaries Tyco International (US) Inc., Tyco Healthcare Group LP, Mallinckrodt, Inc., and Nellcor Puritan Bennett, Inc. (collectively "Nellcor") entered into a Settlement Agreement and Release of Claims with Masimo Corporation and Masimo Laboratories, Inc. (the "Settlement") related to the consolidated patent infringement action.

Under the terms of the Settlement, Tyco on behalf of Nellcor, paid Masimo a total of $330 million on January 19, 2006, which represents $265 million in damages in the patent case for sales through January 31, 2006 (after which the infringing products will no longer be sold) and $65 million as an advance royalty for oximetry sales including Nellcor's new 06 technology products from February 1, 2006 through December 31, 2006. In 2005, Tyco recorded a liability of $277 million related to this matter. The Settlement does not resolve the Masimo antitrust lawsuit or the related consumer antitrust class lawsuits described below. Under the terms of the Settlement, Nellcor received from Masimo a covenant not to sue on the Nellcor 06 products as well as a termination of all pending patent litigation with Masimo. In March 2011, Nellcor has the option to terminate Masimo's covenant not to sue and the obligation to pay future royalties on Nellcor's current products as well as any next-generation products. In addition, Nellcor will discontinue making, offering to sell, selling or shipping any products that the court found infringed on the patents held by Masimo, but will continue to provide service and sensors for the previously sold products.

Masimo Corporation v. Tyco Healthcare Group LP ("Tyco Healthcare") and Mallinckrodt, Inc. is a separate lawsuit filed on May 22, 2002 also pending in the United States District Court for the Central District of California. Tyco Healthcare and Mallinckrodt are subsidiaries of Tyco. In this lawsuit, Masimo alleges violations of antitrust laws against Tyco Healthcare and Mallinckrodt in the markets for pulse oximeter products. Masimo alleges that Tyco Healthcare and Mallinckrodt used their market position to prevent hospitals from purchasing Masimo's pulse oximetry products. Masimo seeks injunctive relief and monetary damages, including treble damages. Trial in this case began on February 22, 2005. The jury returned its verdict on March 21, 2005, and awarded Masimo $140 million in damages. The damages are automatically trebled under the antitrust statute to an award of $420 million. If ultimately successful, Masimo's attorneys are entitled to an award of reasonable fees and costs in addition to the verdict amount. The district court held a hearing on June 28, 2005 regarding post-trial motions.

On March 22, 2006, the district court issued its Memorandum of Decision regarding the post-trial motions. In the Memorandum, the district court (i) vacated the jury's liability findings on two business practices; (ii) affirmed the jury's liability finding on two other business practices; (iii) vacated the jury's damage award in its entirety; and (iv) ordered a new trial on damages. The district court held the new trial on the damages on October 18 and 19, 2006. After post-trial briefing, the district court will issue its decision regarding the amount of damages to be awarded.

Tyco has assessed the status of this matter and has concluded that it is more likely than not that the remainder of the jury's decision will be overturned, and, further, Tyco intends to vigorously pursue all available means to achieve such reversal. Accordingly, no provision has been made in the Consolidated Financial Statements with respect to this damage award.

Beginning on August 29, 2005 with *Natchitoches Parish Hospital Service District v. Tyco International, Ltd.*, twelve consumer class actions have been filed against *Nellcor* in the United States

18. Commitments and Contingencies (Continued)

District Court for the Central District of California. The remaining eleven actions are *Allied Orthopedic Appliances, Inc. v. Tyco Healthcare Group LP, and Mallinckrodt Inc.* filed on August 29, 2005, *Scott Valley Respiratory Home Care v. Tyco Healthcare Group LP, and Mallinckrodt Inc.* filed on October 27, 2005, *Brooks Memorial Hospital et al v. Tyco Healthcare Group LP* filed on October 18, 2005, *All Star Oxygen Services, Inc. et al v. Tyco Healthcare Group, et al* filed on October 25, 2005, *Niagara Falls Memorial Medical Center, et al v. Tyco Healthcare Group LP* filed on October 28, 2005, *Nicholas H. Noyes Memorial Hospital v. Tyco Healthcare and Mallinckrodt* filed on November 4, 2005, *North Bay Hospital, Inc. v. Tyco Healthcare Group, et al* filed on November 15, 2005, *Stephen Skoronski v. Tyco International, Ltd., et al* filed on November 21, 2005, *Abington Memorial Hospital v. Tyco Int'l Ltd.; Tyco Int'l (US) Inc.; Mallinckrodt In.; Tyco Healthcare Group LP* filed on November 22, 2005, *South Jersey Hospital, Inc. v. Tyco International, Ltd., et al* filed on January 24, 2006 and *Deborah Heart and Lung Center v. Tyco International, Ltd., et al* filed on January 27, 2006. In all twelve complaints the putative class representatives, on behalf of themselves and others, seek to recover overcharges they allege they paid for pulse oximetry products as a result of anticompetitive conduct by Nellcor in violation of the federal antitrust laws. The Company will respond to these complaints and intends to vigorously defend the actions. At this time, it is not possible to estimate the amount of loss or probable losses, if any, that might result from an adverse resolution of these matters.

As previously reported in the Company's periodic filings, *Applied Medical Resources Corp. ("Applied Medical") v. United States Surgical ("U.S. Surgical")* is a patent infringement action that was filed in the United States District Court for the Central District of California in April 1999 in which U.S. Surgical, a subsidiary of Tyco, is the defendant. In February 2002, the district court held that U.S. Surgical's VERSASEAL universal seal system, contained in certain surgical trocar and access devices manufactured by U.S. Surgical, infringed certain of the plaintiff's patents. The district court entered a permanent injunction against U.S. Surgical based upon infringement of one of the three patents involved in the suit. The United States Court of Appeals for the Federal Circuit affirmed the district court's permanent injunction ruling in September 2003 for the VERSASEAL product, which is no longer on the market. In October 2003, the district court ruled in U.S. Surgical's favor, holding that two other patents involved in the case were invalid. A trial on damages for the earlier infringement ruling in the district court concluded on July 27, 2004. The jury awarded Applied Medical $44 million in damages and returned a finding that the earlier infringement was willful, giving the district court discretion to enhance those damages to up to treble the damages awarded to Applied Medical by the jury. On October 1, 2004, the district court issued post-trial rulings that denied U.S. Surgical's motion to set aside the jury's finding on willfulness and granted Applied Medical's motion for enhanced damages, enhancing the jury's damages award by 25%, or $11 million. On January 27, 2005, the district court awarded Applied Medical $10 million in costs, prejudgment interest and attorneys' fees. Thus, Applied Medical's total award was $65 million. U.S. Surgical appealed the damages award and the willfulness finding to the Court of Appeals for the Federal Circuit. On January 24, 2006, the Court of Appeals issued a decision affirming the award to Applied Medical. On February 17, 2006, Tyco, on behalf of U.S. Surgical, paid Applied Medical $66 million which includes post-judgment interest accrued during the appeal. Tyco previously recorded a liability of $66 million related to this matter.

On July 31, 2003, Applied Medical filed another patent infringement suit against U.S. Surgical in the United States District Court for the Central District of California. The complaint alleges that U.S. Surgical's VERSASEAL Plus trocar product infringes Applied Medical's U.S. Patent No. 5,385,553. Applied Medical seeks injunctive relief and unspecified monetary damages, including enhanced damages for alleged willful infringement. Applied Medical filed a motion for a preliminary injunction,

18. Commitments and Contingencies (Continued)

which the district court denied on December 23, 2003. On February 7, 2005, the district court granted U.S. Surgical's motion for summary judgment. Applied Medical appealed the summary judgment ruling. On May 15, 2006, the United States Court of Appeals for the Federal Circuit issued a decision on the appeal vacating the district court's grant of summary judgment and remanding the case for further proceedings. The district court has scheduled trial in this case for July 10, 2007. It is not possible to estimate the amount of loss or probable losses, if any, that might result from an adverse resolution of this matter.

Environmental Matters

Tyco is involved in various stages of investigation and cleanup related to environmental remediation matters at a number of sites. The ultimate cost of site cleanup is difficult to predict given the uncertainties regarding the extent of the required cleanup, the interpretation of applicable laws and regulations and alternative cleanup methods. As of September 29, 2006, Tyco concluded that it was probable that it would incur remedial costs in the range of approximately $124 million to $406 million. As of September 29, 2006, Tyco concluded that the best estimate within this range is approximately $184 million, of which $34 million is included in accrued and other current liabilities and $150 million is included in other liabilities on our Consolidated Balance Sheets. In view of the Company's financial position and reserves for environmental matters of $184 million, the Company believes that any potential payment of such estimated amounts will not have a material adverse effect on its financial position, results of operations or cash flows.

Tyco recorded asset retirement obligations (AROs) according to the provisions of SFAS No. 143, "*Accounting for Asset Retirement Obligations*," for the estimated future costs associated with legal obligations to decommission two nuclear facilities. With the clarification outlined by FIN No. 47 for valuation of conditional AROs, Tyco reassessed its overall ARO and recorded an additional $32 million. As of September 29, 2006 and September 30, 2005, the Company's AROs were $111 million and $69 million, respectively. The increase in the reserve during 2006 is primarily due to the adoption of FIN No. 47. In addition, the Company recorded an insignificant amount of accretion, new cost estimates and foreign currency translation related to AROs during 2006. The Company believes that any potential payment of such estimated amounts will not have a material adverse effect on its financial position, results of operations or cash flows. See further discussions on the implementation of FIN No. 47 in Note 1.

Asbestos Matters

Tyco and some of its subsidiaries are named as defendants in personal injury lawsuits based on alleged exposure to asbestos-containing materials. Consistent with the national trend of increased asbestos-related litigation, the Company has observed an increase in the number of these lawsuits in the past several years. The majority of these cases have been filed against subsidiaries in Healthcare and Engineered Products and Services. A limited number of the cases allege premises liability, based on claims that individuals were exposed to asbestos while on a subsidiary's property. A majority of the cases involve product liability claims, based principally on allegations of past distribution of heat-resistant industrial products incorporating asbestos or the past distribution of industrial valves that incorporated asbestos-containing gaskets or packing. Each case typically names between dozens to hundreds of corporate defendants.

18. Commitments and Contingencies (Continued)

Tyco's involvement in asbestos cases has been limited because its subsidiaries did not mine or produce asbestos. Furthermore, in the Company's experience, a large percentage of these claims were never substantiated and have been dismissed by the courts. The Company will continue to vigorously defend these lawsuits and the Company has not suffered an adverse verdict in a trial court proceeding related to asbestos claims. When appropriate, the Company settles claims; however, the total amount paid in any year to settle and defend all asbestos claims has been immaterial. As of September 29, 2006, there were approximately 15,500 asbestos liability cases pending against the Company and its subsidiaries.

The Company estimates its pending asbestos claims and claims that were incurred but not reported, as well as related insurance and indemnification recoveries. The Company's estimate of the liability for pending and future claims is based on claim experience over the past five years and covers claims expected to be filed over the next seven years. The Company believes that it has adequate amounts recorded related to these matters. While it is not possible at this time to determine with certainty the ultimate outcome of these asbestos-related proceedings, the Company believes that the final outcome of all known and anticipated future claims, after taking into account its substantial indemnification rights and insurance coverage, will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

Income Taxes

The Company and its subsidiaries' income tax returns are periodically examined by various tax authorities. In connection with such examinations, tax authorities, including the United States Internal Revenue Service ("IRS"), have raised issues and proposed tax adjustments. The Company is reviewing and contesting certain of the proposed tax adjustments. Amounts related to these tax adjustments and other tax contingencies that management has assessed as probable and estimable have been recorded. While the timing and ultimate resolution of these matters is uncertain, the Company anticipates that certain of these matters could be resolved during 2007.

The IRS continues to audit the years 1997 to 2000. In 2004 the Company submitted to the IRS proposed adjustments to these prior period U.S. federal income tax returns, resulting in a reduction in the taxable income previously reported. During 2006, the IRS accepted substantially all of the proposed adjustments. These adjustments did not have a material impact on the financial condition, results of operations or cash flows of the Company.

During 2006, the Company has developed amendments to U.S. federal income tax returns for additional periods. On the basis of previously accepted amendments, the Company has determined that acceptance of these adjustments is probable and accordingly has recorded them in the Consolidated Financial Statements. Such adjustments did not have a material impact on the Company's financial condition, results of operations or cash flows.

Compliance Matters

Tyco has received and responded to various allegations that certain improper payments were made by Tyco subsidiaries in recent years. During 2005, Tyco reported to the U.S. Department of Justice ("DOJ") and the SEC the investigative steps and remedial measures that it has taken in response to the allegations. Tyco also informed the DOJ and the SEC that it has retained outside counsel to perform a company-wide baseline review of its policies, controls and practices with respect to compliance with the Foreign Corrupt Practices Act, that it would continue to make periodic progress

18. Commitments and Contingencies (Continued)

reports to these agencies, and that it would present its factual findings upon conclusion of the baseline review. The Company has and will continue to have communications with the DOJ and SEC to provide updates on the baseline review being conducted by outside counsel, including, as appropriate, briefings concerning additional instances of potential improper payments identified by the Company in the course of its ongoing compliance activities. At this time, Tyco cannot predict the outcome of these matters reported to regulatory and law enforcement authorities and therefore cannot estimate the range of potential loss or extent of risk, if any, that may result from an adverse resolution of any or all of these matters.

Other Matters

Earth Tech v. City of Phoenix is a contract dispute arising from Earth Tech's contract with the City of Phoenix, Arizona for expansion of the City's 91st Avenue Waste Water Treatment Plant. On December 21, 2005, Earth Tech filed a lawsuit against the City of Phoenix in the Maricopa County Superior Court alleging $3 million in damages plus interest for the City's failure to pay dewatering and computer systems costs related to the 91st Avenue project. After the City rejected Earth Tech's administrative claim against the City, Earth Tech filed and served a First Amended Complaint upon the City of Phoenix. In its First Amended Complaint, Earth Tech alleged eighteen causes of action and requested the following: (i) a recovery of at least $73 million for the value of the services performed by Earth Tech in connection with the contract; (ii) a rescission of the contract; (iii) an equitable adjustment of the Contract price for additional dewatering services and the Computer Control System; and (iv) costs for demobilization and termination of the contract. The City of Phoenix filed a Motion to Dismiss rather than filing an answer to the First Amended Complaint on May 18, 2006. The Court granted the City's Motion to Dismiss without prejudice on September 19, 2006 allowing Earth Tech 30 days to file a Second Amended Complaint. Earth Tech filed its Second Amended Compliant against the City of Phoenix on September 25, 2006.

On December 29, 2005, the City of Phoenix filed a lawsuit against Earth Tech, Inc., its surety, Federal Insurance Company and other unnamed parties in the Maricopa County Superior Court, *The City of Phoenix v. Earth Tech, Inc., Federal Insurance Company and John Does 1-50.* The lawsuit is in connection with the City of Phoenix's termination on August 12, 2005 of Earth Tech's contract with the City of Phoenix, Arizona for expansion of the City's 91st Avenue Waste Water Treatment Plant. The City alleges the following causes of action: (i) Earth Tech breached its Pre-Construction Services and Construction Management at Risk Contracts; (ii) Earth Tech did not properly, reasonably or timely manage, supervise or inspect the work under the Contracts; (iii) Federal Insurance breached the terms and conditions of the performance bond; and (iv) Federal Insurance failed to investigate the City's Bond Claims. The City requested unspecified general, consequential, incidental, special and liquidated damages plus interest as its relief. On February 8, 2006, Earth Tech filed a Motion to Dismiss the City's Complaint in which Federal Insurance Company joined. The Court denied Earth Tech's Motion to Dismiss on September 25, 2006. The City of Phoenix filed an Amended Complaint against Earth Tech and Federal Insurance on September 25, 2006. In the Amended Complaint, the City of Phoenix alleged damages of $128 million.

The Presiding Judge of Maricopa County Superior Court on July 11, 2006 consolidated all of the pending lawsuits related to this dispute on the Court's complex litigation docket. At this time, Tyco cannot predict the outcome of this matter and therefore cannot estimate the range of potential loss or extent of risk, if any, that may result from an adverse resolution of this matter.

18. Commitments and Contingencies (Continued)

The Company is a defendant in a number of other pending legal proceedings incidental to present and former operations, acquisitions and dispositions. The Company does not expect the outcome of these proceedings, either individually or in the aggregate, to have a material adverse effect on its financial position, results of operations or cash flows.

19. Retirement Plans

Measurement Date—In 2005, the Company changed the measurement date for its pension and post retirement benefit plans from September 30th to August 31st, effective October 1, 2004. The Company believes that the one-month change of measurement date is a preferable change as it allows management adequate time to evaluate and report the actuarial information in the Company's Consolidated Financial Statements under the accelerated reporting deadlines. Accordingly, all amounts presented as of and for the years ended September 29, 2006 and September 30, 2005 reflect an August 31 measurement date, while prior years reflect a September 30 measurement date. The Company has accounted for the change in measurement date as a change in accounting principle. The cumulative effect of the accounting principle change as of the beginning of 2005 was a $21 million after-tax gain ($28 million pretax). The effects of this change in measurement date did not have a material effect on net periodic benefit costs.

Defined Benefit Pension Plans—The Company has a number of noncontributory and contributory defined benefit retirement plans covering certain of its U.S. and non-U.S. employees, designed in accordance with conditions and practices in the countries concerned. Net periodic pension benefit cost is based on periodic actuarial valuations which use the projected unit credit method of calculation and is charged to the Consolidated Statements of Income on a systematic basis over the expected average remaining service lives of current participants. Contribution amounts are determined based on the advice of professionally qualified actuaries in the countries concerned. The benefits under the defined benefit plans are based on various factors, such as years of service and compensation. The following tables exclude amounts related to discontinued operations for all periods presented.

The net periodic benefit cost for all U.S. and non-U.S. defined benefit pension plans for 2006, 2005 and 2004 is as follows ($ in millions):

	U.S. Plans			Non-U.S. Plans		
	2006	2005	2004	2006	2005	2004
Service cost	$ 25	$ 21	$ 25	$ 117	$ 106	$ 102
Interest cost	127	128	129	137	136	123
Expected return on plan assets	(164)	(151)	(114)	(126)	(107)	(86)
Amortization of initial net asset obligation	—	—	(1)	—	—	—
Amortization of prior service cost (benefit)	3	3	3	(4)	(1)	1
Amortization of net actuarial loss	52	43	46	54	47	52
Plan settlements, curtailments and special termination benefits	(1)	1	3	1	(4)	5
Net periodic benefit cost	$ 42	$ 45	$ 91	$ 179	$ 177	$ 197
Weighted-average assumptions used to determine net pension cost during the period:						
Discount rate	5.3%	6.0%	6.0%	4.3%	4.9%	4.9%
Expected return on plan assets	8.0%	8.0%	8.0%	6.3%	6.5%	6.3%
Rate of compensation increase	4.0%	4.3%	4.3%	3.4%	3.6%	3.4%

19. Retirement Plans (Continued)

The change in benefit obligations, plan assets and the amounts recognized on the Consolidated Balance Sheets for all U.S. and non-U.S. defined benefit plans at September 29, 2006 and September 30, 2005 is as follows ($ in millions):

	U.S. Plans		Non-U.S. Plans	
	2006	2005	2006	2005
Change in benefit obligations:				
Benefit obligations at end of prior year	$2,478	$2,222	$ 3,235	$ 2,770
Effect of change in measurement date	—	11	—	(8)
Benefit obligations at beginning of period	2,478	2,233	3,235	2,762
Service cost	25	21	117	106
Interest cost	127	128	137	136
Employee contributions	—	—	13	10
Plan amendments	2	4	(16)	(43)
Actuarial (gain) loss	(107)	233	29	354
Benefits and administrative expenses paid	(144)	(140)	(107)	(104)
New plans	—	—	—	100
Plan settlements, curtailments and special termination benefits	(3)	(1)	(1)	(5)
Currency translation	—	—	167	(81)
Benefit obligations at end of period	$2,378	$2,478	$ 3,574	$ 3,235
Change in plan assets:				
Fair value of plan assets at end of prior year	$2,126	$1,993	$ 1,952	$ 1,591
Effect of change in measurement date	—	(338)	—	(33)
Fair value of plan assets at beginning of period	2,126	1,655	1,952	1,558
Actual return on plan assets	168	246	188	260
Employer contributions	10	366	117	205
Employee contributions	—	—	13	11
New plans	—	—	—	82
Plan settlements, curtailments and special termination benefits	(3)	(1)	(3)	(8)
Benefits and administrative expenses paid	(144)	(140)	(107)	(104)
Currency translation	—	—	112	(52)
Fair value of plan assets at end of period	$2,157	$2,126	$ 2,272	$ 1,952
Funded status	$ (221)	$ (352)	$(1,302)	$(1,283)
Unrecognized net actuarial loss	625	787	976	1,014
Unrecognized prior service cost (benefit)	25	26	(51)	(36)
Unrecognized transition asset	—	—	(6)	(6)
Contributions after the measurement date	3	1	18	10
Net amount recognized	$ 432	$ 462	$ (365)	$ (301)
Amounts recognized on the Consolidated Balance Sheets:				
Prepaid benefit cost	$ 2	$ —	$ 31	$ 27
Accrued benefit liability	(209)	(344)	(997)	(974)
Intangible asset	18	22	6	5
Accumulated other comprehensive income	621	784	595	641
Net amount recognized	$ 432	$ 462	$ (365)	$ (301)
Weighted-average assumptions used to determine pension benefit obligations at year end:				
Discount rate	6.0%	5.3%	4.5%	4.3%
Rate of compensation increase	4.0%	4.0%	3.6%	3.4%

The accumulated benefit obligation for all U.S. plans as of September 29, 2006 and September 30, 2005 was $2,363 million and $2,465 million, respectively. The accumulated benefit obligation for all

19. Retirement Plans (Continued)

non-U.S. plans as of September 29, 2006 and September 30, 2005 was $3,192 million and $2,870 million, respectively.

The accumulated benefit obligation and fair value of plan assets for U.S. pension plans with accumulated benefit obligations in excess of plan assets were $2,355 million and $2,149 million, respectively, at September 29, 2006 and $2,465 million and $2,126 million, respectively, at September 30, 2005.

The accumulated benefit obligation and fair value of plan assets for non-U.S. pension plans with accumulated benefit obligations in excess of plan assets were $3,051 million and $2,097 million, respectively, at September 29, 2006 and $2,738 million and $1,796 million, respectively, at September 30, 2005.

In determining the expected return on plan assets, the Company considers the relative weighting of plan assets by class and individual asset class performance expectations as provided by its external advisors.

The Company's investment strategy for its pension plans is to manage the plans on a going-concern basis. Current investment policy is to achieve a superior return on assets, subject to a prudent level of portfolio risk, for the purpose of enhancing the security of benefits for participants. For U.S. pension plans, this policy targets a 60% allocation to equity securities and a 40% allocation to debt securities. Various asset allocation strategies are in place for non-U.S. pension plans, with a weighted-average target allocation of 54% to equity securities, 40% to debt securities and 6% to other asset classes, including real estate and cash equivalents.

Pension plans have the following weighted-average asset allocations at September 29, 2006 and September 30, 2005:

	U.S. Plans		Non-U.S. Plans	
	2006	2005	2006	2005
Asset Category:				
Equity securities	60%	59%	54%	54%
Debt securities	40%	38%	38%	31%
Real estate	—	—	3%	3%
Cash and cash equivalents	—	3%	5%	12%
Total	100%	100%	100%	100%

Although the Company does not buy or sell any of its own stock as a direct investment for its pension funds, due to external investment management of the funds, the plans may indirectly hold Tyco stock. The aggregate amount of the shares would not be considered material relative to the total fund assets.

The Company's funding policy is to make contributions in accordance with the laws and customs of the various countries in which it operates as well as to make discretionary voluntary contributions from time-to-time. The Company anticipates that at a minimum it will make the minimum required contributions to its pension plans in 2007 of $10 million for the U.S. plans and $141 million for non-U.S. plans.

19. Retirement Plans (Continued)

Benefit payments, including those amounts to be paid out of corporate assets and reflecting future expected service as appropriate, are expected to be paid as follows ($ in millions):

	U.S. Plans	Non-U.S. Plans
2007	$138	$ 99
2008	144	106
2009	146	115
2010	162	122
2011	155	133
2012–2016	857	806

The Company also participates in a number of multi-employer defined benefit plans on behalf of certain employees. Pension expense related to multi-employer plans was $6 million, $15 million and $13 million in 2006, 2005 and 2004, respectively.

Executive Retirement Arrangements—Messrs. Kozlowski and Swartz participated in individual Executive Retirement Arrangements maintained by Tyco (the "ERA"). Under the ERA, Messrs. Kozlowski and Swartz would have fixed lifetime benefits commencing at their normal retirement age of 65. The Company's accrued benefit obligations for Messrs. Kozlowski and Swartz as of September 29, 2006 were $66 million and $34 million, respectively. The Company's accrued benefit obligations for Messrs. Kozlowski and Swartz as of September 30, 2005 were $62 million and $32 million, respectively. Retirement benefits are available at earlier ages and alternative forms of benefits can be elected. Any such variations would be actuarially equivalent to the fixed lifetime benefit starting at age 65. Amounts owed to Messrs. Kozlowski and Swartz under the ERA are in dispute by the Company.

Defined Contribution Retirement Plans—The Company maintains several defined contribution retirement plans, which include 401(k) matching programs, as well as qualified and nonqualified profit sharing and share bonus retirement plans. Expense for the defined contribution plans is computed as a percentage of participants' compensation and was $204 million, $190 million and $175 million for 2006, 2005 and 2004, respectively. The Company also maintains an unfunded Supplemental Executive Retirement Plan ("SERP"). This plan is nonqualified and restores the employer match that certain employees lose due to IRS limits on eligible compensation under the defined contribution plans. Expense related to the SERP was $3 million in 2006, $6 million in 2005 and $3 million in 2004.

Deferred Compensation Plans—The Company has nonqualified deferred compensation plans, which permit eligible employees to defer a portion of their compensation. A record keeping account is set up for each participant and the participant chooses from a variety of measurement funds for the deemed investment of their accounts. The measurement funds correspond to a number of funds in the Company's 401(k) plans and the account balance fluctuates with the investment returns on those funds. Deferred compensation expense was $10 million, $14 million and $15 million in 2006, 2005 and 2004, respectively. Total deferred compensation liabilities were $179 million and $171 million at September 29, 2006 and September 30, 2005, respectively.

Rabbi Trusts—The Company has rabbi trusts, the assets of which may be used to pay non-qualified plan benefits. The trusts primarily hold corporate-owned life insurance policies, cash and cash equivalents, and debt and equity securities. At September 29, 2006 and September 30, 2005, trust assets

19. Retirement Plans (Continued)

totaled $399 million and $388 million, respectively. The cash surrender value of the life insurance policies, net of outstanding loans, included in the rabbi trust was $228 million and $218 million at September 29, 2006 and September 30, 2005, respectively. The rabbi trust assets, which are consolidated, are subject to the claims of the Company's creditors in the event of the Company's insolvency. Plan participants are general creditors of the Company with respect to these benefits.

Postretirement Benefit Plans—The Company generally does not provide postretirement benefits other than pensions for its employees. However, certain acquired operations provide these benefits to employees who were eligible at the date of acquisition, and a small number of U.S. and Canadian operations provide on going eligibility for such benefits.

Net periodic postretirement benefit cost for 2006, 2005 and 2004 is as follows ($ in millions):

	2006	2005	2004
Service cost	$ 4	$ 3	$ 2
Interest cost	15	18	21
Amortization of prior service benefit	(5)	(6)	(5)
Amortization of net actuarial (gain) loss	(1)	1	8
Curtailment/Settlement gain	—	—	(3)
Net periodic postretirement benefit cost	$ 13	$ 16	$ 23
Weighted-average assumptions used to determine net postretirement benefit cost during the period:			
Discount rate	4.8%	5.5%	5.5%
Rate of compensation increase	4.0%	4.3%	4.3%

The components of the accrued postretirement benefit obligations, substantially all of which are unfunded at September 29, 2006 and September 30, 2005, are as follows ($ in millions):

	2006	2005
Change in benefit obligations:		
Benefit obligations at beginning of period	$337	$389
Service cost	4	3
Interest cost	15	18
Plan amendments	(7)	(15)
Actuarial gain	(13)	(37)
Benefits paid	(29)	(22)
Currency translation	1	1
Benefit obligations at end of period	$308	$337

19. Retirement Plans (Continued)

	2006	2005
Change in plan assets:		
Fair value of plan assets at beginning of period	$ 4	$ 5
Employer contributions	29	21
Benefits paid	(29)	(22)
Fair value of plan assets at end of period	$ 4	$ 4
Funded status	$(304)	$(333)
Unrecognized net loss	44	65
Unrecognized prior service benefit	(42)	(41)
Contributions after the measurement date	2	2
Accrued postretirement benefit cost	$(300)	$(307)
Weighted-average assumptions used to determine postretirement benefit obligations at year end:		
Discount rate	5.7%	4.8%
Rate of compensation increase	4.0%	4.0%

The Company expects to make contributions to its postretirement benefit plans of $26 million in 2007.

Benefit payments, including those amounts to be paid out of corporate assets and reflecting future expected service as appropriate, are expected to be paid as follows ($ in millions):

2007	$ 26
2008	25
2009	24
2010	23
2011	23
2012–2016	112

For measurement purposes, a 10.1% and 11.5% composite annual rate of increase in the per capita cost of covered health care benefits was assumed at September 29, 2006 and September 30, 2005, respectively. At September 29, 2006 and September 30, 2005, the composite annual rate of increase in health care benefit costs was assumed to decrease gradually to 5.0% by the year 2013 and remain at that level thereafter. A one-percentage-point change in assumed healthcare cost trend rates would have the following effects ($ in millions):

	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost	$ 3	$ (2)
Effect on postretirement benefit obligation	31	(25)

In December 2003, the US enacted into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act"). The Act introduces a prescription drug benefit under Medicare (Medicare Part D), as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. Certain of the Company's

19. Retirement Plans (Continued)

retiree medical programs already provided prescription drug coverage for retirees over age 65 that were at least as generous as the benefits provided under Medicare. This Act reduces the Company's obligation in these instances. The Company included the effects of the Act in the Consolidated Financial Statements by reducing net periodic benefit cost by $12 million for 2005, and reflecting an actuarial gain which reduced its accumulated post retirement benefit obligation by approximately $64 million at September 30, 2005.

20. Shareholder's Equity

Preference Shares—Tyco has authorized 125,000,000 preference shares, par value of $1 per share, none of which were issued and outstanding at September 29, 2006 and September 30, 2005. Rights as to dividends, return of capital, redemption, conversion, voting and otherwise with respect to the preference shares may be determined by Tyco's Board of Directors on or before the time of issuance. In the event of the liquidation of the Company, the holders of any preference shares then outstanding would be entitled to payment to them of the amount for which the preference shares were subscribed and any unpaid dividends prior to any payment to the common shareholders.

Dividends—On December 9, 2004, the Board of Directors approved an increase in the quarterly dividend on the Company's common shares from $0.0125 to $0.10 per share. Tyco paid a quarterly cash dividend of $0.0125 in the first quarter of 2005 and $0.10 thereafter. Prior to that, Tyco paid a quarterly cash dividend of $0.0125 per common share.

Shares Owned by Subsidiaries—Shares owned by subsidiaries are treated as treasury shares and are recorded at cost.

Share Repurchase Program—In July 2005 and May 2006, Tyco's Board of Directors approved share repurchase programs of $1.5 billion and $2.0 billion, respectively. During 2006, the Company repurchased 45 million of common shares for $1.2 billion completing the $1.5 billion share repurchase program and 50 million of common shares for $1.3 billion under the $2.0 billion share repurchase program. During 2005, the Company repurchased 10 million of common shares for $300 million.

21. Share Plans

As previously mentioned, the Company recorded compensation amounts for prior periods related to errors in the Company's stock option accounting and in the recognition of expense under the Company's employee stock purchase program in the United Kingdom. As such, the reported results for prior periods have been restated to reflect the impact of such additional stock-based compensation expense.

Effective October 1, 2005, the Company adopted the provisions of SFAS No. 123R using the modified prospective transition method. Under this transition method, the compensation cost recognized beginning October 1, 2005 includes compensation cost for (i) all share-based payments granted prior to, but not yet vested as of October 1, 2005, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, and (ii) all share-based payments granted subsequent to September 30, 2005 based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R. Compensation cost is generally recognized ratably over the requisite service period or period to retirement eligibility, if shorter. Prior period amounts have not been restated for the adoption of SFAS No. 123R.

21. Share Plans (Continued)

As a result of the adoption of SFAS No. 123R, the Company's results for the year ended September 29, 2006 include incremental share-based compensation expense of $161 million. The total share-based compensation cost during 2006, 2005 (restated) and 2004 (restated) of $282 million, $105 million and $126 million, respectively, has been included in the Consolidated Statements of Income within selling, general and administrative expenses. The Company has recognized a related tax benefit associated with its share-based compensation arrangements during 2006, 2005 (restated) and 2004 (restated) of $85 million, $36 million and $37 million, respectively.

Prior to October 1, 2005, the Company accounted for stock-based compensation plans in accordance with the provisions of APB Opinion No. 25, as permitted by SFAS No. 123, and accordingly did not recognize compensation expense for the issuance of options with an exercise price equal to or greater than the market price of the stock at the date of grant. Had the fair value based method as prescribed by SFAS No. 123 been applied by Tyco, the effect on net income and earnings per share for 2005 and 2004 would have been as follows ($ in millions, except per share data):

	2005 (Restated)	2004 (Restated)
Net income, as reported	$ 3,019	$ 2,820
Add: Employee compensation expense for share options included in reported net income, net of income taxes	23	66
Less: Total employee compensation expense for share options determined under fair value method, net of income taxes	(169)	(264)
Net income, pro forma	$ 2,873	$ 2,622
Earnings per share:		
Basic—as reported	$ 1.50	$ 1.41
Basic—pro forma	1.43	1.31
Diluted—as reported	1.43	1.32
Diluted—pro forma	1.37	1.24

During 2004, the Tyco International Ltd. 2004 Stock and Incentive Plan (the "2004 Plan") effectively replaced the Tyco International Ltd. Long Term Incentive Plan, as amended as of May 12, 1999 (the "LTIP I Plan"), the Tyco International Ltd. Long Term Incentive Plan II (the "LTIP II Plan"), as well as the Tyco International Ltd. 1994 Restricted Stock Ownership Plan for Key Employees (the "1994 Plan") for all awards effective on and after March 25, 2004. The 2004 Plan provides for the award of stock options, stock appreciation rights, annual performance bonuses, long term performance awards, restricted units, restricted stock, deferred stock units, promissory stock and other stock-based awards (collectively, "Awards").

The 2004 Plan provides for a maximum of 160 million common shares to be issued as Awards, subject to adjustment as provided under the terms of the 2004 Plan. In addition, any common shares that have been approved by the Company's shareholders for issuance under the LTIP Plans but which have not been awarded thereunder as of January 1, 2004, reduced by the number of common shares related to Awards made under the LTIP Plans between January 1, 2004 and March 25, 2004, the date the 2004 Plan was approved by shareholders, (or which have been awarded but will not be issued, owing to expiration, forfeiture, cancellation, return to the Company or settlement in cash in lieu of common shares on or after January 1, 2004) and which are no longer available for any reason (including the termination of the LTIP Plans) will also be available for issuance under the 2004 Plan.

21. Share Plans (Continued)

When common shares are issued pursuant to a grant of restricted stock and restricted units (collectively, "restricted share awards"), deferred stock units, promissory stock, and performance units or as payment of an annual performance bonus or other stock-based award, the total number of common shares remaining available for grant will be decreased by a margin of at least 1.8 per common share issued. At September 29, 2006, there were approximately 162 million shares available for future grant under the 2004 Plan (including shares available under both the LTIP I and LTIP II Plans that are now assumable under the 2004 Plan).

The 1994 Plan provided for the issuance of restricted stock grants to officers and non-officer employees. The 1994 Plan expired in November 2004; thus no additional grants of restricted stock have been made under this plan since November 2004 and no shares are available for future grant. At September 29, 2006, 30 million shares had been granted, of which 14 million were granted under the 2004 Plan and 16 million were granted under the 1994 Plan.

The LTIP I Plan reserved common shares for issuance to Tyco's directors, executives and managers as share options. This plan is administered by the Compensation and Human Resources Committee of the Board of Directors of the Company, which consists exclusively of independent directors of the Company. Tyco had reserved 140 million common shares for issuance under the LTIP I Plan. At September 29, 2006, there were approximately 29 million shares originally reserved for issuance under this plan but now available for future grant under the 2004 Plan.

The LTIP II Plan was a broad-based option plan for non-officer employees. Tyco had reserved 100 million common shares for issuance under the LTIP II Plan. The terms and conditions of this plan are similar to the LTIP I Plan. At September 29, 2006, there were approximately 35 million shares originally reserved for issuance under this plan that are now available for future grant under the 2004 Plan.

Share Options—Options are granted to purchase common shares at prices which are equal to or greater than the market price of the common shares on the date the option is granted. Conditions of vesting are determined at the time of grant under the 2004 Plan. Options are generally exercisable in equal annual installments over a period of three years and will generally expire 10 years after the date of grant. Options assumed as part of business combination transactions are administered under Tyco's plan but do not reduce the available shares and retain all the rights, terms and conditions of the respective plans under which they were originally issued.

At September 29, 2006, approximately 401 million share options had been granted, of which 230 million, 124 million and 47 million were granted under the LTIP I, LTIP II and 2004 Plans, respectively.

The grant-date fair value of each option grant is estimated using the Black-Scholes option pricing model. The fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. Use of a valuation model requires management to make certain assumptions with respect to selected model inputs. Expected volatility was calculated based on the historical volatility of the Company's stock and implied volatility derived from exchange traded options. The average expected life was based on the contractual term of the option and expected employee exercise and post-vesting employment termination behavior. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term equal to the expected life assumed at the date of grant. The compensation expense recognized is net of estimated forfeitures. Forfeitures are

21. Share Plans (Continued)

estimated based on voluntary termination behavior, as well as an analysis of actual option forfeitures. The weighted-average assumptions used in the Black-Scholes option pricing model for 2006, 2005 and 2004 are as follows:

	2006	2005	2004
Expected stock price volatility	34%	35%	47%
Risk free interest rate	4.28%	3.88%	2.56%
Expected annual dividend per share	$0.40	$0.40	$0.05
Expected life of options (years)	4.2	4.1	3.9

The weighted-average grant-date fair values of options granted during 2006, 2005 and 2004 was $8.98, $11.04, and $10.79, respectively. The total intrinsic value of options exercised during 2006, 2005 and 2004 was $108 million, $142 million and $89 million, respectively. The related excess cash tax benefit classified as a financing cash inflow for 2006 was not significant.

A summary of option activity as of September 29, 2006 and changes during the year then ended is presented below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Outstanding at October 1, 2005	140,502,534	$32.80		
Granted	10,981,808	28.99		
Exercised	(11,993,526)	18.61		
Expired	(13,873,678)	43.23		
Forfeited	(4,342,262)	31.91		
Outstanding at September 29, 2006	121,274,876	32.66	5.7	$398
Vested and unvested expected to vest at September 29, 2006	119,678,337	32.68	5.7	398
Exercisable at September 29, 2006	95,643,612	33.10	5.0	382

As of September 29, 2006, there was $161 million of total unrecognized compensation cost related to non-vested options granted. The cost is expected to be recognized over a weighted-average period of 1.4 fiscal years.

Employee Stock Purchase Plans—Substantially all full-time employees of the Company's U.S. subsidiaries and employees of certain qualified non-U.S. subsidiaries are eligible to participate in an employee share purchase plan. Eligible employees authorize payroll deductions to be made for the purchase of shares. The Company matches a portion of the employee contribution by contributing an additional 15% of the employee's payroll deduction. All shares purchased under the plan are purchased on the open market by a designated broker.

The Company also maintains two other employee stock purchase plans for the benefit of employees of certain qualified non-U.S. subsidiaries. The terms of these plans provide for the Company to grant to its employees the right to purchase shares of the Company's stock at a stated price and receive certain tax benefits.

Under one plan, operated in Ireland, eligible employees are offered the opportunity to acquire shares using a portion of their bonus or, alternatively, receive a cash bonus subject to normal taxation.

21. Share Plans (Continued)

Such employees also have the opportunity to forego a portion of their basic salary to purchase additional shares. As of September 29, 2006, there were 1 million shares available for future issuance under this plan.

Under the second plan, the Save-As-You-Earn ("SAYE") Plan, eligible employees in the United Kingdom are granted options to purchase shares at the end of three years of service at 85% of the market price at the time of grant. Options under the SAYE Plan are generally exercisable after a period of three years and expire six months after the date of vesting. The SAYE Plan provides for a maximum of 10 million common shares to be issued; as of September 29, 2006, there were 7 million shares available for future issuance. All of the shares purchased under both the SAYE Plan and the Irish Bonus Plan are purchased on the open market.

A summary of option activity under the SAYE Plan as of September 29, 2006 and changes during the year then ended is presented below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Outstanding at October 1, 2005	2,486,634	$16.56		
Granted	733,347	21.46		
Exercised	(1,669,530)	12.79		
Expired	(104,412)	23.82		
Forfeited	(84,299)	20.96		
Outstanding at September 29, 2006	1,361,740	22.99	2.2	$ 7
Vested and unvested expected to vest at September 29, 2006	1,166,517	22.92	2.2	6
Exercisable at September 29, 2006	60,252	12.75	0.1	1

The grant-date-fair value of each option grant is estimated using the Black-Scholes option pricing model. Assumptions for expected volatility, the average expected life, and the risk-free rate were made using the same methodology as previously described under *Share Options*.

The weighted-average grant-date fair values of options granted under the SAYE Plan during 2006, 2005 and 2004 was $8.80, $12.65, and $12.09, respectively. The total intrinsic value of options exercised during 2006, 2005 and 2004 was $24 million, $3 million and $0, respectively. The related excess cash tax benefit classified as a financing cash inflow for 2006 was not significant.

As of September 29, 2006, there was $7 million in total unrecognized compensation cost related to non-vested options granted under the SAYE Plan. The cost is expected to be recognized over a period of 2.0 fiscal years.

Restricted Share Awards—Restricted share awards are granted subject to certain restrictions. Conditions of vesting are determined at the time of grant under the 2004 Plan. All restrictions on the award will lapse upon normal retirement, death or disability of the employee.

For grants which vest based on certain specified performance criteria, the fair market value of the shares or units is expensed over the period of performance, once achievement of criteria is deemed probable. For grants that vest through passage of time, the fair market value of the award at the time of the grant is amortized to expense over the period of vesting. The fair value of restricted share

21. Share Plans (Continued)

awards is determined based on the market value of the Company's shares on the grant date. Restricted share awards generally vest after a period of three years, as determined by the Compensation Committee, upon attainment of various levels of performance that equal or exceed targeted levels, if applicable. The compensation expense recognized for restricted share awards is net of estimated forfeitures.

Recipients of restricted shares have the right to vote such shares and receive dividends, whereas recipients of restricted units have no voting rights and receive dividend equivalents.

A summary of the status of the Company's restricted share awards and performance shares as of September 29, 2006 and changes during the year then ended is presented in the tables below:

Non-vested Restricted Share Awards	Shares	Weighted-Average Grant-Date Fair Value
Non-vested at October 1, 2005	7,348,292	$28.54
Granted	5,580,636	28.77
Vested	(1,316,777)	19.45
Forfeited	(1,344,971)	28.46
Non-vested at September 29, 2006	10,267,180	29.82

The weighted-average grant-date fair value of restricted share awards granted during 2006, 2005 and 2004 was $28.77, $35.25 and $27.38, respectively. The total fair value of restricted share awards vested during 2006, 2005 and 2004 was $26 million, $3 million and $5 million, respectively.

Non-vested Performance Shares	Shares	Weighted-Average Grant-Date Fair Value
Non-vested at October 1, 2005	—	—
Granted	1,028,500	$28.95
Vested	(15,300)	29.00
Forfeited	(68,000)	28.91
Non-vested at September 29, 2006	945,200	28.94

The total fair value of performance shares vested during 2006, 2005 and 2004 was insignificant.

As of September 29, 2006, there was $174 million of total unrecognized compensation cost related to both non-vested restricted share awards and performance shares. That cost is expected to be recognized over a weighted-average period of 1.9 fiscal years.

Deferred Stock Units—Deferred Stock Units ("DSUs") are notional units that are tied to the value of Tyco common shares with distribution deferred until termination of employment. Distribution, when made, will be in the form of actual shares. Similar to restricted share grants that vest through the passage of time, the fair value of DSUs is determined based on the market value of the Company's shares on the grant date and is amortized to expense over the vesting period. Recipients of DSUs do not have the right to vote such shares and do not have the right to receive cash dividends. However, they have the right to receive dividend equivalents. Conditions of vesting are determined at the time of grant. Under the 2004 Plan, the majority of Tyco's DSU grants vest in equal annual installments over

21. Share Plans (Continued)

three years. The Company has granted 2 million DSUs, of which all but 0.1 million were outstanding at September 29, 2006.

A summary of the status of the Company's DSUs as of September 29, 2006 and changes during the year then ended is presented below:

Non-vested Deferred Stock Units	Shares	Weighted-Average Grant-Date Fair Value
Non-vested at October 1, 2005	400,000	$ 8.47
Granted	46,651	28.30
Dividend reinvestment	27,690	26.11
Vested	(274,341)	13.62
Non-vested at September 29, 2006	200,000	8.47

The weighted-average grant-date fair value of DSUs granted during 2006, 2005 and 2004 was $28.30, $31.08 and $20.44, respectively. The total fair value of DSUs vested during 2006, 2005 and 2004 was $4 million, $6 million and $6 million, respectively. As of September 29, 2006, there was $1.7 million of total unrecognized compensation cost related to non-vested DSUs. That cost is expected to be recognized over a weighted-average period of 0.8 fiscal years.

22. Comprehensive Income

The components of accumulated other comprehensive (loss) income are as follows ($ in millions):

	Currency Translation[1]	Unrealized (Loss) Gain on Securities[2]	Unrealized (Loss) Gain on Derivative Financial Instruments	Minimum Pension Liability	Accumulated Other Comprehensive (Loss) Income
Balance at October 1, 2003	$ 548	$(3)	$ 2	$(820)	$ (273)
Pretax current period change	704	4	(5)	104	807
Income tax (expense) benefit	—	(1)	1	(18)	(18)
Balance at September 30, 2004	1,252	—	(2)	(734)	516
Pretax current period change	(48)	(4)	1	(279)	(330)
Income tax benefit (expense)	—	1	(1)	79	79
Balance at September 30, 2005	1,204	$(3)	(2)	(934)	265
Pretax current period change	619	1	1	211	832
Income tax expense	—	—	—	(62)	(62)
Balance at September 29, 2006	$1,823	$(2)	$(1)	$(785)	$1,035

(1) During the year ended September 29, 2006, $34 million was transferred from currency translation adjustments as a result of the sale of foreign entities. This amount is included in loss from discontinued operations. During the year ended September 30, 2005, $48 million was transferred from currency translation adjustments and included in net income as a result of the sale of foreign entities. Of the $48 million gain, $30 million related to the TGN and is included in (gains) losses on divestitures while $18 million is included in loss from discontinued operations.

(2) The years ended September 29, 2006 and September 30, 2005 include a reclassification of unrealized gains of $1 million and $2 million, respectively, related to the sale of certain investments. The year ended September 30, 2004 includes unrealized losses of $4 million related to the other than temporary impairment of investments.

23. Consolidated Segment and Geographic Data

The Company's segments are strategic business units that operate in different industries and are managed separately. Certain corporate expenses were allocated to each segment's operating income, based generally on net revenues.

The Company operates in the following business segments:

- Electronics designs, manufactures and distributes electrical and electronic components and related solutions;
- Fire and Security designs, manufactures, installs, monitors and services electronic security and fire protection systems;
- Healthcare designs, manufactures and distributes medical devices and supplies, imaging agents, pharmaceuticals and adult incontinence and infant care products; and
- Engineered Products and Services designs, manufactures, distributes and services engineered products, including industrial valves and controls as well as steel tubular goods, and provides consulting, engineering and construction management and operating services.

The segment and geographic data presented have been reclassified to exclude the results of discontinued operations. Also, the operating results of the TGN business were presented within Corporate until its sale in the third quarter of 2005.

Selected information by business segment is presented in the following tables for 2006, and 2005 and 2004, as restated ($ in millions):

	2006	2005	2004
Net revenue[2]:			
Electronics	$12,724	$11,774	$11,371
Fire and Security	11,653	11,503	11,447
Healthcare	9,641	9,543	9,110
Engineered Products and Services	6,942	6,456	6,007
Corporate[1]	—	29	25
	$40,960	$39,305	$37,960

(1) Related to the TGN business.

(2) Revenue by operating segment excludes intercompany transactions.

23. Consolidated Segment and Geographic Data (Continued)

	2006	2005 (Restated)	2004 (Restated)
Operating income:			
Electronics	$1,808	$1,849	$1,744
Fire and Security	1,190	1,216	899
Healthcare	2,200	2,286	2,365
Engineered Products and Services	676	672	620
Corporate[1][2]	(400)	(255)	(482)
	$5,474	$5,768	$5,146

[1] Includes gain on sale of the TGN of $301 million in 2005. In addition, includes TGN operating loss of $54 million and $73 million in 2005 and 2004, respectively, prior to the disposition. Also includes general overhead expenses previously allocated to the Plastics and Adhesives segment of $3 million in 2006 and $12 million in 2005 and 2004.

[2] Operating income for 2005 and 2004 has been restated to reflect additional compensation expense of $24 million and $85 million, respectively, related to the review of prior period stock option grant practices and equity plan compliance. See Note 1.

Net revenue by groups of products within Tyco's segments for 2006, 2005 and 2004 is as follows ($ in millions):

	2006	2005	2004
Net revenue by groups of products:			
Electronic Components	$11,041	$10,203	$ 9,485
Wireless	871	870	835
Electrical Contracting Services	—	—	353
Power Systems	513	447	492
Submarine Telecommunications	299	254	206
Electronics	12,724	11,774	11,371
Electronic Security Services	6,956	6,838	6,770
Fire Protection Contracting and Services	4,697	4,665	4,677
Fire and Security	11,653	11,503	11,447
Medical Devices & Supplies	7,573	7,549	7,124
Retail	855	830	912
Pharmaceuticals	1,213	1,164	1,074
Healthcare	9,641	9,543	9,110
Flow Control and Fire & Building Products	3,815	3,418	3,037
Electrical & Metal Products	1,867	1,745	1,545
Infrastructure Services	1,260	1,293	1,425
Engineered Products and Services	6,942	6,456	6,007
Corporate[1]	—	29	25
	$40,960	$39,305	$37,960

[1] Related to the TGN business.

TYCO INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23. Consolidated Segment and Geographic Data (Continued)

Total assets by segment at September 29, 2006, and September 30, 2005 and 2004 are as follows ($ in millions):

	2006	2005 (Restated)	2004 (Restated)
Total assets:			
Electronics	$19,196	$17,892	$18,205
Fire and Security	18,400	18,389	18,203
Healthcare	13,992	13,616	13,239
Engineered Products and Services	7,594	7,164	7,124
Corporate[1]	4,295	4,057	4,594
Assets held for sale	245	1,568	2,372
	$63,722	$62,686	$63,737

(1) Includes total assets for the TGN business of $48 million at September 30, 2004.

Depreciation and amortization and capital expenditures, net by segment for the years ended September 29, 2006, September 30, 2005 and 2004 are as follows ($ in millions):

	2006	2005	2004
Depreciation and amortization:			
Electronics	$ 533	$ 543	$ 519
Fire and Security	1,081	1,106	1,132
Healthcare	334	319	327
Engineered Products and Services	106	108	116
Corporate	11	8	4
	$2,065	$2,084	$2,098

	2006	2005	2004
Capital expenditures, net:			
Electronics	$ 549	$ 449	$370
Fire and Security	433	389	335
Healthcare	429	326	239
Engineered Products and Services	98	88	45
Corporate	5	11	(2)
	$1,514	$1,263	$987

23. Consolidated Segment and Geographic Data (Continued)

Net revenue by geographic area for the years ended September 29, 2006, September 30, 2005 and 2004 is as follows ($ in millions):

	2006	2005	2004
Net revenue[1]:			
United States	$19,985	$19,298	$19,254
Other Americas	2,494	2,202	2,103
Europe	11,498	11,407	10,830
Asia—Pacific	6,983	6,398	5,773
	$40,960	$39,305	$37,960

[1] Revenue from external customers is attributed to individual countries based on the reporting entity that records the transaction.

Long-lived assets by geographic area at September 29, 2006, September 30, 2005 and 2004 are as follows ($ in millions):

	2006	2005	2004
Long-lived assets[1]:			
United States	$ 6,091	$ 6,122	$ 6,261
Other Americas	618	569	628
Europe	2,242	2,187	2,214
Asia—Pacific	1,266	1,097	944
Corporate[2]	321	344	303
	$10,538	$10,319	$10,350

[1] Long-lived assets are comprised primarily of property, plant and equipment and exclude goodwill and other intangible assets.

[2] Includes long-lived assets for the TGN business of $24 million at September 30, 2004.

24. Supplementary Income Statement Information

Selected supplementary income statement information for the years ended September 29, 2006, September 30, 2005 and 2004 is as follows ($ in millions):

	2006	2005	2004
Research and development	$914	$833	$778
Advertising	$239	$262	$234

25. Supplementary Balance Sheet and Cash Flow Information

Selected supplementary balance sheet information as of September 29, 2006 and September 30, 2005 is as follows ($ in millions):

	2006	2005
Purchased materials and manufactured parts	$ 1,154	$ 1,020
Work in process	1,102	937
Finished goods	2,538	2,187
Inventories	$ 4,794	$ 4,144
Land	$ 536	$ 520
Buildings	2,988	2,862
Subscriber systems	4,775	4,745
Machinery and equipment	10,397	9,698
Property under capital leases[1]	265	265
Construction in progress	975	814
Accumulated depreciation[2]	(10,627)	(9,812)
Property, plant and equipment, net	$ 9,309	$ 9,092
Deferred tax asset—non-current	$ 3,432	$ 3,155
Other non-current assets	2,210	2,135
Other assets	5,642	5,290
Accrued payroll and payroll related costs	$ 991	$ 867
Deferred income tax liability—current	606	393
Income taxes payable—current	1,076	807
Other	3,161	3,702
Accrued and other current liabilities	$ 5,834	$ 5,769
Long-term pension and postretirement liabilities	$ 1,606	$ 1,704
Deferred income tax liability—non-current	1,557	1,228
Income taxes payable—non-current	2,114	2,165
Other	2,541	2,605
Other liabilities	$ 7,818	$ 7,702

(1) Property under capital leases consists primarily of buildings.

(2) Accumulated amortization of capital lease assets was $154 million and $146 million at September 29, 2006 and September 30, 2005, respectively.

Supplementary non-cash financing activities as of September 29, 2006, September 30, 2005, and September 30, 2004 is as follows ($ in millions):

	2006	2005	2004
Conversion of debt to common shares	$1,235	$25	$6

26. Summarized Quarterly Financial Data (Unaudited)

Summarized quarterly financial data for the years ended September 29, 2006 and September 30, 2005, as restated, is as follows ($ in millions, except per share data):

	2006			
	1st Qtr.[1]	2nd Qtr.[2]	3rd Qtr.[3]	4th Qtr.[4]
Net revenue	$9,603	$10,093	$10,504	$10,760
Gross profit	3,228	3,410	3,447	3,592
Income from continuing operations	804	1,088	896	1,287
Loss from discontinued operations, net of income taxes	(234)	(66)	(28)	(20)
Cumulative effect of accounting change, net of income taxes	(14)	—	—	—
Net income	556	1,022	868	1,267
Basic earnings per share:				
Income from continuing operations	$ 0.40	$ 0.54	$ 0.44	$ 0.64
Loss from discontinued operations, net of income taxes	(0.11)	(0.03)	(0.01)	(0.01)
Cumulative effect of accounting change, net of income taxes	(0.01)	—	—	—
Net income	0.28	0.51	0.43	0.63
Diluted earnings per share:				
Income from continuing operations	0.39	0.52	0.43	0.63
Loss from discontinued operations, net of income taxes	(0.11)	(0.03)	(0.01)	(0.01)
Cumulative effect of accounting change, net of income taxes	(0.01)	—	—	—
Net income	0.27	0.49	0.42	0.62

(1) Net revenue excludes $579 million of revenue related to discontinued operations. Income from continuing operations includes divestiture-related charges of $3 million, net restructuring and asset impairment charges of $12 million, of which $2 million is included in cost of sales, the write-off of purchased in-process research and development of $2 million, incremental stock option charges of $48 million, and separation costs of $8 million.

(2) Net revenue excludes $281 million of revenue related to discontinued operations. Income from continuing operations includes divestiture-related gains of $44 million, net restructuring and asset impairment charges of $6 million, the write-off of purchased in-process research and development of $1 million, incremental stock option charges of $46 million, and separation costs of $25 million. Net income includes a $127 million favorable adjustment related to prior year tax reserves on legacy matters.

(3) Net revenue excludes $145 million of revenue related to discontinued operations. Income from continuing operations includes VRP charge of $100 million, divestiture-related charges of $2 million, net restructuring and asset impairment charges of $9 million, incremental stock option charges of $38 million, and separation costs of $56 million.

(4) Net revenue excludes $106 million of revenue related to discontinued operations. Income from continuing operations includes divestiture-related gains of $5 million, net restructuring and asset impairment charges of $6 million, of which $4 million is included in cost of sales, the write-off of purchased in-process research and development of $60 million, incremental stock option charges of $29 million, separation costs of $80 million, income from settlement with a former executive of $72 million and $48 million of income resulting from a reduction in our estimated workers' compensation liabilities primarily due to favorable claims experience.

26. Summarized Quarterly Financial Data (Unaudited) (Continued)

	2005							
	1st Qtr.[1]		2nd Qtr.[2]		3rd Qtr.[3]		4th Qtr.[4]	
	Amounts Previously Reported	As Restated	Amounts Previously Reported	As Restated	Amounts Previously Reported	As Restated	Amounts Previously Reported	As Restated
Net revenue	$9,497	$9,497	$9,876	$9,876	$9,997	$9,997	$9,935	$9,935
Gross profit	3,350	3,350	3,477	3,477	3,527	3,527	3,380	3,380
Income from continuing operations	721	713	393	391	1,076	1,074	867	866
(Loss) income from discontinued operations, net of income taxes	(12)	(12)	(201)	(201)	117	117	50	50
Cumulative effect of accounting change, net of income taxes	21	21	—	—	—	—	—	—
Net income	730	722	192	190	1,193	1,191	917	916
Basic earnings per share:								
Income from continuing operations	$ 0.36	$ 0.36	$ 0.20	$ 0.19	$ 0.53	$ 0.53	$ 0.43	$ 0.43
(Loss) income from discontinued operations, net of income taxes	(0.01)	(0.01)	(0.10)	(0.10)	0.06	0.06	0.02	0.02
Cumulative effect of accounting change, net of income taxes	0.01	0.01	—	—	—	—	—	—
Net income	0.36	0.36	0.10	0.09	0.59	0.59	0.45	0.45
Diluted earnings per share:								
Income from continuing operations	0.34	0.33	0.19	0.19	0.51	0.51	0.41	0.41
(Loss) income from discontinued operations, net of income taxes	(0.01)	—	(0.09)	(0.09)	0.05	0.05	0.03	0.03
Cumulative effect of accounting change, net of income taxes	0.01	0.01	—	—	—	—	—	—
Net income	0.34	0.34	0.10	0.10	0.56	0.56	0.44	0.44

[1] Net revenue excludes $568 million of revenue related to discontinued operations. Income from continuing operations includes divestiture-related charges of $18 million, including $3 million in cost of sales, net restructuring charges of $6 million, a loss of $156 million related to the retirement of debt and a charge of $4 million related to the write-down of an investment.

[2] Net revenue excludes $580 million of revenue related to discontinued operations. Income from continuing operations includes losses and impairments on divestitures of $2 million, net restructuring and other charges of $5 million, of which $1 million is included in cost of sales, a $50 million charge related to an SEC enforcement action, and a loss of $573 million related to the retirement of debt.

[3] Net revenue excludes $565 million of revenue related to discontinued operations. Income from continuing operations includes a net restructuring credit of $3 million, charges for the impairment of long-lived assets of $3 million, net gain on the sale of TGN of $307 million along with $6 million of divestiture-related charges, and a loss of $179 million related to the retirement of debt.

[4] Net revenue excludes $560 million of revenue related to discontinued operations. Income from continuing operations includes divestiture-related charges of $10 million, net restructuring and asset impairment charges of $1 million, a $277 million charge related to a patent dispute in the Healthcare segment, a $70 million charge related to certain former executives' employment, a loss of $105 million related to the retirement of debt and a $109 million court-ordered restitution award.

27. Tyco International Group S.A.

TIGSA, a wholly owned subsidiary of the Company, has public debt securities outstanding (see Note 15), which are fully and unconditionally guaranteed by Tyco. The following tables present condensed consolidating financial information for Tyco, TIGSA and all other subsidiaries. Condensed financial information for Tyco and TIGSA on a stand-alone basis is presented using the equity method of accounting for subsidiaries.

CONSOLIDATING STATEMENT OF INCOME
For the Year Ended September 29, 2006
($ in millions)

	Tyco International Ltd.	Tyco International Group S.A.	Other Subsidiaries	Consolidating Adjustments	Total
Net revenue	$ —	$ —	$40,960	$ —	$40,960
Cost of product sales	—	—	22,503	—	22,503
Cost of services	—	—	4,780	—	4,780
Selling, general and administrative expenses	(15)	56	7,947	—	7,988
Separation costs	45	—	124	—	169
Gains on divestitures	—	—	(44)	—	(44)
Restructuring and other charges, net	—	—	20	—	20
Impairment of long-lived assets	—	—	7	—	7
In-process research and development	—	—	63	—	63
Operating (loss) income	(30)	(56)	5,560	—	5,474
Interest income	1	28	105	—	134
Interest expense	—	(636)	(77)	—	(713)
Other expense, net	—	—	(11)	—	(11)
Equity in net income of subsidiaries	5,100	3,561	—	(8,661)	—
Intercompany interest and fees	(1,361)	592	769	—	—
Income from continuing operations before income taxes and minority interest	3,710	3,489	6,346	(8,661)	4,884
Income taxes	—	(1)	(798)	—	(799)
Minority interest	—	—	(10)	—	(10)
Income from continuing operations	3,710	3,488	5,538	(8,661)	4,075
Gain (loss) from discontinued operations, net of income taxes	3	—	(351)	—	(348)
Income before cumulative effect of accounting change	3,713	3,488	5,187	(8,661)	3,727
Cumulative effect of accounting change, net of income taxes	—	—	(14)	—	(14)
Net income	$ 3,713	$ 3,488	$ 5,173	$ (8,661)	$ 3,713

27. Tyco International Group S.A. (Continued)

CONSOLIDATING STATEMENT OF INCOME (RESTATED)
For the Year Ended September 30, 2005
($ in millions)

	Tyco International Ltd.	Tyco International Group S.A.	Other Subsidiaries	Consolidating Adjustments	Total
Net revenue	$ —	$ —	$39,305	$ —	$39,305
Cost of product sales	—	—	20,804	—	20,804
Cost of services	—	—	4,767	—	4,767
Selling, general and administrative expenses	112	63	8,054	—	8,229
Gains on divestitures	—	—	(274)	—	(274)
Restructuring and other charges, net	—	—	5	—	5
Impairment of long-lived assets	—	—	6	—	6
Operating (loss) income	(112)	(63)	5,943	—	5,768
Interest income	1	28	94	—	123
Interest expense	—	(727)	(88)	—	(815)
Other (expense) income, net	—	(1,013)	102	—	(911)
Equity in net income of subsidiaries	4,539	2,882	—	(7,421)	—
Intercompany interest and fees	(1,409)	1,715	(306)	—	—
Income from continuing operations before income taxes and minority interest	3,019	2,822	5,745	(7,421)	4,165
Income taxes	—	(1)	(1,111)	—	(1,112)
Minority interest	—	—	(9)	—	(9)
Income from continuing operations	3,019	2,821	4,625	(7,421)	3,044
Loss from discontinued operations, net of income taxes	—	—	(46)	—	(46)
Income before cumulative effect of accounting change	3,019	2,821	4,579	(7,421)	2,998
Cumulative effect of accounting change, net of income taxes	—	—	21	—	21
Net income	$ 3,019	$ 2,821	$ 4,600	$ (7,421)	$ 3,019

27. Tyco International Group S.A. (Continued)

CONSOLIDATING STATEMENT OF INCOME (RESTATED)
For the Year Ended September 30, 2004
($ in millions)

	Tyco International Ltd.	Tyco International Group S.A.	Other Subsidiaries	Consolidating Adjustments	Total
Net revenue	$ —	$ —	$37,960	$ —	$37,960
Cost of product sales	—	—	19,115	—	19,115
Cost of services	—	—	5,145	—	5,145
Selling, general and administrative expenses	90	3	8,089	—	8,182
Losses on divestitures	—	—	116	—	116
Restructuring and other charges, net	—	—	204	—	204
Impairment of long-lived assets	—	—	52	—	52
Operating (loss) income	(90)	(3)	5,239	—	5,146
Interest income	—	28	63	—	91
Interest expense	(5)	(819)	(132)	—	(956)
Other expense, net	—	(246)	(40)	—	(286)
Equity in net income of subsidiaries	4,161	2,277	—	(6,438)	—
Intercompany interest and fees	(1,245)	1,040	205	—	—
Income from continuing operations before income taxes and minority interest	2,821	2,277	5,335	(6,438)	3,995
Income taxes	(1)	—	(1,111)	—	(1,112)
Minority interest	—	—	(14)	—	(14)
Income from continuing operations	2,820	2,277	4,210	(6,438)	2,869
Loss from discontinued operations, net of income taxes	—	—	(49)	—	(49)
Net income	$ 2,820	$ 2,277	$ 4,161	$ (6,438)	$ 2,820

27. Tyco International Group S.A. (Continued)

CONSOLIDATING BALANCE SHEET
September 29, 2006
($ in millions)

	Tyco International Ltd.	Tyco International Group S.A.	Other Subsidiaries	Consolidating Adjustments	Total
Assets					
Current Assets:					
Cash and cash equivalents	$ 2	$ 1,158	$ 1,766	$ —	$ 2,926
Accounts receivable, net	—	—	7,064	—	7,064
Inventories	—	—	4,794	—	4,794
Intercompany receivables	1,468	32	23,253	(24,753)	—
Prepaid expenses and other current assets	37	72	2,476	—	2,585
Deferred income taxes	—	—	1,171	—	1,171
Assets held for sale	—	—	245	—	245
Total current assets	1,507	1,262	40,769	(24,753)	18,785
Property, plant and equipment, net	—	—	9,309	—	9,309
Goodwill	—	—	24,858	—	24,858
Intangible assets, net	—	—	5,128	—	5,128
Investment in subsidiaries	60,952	35,238	—	(96,190)	—
Intercompany loans receivable	—	23,678	19,722	(43,400)	—
Other assets	—	96	5,546	—	5,642
Total Assets	$62,459	$60,274	$105,332	$(164,343)	$63,722
Liabilities and Shareholders' Equity					
Current Liabilities:					
Current maturities of long-term debt	$ —	$ 762	$ 46	$ —	$ 808
Accounts payable	2	—	3,525	—	3,527
Accrued and other current liabilities	213	254	5,367	—	5,834
Deferred revenue	—	—	841	—	841
Intercompany payables	7,101	16,152	1,500	(24,753)	—
Liabilities held for sale	—	—	56	—	56
Total current liabilities	7,316	17,168	11,335	(24,753)	11,066
Long-term debt	—	8,790	575	—	9,365
Intercompany loans payable	19,722	—	23,678	(43,400)	—
Other liabilities	2	6	7,810	—	7,818
Total Liabilities	27,040	25,964	43,398	(68,153)	28,249
Minority interest	—	—	54	—	54
Shareholders' Equity:					
Preference shares	—	—	13,070	(13,070)	—
Common shares	419	1	(21)	(1)	398
Other shareholders' equity	35,000	34,309	48,831	(83,119)	35,021
Total Shareholders' Equity	35,419	34,310	61,880	(96,190)	35,419
Total Liabilities and Shareholders' Equity	$62,459	$60,274	$105,332	$(164,343)	$63,722

27. Tyco International Group S.A. (Continued)

CONSOLIDATING BALANCE SHEET (RESTATED)
September 30, 2005
($ in millions)

	Tyco International Ltd.	Tyco International Group S.A.	Other Subsidiaries	Consolidating Adjustments	Total
Assets					
Current Assets:					
Cash and cash equivalents	$ 3	$ 1,204	$ 2,005	$ —	$ 3,212
Accounts receivable, net	—	—	6,657	—	6,657
Inventories	—	—	4,144	—	4,144
Intercompany receivables	1,847	37	11,382	(13,266)	—
Prepaid expenses and other current assets	21	103	1,737	—	1,861
Deferred income taxes	—	—	1,220	—	1,220
Assets held for sale	—	—	1,568	—	1,568
Total current assets	1,871	1,344	28,713	(13,266)	18,662
Property, plant and equipment, net	—	—	9,092	—	9,092
Goodwill	—	—	24,557	—	24,557
Intangible assets, net	—	—	5,085	—	5,085
Investment in subsidiaries	57,863	30,396	—	(88,259)	—
Intercompany loans receivable	—	21,577	27,254	(48,831)	—
Other assets	24	165	5,101	—	5,290
Total Assets	$59,758	$53,482	$99,802	$(150,356)	$62,686
Liabilities and Shareholders' Equity					
Current Liabilities:					
Current maturities of long-term debt	$ 2	$ 1,700	$ 228	$ —	$ 1,930
Accounts payable	9	—	3,010	—	3,019
Accrued and other current liabilities	279	367	5,123	—	5,769
Deferred revenue	—	—	771	—	771
Intercompany payables	8,271	3,111	1,884	(13,266)	—
Liabilities held for sale	—	—	320	—	320
Total current liabilities	8,561	5,178	11,336	(13,266)	11,809
Long-term debt	—	10,008	591	—	10,599
Intercompany loans payable	18,615	8,639	21,577	(48,831)	—
Other liabilities	67	8	7,627	—	7,702
Total Liabilities	27,243	23,833	41,131	(62,097)	30,110
Minority interest	—	—	61	—	61
Shareholders' Equity:					
Preference shares	—	—	13,070	(13,070)	—
Common shares	405	1	(2)	(1)	403
Other shareholders' equity	32,110	29,648	45,542	(75,188)	32,112
Total Shareholders' Equity	32,515	29,649	58,610	(88,259)	32,515
Total Liabilities and Shareholders' Equity	$59,758	$53,482	$99,802	$(150,356)	$62,686

TYCO INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27. Tyco International Group S.A. (Continued)

CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended September 29, 2006
($ in millions)

	Tyco International Ltd.	Tyco International Group S.A.	Other Subsidiaries	Consolidating Adjustments	Total
Cash Flows From Operating Activities:					
Net cash provided by operating activities	$ (513)	$ (886)	$ 6,993	$ —	$ 5,594
Net cash used in discontinued operating activities	—	—	(28)	—	(28)
Cash Flows From Investing Activities:					
Capital expenditures	—	—	(1,569)	—	(1,569)
Proceeds from disposal of assets	—	—	55	—	55
Acquisition of customer accounts (ADT dealer program)	—	—	(373)	—	(373)
Acquisition of businesses, net of cash acquired	—	—	(413)	—	(413)
Purchase accounting and holdback liabilities	—	—	(19)	—	(19)
Divestiture of businesses, net of cash retained	—	—	934	—	934
Decrease (increase) in investments	—	99	(41)	—	58
Decrease in intercompany loans	—	1,749	—	(1,749)	—
Decrease in restricted cash	—	—	12	—	12
Other	—	—	(11)	—	(11)
Net cash provided by (used in) investing activities	—	1,848	(1,425)	(1,749)	(1,326)
Net cash used in discontinued investing activities	—	—	(100)	—	(100)
Cash Flows From Financing Activities:					
Net repayments of debt	(2)	(1,008)	(223)	—	(1,233)
Proceeds from exercise of share options	213	—	37	—	250
Dividends paid	(806)	—	—	—	(806)
Repurchase of common shares by subsidiary	—	—	(2,544)	—	(2,544)
Loan borrowings from (repayments to) affiliates	1,107	—	(2,856)	1,749	—
Transfer to discontinued operations	—	—	(241)	—	(241)
Other	—	—	(22)	—	(22)
Net cash (used in) provided by financing activities	512	(1,008)	(5,849)	1,749	(4,596)
Net provided by discontinued financing activities	—	—	137	—	137
Effect of currency translation on cash	—	—	42	—	42
Net decrease in cash and cash equivalents	(1)	(46)	(230)	—	(277)
Less: net increase in cash related to discontinued operations	—	—	(9)	—	(9)
Cash and cash equivalents at beginning of year	3	1,204	2,005	—	3,212
Cash and cash equivalents at end of year	$ 2	$ 1,158	$ 1,766	$ —	$ 2,926

27. Tyco International Group S.A. (Continued)

CONSOLIDATING STATEMENT OF CASH FLOWS (RESTATED)
For the Year Ended September 30, 2005
($ in millions)

	Tyco International Ltd.	Tyco International Group S.A.	Other Subsidiaries	Consolidating Adjustments	Total
Cash Flows From Operating Activities:					
Net cash provided by operating activities	$628	$2,429	$3,097	$ —	$6,154
Net cash provided by discontinued operating activities	—	—	64	—	64
Cash Flows From Investing Activities:					
Capital expenditures	—	—	(1,354)	—	(1,354)
Proceeds from disposal of assets	—	—	91	—	91
Acquisition of customer accounts (ADT dealer program)	—	—	(328)	—	(328)
Acquisition of businesses, net of cash acquired	—	—	(82)	—	(82)
Purchase accounting and holdback liabilities	—	—	(47)	—	(47)
Divestiture of businesses, net of cash retained	—	—	295	—	295
Increase in investments	—	(99)	(173)	—	(272)
Decrease in intercompany loans	—	1,196	—	(1,196)	—
Increase in restricted cash	—	—	(2)	—	(2)
Other	—	—	(16)	—	(16)
Net cash provided by (used in) investing activities	—	1,097	(1,616)	(1,196)	(1,715)
Net cash used in discontinued investing activities	—	—	(39)	—	(39)
Cash Flows From Financing Activities:					
Net repayments of debt	—	(4,772)	(207)	—	(4,979)
Proceeds from exercise of share options	—	—	226	—	226
Dividends paid	(628)	—	—	—	(628)
Repurchase of common shares by subsidiary	—	—	(300)	—	(300)
Loan repayments to parent	—	—	(1,196)	1,196	—
Transfer to discontinued operations	—	—	(78)	—	(78)
Other	2	(2)	(23)	—	(23)
Net cash used in financing activities	(626)	(4,774)	(1,578)	1,196	(5,782)
Net cash used in discontinued financing activities	—	—	(16)	—	(16)
Effect of currency translation on cash	—	—	65	—	65
Net increase (decrease) in cash and cash equivalents	2	(1,248)	(23)	—	(1,269)
Less: net increase in cash related to discontinued operations	—	—	(9)	—	(9)
Cash and cash equivalents at beginning of year	1	2,452	2,037	—	4,490
Cash and cash equivalents at end of year	$ 3	$1,204	$2,005	$ —	$3,212

27. Tyco International Group S.A. (Continued)

CONSOLIDATING STATEMENT OF CASH FLOWS (RESTATED)
For the Year Ended September 30, 2004
($ in millions)

	Tyco International Ltd.	Tyco International Group S.A.	Other Subsidiaries	Consolidating Adjustments	Total
Cash Flows From Operating Activities:					
Net cash provided by operating activities	$2,311	$1,109	$1,785	$ —	$5,205
Net cash provided by discontinued operating activities	—	—	206	—	206
Cash Flows From Investing Activities:					
Capital expenditures, net	—	—	(1,127)	—	(1,127)
Proceeds from disposal of assets	—	—	140	—	140
Acquisition of customer accounts (ADT dealer program)	—	—	(254)	—	(254)
Acquisition of businesses, net of cash acquired	—	—	(15)	—	(15)
Purchase accounting and holdback liabilities	—	—	(104)	—	(104)
Divestiture of businesses, net of cash retained	—	—	236	—	236
Decrease (increase) in investments	—	470	(47)	—	423
Decrease in intercompany loans	218	51	—	(269)	—
Decrease in restricted cash	—	315	27	—	342
Other	—	—	(25)	—	(25)
Net cash provided by (used in) investing activities	218	836	(1,169)	(269)	(384)
Net cash used in discontinued investing activities	—	—	(48)	—	(48)
Cash Flows From Financing Activities:					
Net repayments of debt	(2,480)	(1,775)	(503)	—	(4,758)
Proceeds from exercise of share options	—	—	155	—	155
Dividends paid	(100)	—	—	—	(100)
Repurchase of common shares by subsidiary	—	—	(1)	—	(1)
Loan repayments to parent	—	—	(269)	269	—
Transfer from discontinued operations	—	—	169	—	169
Other	5	—	(29)	—	(24)
Net cash used in financing activities	(2,575)	(1,775)	(478)	269	(4,559)
Net cash used in discontinued financing activities	—	—	(186)	—	(186)
Effect of currency translation on cash	—	—	45	—	45
Net (decrease) increase in cash and cash equivalents	(46)	170	155	—	279
Less: net decrease in cash related to discontinued operations	—	—	28	—	28
Cash and cash equivalents at beginning of year	47	2,282	1,854	—	4,183
Cash and cash equivalents at end of year	$ 1	$2,452	$2,037	$ —	$4,490

28. Subsequent Events

On October 27, 2006, the Company completed the sale of its PCG business, which was part of the Electronics segment, for $226 million and expects to record a gain on the sale of approximately $45 million.

On October 27, 2006, Mark H. Swartz, former Chief Financial Officer and Director, paid restitution to the Company in the amount of $38 million. In addition, on November 17, 2006, the Supreme Court of the State of New York ordered $98 million to be released from an escrow account under the supervision of the Manhattan District Attorney to Tyco on January 2, 2007 in relation to the restitution owed by L. Dennis Kozlowski, former Chairman and Chief Executive Officer.

On October 31, 2006, the Company exercised its right to buy five cable laying sea vessels that were previously included under an off-balance sheet leasing arrangement for $280 million.

In November 2006, the Company announced that it has launched a restructuring program across all segments including the corporate organization which will streamline some of the businesses and reduce Tyco's operational footprint. The Company obtained approval from the Board of Directors for up to $600 million over the next two years for related costs.

Through December 8, 2006, the Company repurchased an additional 9.2 million of its common shares for $279 million under the $2.0 billion share repurchase program approved by the Board of Directors in May 2006.

TYCO INTERNATIONAL LTD.
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
(in millions)

Description	Balance at Beginning of Year	Additions Charged to Income	Acquisitions, Divestitures and Other	Deductions	Balance at End of Year
Accounts Receivable:					
Year Ended September 30, 2004	$708	$156	$18	$(368)	$514
Year Ended September 30, 2005	514	93	(2)	(184)	421
Year Ended September 29, 2006	421	34	19	(138)	336

2006 Financials

NON-GAAP MEASURES

"Free cash flow" (FCF) and "organic revenue growth" are non-GAAP measures and should not be considered replacements for GAAP results. These measures should be used in conjunction with the most comparable GAAP financial measures. Investors are urged to read the company's financial statements as filed with the Securities and Exchange Commission for more information about the most comparable GAAP measures.

The difference between Cash Flows from Operating Activities (the most comparable GAAP measure) and FCF (the non-GAAP measure) consists mainly of significant cash outflows that the company believes are useful to identify. FCF permits management and investors to gain insight into the figure that management employs to measure cash that is free from any significant existing obligation. It is also a significant component in the company's incentive compensation plans. The difference reflects the impact from: the sale of accounts receivable programs, net capital expenditures, acquisition of customer accounts (ADT dealer program), cash paid for purchase accounting and holdback liabilities and voluntary pension contributions.

The impact from the sale of accounts receivable programs and voluntary pension contributions is added or subtracted from the GAAP measure because this activity is driven by economic financing decisions rather than operating activity. Capital expenditures and the ADT dealer program are subtracted because they represent long-term commitments. Cash paid for purchase accounting and holdback liabilities is subtracted from Cash Flow from Operating Activities because these cash outflows are not available for general corporate uses.

The limitation associated with using FCF is that it subtracts cash items that are ultimately within management's and the Board of Directors' discretion to direct and that therefore may imply that there is less or more cash that is available for the company's programs than the most comparable GAAP measure.

"Organic revenue growth" is a useful measure used by the company to measure the underlying results and trends in the business. The difference between reported net revenue growth (the most comparable GAAP measure) and organic revenue growth (the non-GAAP measure) consists of the impact from foreign currency, acquisitions and divestitures and other changes that do not reflect the underlying results and trends (for example, revenue reclassifications and changes to the fiscal year).

Organic revenue growth is a useful measure of the company's performance because it excludes items that: i) are not completely under management's control, such as the impact of foreign currency exchange; or ii) do not reflect the underlying growth of the company, such as acquisition and divestiture activity, or revenue reclassification. It is also a component of the company's compensation programs. The limitation of this measure is that it excludes items that have an impact on the company's revenue.

FREE CASH FLOW RECONCILIATION

RECONCILIATION TO "FREE CASH FLOW":	2004	2005	2006
Net cash provided by operating activities	$ 5,205	$ 6,154	$ 5,594
Decrease in sale of accounts receivable programs	929	18	9
Capital expenditures, net	(987)	(1,263)	(1,514)
Acquisition of customer accounts (ADT dealer program)	(254)	(328)	(373)
Purchase accounting and holdback liabilities	(104)	(47)	(19)
Voluntary pension contributions	567	115	2
FREE CASH FLOW	$5,356	$4,649	$3,699

ORGANIC GROWTH RECONCILIATION

(Year Ended September 29, 2006)

	NET REVENUES		FOREIGN CURRENCY		ACQUISITION/ (DIVESTITURE)		ORGANIC REVENUE GROWTH	
Electronics	$ 12,724	8.1%	$(148)	-1.3%	$ 8	0.1%	$ 1,090	9.3%
Fire & Security	11,653	1.3%	(60)	-0.5%	(117)	-1.1%	327	2.9%
Healthcare	9,641	1.0%	(93)	-1.0%	14	0.1%	177	1.9%
Engineered Products & Services	6,942	7.5%	(25)	-0.4%	(1)	0.0%	512	7.9%
Corporate	—	NM	—	NM	(29)	NM	—	NM
TOTAL NET REVENUES	$40,960	4.2%	$(326)	-0.8%	$(125)	-0.4%	$2,106	5.4%

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This report may contain certain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to risks, uncertainty, and changes in circumstances, which may cause actual results, performance, or achievements to differ materially from anticipated results, performance, or achievements. All statements contained herein that are not clearly historical in nature are forward-looking and the words "anticipate," "believe," "expect," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements. The forward-looking statements in this report include statements addressing the following subjects: future financial condition and operating results. Economic, business, competitive and/or regulatory factors affecting the company's businesses are examples of factors, among others, that could cause actual results to differ materially from those described in the forward-looking statements. The company is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise. More detailed information about these and other factors is set forth in Tyco's Annual Report on Form 10-K for the fiscal year ended September 29, 2006.

FORM 10-K AND SEC AND NYSE CERTIFICATIONS

A copy of the Form 10-K filed by the company with the Securities and Exchange Commission (SEC) for fiscal 2006, which includes as Exhibits the Chief Executive Officer and Chief Financial Officer Certifications required to be filed with the SEC pursuant to Section 302 of the Sarbanes-Oxley Act, is included herein. Additional copies of the Form 10-K may be obtained by shareholders without charge upon written request to Tyco International, 2nd Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda. The Form 10-K is also available on the company's website at www.tyco.com.

The company has filed with the New York Stock Exchange (NYSE) the Certification of its Chief Executive Officer confirming that the company has complied with the NYSE corporate governance listing standards.

Design VSA Partners, New York Photos Chris Buck Printing GLI North America

TYCO INTERNATIONAL LTD.

2nd Floor
90 Pitts Bay Road
Pembroke HM 08, Bermuda

www.tyco.com


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